Form 10-K, Exhibit 13
period 2003-12-31
JWH GLOBAL TRUST
filed 2004-03-30
CIK 1027099

Back to the 10-K

JWH GLOBAL TRUST
Annual Report

Message from the Managing Owner

Dear Unitholder:

The Managing Owner is pleased to report the JWH Global Trust posted a respectable gain of 6.87% for 2003. The Net Asset Value at year-end was $149.12 per unit compared to $139.53 per unit at the beginning of the year.

Currency trading was the driving force behind the profitable year. The financial markets were influenced by three dominant themes this past year: the global re-balancing of the US dollar against other major currencies, the accommodative monetary polices of the three largest central banks, and the emergence of China as a global economic power. The latter event had perhaps the single largest effect on the currency, fixed income, energy and grain markets.

The majority of the positive performance of 2003 occurred during the first quarter, primarily generated in the currency and fixed income sectors. The pending war between the US and Iraq, growing US budget deficits and shrinking US tax revenues helped propel the Euro against the US dollar, the British pound and the Japanese yen making these some of the most profitable currency positions. The economic slowdown in most of the industrialized world led to higher bond prices which were most pronounced in Europe and Japan. The fear of worldwide deflation cast a pall on the major global stock indices which made their lows for the year in the first quarter allowing the Trust to capture the profitable down trend. The entire energy sector was positive for the quarter, due to the rise in energy prices in anticipation of the Iraqi war. Metals had mixed results for the quarter. Gold was positive as the price rose due to the war concerns, weaker US dollar and lack of producer hedging. Copper benefited from the robust US housing industry while silver and aluminum suffered from oversupplied markets. Agricultural products were negative for the quarter with most components having negligible results.

The second quarter was positive with the bulk of the profits coming from the currency sector followed by the fixed income sector. This was the transition quarter for 2003. The US’s quick victory in the Iraqi War initially provided strength to the US dollar but the reality of higher than expected budget deficits due the cost of the war and a low US savings rate again placed downward pressure on the US dollar against most major currencies. Perhaps the most significant event for fixed income markets came in May when the FOMC announced that the risk of inflation was low. In June, the Fed Funds rate reached 1.00%, the lowest level in forty years. All of the fixed income components in the US and Europe were positive. Equities around the globe had mixed results which often occur when markets are in the midst of directional change. By the end of the quarter most indices were starting to show consistent strength contributing a modest gain to the Trust. The energy sector was unprofitable for the quarter as a result of volatile trading conditions. The metal sector also suffered a loss for the quarter when prices moved lower after the initial post-war economic euphoria, only to rebound against a weakening US dollar and mildly bullish economic news. Agricultural products were down again as most components suffered minor losses.

All sectors with the exception of indices were negative for the third quarter. Positive economic news in the US and parts of Europe reversed the downward trend in the US dollar. Another effect of the positive economic news was the reversal in bond markets as interest rates began moving higher with anticipation of a global economic recovery. The results were mixed throughout the yield curve. Indices were the lone profitable sector for the quarter as the upward trend that started in the previous quarter was firmly entrenched. The combination of continued favorable economic data and increased corporate profitability helped buoy share prices. Energies suffered a mild setback due to the volatile nature of trading and sensitivity to weekly inventory news and changing production levels. Metals also failed to make a positive contribution when gold and silver moved lower in response to the strengthening US dollar.

The final quarter of the year was marginally profitable. Once again, currencies led the way. Despite a growing US economy the dollar moved lower as a result of asset reallocation. Central banks, including Saudi Arabia, China, India and Korea have been reducing the percentage of US dollars in their respective currency reserves and increasing the percentage of Euros, British pounds and, to a lesser extent, Japanese yen. The FOMC stated in December that interest rates would remain low for a considerable period causing the interest rate markets to quickly reverse their course and move lower. This resulted in the largest sector loss for the quarter. Indices were unprofitable for the quarter due to the volatile trading partly as a result of renewed terrorist threats. Energies were also down in the fourth quarter in very volatile trading. Overall, the price of energy continues to move higher due to low inventories and increased demand. China has now surpassed Japan as the second largest importer of crude for industrial consumption. Agricultural products and metals made positive contributions this period as prices rose mainly due to China’s demand for raw materials. China has become the largest recipient of direct foreign investment surpassing the US.

CIS Investments, Inc., the Managing Owner of the Trust, looks towards 2004 with optimism. We believe that the uncertainty in the Middle East, the emergence of China as an importer of raw materials and the upcoming US elections will provide market opportunities not only in the financial but also the physical markets. This uncertainty will continue to make the Trust a valued part of your diversified investment portfolio. We continue to feel our blend of JWH Programs- the Financial and Metals Portfolio, the G-7 Currency Portfolio and the JWH GlobalAnalytics® Family of Programs are positioned to cover substantially all potential areas of market opportunity.

Thank you for your ongoing support of the JWH Global Trust.

James A. Davison
Chairman, CEO and Director
CIS Investments, Inc.

JWH GLOBAL TRUST
Table of Contents

Independent Auditors' Report

Financial Statements:
      Statements of Financial Condition, December 31, 2002 and 2001

      Statements of Operations, Years ended December 31, 2002, 2001, and 2000

      Statements of Changes in Partners' Capital, Years ended December 31, 2002, 2001, and 2000

Notes to Financial Statements

Condensed Schedule of Investments, December 31, 2002

Acknowledgment

Independent Auditors' Report

The Board of Directors of CIS Investments, Inc. and the Unitholders of JWH Global Trust:

We have audited the accompanying statements of financial condition of JWH Global Trust (the Trust) as of December 31, 2003 and 2002, including the condensed schedule of investments as of December 31, 2003 and the related statements of operations and changes in unitholders’ capital for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JWH Global Trust as of December 31, 2003 and 2002, and the results of operations and changes in unitholders’ capital, for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

February 6, 2004

JWH GLOBAL TRUST STATEMENTS OF FINANCIAL CONDITION December 31, 2003 and 2002

Assets	2003	2002
Assets:
Equity in commodity trading accounts:
Cash on deposit with Brokers	$183,255,388	56,847,327
Unrealized gain on open contracts	10,691,591	6,350,230
	193,946,979	63,197,557

Receivable for units sold	16,383,699	1,853,334
Interest Receivable	135,329	60,731

Total assets	$210,466,007	65,111,622

Liabilities and Unitholders' Capital
Liabilities:
Accrued commissions	$962,528	340,076
Accrued management fees	323,143	105,324
Accrued incentive fees	272,694	0
Accrued operating expenses	90,000	60,000
Accrued offering expenses	80,181	26,147
Redemptions payable	1,624,161	449,549

Total liabilities	3,352,707	981,096

Unitholders' Capital:
Beneficial owners (1,381,108.44 and 453,878.17 units outstanding at December 31, 2003 and 2002, respectively)	205,949,414	63,327,633
Managing owner (7,805.08 and 5,754.50 units outstanding at December 31, 2003 and 2002, respectively)	1,163,886	802,893
Total unitholders' capital	207,113,300	64,130,526

Total liabilities and unitholders' capital	$210,466,007	65,111,622

See accompanying notes to financial statements.

JWH GLOBAL TRUST STATEMENTS OF OPERATIONS Years ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Revenues:
Gain (loss) on trading of commodity contracts
Realized gain on closed positions	$11,375,400	15,033,511	8,079,390
Change in unrealized gain (loss) on open positions	4,341,361	3,792,911	(5,446,646)
Interest Income	1,183,618	811,042	1,657,888
Foreign currency transaction gain	302,525	103,274	139,504

Total revenues	17,202,904	19,740,738	4,430,136

Expenses:
Commission	7,584,742	3,450,709	3,215,618
Exchange, clearing, and NFA fees	49,676	17,475	32,547
Management fees	2,472,995	1,068,838	1,001,094
Incentive fees	2,344,357	2,741,521	990,171
Amortization of prepaid initial organization and offering costs	0	55,072	132,173
Ongoing organization and offering expenses	611,094	263,456	248,048
Other operating expenses	176,430	86,473	64,643

Total expenses	13,239,294	7,683,544	5,684,294

Net income (loss)	$3,963,610	12,057,194	(1,254,158)

Income (loss) per unit of beneficial ownership interest*	$9.59	27.90	(2.96)
Income (loss) per unit of managing ownership interest*	$9.59	27.90	(2.96)
* Represents the increase (decrease) in unit value during the year.

See accompanying notes to financial statements.

JWH GLOBAL TRUST STATEMENTS OF CHANGES IN PARTNERS' CAPITAL Years ended December 31, 2003, 2002, and 2001

	Units*	Beneficial owners	Managing owner	Total

Balance at December 31, 2000	430,765.38	$49,361,538	768,196	50,129,734

Net loss	0	(1,238,945)	(15,212)	(1,254,157)

Unitholders' contributions	72,485.25	8,406,483	0	8,406,483

Unitholders' redemptions	(65,241.94)	(7,636,323)	(110,644)	(7,746,967)

Balance at December 31, 2001	438,008.69	48,892,753	642,340	49,535,093

Net income	0	11,896,641	160,553	12,057,194

Unitholders' contributions	87,641.17	10,980,607	0	10,980,607

Unitholders' redemptions	(71,771.69)	(8,442,368)	0	(8,442,368)

Balance at December 31, 2002	453,878.17	63,327,633	802,893	64,130,526

Net income	0	3,900,071	63,539	3,963,610

Unitholders' contributions	974,811.64	145,759,476	300,067	146,059,543

Unitholders' redemptions	(47,581.37)	(7,037,766)	(2,613)	(7,040,379)

Balance at December 31, 2003	1,381,108.44	205,949,414	1,163,886	207,113,300

Net asset value per unit at December 31, 2003		$149.12	149.12

Net asset value per unit at December 31, 2002		$139.53	139.53

Net asset value per unit at December 31, 2001		$111.63	111.63

* Units of beneficial ownership.

See accompanying notes to financial statements.

Notes to Financial Statements
December 31, 2003, 2002, 2001

(1) General Information and Summary

JWH Global Trust (the Trust), a Delaware statutory trust organized on November 12, 1996, was formed to engage in the speculative trading of futures contracts on currencies, interest rates, energy and agricultural products, metals and stock indices, spot and forward contracts on currencies and precious metals, and exchanges for physicals pursuant to the trading instructions of independent trading advisors. The Managing Owner of the Trust is CIS Investments, Inc. (CISI). The clearing broker is Cargill Investor Services, Inc. (Clearing Broker or CIS), the parent company of CISI. The broker for forward contracts is CIS Financial Services, Inc. (CISFS or Forwards Currency Broker), an affiliate of CISI. The Clearing Broker and the Forwards Currency Broker collectively will be referred to as the Brokers.

Units of beneficial ownership of the Trust commenced selling on April 3, 1997 and trading began on June 2, 1997. The initial amount offered for investment was $50,000,000. On September 26, 1997 and again on July 2, 2003, the Trust registered an additional $155,000,000 and $300,000,000, respectively, for further investment and continued the offering. Refer to the JWH Global Trust prospectus for further details of the offering.

The Trust will be terminated on December 31, 2026, if none of the following occur prior to that date: (1) beneficial owners holding more than 50% of the outstanding units notify the Managing Owner to dissolve the Trust as of a specific date; (2) disassociation of the Managing Owner with the Trust; (3) bankruptcy of the Trust; (4), a decrease in the net asset value to less than $2,500,000; (5) a decline in the net asset value per unit to $50 or less; (6) dissolution of the Trust; or (7) any event that would make it unlawful for the existence of the Trust to be continued or require dissolution of the Trust.

(2) Summary of Significant Accounting Policies

The accounting and reporting policies of the Trust conform to accounting principles generally accepted in the United States of America and to general practices in the commodities industry. The following is a description of the more significant of those policies that the Trust follows in preparing its financial statements.

Revenue Recognition

Commodity futures contracts, forward contracts, physical commodities, and related options are recorded on the trade date. All such transactions are recorded on the identified cost basis and marked to market daily. Unrealized gains on open contracts reflected in the statements of financial condition represent the difference between original contract amount and market value (as determined by exchange settlement prices for futures contracts and related options and cash dealer prices at a predetermined time for forward contracts, physical commodities, and their related options) as of the last business day of the year or as of the last date of the financial statements.

The Trust earns interest on its assets on deposit at the Brokers at 100% of the 91-day Treasury bill rate for deposits denominated in U.S. dollars, and at the rates agreed between the Trust and CIS and CISFS for deposits denominated in other currencies.

Redemptions

A beneficial owner may cause any or all of his or her units to be redeemed by the Trust effective as of the last trading day of any month of the Trust based on the Net Asset Value per unit on such date on five days written notice to the Managing Owner. Payment will be made within ten business days of the effective date of the redemption. Any redemption made during the first eleven months of investment is subject to a 3% redemption penalty. Any redemption made in the 12th month of investment or later will not be subject to any penalty. The Trust’s Amended and Restated Declaration and Agreement of Trust contains a full description of redemption and distribution policies.

Organizational and Offering Costs

Initial organizational and offering costs advanced to the Trust were amortized over the first 60 months of the Trust’s operations, subject to a maximum monthly payment of 1/60 of 2% of the month-end net assets. Ongoing offering costs, subject to a ceiling of 0.5% of the Trust’s average month-end net assets, are paid by the Trust and expensed as incurred.

Commissions

Commodity brokerage commissions are typically paid for each trade transacted and are referred to as “round-turn commissions”. These commissions cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract. The Trust does not pay commodity brokerage commissions on a per-trade basis, but rather pays monthly flat-rate Brokerage Fees. Effective July 1, 2003, CIS lowered this fee from the annual rate of 6.5% (or approximately 0.542% per month) to 6.0% (or 0.50% per month) of the Trust’s month-end assets after reduction of the Management Fee. CIS receives these Brokerage Fees irrespective of the number of trades executed on the Trust’s behalf. The amount paid to CIS is reduced by exchange fees paid by the Trust. The round-turn equivalent rate for commissions paid by the Trust for the years ended December 31, 2003, 2002, and 2001 was $38, $52, and $56, respectively.

Certain large investors are eligible for a “Special Brokerage Fee Rate” of 4.5% per year. As of December 31, 2003, there were no such eligible investors in the Trust.

Foreign Currency Transactions

Trading accounts in foreign currency denominations are susceptible to both movements in the underlying contract markets as well as fluctuation in currency rates. Translation of foreign currencies into U.S. dollars for closed positions are translated at an average exchange rate for the year, while year-end balances are translated at the year-end currency rates. The impact of the translation is reflected in the statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fees

Management fees are accrued and paid monthly, incentive fees are accrued monthly and paid quarterly. Trading decisions for the period of these financial statements were made by John W. Henry & Company, Inc. (JWH) utilizing three of its trading programs, the JWH GlobalAnalytics® Family of Programs, the Financial and Metals Portfolio, and the G-7 Currency Portfolio.

Under signed agreement JWH receives a monthly management fee at the rate of 0.166% (a 2% annual rate) of the Trust’s month-end net assets calculated after deduction of a portion of the Brokerage Fee at an annual rate of 1.25% of month-end Trust net assets, but before reduction for any incentive fee or other costs and before inclusion of purchases and redemptions for the month.

Also, under signed agreement the Trust pays to JWH a quarterly incentive fee equal to 20% of the new trading profits, if any, of the Trust. The incentive fee is based on the overall performance of the Trust, not individually in respect of the performance of the individual programs utilized by the Trust. This fee is also calculated by deducting a portion of the Brokerage Fees at an annual rate of 1.25%.

(4) Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statements as each beneficial owner is responsible for reporting income (loss) based on the pro rata share of the profits or losses of the Trust. Generally, for both federal and state tax purposes, trusts, such as the JWH Global Trust, are treated as partnerships. The Trust is responsible for the Illinois State Partnership Information and Replacement Tax based on the operating results of the Trust. Such tax amounted to $0, $0, and $0 for the years ended December 31, 2003, 2002, and 2001, respectively, and is included in operating expenses in the statements of operations.

(5) Trading Activities and Related Risks

The Trust engages in the speculative trading of U.S. and foreign futures contracts, and forward contracts (collectively derivatives). These derivatives include both financial and non-financial contracts held as part of a diversified trading strategy. The Trust is exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract.

The purchase and sale of futures requires margin deposits with a Futures Commission Merchant (FCM). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act (CEAct) requires an FCM to segregate all customer transactions and assets from the FCM’s proprietary activities. A customer’s cash and other property, such as U.S. Treasury Bills, deposited with an FCM are considered commingled with all other customer funds subject to the FCM’s segregation requirements. In the event of an FCM’s insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited.

The Trust has cash on deposit with an affiliate interbank market maker in connection with its trading of forward contracts. In the event of interbank market maker’s insolvency, recovery of the Trust assets on deposit may be limited to account insurance or other protection afforded such deposits. In the normal course of business, the Trust does not require collateral from such interbank market maker. Due to forward contracts being traded in unregulated markets between principals, the Trust also assumes a credit risk, the risk of loss from counter party non-performance.

For derivatives, risks arise from changes in the market value of the contracts. Theoretically, the Trust is exposed to a market risk equal to the value of futures and forward contracts purchased and unlimited liability on such contracts sold short.

Net trading results from derivatives for the years ended December 31, 2003, 2002, and 2001, are reflected in the statement of operations and equal gain from trading less brokerage commissions. Such trading results reflect the net gain arising from the Trust’s speculative trading of futures contracts and forward contracts.

The notional amounts of open contracts at December 31, 2003, as disclosed in the Condensed Schedule of Investments, do not represent the Trust’s risk of loss due to market and credit risk, but rather represent the Trust’s extent of involvement in derivatives at the date of the statement of financial condition.

The Beneficial Owners bear the risk of loss only to the extent of the market value of their respective investments.

(6) Financial Highlights

The following financial highlights show the Trust’s financial performance for the period ended December 31, 2003. Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period – a percentage change in the net asset value from December 31, 2002 to December 31, 2003. Total return is calculated based on the aggregate return of the Trust taken as a whole.

Total Return:
Total Return before incentive fee	9.57%
Less incentive fee allocation	2.70%

Total return	6.87%

Ratio to Average net assets:
Net income	3.09%
Expenses:
Expenses	8.53%
Incentive fees	1.83%

Total expenses	10.36%

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the period ended December 31, 2003.

JWH GLOBAL TRUST Condensed Schedule of Investments December 31, 2003

	Number of contracts	Principal (notional)	Value (OTE)
Long positions
Futures positions (1.71%)
Agriculture	840	$16,725,960	202,873
Energy	705	$21,977,112	521,788
Interest rates	3,394	$547,772,234	(358,691)
Metals	1,055	42,805,781	2,599,495
Indices	617	21,710,013	576,720
		650,991,100	3,542,185
Forward positions (4.47%):
Currencies	24	605,185,032	9,249,381

Total long positions		$1,256,176,132	12,791,566

Short positions
Futures positions (-0.44%)
Indices	145	14,462,779	(904,768)

Forward positions (-0.58%):
Currencies	11	121,669,654	(1,195,207)

Total short positions		$136,132,433	(2,099,975)

Total open contracts (5.16%)			$10,691,591
Cash on deposit with brokers (88.48%)			183,255,388
Other assets in excess of liabilities (6.36%)			13,166,321

Net assets (100.0%)			$207,113,300

See accompanying notes to financial statements.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Shaun D. O'Brien Chief Financial Officer, CIS Investments, Inc., The Managing Owner and Commodity Pool Operator of JWH Global Trust