Form 10-K, Exhibit 13
period 2004-12-31
JWH GLOBAL TRUST
filed 2005-03-31
CIK 1027099

Back to the 10-K

JWH GLOBAL TRUST
Annual Report

Message from the Managing Owner

Dear Unitholder:

The JWH Global Trust posted a slight loss of 0.39% for 2004. The Net Asset Value at year-end was $148.54 per unit compared to $149.12 per unit at the beginning of the year.

Volatility was a major factor in many markets. During the first half of the year, the trading environment was unfavorable for trend-following, even with some select markets having strong directional moves. Although not high by historical standards, the spikes in volatility were apparent through large price moves coupled with strong reversals. Nevertheless, the second half of the year, especially the fourth quarter, was marked by a strong dollar decline and a good rally in bonds.

The first quarter was slightly positive, with the bulk of the profits coming from the fixed-income sector, followed by the agriculture, metals and energy sectors. The Trust profited from lower yields in both the US and Europe. US bonds continued to rally during the first quarter, though higher US yields were expected after Mr. Greenspan's comment on the need for higher interest rates. In the European fixed-income market, the Trust posted its largest gains of the quarter as slow growth in the EU (especially Germany) was a strong driver in the rally by both the Bund and Bobl markets. Profits were seen in agriculture, with soybeans reaching highs not seen in decades. In metals, profits were gained in both copper and silver. Base metal prices rose on the back of strong manufacturing growth in China and continued growth in US housing. Energies also posted positive returns. Limits to production and increased talk of an OPEC cut helped to continue the upward trend. Global stock indices added slightly to performance during the quarter, as no clear trends were apparent. The currency sector dampened the Trust's gains from other markets in the first quarter. The markets were hit with strong increases in volatility and daily trading ranges, as well as some key reversals.

The Trust's performance was down during the second quarter as five out of six market sectors that traded posted losses. The change in US employment growth prospects hurt profitability. Concerns about future growth in China and Chinese monetary policy changes aimed at controlling the growth in credit caused a major reversal in many commodity markets, especially the base metals. Currencies saw limited longer-term price changes coupled with strong reversals. In the case of the yen, there was no government intervention during the second quarter, as there had been during the first quarter, but the relatively high level of volatility continued because of the threat of further intervention. The fixed-income sector also hurt performance during the quarter. Even after the first rate increase in four years, the price of the 10-year bond was only slightly higher than at the beginning of the year. The Bund market was also range-bound, because of the steadier monetary policy of the European Central Bank, as well as muted growth and inflation prospects in Europe. Stock indices hurt performance, as mixed views on growth prospects in key economies kept prices in a relatively tight range. Energy trading proved to be the sole area for profits during the quarter.

The Trust's returns in the third quarter were negative. The three sectors holding back performance were currencies, stock indices, and metals. US equities continued to stay range-bound for most of the third quarter as the VIX index of volatility fell to all-time lows. However, the European and Japanese markets did not follow suit. The Eurostoxx was able to rally towards the end of summer, while the Nikkei index bounced off the lows it had reached earlier in the year. On the other hand, the energy sector once again provided the best returns, as a combination of hurricanes in the Gulf of Mexico and political risk in the Middle East drove crude oil prices higher than $50 per barrel at the end of September. Additional gains were seen during the quarter in fixed income. Despite the fact that the rise in US short term interest rates reduced growth and inflationary expectations, there was a major bond rally. Fixed income also rallied in Japan, Australia, Great Britain and, to a lesser extent, in Europe. The Trust also benefited as the grain markets continued to fall in response to expectations that harvests would be very strong.

Performance during the fourth quarter was up over 24.0% as the currency sector was able to break out of its year-long trading range. When the markets started expecting a Bush win and grasped the effects of another term, the US dollar sell-off began. The US dollar sell-off also helped the fixed-income sector to post positive returns for the quarter, as European rates rallied reflecting slowing economies and the strengthening euro across Europe. Compared to the currency and fixed-income markets, the other market sectors (indices, metals, energies and agriculture) were mixed for the quarter, and did not have an appreciable effect on the Trust's returns.

Overall, the Trust had a slightly negative year. After an extremely difficult first half of the year, the Trust's long-term trend following approach to the markets once again proved profitable in the second half of the year. CIS Investments, Inc., the Managing Owner of the Trust, looks towards 2005 with optimism. We continue to feel our blend of JWH Programs - the Financial and Metals Portfolio, the G-7 Currency Portfolio and the JWH GlobalAnalytics® Family of Programs - are positioned to cover substantially all potential areas of market opportunity.

Thank you for your ongoing support of the JWH Global Trust.

James A. Davison
President, CEO and Director
CIS Investments, Inc.

JWH GLOBAL TRUST
Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:
       Statements of Financial Condition, December 31, 2004 and 2003

       Statements of Operations, Years ended December 31, 2004, 2003, and 2002

       Statements of Changes in Unitholders' Capital, Years ended December 31, 2004, 2003, and 2002

       Condensed Schedule of Investments, December 31, 2004

Notes to Financial Statements

Acknowledgment

Report of Independent Registered Public Accounting Firm

The Board of Directors of CIS Investments, Inc. and the Unitholders of JWH Global Trust:

We have audited the accompanying statements of financial condition of JWH Global Trust (the Trust) as of December 31, 2004 and 2003, including the condensed schedule of investments as of December 31, 2004 and the related statements of operations and changes in unitholders' capital for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JWH Global Trust as of December 31, 2004 and 2003, and the results of operations and changes in unitholders' capital, for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

March 9, 2005

JWH GLOBAL TRUST Statements of Financial Condition December 31, 2004 and 2003

Assets	2004	2003
Assets:
Equity in commodity trading accounts:
Cash on deposit with Brokers	$312,053,398	183,255,388
Unrealized gain on open contracts	22,802,365	10,691,591
	334,855,763	193,946,979

Receivable for units sold	7,210,442	16,383,699
Interest Receivable	561,543	135,329

Total assets	$342,627,748	210,466,007

Liabilities and Unitholders' Capital
Liabilities:
Accrued commissions	$1,667,412	962,528
Accrued management fees	558,459	323,143
Accrued incentive fees	4,531,999	272,694
Accrued ongoing offering expenses	136,802	80,181
Accrued operating expenses	90,000	90,000
Redemptions payable	3,602,667	1,624,161

Total liabilities	10,587,339	3,352,707

Unitholders' Capital:
Beneficial owners (2,211,539.65 and 1,381,108.44 units outstanding at December 31, 2004 and 2003, respectively)	328,509,395	205,949,414
Managing owner (23,771.70 and 7,805.08 units outstanding at December 31, 2004 and 2003, respectively)	3,531,014	1,163,886

Total unitholders' capital	332,040,409	207,113,300

Total liabilities and unitholders' capital	$342,627,748	210,466,007

See accompanying notes to financial statements.

JWH GLOBAL TRUST Statements of Operations Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Revenues:
Gain on trading of commodity contracts:
Realized gain on closed positions	$21,176,837	11,375,400	15,033,511
Change in unrealized gain on open positions	12,110,774	4,341,361	3,792,911
Interest Income	3,631,292	1,183,618	811,042
Foreign currency transaction (loss) gain	(414,668)	302,525	103,274

Total revenues	36,504,235	17,202,904	19,740,738

Expenses:
Commission	15,298,552	7,584,742	3,450,709
Exchange, clearing and NFA fees	108,740	49,676	17,475
Management fees	5,141,363	2,472,995	1,068,838
Incentive fees	5,419,877	2,344,357	2,741,521
Amortization of prepaid initial offering costs	0	0	55,072
Ongoing offering expenses	1,271,788	611,094	263,456
Operating expenses	416,855	176,430	86,473

Total expenses	27,657,175	13,239,294	7,683,544

Net income	$8,847,060	3,963,610	12,057,194

(Loss) Income per unit of beneficial ownership interest*	$(0.58)	9.59	27.90
(Loss) Income per unit of managing ownership interest*	(0.58)	9.59	27.90
* Represents the increase (decrease) in unit value during the year.

See accompanying notes to financial statements.

JWH GLOBAL TRUST Statements of Changes in Unitholders' Capital Years ended December 31, 2004, 2003, and 2002

	Units*	Beneficial owners	Managing owner	Total

Balance at December 31, 2001	438,008.69	$48,892,753	642,340	49,535,093

Net income		11,896,641	160,553	12,057,194

Unitholders' contributions	87,641.17	10,980,607	0	10,980,607

Unitholders' redemptions	(71,771.69)	(8,442,368)	0	(8,442,368)

Balance at December 31, 2002	453,878.17	63,327,633	802,893	64,130,526

Net income		3,900,071	63,539	3,963,610

Unitholders' contributions	974,811.64	145,759,476	300,067	146,059,543

Unitholders' redemptions	(47,581.37)	(7,037,766)	(2,613)	(7,040,379)

Balance at December 31, 2003	1,381,108.44	205,949,414	1,163,886	207,113,300

Net income		8,817,894	29,166	8,847,060

Unitholders' contributions	1,035,357.30	141,451,430	2,350,103	143,801,533

Unitholders' redemptions	(204,926.09)	(27,709,343)	(12,141)	(27,721,484)

Balance at December 31, 2004	2,211,539.65	$328,509,395	3,531,014	332,040,409

Net asset value per unit at December 31, 2004		$148.54	148.54

Net asset value per unit at December 31, 2003		149.12	149.12

Net asset value per unit at December 31, 2002		139.53	139.53

* Units of beneficial ownership.

See accompanying notes to financial statements.

JWH GLOBAL TRUST Condensed Schedule of Investments December 31, 2004

	Number of contracts	Principal (notional)	Value (OTE)
Long positions
Futures positions (0.91%):
Agriculture	722	$12,859,932	1,790,266
Interest rates	10,609	2,058,735,653	(1,432,741)
Metals	1,349	66,175,745	1,447,713
Indices	2,156	85,811,001	1,227,940

		2,223,582,331	3,033,178

Forward positions (8.42%):
Australian Dollar	2	26,414,568	1,087,522
Swiss Franc	3	215,310,191	4,189,581
European Euro	8	398,655,198	10,361,999
British Pound	9	338,854,550	735,062
Japanese Yen	4	429,442,381	11,591,154

		1,408,676,888	27,965,318

Total long positions		$3,632,259,219	30,998,496

Short positions
Futures positions (-0.22%):
Agriculture	2,088	$30,614,607	271,516
Energy	136	6,688,620	329,380
Interest Rates	1,364	328,860,400	(238,700)
Metals	93	7,511,550	(668,700)
Indices	68	7,621,154	(438,150)

		381,296,331	(744,654)

Forward positions (-2.24%):
European Euro	2	70,576,894	(1,401,538)
Japanese Yen	9	197,815,949	(3,952,838)
Canadian Dollor	2	82,594,856	(2,097,101)

		350,987,699	(7,451,477)

Total short positions		$732,284,030	(8,196,131)

Total open contracts (6.87%)			$22,802,365
Cash on deposit with brokers (93.98%)			312,053,398
Other liabilities in excess of assets (-0.85%)			(2,815,354)

Net assets (100.0%)			$332,040,409

See accompanying notes to financial statements.

Notes to Financial Statements December 31, 2004, 2003, 2002

(1)	General Information and Summary
JWH Global Trust (the Trust), a Delaware statutory trust organized on November 12, 1996, was formed to engage in the speculative trading of futures contracts on currencies, interest rates, energy and agricultural products, metals and stock indices, spot and forward contracts on currencies and precious metals, and exchanges for physicals pursuant to the trading instructions of independent trading advisors. The Managing Owner of the Trust is CIS Investments, Inc. (CISI). The clearing broker is Cargill Investor Services, Inc. (Clearing Broker or CIS), an affiliate of CISI. The broker for forward contracts is CIS Financial Services, Inc. (CISFS or Forwards Currency Broker), also an affiliate of CISI. The Clearing Broker and the Forwards Currency Broker collectively will be referred to as the Brokers.

Units of beneficial ownership of the Trust commenced selling on April 3, 1997 and trading began on June 2, 1997. The initial amount offered for investment was $50,000,000. On September 24, 1997, July 2, 2003 and again on November 1, 2004, the Trust registered an additional $155,000,000, $300,000,000, and $500,000,000, respectively, for further investment and continued the offering. By December 31, 2004, a total of 3,301,963.40 units representing an investment for $425,662,108.74 of beneficial ownership interest had been sold in the combined offerings. In addition, during the offerings, the Managing Owner purchased a total of 26,732.90 units, representing a total investment of $3,535,227.47. Refer to the JWH Global Trust prospectus for further details of the offering.

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

(a) Revenue Recognition
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

(b) Redemptions
A beneficial owner may cause any or all of his or her units to be redeemed by the Trust effective as of the last trading day of any month of the Trust based on the Net Asset Value per unit on such date on five days written notice to the Managing Owner. Payment will be made within ten business days of the effective date of the redemption. Any redemption made during the first eleven months of investment is subject to a 3% redemption penalty. Any redemption made in the twelfth month of investment or later will not be subject to any penalty. The Trust's Sixth Amended and Restated Declaration and Agreement of Trust contains a full description of redemption and distribution policies.

(c) Organizational and Offering Costs
Initial offering costs advanced to the Trust were amortized over the first 60 months of the Trust's operations, subject to a maximum monthly payment of 1/60 of 2% of the Trust's month-end net assets. Ongoing offering costs, subject to a ceiling of 0.5% of the Trust's average month-end net assets, are paid by the Trust and expensed as incurred.

(d) Commissions
Commodity brokerage commissions are typically paid for each trade transacted and are referred to as "round-turn commissions". These commissions cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract. The Trust does not pay commodity brokerage commissions on a per-trade basis, but rather pays monthly flat-rate Brokerage Fees. Effective July 1, 2003, CIS lowered this fee from the annual rate of 6.5% (or approximately 0.542% per month) to 6.0% (or 0.50% per month) of the Trust's month-end assets after reduction of the Management Fee. CIS receives these Brokerage Fees irrespective of the number of trades executed on the Trust's behalf. The amount paid to CIS is reduced by exchange fees paid by the Trust. The round-turn equivalent rate for commissions paid by the Trust for the years ended December 31, 2004, 2003, and 2002 was $39, $38, and $52, respectively.

Certain large investors are eligible for a "Special Brokerage Fee Rate" of 4.5% per year. As of December 31, 2004, there were no such eligible investors in the Trust.

(e) Foreign Currency Transactions
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

(f) Use of Estimates
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

Under signed agreement JWH receives a monthly management fee at the rate of 0.167% (a 2% annual rate) of the Trust's month-end net assets calculated after deduction of a portion of the Brokerage Fee at an annual rate of 1.25% of month-end Trust net assets, but before reduction for any incentive fee or other costs and before inclusion of purchases and redemptions for the month.

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

The purchase and sale of futures requires margin deposits with a Futures Commission Merchant (FCM). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act (CEAct) requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property, such as U.S. Treasury Bills, deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited.

The Trust has cash on deposit with an affiliate interbank market maker in connection with its trading of forward contracts. In the event of interbank market maker's insolvency, recovery of the Trust assets on deposit may be limited to account insurance or other protection afforded such deposits. In the normal course of business, the Trust does not require collateral from such interbank market maker. Due to forward contracts being traded in unregulated markets between principals, the Trust also assumes a credit risk, the risk of loss from counterparty non-performance.

For derivatives, risks arise from changes in the market value of the contracts. Theoretically, the Trust is exposed to a market risk equal to the value of futures and forward contracts purchased and unlimited liability on such contracts sold short.

Net trading results from derivatives for the years ended December 31, 2004, 2003, and 2002, are reflected in the statements of operations and equal gain from trading less brokerage commissions. Such trading results reflect the net gain arising from the Trust's speculative trading of futures contracts and forward contracts.

The notional amounts of open contracts at December 31, 2004, as disclosed in the Condensed Schedule of Investments, do not represent the Trust's risk of loss due to market and credit risk, but rather represent the Trust's extent of involvement in derivatives at the date of the statement of financial condition.

The Beneficial Owners bear the risk of loss only to the extent of the market value of their respective investments.

(6)	Financial Highlights
The following financial highlights show the Trust's financial performance for the period ended December 31, 2004. Total return is calculated as the change in a theoretical beneficial owner's investment over the entire period - a percentage change in the net asset value from December 31, 2003 to December 31, 2004. Total return is calculated based on the aggregate return of the Trust taken as a whole.

Net Asset Value per unit at December 31, 2003	$ 149.12
Loss per unit	(0.58)

Net Asset Value per unit at December 31, 2004	148.54

Total Return:
Total return before incentive fee	1.44%
Less incentive fee allocation	1.83%

Total Return	(0.39)%

Ratio to Average net assets:
Net income	3.41%
Expenses:
Expenses	8.56%
Incentive fees	2.09%

Total expenses	10.65%

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the period ended December 31, 2004.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Shaun D. O'Brien Chief Financial Officer, CIS Investments, Inc., The Managing Owner and Commodity Pool Operator of JWH Global Trust