Form 10-K, Exhibit 13
period 2005-12-31
JWH GLOBAL TRUST
filed 2007-04-02
CIK 1027099

Exhibit 13.01

Message from the Managing Owner

Dear Unitholder:

The JWH Global Trust posted a loss of 18.7% for 2005.  The Net Asset Value at year-end was $120.73*** compared to $148.54 per unit at the beginning of the year.

The majority of the losses were realized in the currency sector coupled with smaller losses in the interest rate, agriculture and metals sectors. Although some markets had strong directional moves, the overall trading environment during the year was unfavorable for long-term trend following as volatility was a major factor in many markets. The combination of reversing market conditions and choppy price action throughout the year caused numerous portfolio shifts as the Trust attempted to find new trends in the market, while minimizing risk exposure.

The Trust’s performance in the first quarter was negative as the bulk of the losses were directly related to the strength of the U.S. dollar against most major currencies.  The weak dollar trend, which had dominated during the second half of 2004, began to reverse itself on diminishing expectations of a Yuan revaluation by the Chinese central bank.  Demand for the dollar also increased when the Federal Reserve raised interest rates by a quarter percentage point for the seventh time since June 2004. On February 16th Fed Chairman Alan Greenspan’s testimony, stating that the decline in long-term interest rates during the past year “remains a conundrum”, sparked inflationary fears worldwide and added to the Trust’s negative performance in the interest rate sector as the European, Japanese and U.S. bond markets sold-off. The Japanese sell-off was short lived as Japanese bonds rallied amid speculation that exports to the U.S. would drop.  The energy sector, the Trust’s best performer during the quarter, benefited from an increase in inflationary fears offset some of the previously discussed losses in the currency and interest rate sectors. Energies rallied as commodity prices surged to a 24-year high on speculation that rising domestic demand may outpace U.S. refinery production during peak summer demand.  Overall, the gains made in energies, indices and the agriculture sectors were not enough to offset the losses incurred in the currency, interest rate and metals sectors.

The Trust’s performance was positive during the second quarter as large gains in the currency and interest rate sectors more than offset losses in the Trust’s other sectors.  The energy sector, which had been the best performing sector in the first quarter, was the worst performing sector in the second quarter, as trends experienced sudden and strong reversals.  In April, energies experienced a sudden turnaround as supplies increased and OPEC boosted output in an effort to lower prices and ensure adequate inventories to meet summer fuel demands.  In contrast, the entire energy sector rallied in June as expectations increased that global demand for oil would reach record levels in the fourth quarter. The interest rate sector posted positive returns as the majority of the sector’s gains came from the strength in the German and Japanese fixed-income markets.  The benchmark German 10-year bund rose to a record high, as market conjecture grew that the European Central Bank would have to cut interest rates as the European economy slowed.  Further supporting the rally in the German bund was the rejection of the European Union Constitution in France.  The currency sector was the best performing sector during the quarter as the U.S. dollar posted its largest quarterly gain against the euro since 2001 as the market anticipated a quarter point increase by the Federal Reserve on June 30th. The dollar also benefited from the yield advantage against the Swiss franc and the euro.  In the agriculture sector, cotton, corn, wheat, soybeans and N.Y. coffee hindered the Trust’s returns as weather conditions wreaked havoc in the markets.  The metals sector was negative for the quarter as volatility in various markets limited the Trust’s ability to achieve returns. Overall, the gains made in the currency and interest rate sectors drove the Trust’s performance for the quarter.

The Trust’s performance was positive for the third quarter, despite volatile market conditions that resulted from terror attacks in London, a surprise devaluation of the Chinese Yuan and Hurricanes Dennis, Emily, Katrina and Rita.  Fears, over damage to oil rigs and refineries caused by the hurricanes in the Gulf Coast led to record high energy prices.  With positive returns in every market traded, the energy sector led performance during the quarter.  The interest rate and currency sectors were the Trust’s most unprofitable sectors during the quarter as volatility in the fixed income market and the U.S. dollar dominated both sectors. The dollar had been weakening over speculation that record high energy prices would slow U.S. economic growth. However, once it became evident that the Federal Reserve would continue to raise interest rates and thus keep its “yield advantage”, both the fixed-income sector and the U.S. dollar reversed their trends; the dollar rallied and fixed-income markets sold off.  The hurricanes also helped the metal sector to post positive returns for the quarter as record high energy costs also saw gold reach a 17-year high. The agriculture and indices sectors also posted positive returns, as N.Y. coffee and the Nikkei 225 (Osaka) led performance.  The Nikkei rose to a four year high on signs that the Japanese economy would continue to grow and on indications that land prices in Tokyo had risen for the first time in 15-years. Overall, four out of the six sectors were positive for the quarter.

The Trust was negative for the fourth quarter as the energy, interest rate and agriculture sectors suffered from strong and sudden reversals in trends. The energy sector was the Trust’s worst performer as energy prices retreated from record highs in the third quarter.  Not only did natural gas fall from record high levels set in September, but crude oil also fell from record highs set in August on signs that warmer than normal weather in the Northeastern region of the U.S. could reduce energy consumption.  The interest rate sector, which had been profiting from downward trending prices in the U.S., Europe and Japan, ended the quarter negative over fears of rising interest rates.  The sudden rally in Japanese and U.S. fixed-income markets was a result of Japanese Prime Minister Koizumi and other politicians stating that it was too early for the Bank of Japan to stop fighting deflation and a sudden optimism that inflation in the U.S. was contained as the Federal Reserve removed the term “accommodative” from its statement after raising rates at their December meeting. While the market reversals resulted in losses for both the interest rate and energy sectors for the quarter, the currency sector finished the quarter positive but only after losing most of the gains the sector achieved in October and November.  For the most of the quarter the currency sector profited, however, as expectations of further rate hikes from the Fed diminished, the sector gains were limited as the dollar suddenly weakened.  The metal sector benefited as gold reached an 18-year high and the prices of LME copper and LME aluminum rallied on increased demand and falling supplies. The agriculture sector was slightly negative for the quarter as N.Y. coffee and cotton were the main contributors to the underperformance in this sector. Overall, the combined gains in the currencies, indices and metals sectors were unable to offset the losses in the rest of the Trust’s sectors.

In conclusion, the Trust finished negative for the year as severe volatility hindered performance.  Although some markets did have definitive moves the severity of the sudden reversals that were experienced in many of the same markets hampered the Trust’s systematic trend following approach.

We thank you for your continued support.

Past performance is not indicative of future results.

Jeffrey R. Miceli

Chief Financial Officer

R. J. O’Brien Fund Management, Inc..

*** Please see section “General Information and Summary for explanation of Net Asset Value/unit pursuant to events of October, 2005.

JWH GLOBAL TRUST

 Report of Independent Registered Public Accounting Firm

The Board of Directors of Refco Commodity Management, Inc.and the Unitholders of JWH Global Trust:

We have audited the accompanying statement of financial condition of JWH Global Trust (the Trust) as of December 31, 2005 including the condensed schedule of investments as of December 31, 2005 and the related statement of operations and changes in unitholders’ capital for the year ended December 31, 2005. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JWH Global Trust as of December 31, 2005  and the results of its operations and changes in unitholders’ capital, for the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/S/ CF & Co., L.L.P.

CF & CO., L.L.P.

Dallas, Texas

 November 7, 2006 except for Note (7) as to which the date is March 21, 2007.

Report of Independent Registered Public Accounting Firm

The Board of Directors of CIS Investments, Inc. and the Unitholders of JWH Global Trust:

We have audited the accompanying statement of financial condition of JWH Global Trust (the Trust) as of December 31, 2004 , including the condensed schedule of investments as of December 31, 2004 and the related statements of operations and changes in unitholders’ capital for each of the years in the two-year period ended December 31, 2004. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JWH Global Trust as of December 31, 2004  and the results of its operations and changes in unitholders’ capital, for each of the years in the two-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois

March 9, 2005

JWH GLOBAL TRUST

Statements of Financial Condition

December 31, 2005 and 2004

Assets	2005	2004
Assets:
Equity in commodity trading accounts:
Cash on deposit with brokers	$202,443,116	$312,053,398
Unrealized gain on open contracts	2,590,858	22,802,365
Cash on deposit with former brokers, net of reserve of $39,580,944	16,963,262	—
Cash on deposit with bank	943,758	—
	222,940,994	334,855,763
Receivable for units sold	—	7,210,442
Interest receivable	675,537	561,543
Total assets	$223,616,531	$342,627,748
Liabilities and Unitholders’ Capital
Liabilities:
Accrued commissions	$1,563,331	$1,667,412
Accrued management fees	338,586	558,459
Accrued incentive fees	—	4,531,999
Accrued offering expenses	3,482	136,802
Accrued operating expenses	348,965	90,000
Redemptions payable	4,723,667	3,602,667
Accrued legal fees - nontrading	116,991	—
Total liabilities	7,095,022	10,587,339
Unitholders’ capital (trading):
Beneficial owners (1,736,309 and 2,211,540 units outstanding at
December 31, 2005 and 2004, respectively)	196,142,238	328,509,395
Managing owner (24,017 and 23,773 units outstanding at
December 31, 2005 and 2004, respectively)	2,713,011	3,531,014
Unitholders’ capital (nontrading):
Beneficial owners (2,249,071 units outstanding at December 31, 2005)	17,478,064	—
Managing owner (24,217 units outstanding at December 31, 2005)	188,196	—
Total unitholders’ capital	216,521,509	332,040,409
Total liabilities and unitholders’ capital	$223,616,531	$342,627,748

See accompanying notes to financial statements.

JWH GLOBAL TRUST

Statements of Operations

Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Revenues (losses):
Gain (loss) on trading of commodity contracts:
Realized gain on closed positions	$15,021,455	$21,176,837	$11,375,400
Change in unrealized gain (loss) on open positions	(20,211,508)	12,110,774	4,341,361
Interest income	8,790,919	3,631,292	1,183,618
Foreign currency transaction gain (loss)	(31,403)	(414,668)	302,525
Total revenues	3,569,463	36,504,235	17,202,904

Expenses:
Commission	16,578,015	15,407,292	7,634,418
Management fees	5,857,886	5,141,363	2,472,995
Incentive fees	133,027	5,419,877	2,344,357
Ongoing offering expenses	546,221	1,271,788	611,094
Other operating expenses	888,002	416,855	176,430
Total expenses	24,003,151	27,657,175	13,239,294

Nontrading net loss:
Loss on nontrading assets	(39,580,944)	—	—
Legal fees	(297,002)	—	—
Nontrading net loss:	(39,877,946)	—	—
Net income (loss)	$(60,311,634)	$8,847,060	$3,963,610

Income (loss) per unit of beneficial ownership interest *	$(27.81)	$(0.58)	$9.59
Income (loss) per unit of managing ownership interest *	$(27.81)	$(0.58)	$9.59

*                    Represents the increase (decrease) in unit value during the year.

See accompanying notes to financial statements.

JWH GLOBAL TRUST

Statement of Changes in Unitholders’ Capital

Years ended December 31, 2005, 2004, and 2003

	Beneficial Owner Units Trading	Managing Owner Units Trading	Beneficial Owner Units Nontrading	Managing Owner Units Nontrading	Total	Beneficial Owners Trading	Managing Owner Trading	Beneficial Owners Nontrading	Managing Owner Nontrading	Total
Balances at December 31, 2002	453,878	5,755	—	—-	459,633	$63,327,633	$802,893	$—	$—	$64,130,526
Net Income					0	3,900,071	63,539			3,963,610
Unitholders’ contribution	974,812	2,067			976,878	145,759,476	300,067			146,059,543
Unitholders’ redemptions	(47,581)	(16)			(47,597)	(7,037,766)	(2,613)			(7,040,379)
Balances as of December 31, 2003	1,381,109	7,806	—	—	1,388,914	$205,949,414	$1,163,886	$—	$—	$207,113,300
Net Income					0	8,817,894	29,166			8,847,060
Unitholders’ contributions	1,035,357	16,064			1,051,421	141,451,430	2,350,103			143,801,533
Unitholders’ redemptions	(204,926)	(97)			(205,023)	(27,709,343)	(12,141)			(27,721,484)
Balances at December 31, 2004	2,211,540	23,773	—	—	2,235,312	$328,509,395	$3,531,014	$—	$—	$332,040,409
Net loss					0	(20,191,944)	(241,743)	(39,453,131)	(424,814)	(60,311,634)
Unitholders’ contributions	295,450	904			296,354	38,681,528	123,198	—	—	38,804,726
Unitholders’ reallocation			2,249,071	24,217	2,273,288	(56,931,195)	(613,011)	56,931,195	613,011	—
Unitholders’ redemptions	(770,681)	(660)			(771,341)	(93,925,546)	(86,447)	—	—	(94,011,992)
Balances at December 31, 2005	1,736,309	24,017	2,249,071	24,217	4,033,613	$196,142,238	$2,713,011	$17,478,064	$188,197	$216,521,509
Net asset value per unit at December 31, 2005						$112.96	$112.96	$7.77	$7.77	$120.73
Net asset value per unit at December 31, 2004						$148.54	$148.54	$—	$—	$148.54
Net asset value per unit at December 31, 2003						$149.12	$149.12	$—	$—	$149.12

See accompanying notes to the financial statements.

JWH GLOBAL TRUST

Condensed Schedule of Investments

December 31, 2005

	Number of	Principal	Value/open
	contracts	(notional)	trade equity
Long positions
Futures positions (2.5%)
Agriculture	560	$7,111,667	$1,211,972
Interest Rates	1,183	53,299,584	(77,250)
Metals	1,723	92,446,095	8,283,119
Indices	326	42,909,706	1,408,235
Energy	196	26,835,120	(5,415,299)
		222,602,172	5,410,776
Forward positions (0.42%)
Currencies	28	413,711,125	910,781

Total long positions		$636,313,297	$6,321,557

Short positions
Futures positions (-2.58%)
Agriculture	826	$15,796,669	$(716,296)
Interest Rates	4,475	932,659,568	(1,371,984)
Metals	584	35,966,425	(3,806,813)
Energy	768	36,784,731	315,722
		1,021,207,393	(5,579,371)
Forward positions (0.85%)
Currencies	16	177,861,577	1,848,673

Total short positions		$1,199,068,970	$(3,730,698)

Total open contracts (1.2%)			$2,590,858
Cash on deposit with brokers (93.5%)			202,443,116
Cash on deposit with former broker and bank (8.3%)			17,907,019
Other assets in excess of liabilities (-3.0%)			(6,419,484)
Net assets (100.00%)			$216,521,509

See accompanying notes to financial statements.

JWH GLOBAL TRUST

Condensed Schedule of Investments

December 31, 2004

	Number of	Principal	Value/open
	contracts	(notional)	trade equity
Long positions (9.33%)
Futures positions (0.91%)
Agriculture	722	$12,859,932	$1,790,266
Interest Rates	10,609	2,058,735,653	(1,432,741)
Metals	1,349	66,175,745	1,447,713
Indices	2,156	85,811,001	1,227,940
		2,223,582,331	3,033,178
Forward positions (8.42%)
Australian Dollar	2	26,414,568	1,087,522
Swiss Franc	3	215,310,191	4,189,581
European Euro	8	398,655,198	10,361,999
British Pound	9	338,854,550	735,062
Japanese Yen	4	429,442,381	11,591,154
		1,408,676,888	27,965,318

Total long positions		$3,632,259,219	$30,998,496

Short positions (-2.46)
Futures positions (-.22%)
Agriculture	2,088	30,614,607	271,516
Energy	136	6,688,620	329,380
Interest Rates	1,364	328,860,400	(238,700)
Metals	93	7,511,550	(668,700)
Indices	68	7,621,154	(438,150)
		381,296,331	(744,654)

Forward positions (-2.24%)
European Euro	2	70,576,894	(1,401,538)
Japanese Yen	9	197,815,949	(3,952,838)
Canadian Dollar	2	82,594,856	(2,097,101)
		350,987,699	(7,451,477)

Total short positions		$732,284,030	$(8,196,131)

Total open contracts (6.87%)			$22,802,365)
Cash on deposit with brokers (93.98%)			312,053,398
Other assets in excess of liabilities (-0.85%)			(2,815,354)
Net assets (100.00%)			$332,040,409

See accompanying notes to financial statements.

Notes to Financial Statements —

December 31, 2005, 2004, 2003

(1)     General Information and Summary

JWH Global Trust (the Trust), a Delaware statutory trust organized on November 12, 1996, was formed to engage in the speculative trading of futures contracts on currencies, interest rates, energy and agricultural products, metals and stock indices, spot and forward contracts on currencies and precious metals, and exchanges for physicals pursuant to the trading instructions of independent trading advisors. On August 31, 2005, Refco Group Ltd., LLC acquired the global brokerage operations of  Cargill Investor Services, Inc. (“CIS”).  CIS is the owner of CIS Investments, Inc. (“CISI”).  The Managing Owner of the Trust changed from CIS Investments Inc. to Refco Commodity Management, Inc (“RCMI”).  The clearing broker changed from CIS to Refco, LLC (Clearing Broker or Refco), an affiliate of RCMI.  The broker for forward contracts changed from CIS Financial Services, Inc. to Refco Capital Markets, Ltd. (Forwards Currency Broker or RCM), also an affiliate of RCMI.  The Clearing Broker and the Forwards Currency Broker collectively will be referred to as the Brokers.

Units of beneficial ownership of the Trust commenced selling on April 3, 1997 and trading began on June 2, 1997. The initial amount offered for investment was $50,000,000. On each of September 24, 1997, July 2, 2003 and on November 1, 2004, the Trust registered an additional $155,000,000, $300,000,000, and $500,000,000, respectively, for further investment and continued the offering. By December 31, 2005, a total of 3,597,413.53 units representing an investment for $464,343,620.43 of beneficial ownership interest had been sold in the combined offerings.  In addition, during the offerings, the Managing Owner purchased a total of 27,637.19 units, representing a total investment of $3,658,425.87.  Refer to the most current JWH Global Trust prospectus for further details of the offering.  Units are not currently being offered.

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

On October 10, 2005, Refco, Inc., the ultimate parent of RCMI, announced that it had discovered through an internal review a receivable owed to Refco, Inc., by an entity controlled by Phillip R. Bennett, the then Chief Executive Officer and Chairman of the Board of Directors of Refco, Inc., in the amount of approximately $430 million.  Mr. Bennett has been charged with securities fraud in connection with this matter and various actions have been filed against Refco, Inc.  Thereafter, on October 13, 2005, Refco, Inc., announced that the liquidity within Refco Capital Markets, Ltd. (“RCM”) was no longer sufficient to continue operations, and that RCM had imposed a fifteen (15) day moratorium on all of its activities in an attempt to protect the value of that enterprise.

On October 17, 2005, Refco, Inc. and RCM filed for bankruptcy protection in the Southern District of New York.  Neither the Trust nor RCMI were covered by the filing.

Although the Trust’s assets were not held directly with Refco, Inc., an affiliated entity, Refco, did serve as the futures commission merchant.  Refco, LLC was not covered by the October 17, 2005 bankruptcy filing of Refco, Inc. but filed its own bankruptcy petition on November 25, 2005. In addition, a portion of the Trust’s assets (less than 20%, based net assets as of October 13, 2005) was on deposit with RCM at the time of the bankruptcy filing, exposing a number of the Trust’s foreign currency contracts and cash held at RCM to the risk of non-return of these assets.  While RCM has unwound any outstanding foreign currency contracts, the Trust does not expect that in the near future it will be able to access those assets or that its rights and/or claims in connection with RCM’s bankruptcy will be fully resolved.  ..

In light of the events outlined herein, RCMI, managing owner of the Trust, moved the majority of the Trust’s assets from Refco to Lehman Brothers, Inc. and its affiliated entities (“Lehman”) to act in the capacity of clearing broker.  On or about October 18, 2005, the Trust had transferred the majority of all assets to Lehman.  Pending the resolution of the Trust’s rights and/or claims against RCM, the Trust will no longer have assets on deposit with RCM.

RCMI does not believe that the bankruptcy filings of Refco, Inc. and RCM will have a material impact upon the operations of the Trust or its ability to satisfy a request for redemption. In this regard,  the operations of the Trust, including the trading activities of the underlying asset manager, have continued with minimal interruption.  In particular, with respect to redemptions made as of October 31, 2005 and thereafter, the Trust has made payment in an amount that represented the proportionate share of the Trust’s net assets that are held at Lehman, while reserving payment with respect to the Trust’s assets currently held at RCM, plus a cash reserve in connection with expenses in pursuit its rights and/or claims against RCM and other potential third parties.  As such, the Trust has reserved payment with respect to approximately 18.2%  — 25% of any redemption proceeds until these monies held at RCM are remitted to the Trust or the Trust’s rights and/or claims against RCM and/or such potential third parties are resolved.

Generally, investors in the Trust may redeem units effective as of the last trading day of any month of the Trust based on the Net Asset Value per unit on such date with five business day’s prior written notice to the Managing Owner. Effective October 31, 2005, the Net Asset Value per unit was split into a ‘Trading account” and a “Non-Trading” account, the latter representing the assets held at RCMI plus $1,000,000 in cash in connection with expenses related to the collection of assets held at RCM and potential third party claims. On October 31, 2005, $57,544,206 of equity and 2,273,288.15 in substitute units were transferred to the Non-Trading account. The October 31, 2005 Net Asset Value was $139.11/unit. $113.80/unit (or 81.8% of total) was the amount in the Trading account and was redeemable. $25.31/unit (or 18.2% of total) was the amount in the Non-Trading account  All unitholders of record October 1, 2005 reatin their pro-rata right to the assets in the Non-Trading account with the equivalent number of units held in the Trust prior to RCM bankruptcy.

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

The Trust earned interest on its assets on deposit at the brokers at 100% of the 91-day Treasury bill rate for ervices, Inc. deposits denominated in U.S. dollars, and at the rates agreed between the Trust and CIS and CIS Financial Services for deposits denominated in other currencies. Assets at Lehman Brothers earn 75% of 91—day Treasury bill rate. For deposits denominated in other currencies, the Trust earns interest on Eurodollars, British pound sterling, and Swiss francs at a rate equal to Lehman Clearing House (“LCH”) less 25 basis points.  Deposits denominated in Japanese Yen earn 100% of LCH and Australian dollars earn interest at a rate of Sydney Futures Exchange Clearing House (‘SFECH”) less 125 basis points.

(b)               Redemptions

A beneficial owner may cause any or all of his or her units to be redeemed by the Trust effective as of the last trading day of any month of the Trust based on the Net Asset Value per unit on such date on five days written notice to the Managing Owner. Payment will be made within ten business days of the effective date of the redemption. Any redemption made during the first eleven months of investment is subject to a 3% redemption penalty. Any redemption made in the twelfth month of investment or later will not be subject to any penalty. The Trust’s Sixth Amended and Restated Declaration and Agreement of Trust contains a full description of redemption and distribution policies. Investors who redeemed on or after October 31, 2005 will receive the Net Asset Value per unit represented by assets held in the trading account.

(c)                       Ongoing Offering Costs

Ongoing Offering costs subject to a ceiling of  0.50% of the Trust’s average month-end net assets, are paid by the Trust and expensed as incurred. Ongoing offering costs have not been incurred nor paid for the last quarter of 2005.

(d)                      Commissions

Commodity brokerage commissions are typically paid for each trade transacted and are referred to as “round-turn commissions”. These commissions cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract. The Trust does not pay commodity brokerage commissions on a per-trade basis, but rather pays monthly flat-rate brokerage Fees. Effective July 1, 2003, the clearing broker lowered this fee from the annual rate of 6.5% (or approximately 0.542% per month) to 6.0% (or 0.50% per month) of the Trust’s month-end assets after reduction of the Management Fee. The clearing brokers receive these brokerage fees irrespective of the number of trades executed on the Trust’s behalf. The amount paid to the clearing broker is reduced by exchange fees paid by the Trust. The round-turn equivalent rate for commissions paid by the Trust for the years ended December 31, 2005, 2004, and 2003 was $27, $39, and  $38, respectively.

Certain large investors are eligible for a “Special Brokerage Fee Rate” of 4.5% per year. As of December 31, 2005, there were no such eligible investors in the Trust.

The Managing Owner, and/or, affiliates, acts as commodity brokers for the Trust. As such, the Managing Owner and affiliates receive all commossions that are reflected as such in the financial statements.

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

(g)                      Valuation of Assets Held at Refco Capital Markets, Ltd.

Assets held by the Fund at RCM are reported at fair value as determined in good faith by the Managing Owner after consideration of all factors, data and information, including information from financial institutions with no affiliation to RCM, analysis of the current market which has developed to purchase RCM creditor claims, the current demand and willingness of third parties to purchase RCM claims and financial information received by the Managing Owner from RCM. The value assigned to this asset is based upon available information and does not necessarily represent amounts which might ultimately be realized. Furthermore, this value assumes that the Managing Owner would recommend selling these claims to a third party as opposed to holding RCM assets until the RCM estate makes a distribution to RCM customers and creditors which may or may not be the case. Because of the inherent uncertainty of valuation due to the inability to estimate recoverable RCM assets necessary to remit payment to customers and creditors as well as the uncertainty as the standing of the Fund vis-a vis other customers / creditors, the estimated fair value could be significantly higher or lower than the fair value assigned by the Investment Manager. Based upon this fair value methodology, the assets held by the Fund at RCM had a total value of $16,963,261.62 or 30 % of the net asset value at December 31, 2005.

(3)                     Fees

Management fees are accrued and paid monthly. Incentive fees are accrued monthly and paid quarterly. Trading decisions for the period of these financial statements were made by John W. Henry & Company, Inc. (JWH) utilizing four of its trading programs,  JWH GlobalAnalytics®, the Financial and Metals Portfolio, the International Foreign Exchange program and the Global Financial & Energy program.

Under signed agreement JWH receives a monthly management fee at the rate of 0.167% (a 2% annual rate) of the Trust’s month-end net assets calculated after deduction of a portion of the Brokerage Fee at an annual rate of

1.25% of month-end Trust net assets, but before reduction for any incentive fee or other costs and before inclusion of purchases and redemptions for the month.

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

 Given the uncertainty of the outcome of RCM Bankruptcy case, for the month of October 2005, JWH management fees and selling commissions paid to brokers were charged to the Trust at 70% of the assets held at RCM. The Managing Owner, RCMI paid JWH and the brokers the difference in fees based on the other 30% of the assets held at RCM.

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

Net trading results from derivatives for the years ended December 31, 2005, 2004, and 2003, are reflected in the statements of operations and equal gain from trading less brokerage commissions. Such trading results reflect the net gain arising from the Trust’s speculative trading of futures contracts and forward contracts.

The notional amounts of open contracts at December 31, 2005, as disclosed in the Condensed Schedule of Investments, do not represent the Trust’s risk of loss due to market and credit risk, but rather represent the Trust’s extent of involvement in derivatives at the date of the statement of financial condition.

The Beneficial Owners bear the risk of loss only to the extent of the market value of their respective investments.

(6)     Financial Highlights

The following financial highlights show the Trust’s financial performance for the period ended December 31, 2005. Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period — a percentage change in the net asset value from December 31, 2004 to December 31, 2005. Total return is calculated based on the aggregate return of the Trust taken as a whole.

	2005	2004	2003

Net Asset Value per unit at beginning of year	$148.54	149.12	139.53
Loss per unit	(27.81)	(0.58)	9.59
Net Asset Value per unit at end of year	$120.73	148.54	149.12

Total return:
Total return before incentive fee	(18.68)%	1.44%	9.57%
Less incentive fee allocation	0.04%	1.83%	2.70%
Total return	(18.72)%	(0.39)%	6.87%

Ratios to average net assets:

Net income:	(20.79)%	3.41%	3.09%

Expenses:
Expenses less incentive fees	21.97%	8.56%	8.53%
Incentive fees	0.05%	2.09%	1.83%
Total expenses	22.02%	10.65%	10.36%

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the period ended December 31, 2005, 2004 and 2003.

(7) Subsequent  events

On October 12, 2006, RCMI, R.J. O’Brien & Associates, Inc. (“RJO”), and RJO’s acquisition subsidiary, R.J. O’Brien Fund Management, Inc. (“RJOFM”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) that provides for, among other things, RJOFM to purchase RCMI’s managing owner interest in the Trust. The Asset Purchase Agreement also provided for RCMI to commence a proceeding under chapter 11 of the Bankruptcy Code and to obtain the Bankruptcy Court’s approval of the Asset Purchase Agreement and the transactions set forth therein.

RCMI filed a voluntary petition (the “RCMI Bankruptcy Petition”) in the United States Bankruptcy Court for the Southern District of New York on October 16, 2006, for relief under chapter 11 of title 11 of the United States Code. Contemporaneously with the filing of the RCMI Bankruptcy Petition, RCMI filed, a motion requesting that the Bankruptcy Court authorize RCMI to sell and assign substantially all of its assets, including its interest as managing owner of the Trust, pursuant to the terms of the Asset Purchase Agreement.  Pursuant to the terms of the Asset Purchase Agreement, as of October 13, 2006, all clearing functions have been moved from Lehman to RJO.  Additionally, RJOFM is the managing owner of the Trust.

On December 29, 2006 the Trust received a partial recovery from RCM  in the amount of $10,319,317.48.  Unitholders who have not redeemed trading assets will be issued additional units in the Trust as of December 31, 2006.  Unitholders who redeem or who have redeemed will be paid their portion of the proceeds.

As of January 1, 2007, a special circumstances limited liability company was established to pursue additional claims against RCM.  Any funds obtained by the special circumstances limited liability company will be distributed to investors in the Trust prior to the bankruptcy of RCM and Refco, Inc.  Units are not currently being offered in the Trust.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

By:	/s/ Jeffrey R. Miceli
Jeffrey R. Miceli
Chief Financial Officer
R. J. O’Brien Fund Management, Inc
The Managing Owner and Commodity Pool Operator of
JWH Global Trust