Form 10-K, Exhibit 13
period 2006-12-31
JWH GLOBAL TRUST
filed 2007-07-05
CIK 1027099

Exhibit 13.01

Message from the Managing Owner

Dear Unitholder:

The JWH Global Trust posted a loss of 16.8% for 2006.  The Net Asset Value at year-end was $93.86 compared to $112.86 per unit at the beginning of the year.  There were no contributions to the Trust during 2006.

The Fund’s performance in the first quarter was negative. The currency sector led the Fund’s losses as the sharp reversal in the U.S. dollar’s strength continued into January.  The U.S. dollar dropped 2.3 % and 1.25% against the euro and the British pound, respectively.  The energy sector suffered losses as geopolitical events and changing weather forecasts induced volatility.  The agriculture sector was slightly negative as sugar prices rose to their highest levels since 1989.  Metals led the positive performing sectors, along with gains achieved in the indices and interest rate sectors.  Metals benefited as silver gained 31% for the quarter and gold reached a 25-year high. The indices sector also gained as Asian stocks approached a 16-year high.  The interest rate sector benefited as Japanese, German and U.S. government debt sold off on stronger-than-expected economic data.  Yields on the German benchmark two-year bonds rose to their highest point in more than 3 years, while Japanese 10-year government bonds (JGBs) fell after the Bank of Japan (BOJ) ended its 5-year policy of flooding the Japanese economy with cash.

The Fund’s performance was negative during the second quarter.  The German benchmark 10-year bund yield touched 4 % for the first time since October 2004.  The metal and currency sectors also added to performance in April as both precious and base metals continued to trend higher due to inflationary fears and increased demand. Currencies benefited as the U.S. dollar continued to weaken.  Gold climbed above $650/oz for the first time in 25 years while the U.S. dollar fell 4.1 percent against the euro. In mid-quarter, the interest rate, metal, agriculture and indices sectors suffered from large market corrections.  Increased inflationary fears and concerns over the global economy led investors to take profits and reduce risk exposure.   The Dow Jones Industrial Average closed on May 9th within 84 points of a new record high; however later weakened, ending May with their worst monthly decline in almost two years. This caused a “contagion effect” in the metal and currency sectors.  Gold fell 12 % after reaching a 26-year high of $732 an ounce on May 12th.  The dollar fell to an eight-month low of 109 yen /dollar on May 17th and reached a one-year low of $1.297 per euro.  In June, all of April’s gains were erased as all six sectors were negative, with the currency, metals and interest rate sectors responsible for the majority of the Fund’s losses.   The possibility of a larger-than-expected interest rate move sent the U.S. dollar and U.S. treasury yields higher.  However the markets suffered another reversal after the Fed raised rates by 25 basis points. The dollar ended the quarter 5.3 % lower vs. the euro and 2.8% lower vs. the yen — the greatest percentage drop since the last quarter of 2004.

The Fund’s performance was positive for the third quarter. The interest rate sector was positive as U.S. treasuries had their biggest quarterly gain in 4 years, and European 10-year bonds posted their first quarterly gain since June 2005.  The U.S. 10-year note touched a 7 month low of 4.53 % on September 25th, down from 5.14 % on June 30th.  JGBs also helped performance on speculation that the BOJ would keep interest rates at their current level for the rest of the year. The energy sector was also positive albeit with increased volatility. Natural gas and crude oil prices tumbled in September as mild weather cut demand and inventories climbed.  Crude oil prices fell 20 % after touching a record high of $78.40 a barrel on July 14th as stockpiles increased and Middele Eastern tensions eased.  Currencies were negative for a third consecutive quarter.  Currency markets continued to experience reversals with speculation about the health of the U.S. economy and global inflation.    The metals and agricultural sectors suffered as commodities had their biggest quarterly decline in at least 50 years.  The Commodity Research Bureau index ended the third quarter down 12%, its largest decline since 1956.  Gold prices fell 18% from a 26-year high of $732 an ounce in May. The indices were also negative for the quarter as fears over slower growth in the U.S. and Japan kept equity markets lower for the majority of the quarter.

The Fund’s performance was negative for the fourth quarter.  In the fixed income sector German and U.S. government bonds fell, experiencing reversing trends while the JGBs oscillated due to market speculation. The metals sector was also negative for the quarter as precious metals fell. The currency sector added to the Fund’s losses in December as the U.S. dollar’s weakening trend suffered a reversal.  The agriculture and indices sectors offset losses as corn prices had their biggest annual gain ever, reaching a 10-year high.

In conclusion, the Trust finished negative for the year as severe volatility hindered performance.  Although some markets did have definitive moves the severity of the sudden reversals that were experienced in many of the same markets hampered the Trust’s systematic trend following approach.

We thank you for your continued support.

Past performance is not indicative of future results.

/s/ Helen D. McCarthy
Helen D. McCarthy
Chief Financial Officer
R. J. O’Brien Fund Management, Inc

*** Please see Note 1 — “General Information and Summary” for an explanation of Net Asset Value/unit pursuant to events of October, 2005.

JWH GLOBAL TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Unitholders of JWH Global Trust:

We have audited the accompanying statements of financial condition including the condensed schedules of investments, of JWH Global Trust (the “Trust”) as of December 31, 2006 and 2005 and the related statements of operations and changes in unitholders’ capital for the two years in the period then ended.  These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The statement of operations and statement of changes in unitholders’ capital for the year ended December 31, 2004 were audited by another auditor whose report dated March 9, 2005 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JWH Global Trust as of December 31, 2006 and 2005 and the results of its operations and changes in unitholders’ capital, for the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

/S/ CF & Co., L.L.P.

CF & CO., L.L.P.

Dallas, Texas

July 5, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors of CIS Investments, Inc. and the Unitholders of JWH Global Trust:

We have audited the accompanying statements of operations of JWH Global Trust (the “Trust”) and changes in unitholders’ capital for the year ended December 31, 2004. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the Trust’s operations and changes in unitholders’ capital, for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
March 9, 2005

JWH GLOBAL TRUST

Statements of Financial Condition

December 31, 2006 and 2005

	2006	2005
Assets
Assets:
Equity in commodity trading accounts:
Cash on deposit with Brokers	$119,334,561	$202,443,116
Unrealized gain on open contracts	3,249,456	2,590,858
Cash on deposit with former brokers (nontrading)	6,643,944	16,963,262
Cash on deposit with bank nontrading account	463,488	—
Cash on deposit with bank	10,654,714	943,758
	140,346,163	222,940,994
Interest receivable	359,067	675,537
Total assets	$140,705,230	$223,616,531

Liabilities and Unitholders’ Capital

Liabilities:
Accrued commissions	$518,368	$1,563,331
Accrued management fees	431,641	338,586
Accrued incentive fees	—	—
Accrued ongoing offering expenses	37,533	3,482
Accrued operating expenses	428,002	348,965
Redemptions payable - trading	4,577,801	4,723,667
Redemptions payable - nontrading	4,180,958	—
Accrued legal and administrative fees - nontrading	359,386	116,991
Total liabilities	10,533,689	7,095,022
Unitholders’ capital (trading):
Beneficial owners (1,283,573 and 1,736,309 units outstanding at December 31, 2006 and 2005, respectively)	120,482,074	196,142,238
Managing owner (20,218 and 24,017 units outstanding at December 31, 2006 and 2005, respectively)	1,897,788	2,713,011
Unitholders’ capital (nontrading):
Beneficial owners (2,273,288 and 2,249,071 units outstanding at) December 31, 2006 and 2005, respectively)	7,791,679	17,478,064
Managing owner (0 and 24,217 units outstanding at December 31, 2006 and 2005, respectively)	—	188,196
Total unitholders’ capital	130,171,541	216,521,509
Total liabilities and unitholders’ capital	$140,705,230	$223,616,531

See accompanying notes to financial statements.

JWH GLOBAL TRUST

Condensed Schedule of Investments

December 31, 2006

	Number of	Principal	Value/open
	contracts	(notional)	trade equity
Long positions (0.31%)
Futures Positions (-0.90%)
Agriculture	1,441	$20,618,519	$1,331,993
Interest Rates	1,847	758,027,626	(2,576,495)
Metals	211	14,882,450	343,820
Indices	1,347	70,608,639	(266,278)
		864,137,234	(1,166,960)
Forward positions (1.21%)
Currencies	23	(443,685,186)	1,569,392

Total long positions		$420,452,048	$402,432

Short positions (2.19%)
Futures positions (1.56%)
Agriculture	341	$6,183,548	$133,786
Interest Rates	2,930	2,059,866,081	829,743
Metals	358	22,532,495	(364,641)
Energy	300	13,361,418	1,435,974
		2,101,943,542	2,034,862
Forward Positions (0.63%)
Currencies	9	123,462,076	812,162

Total short positions		$2,225,405,618	$2,847,024

Total unrealized gain on open contracts (2.50%)			$3,249,456
Cash on deposit and open contracts with brokers (91.67%)			119,334,561
Cash on deposit with former broker and bank (13.65%)			17,762,146
Other liabilities in excess of assets (-7.82%)			(10,174,622)
Net assets (100.00%)			$130,171,541

See accompanying notes to financial statements.

JWH GLOBAL TRUST

Condensed Schedule of Investments

December 31, 2005

	Number of	Principal	Value/open
	contracts	(notional)	trade equity
Long positions (2.92%)
Futures Positions (2.50%)
Agriculture	560	$7,111,666	$1,211,971
Interest Rates	1,183	53,299,584	(77,250)
Metals	1,723	92,446,095	8,283,119
Indices	326	42,909,706	1,408,234
Energy	196	26,835,120	(5,415,299)
		222,602,171	5,410,775
Forward positions (0.42%)
Currencies	28	413,711,125	910,781

Total long positions		$636,313,296	$6,321,556

Short positions (-1.72%)
Futures positions (-2.58%)
Agriculture	826	$15,796,669	$(716,296)
Interest Rates	4,475	932,659,568	(1,371,984)
Metals	584	35,966,425	(3,806,813)
Energy	768	36,784,731	315,722
		1,021,207,393	(5,579,371)
Forward positions (0.86%)
Currencies	16	177,861,577	1,848,673

Total short positions		$1,199,068,970	$(3,730,698)

Total unrealized gain on open contracts (1.20)			$2,590,858
Cash on deposit and open contracts with brokers (93.50%)			202,443,116
Cash on deposit with former broker and bank (8.27%)			17,907,019
Other liabilites in excess of assets (-2.96%)			(6,419,484)
Net assets (100.00%)			$216,521,509

See accompanying notes to financial statements.

JWH GLOBAL TRUST

Statements of Operations

Years ended December 31, 2006, 2005, and 2004

	2006	2005	2004
Revenues (losses):
Gain (loss) on trading of commodity contracts: Realized gain (loss) on closed positions	$(23,324,177)	$15,021,455	$21,176,837
Change in unrealized gain (loss) on open positions	658,599	(20,211,508)	12,110,774
Interest income	6,819,136	8,790,919	3,631,292
Foreign currency transaction gain (loss)	(7,506)	(31,403)	(414,668)
Total revenues (losses)	(15,853,948)	3,569,463	36,504,235

Expenses:
Commission	9,383,368	16,578,014	15,407,292
Management fees	3,123,603	5,857,885	5,141,363
Incentive fees	—	133,027	5,419,877
Ongoing offering expenses	35,000	546,221	1,271,788
Other operating expenses	798,653	888,002	416,855
Total expenses	13,340,624	24,003,149	27,657,175

Trading income (loss)	(29,194,572)	(20,433,686)	8,847,060

Nontrading income (loss):
Interest income on nontrading assets	29,816	—	—
Loss on nontrading assets	—	(39,580,944)	—
Legal fees	(568,729)	(297,002)	—
Nontrading net loss:	(538,913)	(39,877,946)	—

Net income (loss)	$(29,733,485)	$(60,311,632)	$8,847,060

Income (loss) per unit	$(19.34)	$(27.81)	$(0.58)

See accompanying notes to financial statements.

JWH GLOBAL TRUST

Statements of Changes in Unitholders’ Capital

Years ended December 31, 2006, 2005 and 2004

	Beneficial Owner	Managing Owner	Beneficial Owner	Managing Owner
	Units	Units	Units	Units	Units
	Trading	Trading	Nontrading	Nontrading	Total
Balances at December 31, 2003	1,381,109	7,806	—	—	1,388,915
Unitholders’ contributions	1,035,357	16,064	—	—	1,051,421
Unitholders’ redemptions	(204,926)	(97)	—	—	(205,023)
Balances at December 31, 2004	2,211,540	23,773	—	—	2,235,313
Unitholders’ contributions	295,450	904	—	—	296,354
Unitholders’ reallocation	—	—	2,249,071	24,217	2,273,288
Unitholders’ redemptions	(770,681)	(660)			(771,341)
Balances at December 31, 2005	1,736,309	24,017	2,249,071	24,217	4,033,614
Unitholders’ contributions	53,854	1,060	—	—	54,914
Unitholders’ reallocation	4,859	(4,859)	24,217	(24,217)	—
Unitholders’ redemptions	(511,449)	—	—	—	(511,449)
Balances at December 31, 2006	1,283,573	20,218	2,273,288	—	3,577,079

	Beneficial Owner	Managing Owner	Beneficial Owner	Managing Owner
	Dollars	Dollars	Dollars	Dollars		Dollars
	Trading	Trading	Nontrading	Nontrading		Total
Unitholders’ capital at December 31, 2003	$205,949,414	$1,163,886	$—	$—		$207,113,300
Net income	8,817,894	29,166	—	—		8,847,060
Unitholders’ contributions	141,451,430	2,350,103	—	—		143,801,533
Unitholders’ redemptions	(27,709,343)	(12,141)	—	—		(27,721,484)
Unitholders’ capital at December 31, 2004	328,509,395	3,531,014	—	—		332,040,409
Net loss	(20,191,944)	(241,743)	(39,453,131)	(424,814)		(60,311,632)
Unitholders’ contributions	38,681,528	123,198	—	—		38,804,726
Unitholders’ reallocation	(56,931,195)	(613,011)	56,931,195	613,011		—
Unitholders’ redemptions	(93,925,546)	(86,447)	—	—		(94,011,993)
Unitholders’ capital at December 31, 2005	196,142,238	2,713,011	17,478,064	188,197		216,521,510
Net loss	(28,735,914)	(458,658)	(533,101)	(5,812)		(29,733,485)
Unitholders’ contributions	5,055,210	99,501	—	—		5,154,711
Unitholders’ reallocation	456,066	(456,066)	182,385	(182,385)		—
Distributions	—	—	(9,335,669)	—		(9,335,669)
Unitholders’ redemptions	(52,435,526)	—	—	—		(52,435,526)
Unitholders’ capital at December 31, 2006	$120,482,074	$1,897,788	$7,791,679	$—		$130,171,541

Net asset value per unit at December 31, 2004	$148.54	$148.54	$—		*	$148.54
Net asset value per unit at December 31, 2005	$112.96	$112.96	$7.77		*	$120.73 **
Net asset value per unit at December 31, 2006	$93.86	$93.86	$3.43		*	$97.29 **
Change in Net Asset Value per Unit in 2006	$(19.10)	$(19.10)	$(4.34)		*	$(23.44)**
Distribution per unit	$—	$—	$4.10		*	$4.10
Net loss per unit	$(19.10)	$(19.10)	$(0.24)		*	$(19.34)**

*       Activity for all nontrading units—both beneficial and managing ownership—is covered under “Beneficial Owner Units Nontrading.”

**    Based on full participation in both trading and nontrading units for period presented.

See accompanying notes to financial statements.

Notes to Financial Statements –

December 31, 2006, 2005, 2004

(1)                     General Information and Summary

JWH Global Trust (the Trust), a Delaware statutory trust organized on November 12, 1996, was formed to engage in the speculative trading of futures contracts on currencies, interest rates, energy and agricultural products, metals and stock indices, spot and forward contracts on currencies and precious metals, and exchanges for physicals pursuant to the trading instructions of independent trading advisors. R.J. O’Brien Fund Management, Inc. (“RJOFM”) is the Managing Owner of the Trust. R.J. O’Brien & Associates, Inc. (“RJO”) is the clearing broker and the broker for forward contracts.

Units of beneficial ownership of the Trust commenced selling on April 3, 1997. Units are not currently being offered.

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

On August 31, 2005, Refco Group Ltd., LLC acquired the global brokerage operations of Cargill Investor Services, Inc. (“CIS”).  CIS was the owner of CIS Investments, Inc. (“CISI”).  The Managing Owner of the Trust changed from CIS Investments Inc. to Refco Commodity Management, Inc (“RCMI”).  The clearing broker changed from CIS to Refco, LLC (Clearing Broker or Refco), an affiliate of RCMI.  The broker for forward contracts changed from CIS Financial Services, Inc. to Refco Capital Markets, Ltd. (Forwards Currency Broker or RCM), also an affiliate of RCMI.  The Clearing Broker and the Forwards Currency Broker collectively will be referred to as the Brokers.

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

Refco, LLC was not covered by the October 17, 2005 bankruptcy filing of Refco, Inc., but filed its own bankruptcy petition on November 25, 2005. In addition, a portion of the Trust’s assets (less than 20%, based on net assets as of October 13, 2005) was on deposit with RCM at the time of the bankruptcy filing, exposing a number of the Trust’s foreign currency contracts and cash held at RCM to the risk of non-return of these assets.  While RCM has unwound any outstanding foreign currency contracts, the Trust does not expect that in the near future it will be able to access those assets or that its rights and/or claims in connection with RCM’s bankruptcy will be fully resolved.

In light of the events outlined herein, RCMI, managing owner of the Trust, moved the majority of the Trust’s assets from Refco to Lehman Brothers, Inc. and its affiliated entities (“Lehman”) to act in the capacity of clearing broker on behalf of the Managing Owner.  On or about October 18, 2005, the Trust had transferred the majority of all assets to Lehman.  Pending the resolution of the Trust’s rights and/or claims against RCM, the Trust will no longer have assets on deposit with RCM.

Management does not believe that the bankruptcy filings of Refco, Inc. and RCM will have a material impact upon the operations of the Trust or its ability to satisfy a request for redemption. In this regard, the operations of the Trust, including the trading activities of the underlying asset manager, have continued with minimal interruption.  In particular, with respect to redemptions made as of October 31, 2005 and thereafter, the Trust has made payment in an amount that represented the proportionate share of the Trust’s net assets that are held at Lehman, while reserving payment with respect to the Trust’s assets currently held at RCM plus a cash reserve in connection with expenses in pursuit of its rights and/or claims against RCM and other potential third parties.  As such, the Trust has reserved payment with respect to approximately 18.2%  - 25% of any redemption proceeds until these monies held at RCM are remitted to the Trust or the Trust’s rights and/or claims against RCM and/or such potential third parties are resolved.

Generally, investors in the Trust may redeem units effective as of the last trading day of any month of the Trust based on the Net Asset Value per unit on such date with five business days’ prior written notice to the Managing Owner. Effective October 31, 2005, the Net Asset Value per unit was split into a ‘Trading account” and a “Non-Trading” account, the latter representing the assets held at RCM plus $1,000,000 in cash in connection with expenses related to the collection of assets held at RCM and potential third party claims. On October 31, 2005 $57,544,206 of equity and 2,273,288 in substitute units were transferred to the Non-Trading account.  The October 31, 2005 Net Asset Value was $139.11/unit. $113.80/unit (or 81.8% of total) was the amount in the Trading account and was redeemable. $25.31/unit (or 18.2% of total) was the amount in the Non-Trading account All unitholders of record October 1, 2005 retain their pro-rata right to the assets in the Non-Trading account with the equivalent number of units held in the Trust prior to RCM bankruptcy.

On October 12, 2006, RCMI, RJO, and RJO’s acquisition subsidiary, RJOFM entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) that provided for, among other things, RJOFM to purchase RCMI’s managing owner interest in the Trust. The Asset Purchase Agreement also provided for RCMI to commence a proceeding under Chapter 11 of the Bankruptcy Code and to obtain the Bankruptcy Court’s approval of the Asset Purchase Agreement and the transactions set forth therein.

On October 12, 2006, the Trust Agreement was amended to allow for change of Managing Owner and organization of a JWH Special Circumstance LLC.

RCMI filed a voluntary petition (the “RCMI Bankruptcy Petition”) in the United States Bankruptcy Court for the Southern District of New York on October 16, 2006, for relief under Chapter 11 of Title 11 of the United States Code. Contemporaneously with the filing of the RCMI Bankruptcy Petition, RCMI filed, a motion requesting that the Bankruptcy Court authorize RCMI to sell and assign substantially all of its assets, including its interest as managing owner of the Trust, pursuant to the terms of the Asset Purchase Agreement.  Pursuant to the terms of the Asset Purchase Agreement, as of October 13, 2006, all clearing functions were moved from Lehman to RJO.

On November 30, 2006, RJOFM became Managing Owner through acquisition of 20,218 Trading account units. The remaining 3,799 units owned by RCMI were transferred from Managing Owner units to Beneficial Owner units. RJOFM did not acquire any units in the Non-Trading account.

(2)                    Summary of Significant Accounting Policies

The accounting and reporting policies of the Trust confirm to accounting principles generally accepted in the United States of America and to practices in the commodities industry. The following is a description of the more significant of those policies that the Trust follows in preparing its financial statements.

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

The Trust earned interest on its assets on deposit at the brokers at 75% of the 91-day Treasury bill rate for deposits denominated in U.S. dollars, and at the rates agreed between the Trust and the clearing brokers for deposits denominated in other currencies.  At Lehman, for deposits denominated in other currencies, the Trust earned interest on Eurodollars, British pound sterling, and Swiss francs at a rate equal to Lehman Clearing House (“LCH”) less 25 basis points.  Deposits denominated in Japanese Yen earn 100% of LCH and Australian dollars earn interest at a rate of Sydney Futures Exchange Clearing House (‘SFECH”) less 125 basis points. At RJO, the Trust earns LIBOR less 100 basis points for deposits denominated in other currencies.  At RJO, for deposits denominated in other currencies, the Trust earns interest at LIBOR less 100 basis points.

(b)               Redemptions

A beneficial owner may cause any or all of his or her units to be redeemed by the Trust effective as of the last trading day of any month of the Trust based on the Net Asset Value per unit on such date on five days’ written notice to the Managing Owner. Payment will be made within ten business days of the effective date of the redemption. Any redemption made during the first eleven months of investment is subject to a 3% redemption penalty. Any redemption made in the twelfth month of investment or later will not be subject to any penalty. The Trust’s Sixth Amended and Restated Declaration and Agreement of Trust contains a full description of redemption and distribution policies. Investors who redeemed from October 31, 2005 through December 31, 2006  received the Net Asset Value per unit represented by assets held in the trading account.

(c)                       Ongoing Offering Costs

Ongoing offering costs subject to a ceiling of 0.50% of the Trust’s average month-end net assets, are paid by the Trust and expensed as incurred.

(d)                      Commissions

Commodity brokerage commissions are typically paid for each trade transacted and are referred to as “round-turn commissions”. These commissions cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract. The Trust does not pay commodity brokerage commissions on a per-trade basis, but rather pays monthly flat-rate brokerage fees. Effective July 1, 2003, the clearing broker lowered this fee from the annual rate of 6.5% (or approximately 0.542% per month) to 6.0% (or 0.50% per month) of the Trust’s month-end assets after reduction of the management fee. The clearing brokers receive these brokerage fees irrespective of the number of trades executed on the Trust’s behalf. The amount paid to the clearing broker is reduced by exchange fees paid by the Trust. The round-turn equivalent rate for commissions paid by the Trust for the years ended December 31, 2006, 2005, and 2004 was approximately $26, $27 and $39, respectively. Those commissions were not paid on the nontrading account.

Certain large investors are eligible for a “Special Brokerage Fee Rate” of 4.5% per year. As of December 31, 2005 and 2006, there were no such eligible investors in the Trust.

The Managing Owner, and/or, affiliates, acts as commodity brokers for the Trust through RJO. As such, the Managing Owner and affiliates receive all commissions that are reflected as such in the financial statements.

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

(g)                      Valuation of Assets Held at Refco Capital Markets, Ltd.

Assets held by the Fund at RCM are reported at fair value as determined in good faith by the Managing Owner after consideration of all factors, data and information, including information from financial institutions with no affiliation to RCM, analysis of the current market which has developed to purchase RCM creditor claims, the current demand and willingness of third parties to purchase RCM claims and financial information received by the Managing Owner from RCM. The value assigned to this asset is based upon available information and does not necessarily represent amounts which might ultimately be realized. Furthermore, this value assumes that the Managing Owner would recommend selling these claims to a third party as opposed to holding RCM assets until the RCM estate makes a distribution to RCM customers and creditors which may or may not be the case. Because of the inherent uncertainty of valuation due to the inability to estimate recoverable RCM assets necessary to remit payment to customers and creditors as well as the uncertainty as the standing of the Fund vis-a vis other customers / creditors, the estimated fair value could be significantly higher or lower than the fair value assigned by the Managing Owner.

Any recovery from RCM shall be credited against the then book value of the claim. The book value is reviewed each month to determine if further impairment has occurred based upon facts then available.

Any future administrative and/or legal expenses associated with liquidation of the assets held at RCM have not been reflected as such futures expenses are not estimatable.

(h)                      Recent Pronouncements

In September, 2006, the Financial Accounting Standards Board issued a Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurments” which defined Fair Value Measurments. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Trust is currently evaluating the impact of adopting SFAS No. 157 on its Financial Statements. At this time, the impact on the Trust’s Financial Statements has not been determined.

(3)                     Fees

Management fees are accrued and paid monthly. Incentive fees are accrued monthly and paid quarterly. Trading decisions for the period of these financial statements were made by John W. Henry & Company, Inc. (JWH) utilizing four of its trading programs, JWH GlobalAnalytics®, the Financial and Metals Portfolio, the International Foreign Exchange program and the Global Diversified program.

Under signed agreement JWH receives a monthly management fee at the rate of 0.167% (a 2% annual rate) of the Trust’s month-end net assets calculated after deduction of a portion of the brokerage fee at an annual rate of 1.25% of month-end Trust net assets, but before reduction for any incentive fee or other costs and before inclusion of purchases and redemptions for the month. These fees were not paid on the Non-trading account.

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

(4)                     Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statements as each beneficial owner is responsible for reporting income (loss) based on the pro rata share of the profits or losses of the Trust. Generally, for both federal and state tax purposes, trusts, such as the JWH Global Trust, are treated as partnerships. The only differences in financial and income tax reporting basis are unrealized gains (losses) and the $39,580,944 impairment of nontrading assets.

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

Net trading results from derivatives for the years ended December 31, 2006, 2005, and 2004, are reflected in the statements of operations and equal gain from trading less brokerage commissions. Such trading results reflect the net gain arising from the Trust’s speculative trading of futures contracts and forward contracts.

The notional amounts of open contracts at December 31, 2006, as disclosed in the Condensed Schedule of Investments, do not represent the Trust’s risk of loss due to market and credit risk, but rather represent the Trust’s extent of involvement in derivatives at the date of the statement of financial condition.

The Beneficial Owners bear the risk of loss only to the extent of the market value of their respective investments.

(6)                     Assets Held at Refco Capital Markets, Ltd.

Effective October 31, 2005, $57,544,206 of equity and 2,273,288 in substitute units, which represented the assets held at RCM plus $1,000,000 in cash were transferred to a Nontrading account, as explained in Note 1. On December 31, 2005 the $56,544,206 of assets held at RCM were reduced by $39,580,944 for impairment to $16,963,262, or 30% of the original value of the assets.

On December 29, 2006 the Trust received a partial recovery from RCM in the amount of $10,319,317. These proceeds were applied against the then reflected book value of the claim with a resulting book value of the claim of $6,643,944.

Management elected to retain $983,648 of the above proceeds for legal and administrative expenses and to distribute $9,335,669. Unitholders who had previously redeemed units of the Trading account received cash in the amount of $4,180,958. Unitholders who had not previously redeemed units of the Trading Account received 54,914 additional units of the Trading account in exchange for $5,154,711 which represented their share of the total distribution of $9,335,669.

As the distribution was in process as of December 31, 2006, the Trust reflected distributions payable of $4,180,958 as of that date. The distribution payable of $5,154,711 was eliminated against the subscription receivable of a like amount.

See Note 8 for subsequent events affecting the assets held at RCM.

(7)                     Financial Highlights

The following financial highlights show the Trust’s financial performance for the periods ended December 31, 2006, 2005 and 2004. Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period – a percentage change in the net asset value from December 31, 2003 to December 31, 2006. Total return is calculated based on the aggregate return of the Trust taken as a whole.

	2006	2005	2004

Net Asset per unit at beginning of year	$120.73	$148.54	$149.12
Loss per unit	(19.34)	(27.81)	(0.58)
Distrubution per unit	(4.10)	—	—
Net Asset Value per unit at end of year	$97.29	$120.73	$148.54

Total Return:
Total return before incentive fee	(19.42)%	(18.68)%	1.44%
Less incentive fee allocation	0.00%	0.04%	1.83%
Total Return	(19.42)%	(18.72)%	(0.39)%

Ratios to average net assets:

Net Income (Loss):	(17.31)%	(20.79)%	3.41%

Expenses:
Expenses less incentive fees	(8.08)%	21.97%	8.56%
Incentive fees	0.00%	0.05%	2.09%
Total Expenses	(8.08)%	22.02%	10.65%

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the periods ended December 31, 2006, 2005, and 2004.

 (8)                  Subsequent Events

Effective January 1, 2007, a JWH Special Circumstance LLC (the “LLC”), a limited liability company, was established to pursue the claims against RCM. The LLC is managed by US Bank, National Association. The LLC was funded with cash of $1,447,136 which represents the $983,648 referred to in Note 6 plus $463,488, the cash remaining of $1,000,000 set up to pay collection costs as disclosed in Note 1.  Any funds obtained by the LLC will be distributed to unitholders who were investors in the Trust at the time of the bankruptcy of RCM and Refco, Inc

On April 20, 2007, the LLC received a second partial recovery from RCM in the amount of $2,787,629.  Management believes that, after that recovery, the remaining value of $3,856,316 represents a fair estimate of the amount of remaining recoveries that may be received.

On June 7, 2007, the LLC received a third partial recovery from RCM in the amount of $265,758. Management believes that, after this third recovery, the remaining value of $3,590,558 represents a fair estimate of the amount of remaining recoveries that may be received.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Helen D. McCarthy
Helen D. McCarthy
Chief Financial Officer
R. J. O’Brien Fund Management, Inc.,
The Managing Owner and Commodity Pool Operator of
JWH Global Trust
July 5, 2007