Form 10-K, Exhibit 13
period 2007-12-31
JWH GLOBAL TRUST
filed 2008-03-20
CIK 1027099

Exhibit 13.01

Message from the Managing Owner

Dear Unitholder:

The JWH Global Trust posted a loss of  9.77% for 2007.  The Net Asset Value at year-end was $84.69 compared to $93.86 per unit at the beginning of the year.  There were no contributions to the Trust during 2007.

The Trust’s performance was negative for the first quarter of 2007.  The interest rate sector was the Trust’s best performing sector early in the quarter only, for gains to be given back.  On high volatility, the European 10-year bond yields, U.K. two-year gilt, German debt, Japanese government bonds and U.S.Treasuries fell, rallied and fell again during the quarter.  The currency sector was the Trust’s worst performing sector during the quarter as currency markets whip-sawed with extreme volatility.  The largest losses occurred in the British Pound and the yen with slight gains produced in the euro and Australian dollar.  The energy sector was positive for the quarter despite changing weather conditions and predictions which caused extreme volatility within the sector.  Crude oil and London gas oil were the best performers while natural gas was the worst performer.  The metals sector was negative for the quarter as precious metal prices reacted to fluctuations in the U.S. dollar and the equity markets.  The sector started the quarter with negative results, moving to slightly positive performance mid-quarter before reversing back with negative results.  The equity indices sector was negative for the quarter.  Intra-month volatility early in the quarter hurt the sector’s performance.  The plunge in the Chinese equity market sparked a global sell-off and drop in equity prices which continued through the quarter.  The agriculture sector was negative for the quarter even with a mid quarter rally.  As global equity markets plunged, investors took profits out of commodities.  Slight gains were achieved in corn and New York coffee and sugar.

The Trust’s performance was positive for the second quarter.  Global financial markets recovered from the explosion in volatility that occurred at the end of February and continued into March.  The currency, interest rate and indices sectors were the best performers for the quarter.  The euro reached a historical high against both the U.S. dollar and the Japanese yen and the British pound reached a 25-year high against the dollar.  The global stock indices sector was  positive for the quarter driven by  stronger-than-expected  earnings, an increase in mergers and acquisitions, economic growth in Europe, and benign inflation in the U.S.  Global interest rates sustained their steady rise as economic growth continued in Europe and as the U.S. housing market began to stabilize.  The European government bonds led performance in this sector.  U.S. Treasuries also bolstered performance.  The energy sector was negative for the quarter with slight gains achieved in June.  Prices across this sector were range-bound earlier in the quarter until increased terrorism fears combined with lower supplies in Petroleum-based products provided direction.  The metals sector started the quarter on a positive note, moved negatively mid-quarter to flat at quarter-end.  Volatility and whip-saw prices were most pronounced in Copper, Gold and Silver and affected over-all sector performance.  The agriculture sector was negative for the quarter.  Like the metals sector, the agriculture sector started on a positive note and moved to negative and then to flat at quarter-end.  Most losses, at different intervals, were in CBOT wheat, corn, New York coffee and corn.

The Trust’s performance was negative for the third quarter.  Many of the trends which contributed to second quarter gains were either disrupted or ended.  The U.S sub-prime crisis spread globally and financial markets were negatively impacted by rising volatility and trend reversals.  Gains in agriculture, energy and metals were not enough to offset losses in currencies, interest rates and indices during the middle of the quarter.  Indices and currencies recovered into positive territory at the end of the quarter while interest rates did not.  This sector was the only unprofitable sector by quarter-end.

The Trust’s performance was positive for the fourth quarter.  Apprehension regarding the sub-prime crisis spilled into the last quarter of the year.  The Federal Reserve cut rates mid-quarter, and most markets were directionless by the end of the quarter. 4 of the 6 sectors traded by the Trust were profitable for most of the quarter, with metals, energy and agriculture sectors contributing the most.

We thank you for your continued support.

Past performance is not indicative of future results.

/s/ Helen D. McCarthy
Helen D. McCarthy
Chief Financial Officer
R.J. O’Brien Fund Management, LLC

JWH GLOBAL TRUST AND SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Limited Owners of JWH Global Trust and Subsidiary:

We have audited the accompanying consolidated statements of financial condition, including the condensed consolidated schedules of investments, of JWH Global Trust and Subsidiary (the “Trust”) as of December 31, 2007 and 2006 and the related consolidated statements of operations and changes in unitholders’ capital for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JWH Global Trust and Subsidiary as of December 31, 2007 and 2006 and the results of its operations and changes in unitholders’ capital, for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management’s assertion about the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2007 included in “Management’s Report on Internal Control Over Financial Reporting” in the Trust’s December 31, 2007 Form 10-K and, accordingly, we do not express an opinion thereon.

/S/ CF & Co., L.L.P.

CF & CO., L.L.P.

Dallas, Texas

March 20, 2008

JWH GLOBAL TRUST AND SUBSIDIARY
Consolidated Statements of Financial Condition

	as of
	December 31, 2007	December 31, 2006

Assets
Assets:
Equity in commodity trading accounts:
Cash on deposit with brokers	$72,906,959	$119,334,561
Unrealized gain on open contracts	1,468,910	3,249,456
Cash on deposit with former brokers	-	6,643,944
Cash on deposit with bank	30,436	10,654,714
Cash on deposit with bank - Non-Trading	8,881,327	463,488
	83,287,632	140,346,163

Interest receivable	135,241	359,067
Total Assets	$83,422,873	$140,705,230

Liabilities and Unitholders' Capital
Liabilities:
Accrued commissions	$271,984	$518,368
Accrued management fees	123,807	431,641
Accrued incentive fees	-	-
Accrued offering expenses	30,000	37,533
Accrued operating expenses	292,627	428,002
Redemptions payable - Trading	1,641,786	4,577,801
Redemptions payable - Non-Trading	-	4,180,958
Accrued legal fees - Non-Trading	76,170	359,386
Accrued management fees to U.S. Bank - Non-Trading	29,424	-
Distribution payable - Non-Trading	39,801	-
Total liabilities	2,505,599	10,533,689

Unitholders' capital:
Unitholders’ capital (Trading):
Beneficial owners (831,874 and 1,283,572 units outstanding at
December 31, 2007 and December 31, 2006, respectively)	70,450,079	120,482,074
Managing owner (20,218 units outstanding at
December 31, 2007 and December 31, 2006)	1,712,262	1,897,788

Unitholders' capital (LLC equity/Non-Trading):
Participating owners (798,724 and 1,255,537 units outstanding at
December 31, 2007 and December 31, 2006, respectively)	3,075,087	4,303,344
Nonparticipating owners (1,474,564 and 1,017,751 units outstanding at
December 31, 2007 and December 31, 2006, respectively)	5,679,846	3,488,335

Total unitholders' capital	80,917,274	130,171,541

Total Liabilities and Unitholders’ Capital	$83,422,873	$140,705,230

Net asset value per unit:
Trading	$84.69	$93.86
LLC equity/Non-Trading	$3.85	$3.43

See accompanying notes to consolidated financial statements.

JWH GLOBAL TRUST AND SUBSIDIARY
Condensed Consolidated Schedule of Investments
as of December 31, 2007

	Number of	Principal	Value/open
	contracts	(notional)	trade equity
Long positions (3.24%)
Futures Positions (2.18%)
Agriculture	1,145	$27,440,938	$1,316,159
Energy	243	21,641,588	704,037
Indices	61	13,352,207	(973)
Interest rates	1,332	340,380,811	(280,099)
Metals	140	11,716,520	23,669
		414,532,064	1,762,793
Forward Positions (1.06%)
Currencies	4	142,065,738	858,449

Total long positions		$556,597,802	$2,621,242

Short positions (-1.42%)
Futures positions (0.27%)
Agriculture	72	$2,343,040	$17,480
Energy	44	3,327,850	18,610
Indices	79	11,180,426	321,195
Interest rates	795	193,800,873	(220,909)
Metals	82	6,072,288	78,700
		216,724,477	215,076
Forward positions (-1.69%)
Currencies	8	173,483,740	(1,367,408)

Total short positions		$390,208,217	$(1,152,332)

Total unrealized gain on open contracts (1.82%)			$1,468,910
Cash on deposit and open contracts with brokers (90.10%)			72,906,959
Cash on deposit with bank (11.01%)			8,911,763
Other liabilites in excess of assets (-2.93%)			(2,370,358)
Net assets (100.00%)			$80,917,274

See accompanying notes to consolidatd financial statements.

JWH GLOBAL TRUST AND SUBSIDIARY
Condensed Consolidated Schedule of Investments
as of December 31, 2006

	Number of	Principal	Value/open
	contracts	(notional)	trade equity
Long positions (0.31%)
Futures Positions (-0.90%)
Agriculture	1,441	$20,618,519	$1,331,993
Interest Rates	1,847	758,027,626	(2,576,495)
Metals	211	14,882,450	343,820
Indices	1,347	70,608,639	(266,278)
		864,137,234	(1,166,960)
Forward positions (1.21%)
Currencies	23	443,685,186	1,569,392

Total long positions		$1,307,822,420	$402,432

Short positions (2.19%)
Futures positions (1.56%)
Agriculture	341	$6,183,548	$133,786
Interest Rates	2,930	2,059,866,081	829,743
Metals	358	22,532,495	(364,641)
Energy	300	13,361,418	1,435,974
		2,101,943,542	2,034,862
Forward Positions (0.63%)
Currencies	9	123,462,076	812,162

Total short positions		$2,225,405,618	$2,847,024

Total unrealized gain on open contracts (2.50%)			$3,249,456
Cash on deposit and open contracts with brokers (91.67%)			119,334,561
Cash on deposit with former broker and bank (13.65%)			17,762,146
Other liabilities in excess of assets (-7.82%)			(10,174,622)
Net assets (100.00%)			$130,171,541

See accompanying notes to consolidated financial statements.

JWH GLOBAL TRUST AND SUBSIDIARY
Consolidated Statements of Operations

	Years Ended December 31,
	2007	2006	2005
Revenues:
Gain (loss) on trading of commodity contracts:
Realized gain (loss) on closed positions	$(5,619,515)	$(23,324,177)	$15,021,455
Change in unrealized gain (loss) on open positions	(1,781,034)	658,599	(20,211,508)
Interest income	3,065,274	6,819,136	8,790,919
Foreign currency transaction gain (loss)	(89,989)	(7,506)	(31,403)
Total revenues	(4,425,264)	(15,853,948)	3,569,463

Expenses:
Commissions	5,125,785	9,383,368	16,578,014
Management fees	1,796,178	3,123,603	5,857,885
Incentive fees	-	-	133,027
Ongoing offering expenses	351,000	35,000	546,221
Operating expenses	728,777	798,653	888,002
Total expenses	8,001,740	13,340,624	24,003,149

Trading income (loss)	(12,427,004)	(29,194,572)	(20,433,686)

Nontrading income (loss):
Interest on Non-Trading reserve	228,307	29,816	-
Loss on Non-Trading assets	-	-	(39,580,944)
Collections in excess of impaired value	6,491,275	-	-
Legal and administrative fees	(814,142)	(568,729)	(297,002)
Management fees paid to U.S. Bank	(395,613)	-	-
Non-Trading income (loss)	5,509,827	(538,913)	(39,877,946)

Net income (loss)	$(6,917,177)	$(29,733,485)	$(60,311,632)

See accompanying notes to consolidated financial statements.

JWH GLOBAL TRUST AND SUBSIDIARY
Consolidated Statement of Changes in Unitholders’ Capital
For years ended December 31, 2007, 2006, and 2005

Unitholders' Capital (Trading)	Beneficial Owners - Trading		Managing Owners - Trading		Total Unitholders' Capital - Trading
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2004	2,211,540	$328,509,395	23,773	$3,531,014	2,235,313	$332,040,409
Net income (loss)	-	(20,191,944)	-	(241,743)	-	(20,433,687)
Unitholders’ contributions	295,450	38,681,528	904	123,198	296,354	38,804,726
Unitholders' reallocation	-	(56,931,195)	-	(613,011)	-	(57,544,206)
Unitholders’ redemptions	(770,681)	(93,925,546)	(660)	(86,447)	(771,341)	(94,011,993)
Balances at December 31, 2005	1,736,309	196,142,238	24,017	2,713,011	1,760,326	198,855,249
Net income (loss)	-	(28,735,914)	-	(458,658)	-	(29,194,572)
Unitholders’ contributions	53,853	5,055,210	1,060	99,501	54,913	5,154,711
Unitholders' reallocation	4,859	456,066	(4,859)	(456,066)	-	-
Unitholders’ redemptions	(511,449)	(52,435,526)	-		(511,449)	(52,435,526)
Balances at December 31, 2006	1,283,572	120,482,074	20,218	1,897,788	1,303,790	122,379,862
Net loss		(12,241,478)		(185,526)	-	(12,427,004)
Unitholders’ contributions	23,183	1,758,626	-	-	23,183	1,758,626
Unitholders' reallocation	-	-	-	-	-	-
Unitholders’ redemptions	(474,881)	(39,549,143)	-	-	(474,881)	(39,549,143)
Balances at December 31, 2007	831,874	$70,450,079	20,218	$1,712,262	852,092	$72,162,341

Unitholders' Capital (LLC Equity/Non-Trading)	Participating Owners- LLC Equity/Non-Trading		Nonparticipating Owners- LLC Equity/Non-Trading		Total Unitholders' Capital- LLC Equity/Non-Trading
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2004	-	$-	-	$-	-	$-
Net income (loss)	-	(39,877,945)	-	-	-	(39,877,945)
Unitholders' reallocation	2,273,288	57,544,206	-	-	2,273,288	57,544,206
Balances at December 31, 2005	2,273,288	17,666,261	-	-	2,273,288	17,666,261
Net income (loss)	-	(538,913)	-	-	-	(538,913)
Reallocation due to redemptions	(1,017,751)	(3,488,335)	1,017,751	3,488,335	-	-
Unitholders' distribution	-	(9,335,669)		-	-	(9,335,669)
Balances at December 31, 2006	1,255,537	4,303,344	1,017,751	3,488,335	2,273,288	7,791,679
Net income (loss)	-	2,026,373	-	3,483,454	-	5,509,827
Reallocation due to Redemptions	(456,813)	(1,496,004)	456,813	1,496,004	-	-
Unitholders' distribution	-	(1,758,626)	-	(2,787,947)	-	(4,546,573)
Balances at December 31, 2007	798,724	$3,075,087	1,474,564	$5,679,846	2,273,288	$8,754,933

Total Unitholders Capital at December 31, 2007						$80,917,274

	Unitholders' Capital (Trading)	Unitholders' Capital (LLC Equity/Nontrading)
Net asset value per unit at December 31, 2006	$93.86	$3.43
Net change per unit	(9.17)	0.42
Net asset value per unit at December 31, 2007	$84.69	$3.85

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements –
December 31, 2007, 2006, 2005

(1)	General Information and Summary

JWH Global Trust (the Trust), a Delaware statutory trust organized on November 12, 1996, was formed to engage in the speculative trading of futures contracts on currencies, interest rates, energy and agricultural products, metals and stock indices, spot and forward contracts on currencies and precious metals, and exchanges for physicals pursuant to the trading instructions of independent trading advisors.  R.J. O’Brien Fund Management, LLC (“RJOFM”) is the managing owner of the Trust.  R.J. O’Brien & Associates, LLC (“RJO” or the “Managing Owner”) is the clearing broker and the broker for forward contracts.

Units of beneficial ownership of the Trust commenced selling on April 3, 1997.

The Trust will be terminated on December 31, 2026, if none of the following occur prior to that date: (1) beneficial owners holding more than 50% of the outstanding units notify the Managing Owner to dissolve the Trust as of a specific date; (2) disassociation of the Managing Owner with the Trust without the beneficial owners holding more than 50% of the outstanding units voting to continue the business of the Trust without a new Managing Owner; (3) bankruptcy of the Trust; (4), a decrease in the net asset value to less than $2,500,000; (5) a decline in the net asset value per unit to $50 or less; (6) dissolution of the Trust; or (7) any event that would make it unlawful for the existence of the Trust to be continued or require dissolution of the Trust.

On August 31, 2005, Refco Group Ltd., LLC acquired the global brokerage operations of Cargill Investor Services, Inc. (“CIS”).  CIS was the owner of CIS Investments, Inc. (“CISI”).  The Managing Owner of the Trust changed from CIS Investments Inc. to Refco Commodity Management, Inc (“RCMI”).  The clearing broker changed from CIS to Refco, LLC, an affiliate of RCMI.  The broker for forward contracts changed from CIS Financial Services, Inc. to Refco Capital Markets, Ltd. (“RCM”), also an affiliate of RCMI.

On October 10, 2005, Refco, Inc., the ultimate parent of RCMI, announced that it had discovered through an internal review a receivable owed to Refco, Inc., by an entity controlled by Phillip R. Bennett, the then Chief Executive Officer and Chairman of the Board of Directors of Refco, Inc., in the amount of approximately $430 million.  Mr. Bennett has been charged with securities fraud in connection with this matter and various actions have been filed against Refco, Inc.  Thereafter, on October 13, 2005, Refco, Inc., announced that the liquidity within RCM was no longer sufficient to continue operations, and that RCM had imposed a fifteen (15) day moratorium on all of its activities in an attempt to protect the value of that enterprise.

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

In light of the events outlined herein, RCMI, as the managing owner of the Trust, moved the majority of the Trust’s assets from Refco to Lehman Brothers, Inc. and its affiliated entities (“Lehman”) to act in the capacity of clearing broker on behalf of the Managing Owner.  On or about October 18, 2005, the Trust had transferred the majority of all assets to Lehman.  Pending the resolution of the Trust’s rights and/or claims against RCM, the Trust will no longer have assets on deposit with RCM.

Management does not believe that the bankruptcy filings of Refco, Inc. and RCM will have a material impact upon the operations of the Trust or its ability to satisfy a request for redemption.  In this regard, the operations of the Trust, including the trading activities of the underlying asset manager, have continued with minimal interruption.  In particular, with respect to redemptions made as of October 31, 2005 and thereafter, the Trust made payment in an amount that represented the proportionate share of the Trust’s net assets that were held at Lehman, while reserving payment with respect to the Trust’s assets held at RCM plus a cash reserve in connection with expenses in pursuit of its rights and/or claims against RCM and other potential third parties.  As such, through December 31, 2006 the Trust reserved payment with respect to any redemption proceeds until these monies held at RCM were remitted to the Trust or the Trust’s rights and/or claims against RCM and/or such potential third parties were resolved.

Generally, investors in the Trust may redeem units effective as of the last trading day of any month of the Trust based on the Net Asset Value per unit on such date with five business days’ prior written notice to the Managing Owner.  Effective October 31, 2005, the Net Asset Value per unit was split into a “Trading Account” and a “Non-Trading  Account”, the latter representing the assets held at RCM plus $1,000,000 in cash in connection with expenses related to the collection of assets held at RCM and potential third party claims.  On October 31, 2005, $57,544,206 of equity and 2,273,288 in substitute units were transferred to the Non-Trading Account.  All unitholders of record as of October 1, 2005 retain their pro-rata right to the assets in the Non-Trading Account with the equivalent number of units held in the Trust prior to RCM bankruptcy.

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

On November 30, 2006, RJOFM became Managing Owner through acquisition of 20,218Trading Account units.  The remaining 3,799 units owned by RCMI were transferred from Managing Owner units to Beneficial Owner units.  RJOFM did not acquire any units in the Non-Trading Account.

Effective January 1, 2007, JWH Special Circumstance LLC (the “LLC”), a Delaware limited liability company, was established to pursue the claims against RCM.  On January 2, 2007, the Trust transferred all Non-Trading assets and liabilities, which had a net asset value of $7,791,679 to the LLC.  The Trust is the sole member of the LLC and holds that membership for the benefit of the unitholders who were investors in the Trust at the time of the bankruptcy of RCM and Refco, Inc.  U.S. Bank National Association (“US Bank”) is the manager of the LLC.  US Bank may make distributions to the unitholders, as defined above, upon collection, sale, settlement or other disposition of the bankruptcy claim and after payment of all fees and expenses pro rata to the unitholders, as explained above, as follows:

(a)             Any untiholders who had redeemed their entire interest in the Trust prior to distribution shall receive cash (“Non Participating Owners”).

(b)            Any unitholders who had continued to own units in the Trust shall receive additional units in the Trust at the then Net Asset Value of the Trust (“Participating Owners”).

The unitholders have no rights to request redemptions from the LLC.  The LLC has agreed to compensate US Bank, as manager, the following: (1) An initial acceptance fee of $120,000,  (2) An annual fee of $25,000,  (3) A distribution fee of $25,000 per distribution,  (4) Out-of-pocket expenses,  and  (5) An hourly fee for all personnel at the then expected hourly rate  ($350 per hour at execution of agreement).  This transfer of net asset was recorded on a historical cost basis as it was between entities under common control.

See Note (6) for further detail regarding collection and distribution activity related to the assets held at RCM.

(2)	Summary of Significant Accounting Policies

The accounting and reporting policies of the Trust confirm to accounting principles generally accepted in the United States of America and to practices in the commodities industry.  The following is a description of the more significant of those policies that the Trust follows in preparing its consolidated financial statements.

(a)     Basis of presentation

The accompanying consolidated financial statements of the Trust have been prepared in accordance with accounting principles generally accepted in the United States of America.

Reclassifications of the Trust’s unitholders’ capital (Non-Trading) as of December 31, 2006 have been made to conform with the current period’s presentation.

(b)    Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiary, JWH Special Circumstances, LLC.  All material intercompany transactions have been eliminated upon consolidation.

(c)    Revenue Recognition

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

The Trust earns interest on 100% of the Trust’s average daily balances on deposit with RJO during each month at 75% of the average 91-day Treasury bill rate for that month in respect of deposits denominated in dollars.  For deposits denominated in other currencies, the Trust earns interest at a rate of LIBOR  less 100 basis points.

(d)    Redemptions

A beneficial owner may cause any or all of his or her units to be redeemed by the Trust effective as of the last business day of any month of the Trust based on the Net Asset Value per unit on such date on five business days’ written notice to the Managing Owner.  Payment will generally be made within ten business days of the effective date of the redemption.  As of September 1, 2007, any redemption made during the first eleven months of investment is subject to a 2% redemption penalty, payable to the Managing Owner.  Any redemption made in the twelfth month of investment or later will not be subject to any redemption penalty.  The Trust’s Sixth Amended and Restated Declaration and Agreement of Trust contains a full description of redemption and distribution policies.  Investors who redeemed from October 31, 2005 through December 31, 2007 will receive the Net Asset Value per Unit represented by assets held in the Trading Account.

(e)     Ongoing Offering Costs

Ongoing offering costs subject to a ceiling of 0.50% of the Trust’s average month-end net assets, are paid by the Trust and expensed as incurred.  In anticipation of renewing the offering for new subscriptions, $351,000 in ongoing offering costs were accrued during 2007.  These costs have been expensed as incurred as there is no assurance of the Trust’s successful procurement of additional capital in future periods and because of the ongoing nature of the process.

(f)    Commissions

Commodity brokerage commissions are typically paid for each trade transacted and are referred to as “round-turn commissions.”  These commissions cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract.  The Trust does not pay commodity brokerage commissions on a per-trade basis, but rather pays  flat-rate brokerage fees on a monthly basis of 6.0% per annum (or 0.50% per month) of the Trust’s month-end assets after reduction of the management fee.  The clearing brokers receive these brokerage fees irrespective of the number of trades executed on the Trust’s behalf.  The amount paid is reduced by exchange fees paid by the Trust.  Commissions were not paid on the Non-Trading/LLC Account.  As of September 1, 2007, the brokerage fee was  reduced from 6.0% annually to 5.0% of the Trust’s month end assets on an annual basis (or approximately 0.417% per month).

Since December 1, 2006, the Managing Owner and/or affiliates act as commodity brokers for the Trust through RJO.  As such, the Managing Owner and/or affiliates receive all commissions after December 1, 2006 that were recorded as such in the financial statements.

(g)    Foreign Currency Transactions

Trading accounts in foreign currency denominations are susceptible to both movements in the underlying contract markets as well as fluctuation in currency rates.  Foreign currencies are translated into U.S. dollars for closed positions at an average exchange rate for the year, while year-end balances are translated at the year-end currency rates.  The impact of the translation is reflected in the statements of operations.

(h)     Use of Estimates

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

(i)    Valuation of Assets Held at Refco Capital Markets, Ltd.

Assets held by the Trust (and the LLC after December 31, 2006) at RCM were reported at fair value as determined in good faith by Management as of December 31, 2005.

Any recovery from RCM was credited against the then book value of the claim.

Through December 31, 2007, the Trust and/or LLC had received amounts in excess of the original impairment resulting in no remaining book value.

Any future administrative and/or legal expenses associated with liquidation of the assets held at RCM have not been reflected as such future expenses are not estimatable.

(j)	Recent Pronouncements

In September, 2006, the Financial Accounting Standards Board issued a Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” which defined  Fair Value Measurements.  The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007.  The Trust is currently evaluating the impact of adopting SFAS No. 157 on its Financial Statements.  At this time, the impact on the Trust’s Financial Statements has not been determined.

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

No provision for Federal income taxes has been made in the accompanying financial statements as each beneficial owner is responsible for reporting income (loss) based on the pro rata share of the profits or losses of the Trust.  Generally, for both federal and state tax purposes, trusts, such as the JWH Global Trust, are treated as partnerships.  The only differences in financial and income tax reporting basis are ongoing offering costs.

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

The purchase and sale of futures requires margin deposits with a Futures Commission Merchant (“FCM”).  Additional deposits may be necessary for any loss on contract value.  The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM’s proprietary activities.  A customer’s cash and other property, such as U.S. Treasury Bills, deposited with an FCM are considered commingled with all other customer funds subject to the FCM’s segregation requirements.  In the event of an FCM’s insolvency, recovery may be limited to a pro rata share of segregated funds available.  It is possible that the recovered amount could be less than the total of cash and other property deposited.

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

Net trading results from derivatives for the years ended December 31, 2007, 2006, and 2005, are reflected in the statements of operations and equal gain from trading less brokerage commissions.  Such trading results reflect the net gain or loss arising from the Trust’s speculative trading of futures contracts and forward contracts.

The notional amounts of open contracts at December 31, 2007 and 2006, as disclosed in the respective Condensed Consolidated Schedule of Investments, do not represent the Trust’s risk of loss due to market and credit risk, but rather represent the Trust’s extent of involvement in derivatives at the date of the statement of financial condition.

The Beneficial Owners bear the risk of loss only to the extent of the market value of their respective investments.

(6)	Assets Held at Refco Capital Markets, Ltd.

Effective October 31, 2005, $57,544,206 of equity and 2,273,288 in substitute units, which represented the assets held at RCM plus $1,000,000 in cash were transferred to a Non-Trading Account, as explained in Note (1).  On December 31, 2005 the $56,544,206 of assets held at RCM were reduced by $39,580,944 for impairment to $16,963,262, or 30% of the original value of the assets.

On December 29, 2006 the Trust received a partial recovery from RCM in the amount of $10,319,317.  These proceeds were applied against the then reflected book value of the claim with a resulting book value of the claim of $6,643,944.

Management elected to retain $983,648 of the above proceeds for legal and administrative expenses and to distribute $9,335,669.  Unitholders who had previously redeemed units of theTrading Account received cash in the amount of $4,180,958.  Unitholders who had not previously redeemed units of theTrading Account received 54,914 additional units of theTrading Account in exchange for $5,154,711 which represented their share of the total distribution of $9,335,669.

As the distribution was in process as of December 31, 2006, the Trust reflected cash distributions of $4,180,958 in the Consolidated Statement of Financial Condition as of that date.  The distribution payable of $5,154,711, representing additional units, was eliminated against the subscription receivable of a like amount.

Effective January 1, 2007, the LLC, was established to pursue the claims against RCM.  On January 1, 2007, the Trust transferred all Non-Trading assets and liabilities, which had a net asset value of $7,791,679, to the LLC.   Any funds obtained by the LLC will be distributed to unitholders who were investors in the Trust at the time of the bankruptcy of RCM and Refco, Inc., net of expenses, as explained in Note (1).

On April 20, 2007, the LLC received a second partial recovery from RCM in the amount of $2,787,629.

On June 7, 2007, the LLC received a third partial recovery from RCM in the amount of $265,758.

On June 28, 2007, the LLC received a fourth partial recovery from RCM in the amount of $4,783,640.  This recovery, along with the previous recoveries, resulted in reducing the balance of the amount due from former brokers to zero and recording a Non-Trading gain of $1,193,083 for the periods ended June 30, 2007, which is reflected as “collections in excess of impaired value” on the Consolidated Statement of Operations,  as the recoveries have exceeded management’s original estimate of impairment reflected in 2005.  All future recoveries will be reflected as collections in excess of impaired value on the consolidated statements of operations.

On July 3, 2007, the LLC received a fifth partial recovery from RCM in the amount of $5,655.

On August 29, 2007, US Bank distributed $4,546,573 (or approximately $2.00/unit).  Unitholders who had previously redeemed units in the Trust as of August 31, 2007 received cash in the amount of  $2,787,947.  Unitholders who had not previously redeemed units received 23,182.53 additional units of the Trust in exchange for $1,758,626 which represented their share of the total distribution of $4,546,573.

On September 19, 2007 the LLC received a sixth partial recovery from RCM in the amount of $2,584,070.

On December 31, 2007, the LLC received a seventh partial recovery from RCM in the amount of $2,708,467.  As of December 31, 2007, the cumulative amount recorded as a Non-Trading gain and reflected as collections in excess of impaired value on the consolidated statement of operations was $6,491,275.

The LLC is pursuing certain claims against parties other than those named in the bankruptcy claims noted above.  There is no assurance that such efforts will result in additional recoveries.

(7)	Financial Highlights

The following financial highlights show the Trust’s financial performance of the Trading units for the periods ended December 31, 2007, 2006 and 2005.  Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period – a percentage change in the net asset value from December 31, 2005 to December 31, 2007.  Total return is calculated based on the aggregate return of the Trust’s Trading units taken as a whole.

	2007	2006	2005

Net Asset per unit at beginning of year	$93.86	$112.96	$148.54
Trading income (loss) per unit	(9.17)	(19.10)	(10.27)
Distribution per unit (to nontrading account)	-	-	(25.31)
Net Asset Value per unit at end of year	$84.69	$93.86	$112.96

Total Return:
Total return before incentive fee	(9.77)%	(16.91)%	(23.95)%
Less incentive fee allocation	0.00%	0.00%	0.04%
Total Return	(9.77)%	(16.91)%	(23.91)%

Ratios to average net assets:

Trading Income (Loss):	(14.00)%	(18.33)%	(7.14)%

Expenses:
Expenses less incentive fees	9.02%	8.37%	8.34%
Incentive fees	0.00%	0.00%	0.05%
Total Expenses	9.02%	8.37%	8.39%

The calculations above do not include activity within the Trust’s Non-Trading Accounts.

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the periods ended December 31, 2007, 2006, and 2005.

(8)	Subsequent Events

On March 1, 2008, the assets in the Trust were re-allocated across the following programs: 20% Financial & Metals, 40% GlobalAnalytics and 40% JWH Diversified Plus.

The Seventh Amended and Restated Declaration and Agreement of Trust became effective March 1, 2008.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Helen D. McCarthy
Helen D. McCarthy
Chief Financial Officer
R.J. O’Brien Fund Management, LLC.,
The Managing Owner and Commodity Pool Operator of
JWH Global Trust
March 20, 2008