Form 10-K, Exhibit 13
period 2009-12-31
RJO GLOBAL TRUST
filed 2010-03-31
CIK 1027099

Exhibit 13.01

Message from the Managing Owner

Dear Unitholder:

The RJO Global Trust Class A units posted a loss of (13.86%) for 2009. Class B units posted a loss of (12.13%). The Net Asset Value per Unit for Class A at year-end was $102.84 and for Class B at year end was $104.91 (please see Note (1) and Note (7) in the notes to financial statements for more information with respect to the calculation of Net Asset Value) compared to $119.39 per unit at the beginning of the year. Beneficial unitholders purchased  $1,627,869  worth of Class A units and $45,000 worth of Class B units in the Trust during 2009.

The first quarter of 2009 began much as the fourth quarter of 2008 ended, with continued broad market volatility.  Stock markets and commodity markets remained under pressure and declined in lock step during January, February, and early March.  Prices reversed and began climbing during the first week of March as negative sentiment on the part of investors appeared to be at its highest.  Correlation between commodity prices and stock prices, with few exceptions, remained unusually high during the quarter.  The U.S. dollar had an almost exact inverse relationship to stock and commodity prices during the quarter.  It actually strengthened against most major foreign currencies as stocks and commodities sold off and then began to weaken after stocks and commodities bottomed out.  The results of fixed income markets during the quarter told two stories.  Short-term rates remained low and in choppy markets as the Federal Reserve left Fed Fund targets in the 0% to 0.25% range.  Long-term rates, however, edged higher in January and February as concerns over the inflationary impact of the government’s stimulus packages drove down note and bond prices.  Bond and note holders received a big boost, however, in late March when the Fed signaled that it would buy an enormous amount of medium and long-term notes in an effort to keep mortgage rates low and to maintain a high level of liquidity in the markets.  The traders in the Trust who employ rule-based or systematic approaches managed the volatility well and the performance was down slightly until the sharp market reversals in March caused some slightly larger losses.  These managers employ methods that vary widely in terms of investment time horizons.  Those with shorter-term outlooks did a little worse during January and February while the long-term down trends established during the fall of 2008 remained in place, but managed the March reversals better than the managers with longer-term styles.The managers of the Trust who employ a more discretionary approach continued to struggle with the unprecedented volatility and uncertainty that surrounded the markets during the quarter.  They posted small losses for the quarter as well.  It was a difficult quarter in general for the managed futures industry.  The Barclay Commodity Trading Advisor Index, a broad measure of managed futures performance, lost ground each month during the quarter.  Approximately 8 out of every 10 managers in the industry were showing negative year to date performance at quarter end.  This difficult period follows a strong performance period for the industry in 2008.  Periods like this are to be expected from time to time, and the first quarter profile was consistent with other losing periods from the past.  The objective of the Trust’s portfolio of managers is to conserve capital during difficult periods like this using disciplined risk management and a broad diversification of asset exposure, investment style, and investment time frame.

In April, stocks climbed a wall of worry, as the old axiom states about bull markets, by posting a gain for a fourth consecutive month.  Stocks  rallied 42% from their low in early March.  This has been their best three month showing since the 1930’s.  To put the magnitude of the losses sustained by the market over the last year and a half in perspective, the S&P would have to gain another 62% from current levels to match the market high reached in October of 2007.  This seems like a tough task in light of long-term interest rates, which continued to rise during the quarter due to concerns over the expanding budget deficit, and its potential long-term inflationary implications.  Interest rates fell back at the end June, however, as markets digested tepid growth related statistics, and inflationary fears subsided.  This reversal took place after Treasury bond yields had risen more than 60% in five months. Commodity markets began to firm in late April and were able to mount a rally during most of May.  Market worries over the inflationary implications of the government’s massive stimulus plan and other spending programs began to weaken the long- term treasury markets.  With rates rising and the dollar weakening against major foreign currencies, commodities began to look like a good place to invest.  Historically commodities, during times of inflation or currency depreciation, have been a good store of value.  In June, however, commodities sold off, and evidence is beginning to appear that would indicate that the lock step relationship between commodities and the stock market that has existed for the last year or so is beginning to break up.  In other words, commodity markets are beginning to respond to the economics effecting their own specific situation rather than moving in tandem with stock prices.  This would create more diverse market movements and would be a good thing for our strategies.  The second quarter continued to present a difficult environment as a whole for the managed futures industry.  The Barclay B Top 50 CTA Index, representing the performance of the top 50 CTAs in the industry in terms of assets under management, was down in two of the three months and lost approximately 2% during the quarter.  The index lost for consecutive quarters for only the third time since its creation in 1987.  The index has lost approximately 3.5% for the year to date.  The performance problem seems to lie in the unstable nature of the market environment from a time frame perspective.  Short-term systems focusing on moves lasting less than a week have struggled.  Long-term strategies focused on price moves that take months to evolve have refused to reverse.  This may pay off over time but for now it has created small losses.  Only intermediate term strategies focused on 4-6 week price movements have been able to adapt appropriately and capture profits.

The first eight months of the Trust transferring to multi-CTA format has been challenging. The Trust’s evolution to a multi- manager format came just after a very profitable period for many different types of CTA strategies, particularly long-term trend following.  The charged markets of late 2008 and early 2009 exposed problems with our initial discretionary managers and the trend following strategies experienced a pull back that was to be expected. The Trust’s risk control policies enabled the Trust to manage this risk effectively.  Today, the Trust’s portfolio is strongly positioned from a diversification standpoint among sectors traded, investment styles, and investment time horizons.

Economic data was weak on an absolute basis during July, but on a relative basis there was reason for hope.  Housing data appeared to show signs of stabilization.  Corporate earnings showed some life.  The stock market posted strong gains for the month.  Some commodities lead by the grain and base metal sectors also showed strength later in the month. The U.S. dollar was weaker across the board.  The short-term manager, CCG, performed best during  the month capturing profits in stock, interest rate, and currency markets.  The longer-term strategies provided mixed results:  JWH, who employs only long-term trend following strategies, was positive for the month.  NW and ATC were negative for the month reflecting the difficult conditions being dealt with by other leading multi-strategy CTAs in the industry this year.  HCM, the discretionary manager, was about even on the month after a cautious start. GAJL, the commodity only manager, was slightly negative for the month but was starting to gain ground as the month drew to a close. During August, auto sales improved dramatically thanks to the Government’s “Cash for Clunkers” program.  Housing sales also improved.  The President re-nominated Federal Reserve Chairman Bernanke based on his handling of the crisis that unfolded last year.  IPO activity increased and two large corporate acquisitions took place at month end.  These situations taken together seem to reflect a market and economy returning to more solid footing.  This allowed stocks to turn in their most positive August since 2000.  Bond prices rose as well during the month as inflation remained in check.  Natural gas and corn were the weakest among commodities.  Action in the crude oil and the foreign currency markets looked very similar during the month.  Each traded in a range during the month finishing on the low side.  The short-term advisor, CCG, posted negative returns for the month.  Their short-term trading strategy was frustrated by the range bound trading that persisted during the month.  JWH, NW, and ATC were all positive for the month.  This was due to the longer- term nature of their systems.  HCM, the new discretionary manager, was also positive for the month capturing returns from a stronger sugar market. GAJL, the commodity only manager, was also positive for the month on the back of stronger metals markets.  By September 30, the stock market finished its strongest quarter since Q4 1998 and was up almost 20% for the year.  It was up almost 50% from its low in March of this year.  It is interesting to note that since World War II, the average size of stimulus packages implemented by the government and the Federal Reserve to revive the economy has been 2.9% of our Gross Domestic Product.  This has come from the government chipping in an average of 2.4% and the Fed has added 0.5% through easier monetary policy.  Thus far, to battle this recession, the government has provided 10% in stimulus activity through fiscal measures while the Fed has pumped in 9.5% for a total of 19.5% of assistance.  That is more than the average stimulus package by a factor of 6.  No wonder the market has rallied.  The fact that the stimulus package has been delivered on borrowed money has yet to trigger a response from the market.  With the stock market drifting higher and with other markets, particularly grains and energy, mired in trading ranges, the Advisors did not have many opportunities during the month.  Four of the six managers were up slightly during the month with two managers losing money.  JWH, ATC, NW, and HCM were profitable. GAJL and CCG lost money.

During October, the stock market had its first losing month since March.  An odd result considering the market received its first bit of evidence that the economy is turning around.  Third quarter Gross Domestic Product was reported to have grown at a 3.2% annualized pace.  Much of the gain was attributed to the government’s stimulus projects.  For example, the “Cash for Clunkers” program boosted auto sales while tax credits for home buyers revived housing sales.  For the fiscal year ended September 30, the government reported a $1.4 trillion budget deficit, a record which represents roughly 10% of our GDP.  The budget deficit has kept pressure on the U.S. dollar.  The weaker U.S. dollar continues to help our export sector whose goods and services are cheaper in the global market place.  Our traders have shifted positions in several key areas.  Across the board in multiple time frames our managers have turned positive on most commodities.  Grain, metals, and petroleum markets have lead the way.  Our managers also favor a weaker U.S.dollar.  HCM was our only profitable manager during the month.  Each of the others had small losses.

The stock market climbed higher during the month of November as interest rates remained at or near historic lows.  The U.S. dollar edged lower and sits near its lows for the year against major currencies.  Gold made a new historical high during the month just above $1,175 per ounce.  It should be noted that, on an inflation adjusted basis, gold traded at an equivalent of $2,300 per ounce in 1980.  Other commodities drifted higher, supported by the weaker U.S.dollar.  Grains and metals markets seem to be the leaders while crude oil struggled to break out of a trading range capped above $80 per barrel.  The Trust turned in a positive month during November.  Four of the six managers made money.  Across the board, in multiple time frames, our managers remain positive on most commodities.  Grain, metals, and soft commodity markets have led the way.  Our managers hold mixed positions mixed in the energy complex with a slightly negative bias due to the trading range in crude related markets and the negative performance by natural gas.  Our managers favor a weaker U.S, dollar and remain positioned for lower interest rates. A major reversal took place early in December when the government released an employment report that showed unexpected improvement in that area.  Gold fell 5% that same day and interest rates instruments began a month long slide (rates turned higher).  Gold fell 12% during the month and the total return on ten-year U.S. Treasuries was a negative 5.15%.  The U.S. dollar also staged an impressive 7% rally reversing a 7-month trend of weakness.  Several commodity sectors sold off in sympathy to gold early in the month, but crawled higher as the year drew to a close.  Grains, crude markets, and industrial metals all recovered to close near recent highs.  The Managed futures industry turned in its first losing year since 1994 and its worst year overall since the inception of the Barclay Top 50 CTA Index in 1987.  The Trust turned in a losing performance during December.  Despite our diverse group of managers and their diverse strategies, the Trust’s aggregate positions at the beginning of the month were aligned for a weaker U.S.dollar, lower interest rates, and  stronger gold and commodity markets.  The reversal of those trends early in the month created problems for most of the managers.  HCM, our discretionary manager, made money by hanging on to sugar and cocoa positions and dumping a falling silver position early in the month.  CCG was the most disappointing as their short-term strategy was whipsawed during the month.

We thank you for your continued support.

Past performance is not indicative of future results.

/s/ Thomas J Anderson
Thomas J Anderson
Chief Financial Officer
R.J. O’Brien Fund Management, LLC

RJO GLOBAL TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Beneficial Owners of RJO Global Trust and Subsidiary:

We have audited the accompanying consolidated statements of financial condition, including the condensed consolidated schedules of investments, of RJO Global Trust and Subsidiary (the “Trust”) as of December 31, 2009 and 2008 and the related consolidated statements of operations and changes in unitholders’ capital for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RJO Global Trust and Subsidiary as of December 31, 2009 and 2008 and the results of their operations and changes in unitholders’ capital, for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management’s assertion about the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2009 included in “Management’s Report on Internal Control Over Financial Reporting” in the Trust’s December 31, 2009 Form 10-K and, accordingly, we do not express an opinion thereon.

/S/ CF & Co., L.L.P.

CF & CO., L.L.P.

Dallas, Texas

March 31, 2010

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statements of Financial Condition

	December 31,	December 31,
	2009	2008

Assets
Assets:
Equity in commodity Trading accounts:
Cash on deposit with brokers	$59,500,719	$83,527,981
Unrealized gain on open contracts	767,006	1,106,722
Cash on deposit with bank	38,436	28,562
Cash on deposit with bank - Non-Trading	9,214,964	7,334,582
	69,521,125	91,997,847

Interest receivable	1,694	9,415
Total Assets	$69,522,819	$92,007,262

Liabilities and Unitholders' Capital
Liabilities:
Accrued commissions	$169,886	$242,450
Accrued management fees	85,057	119,365
Accrued incentive fees	17,109	1,134,235
Accrued offering expenses	22,768	1,108
Accrued operating expenses	239,638	315,568
Redemptions payable - Trading	878,988	2,815,236
Accrued legal fees - Non-Trading	627,762	6,149
Accrued management fees to U.S. Bank - Non-Trading	18,426	27,477
Distribution payable - Non-Trading	-	39,801
Total liabilities	2,059,634	4,701,389

Unitholders' capital:
Unitholders’ capital (Trading):
Beneficial owners
Class A (551,440 and 658,747 units outstanding at
December 31, 2009 and December 31, 2008, respectively)	56,711,089	78,645,263
Class B (9,358 and 0 units outstanding at
December 31, 2009 and December 31, 2008, respectively)	981,765	-
Managing owner (11,679 Class A units outstanding at
December 31, 2009 and 2008)	1,201,090	1,394,355

Unitholders' capital (LLC equity/Non-Trading):
Participating owners (512,964 and 611,108 units outstanding at
December 31, 2009 and December 31, 2008, respectively)	1,933,873	1,953,345
Nonparticipating owners (1,760,324 and 1,662,180 units outstanding at
December 31, 2009 and December 31, 2008, respectively)	6,635,368	5,312,910

Total unitholders' capital	67,463,185	87,305,873

Total Liabilities and Unitholders’ Capital	$69,522,819	$92,007,262

Net asset value per unit:
Trading:
Class A	$102.84	$119.39
Class B	$104.91	$-
LLC equity/Non-Trading	$3.77	$3.20

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Condensed Consolidated Schedule of Investments
as of December 31, 2009

	Number of	Principal	Value/open
	contracts	(notional)	trade equity
Long positions (1.69%)
Futures Positions (1.45%)
Agriculture	459	$14,175,201	$542,222
Currency	58	5,175,139	18,650
Energy	45	3,386,896	25,657
Indices	90	6,006,445	118,235
Interest rates	225	73,893,816	(167,286)
Metals	165	13,101,937	437,926

Forward Positions (0.24%)
Currency	25,375,000	28,588,150	162,279

Total long positions		$144,327,584	$1,137,683

Short positions (-0.55%)
Future positions (-0.31%)
Agriculture	142	$3,758,129	$(12,859)
Currency	50	6,823,909	61,052
Energy	17	2,077,755	(72,953)
Indices	35	2,261,654	(1,017)
Interest rates	292	78,210,549	102,023
Metals	62	5,294,294	(284,081)

Forward Positions (-0.24%)
Currency	21,765,000	23,079,582	(162,842)

Total short positions		$121,505,872	$(370,677)

Total unrealized gain on open contracts (1.14%)			$767,006
Cash on deposit and open contracts with brokers (88.20%)			59,500,719
Cash on deposit with bank (13.72%)			9,253,400
Other liabilities in excess of assets (-3.06%)			(2,057,940)
Net assets (100.00%)			$67,463,185

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Condensed Consolidated Schedule of Investments
as of December 31, 2008

	Number of	Principal	Value/open
	contracts	(notional)	trade equity
Long positions (1.23%)
Futures Positions (1.23%)
Agriculture	143	$3,700,746	$262,644
Currency	166	29,196,605	312,953
Energy	47	2,276,791	(15,025)
Indices	2	96,575	(96,575)
Interest rates	165	64,017,826	414,481
Metals	62	3,413,855	190,371

Total long positions		$102,702,398	$1,068,849

Short positions (0.04%)
Future positions (0.04%)
Agriculture	278	$6,016,398	$(27,872)
Currency	25	2,547,180	(30,573)
Energy	17	923,156	(9,051)
Indices	40	1,340,663	80,642
Interest rates	5	2,443,007	(10,528)
Metals	63	2,762,199	35,255

Total short positions		$16,032,603	$37,873

Total unrealized gain on open contracts (1.27%)			$1,106,722
Cash on deposit and open contracts with brokers (95.67%)			83,527,981
Cash on deposit with bank (8.43%)			7,363,144
Other liabilities in excess of assets (-5.37%)			(4,691,974)
Net assets (100.00%)			$87,305,873

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statements of Operations

	Years Ended December 31,
	2009	2008	2007
Trading gain (loss):
Gain (loss) on trading of commodity contracts:
Realized gain (loss) on closed positions	$(4,475,589)	$37,750,164	$(5,619,515)
Change in unrealized gain (loss) on open positions	(340,613)	(362,188)	(1,781,034)
Foreign currency transaction gain (loss)	46,164	6,405	(89,989)
Total Trading gain (loss)	(4,770,038)	37,394,381	(7,490,538)

Investment Income:
Interest income	49,056	926,298	3,065,274

Expenses:
Commissions - Class A	2,689,716	4,014,709	5,125,785
Commissions - Class B	14,769	-	-
Management fees	1,192,210	1,611,866	1,796,178
Incentive fees	54,149	3,498,852	-
Ongoing offering expenses	248,000	473,000	351,000
Operating expenses	1,312,679	833,205	728,777
Total expenses	5,511,523	10,431,632	8,001,740

Trading income (loss)	(10,232,505)	27,889,047	(12,427,004)

Non-Trading income (loss):
Interest on Non-Trading reserve	6,830	112,785	228,307
Collections in excess of impaired value	3,850,660	2,516,217	6,491,275
Legal and administrative fees	(2,188,384)	(476,416)	(814,142)
Management fees paid to US Bank	(366,120)	(345,769)	(395,613)
Non-Trading income (loss)	1,302,986	1,806,817	5,509,827

Net income (loss)	$(8,929,519)	$29,695,864	$(6,917,177)

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statement of Changes in Unitholders’ Capital
For years ended December 31, 2009, 2008, and 2007

Unitholders' Capital (Trading)	Beneficial Owners - Trading Class A		Beneficial Owners - Trading Class B		Managing Owners - Trading Class A
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2006	1,283,572	$120,482,074	-	$-	20,218	$1,897,788
Net income (loss)	-	(12,241,478)	-	-	-	(185,526)
Unitholders' contributions	23,183	1,758,626	-	-	-	-
Unitholders' redemptions	(474,881)	(39,549,143)	-	-	-	-
Balances at December 31, 2007	831,874	70,450,079	-	-	20,218	1,712,262
Net income (loss)	-	27,221,748	-	-	-	667,299
Unitholders' contributions	10,736	1,053,815	-	-	1,329	120,000
Unitholders' redemptions	(183,863)	(20,080,379)	-	-	(9,868)	(1,105,206)
Balances at December 31, 2008	658,747	78,645,263	-	-	11,679	1,394,355
Net income	-	(9,914,709)	-	(124,531)	-	(193,265)
Unitholders’ contributions	15,140	1,627,869	413	45,000	-	-
Transfers from Class A to Class B	(9,952)	(1,172,473)	9,935	1,172,473	-	-
Unitholders’ redemptions	(112,495)	(12,474,861)	(990)	(111,177)	-	-
Balances at December 31, 2009	551,440	$56,711,089	9,358	$981,765	11,679	$1,201,090

Unitholders' Capital (Trading)	Total Unitholders' Capital - Trading
	Units	Dollars

Balances at December 31, 2006	1,303,790	$122,379,862
Net income (loss)	-	(12,427,004)
Unitholders' contributions	23,183	1,758,626
Unitholders' redemptions	(474,881)	(39,549,143)
Balances at December 31, 2007	852,092	72,162,341
Net income (loss)	-	27,889,047
Unitholders' contributions	12,065	1,173,815
Unitholders' redemptions	(193,731)	(21,185,585)
Balances at December 31, 2008	670,426	80,039,618
Net income	-	(10,232,505)
Unitholders’ contributions	15,553	1,672,869
Transfers from Class A to Class B	(17)	-
Unitholders’ redemptions	(113,485)	(12,586,038)
Balances at December 31, 2009	572,477	$58,893,944

Unitholders' Capital (LLC Equity/Non-Trading)	Participating Owners-		Nonparticipating Owners-		Total Unitholders' Capital-
	LLC Equity/Non-Trading		LLC Equity/Non-Trading		LLC Equity/Non-Trading
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2006	1,255,537	$4,303,344	1,017,751	$3,488,335	2,273,288	$7,791,679
Net income	-	2,026,373	-	3,483,454	-	5,509,827
Reallocation due to Redemptions	(456,813)	(1,496,004)	456,813	1,496,004	-	-
Unitholders' distribution	-	(1,758,626)	-	(2,787,947)	-	(4,546,573)
Balances at December 31, 2007	798,724	3,075,087	1,474,564	5,679,846	2,273,288	8,754,933
Net income	-	585,072	-	1,221,745	-	1,806,817
Reallocation due to Redemptions	(187,616)	(652,999)	187,616	652,999	-	-
Unitholders' distribution	-	(1,053,815)	-	(2,241,680)	-	(3,295,495)
Balances at December 31, 2008	611,108	1,953,345	1,662,180	5,312,910	2,273,288	7,266,255
Net income	-	325,015	-	977,971	-	1,302,986
Reallocation due to Redemptions	(98,144)	(344,487)	98,144	344,487	-	-
Unitholders' distribution	-	-	-	-	-	-
Balances at December 31, 2009	512,964	$1,933,873	1,760,324	$6,635,368	2,273,288	$8,569,241

Total Unitholders Capital at December 31, 2009						$67,463,185
	Unitholders' Capital	Unitholders' Capital	Unitholders' Capital
	Trading Class A	Trading Class B	(LLC Equity/Non-Trading)
Net asset value per unit at December 31, 2008	$119.39	$119.39	$3.20
Net change per unit	(16.55)	(14.48)	0.57
Net asset value per unit at December 31, 2009	$102.84	$104.91	$3.77

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements –
December 31, 2009, 2008, 2007

(1)	General Information and Summary

RJO Global Trust (the “Trust”), a Delaware statutory trust organized on November 12, 1996, was formed to engage in the speculative trading of futures contracts on currencies, interest rates, energy and agricultural products, metals, commodity indices and stock indices, spot and forward contracts on currencies and precious metals, and exchanges for physicals pursuant to the trading instructions of independent trading advisors.  Since December 1, 2006, R.J. O’Brien Fund Management, LLC (“RJOFM” or the “Managing Owner”) has been the Managing Owner of the Trust.  R.J. O’Brien & Associates, LLC (“RJO”), an affiliate of RJOFM, is the clearing broker and the broker for forward contracts for the Trust.  R.J. O’Brien Securities, LLC (“Selling Agent”) is the lead selling agent of the units.

The Trust was originally established and operated as a single-advisor commodity pool.  John W. Henry & Company, Inc. (“JWH”) served as the Trust’s sole trading advisor until October 31, 2008.  As of November 1, 2008, the Trust became a multi-advisor commodity pool where trading decisions for the Trust were delegated to five independent commodity trading advisors:  JWH, AIS Futures Management (“AIS”), Abraham Trading Corp. (“ATC”), Global Advisors LP (“GALP”) and Peninsula LP (“PLP”) (each an “Advisor” and collectively the “Advisors”), pursuant to advisory agreements executed between the Trust and each Advisor (each an “Advisory Agreement” and collectively the “Advisory Agreements”.)  Effective February 1, 2009, NuWave Investment Management, LLC (“NW”) became the Trust’s sixth Advisor.  As of March 31, 2009, PLP was terminated as an Advisor to the Trust.  Effective June 1, 2009, the Trust entered into an Advisory Agreement with Global Advisors (Jersey) Limited (“GAJL”) to replace its Advisory Agreement with GALP, in connection with GALP’s initiative to migrate all of its clients to its Jersey-based (UK) entity.  As of June 30, 2009, AIS was terminated as an Advisor to the Trust and the Trust’s assets were reallocated with equal weighting of 16.666% each to the remaining four Advisors along with Conquest Capital Group (“CCG”) and Haar Capital Management (“HCM”) beginning July 1, 2009.  As of December 31, 2009, the Advisors consisted of JWH, NW, ATC, GAJL, CCG, and HCM.

Units of beneficial ownership of the Trust commenced selling on April 3, 1997.  The Managing Owner filed its latest registration statement on Form S-1 on behalf of the Trust with respect to the registration of 1,000,000 units of beneficial interest on September 19, 2007 (File No. 333-146177).  This registration statement became effective with the Securities and Exchange Commission (the “SEC”) on December 4, 2007 and was amended by Post-Effective Amendment No. 1 on Form S-1, filed with the SEC on April 18, 2008, Post-Effective Amendment No. 2 on Form S-1, filed with the SEC on October 6, 2008, Post-Effective Amendment No. 3 on Form S-1, filed with the SEC on December 12, 2008, and Post-Effective Amendment No. 4 on Form S-1, filed with the SEC on April 3, 2009 with a Supplement to Post-Effective Amendment No. 4 filed with the SEC July 1, 2009.

Prior to December 12, 2008, the Trust only offered one class of units for subscription.  As described in the Trust’s Post-Effective Amendment No. 4 on Form S-1, the Trust now offers two classes of units.  Class A units are subject to a selling commission.  Class B units are not charged a selling commission, and will only be offered to certain qualified investors participating in a program through certain financial advisors.  Both Class A and Class B interests are traded pursuant to identical trading programs and differ only in respect to selling commissions.  See Note (8) for further detail regarding commissions.

The Trust will be terminated on December 31, 2026, unless terminated earlier upon the occurrence of one of the following:  (1) beneficial owners holding more than 50% of the outstanding units notify the Managing Owner to dissolve the Trust as of a specific date; (2) 120 days after the filing of a bankruptcy petition by or against the Managing Owner, unless the bankruptcy court approves the sale and assignment of the interests of the Managing Owner to a purchaser/assignor that assumes the duties of the Managing Owner; (3) 120 days after the notice of the retirement, resignation, or withdrawal of the Managing Owner, unless beneficial owners holding more than 50% of the outstanding units appoint a successor; (4) 90 days after the insolvency of the Managing Owner or any other event that would cause the Managing Owner to cease being managing owner of the Trust, unless beneficial owners holding more than 50% of the outstanding units appoint a successor; (5) dissolution of the Managing Owner; (6) insolvency or bankruptcy of the Trust; (7) a decrease in the net asset value to less than $2,500,000; (8) a decline in the net asset value per unit to $50 or less; (9) dissolution of the Trust; or (10) any event that would make it unlawful for the existence of the Trust to be continued or require dissolution of the Trust.

Prior to December 1, 2006, the managing owner of the Trust was Refco Commodity Management, Inc. (“RCMI”).  An affiliate of RCMI, Refco Capital Markets, Ltd. (“RCM”) had held certain assets of the Trust, acting as the Trust’s broker of forward contracts during 2005.  During that year, RCM experienced financial difficulties resulting in RCM’s inability to liquidate the assets.  RCM filed for bankruptcy protection in October, 2005.  As a result, the Trust held a bankruptcy claim against RCM.

Effective January 1, 2007, JWH Special Circumstance LLC (the “LLC”), a Delaware limited liability company, was established to pursue the claims against RCM.  Any assets or liabilities held by the LLC are designated as “Non-Trading”. Any revenue earned or expenses incurred by the LLC are also designated as “Non-Trading”.  The Trust is the sole member of the LLC and holds that membership for the benefit of the unitholders who were investors in the Trust at the time of the bankruptcy of RCM.  U.S. Bank National Association (“US Bank”) is the manager of the LLC.  US Bank may make distributions to the unitholders, as defined above, upon collection, sale, settlement or other disposition of the bankruptcy claim and after payment of all fees and expenses pro rata to the unitholders, as follows:

(a)	Any unitholder who had redeemed their entire interest in the Trust prior to distribution shall receive cash (“Non Participating Owners”).

(b)	Any unitholder who had continued to own units in the Trust shall receive additional units in the Trust at the then net asset value of the Trust (“Participating Owners”).

The unitholders have no right to request redemptions from the LLC.

The LLC compensates US Bank, as manager, the following:  (1) an annual fee of $25,000, (2) a distribution fee of $25,000 per distribution, (3) out-of-pocket expenses, and (4) an hourly fee for all personnel at the then expected hourly rate ($350 per hour at execution of agreement)

See Note (6) for further detail regarding collection and distribution activity related to the assets held at RCM.

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

Commodity futures contracts, forward contracts, physical commodities, and related options are recorded on the trade date.  All such transactions are recorded on the identified cost basis and marked to market daily.  Unrealized gains on open contracts reflected in the statements of financial condition represent the difference between original contract amount and market value (as determined by exchange settlement prices for futures contracts and related options and cash dealer prices at a predetermined time for forward contracts, physical commodities, and their related options) as of the last business day of the year or as of the last date of the consolidated financial statements.

The Trust earns interest on 100% of the Trust’s average daily balances on deposit with RJO during each month at 80% of the average four-week Treasury Bill rate for that month in respect of deposits denominated in dollars.  For deposits denominated in other currencies, the Trust earns interest at a rate of one-month LIBOR less 100 basis points.  To the extent excess cash is not invested in securities, such cash will be subject to the creditworthiness of the institution where such funds are deposited. See Note (11) for Subsequent events.

(d)	Ongoing Offering Costs

Ongoing offering costs subject to a ceiling of 0.50% of the Trust’s average month-end net assets, are paid by the Trust and expensed as incurred. $248,000 in ongoing offering costs were paid and accrued during 2009.

(e)	Foreign Currency Transactions

Trading accounts in foreign currency denominations are susceptible to both movements in the underlying contract markets as well as fluctuation in currency rates.  Foreign currencies are translated into U.S. dollars for closed positions at an average exchange rate for the year, while year-end balances are translated at the year-end currency rates.  The impact of the translation is reflected in the consolidated statements of operations.

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

The Trust recorded an impairment charge against its assets held at RCM at December 31, 2005, based on management’s estimate of fair value at that time.  Subsequent recoveries from RCM were credited against the then book value of the claim.  On June 28, 2007, the Trust’s cumulative recoveries from RCM exceeded the book value of the impaired assets held at RCM, which resulted in no remaining book value for those assets.  All recoveries in excess of the book value of the impaired assets have been recorded as “Collections in excess of impaired value” on the Trust’s consolidated statements of operations.   Any future administrative and/or legal expenses associated with liquidation of the assets held at RCM have not been reflected as such future expenses are not capable of being estimated. See Note (6) for further details.

(h)	Recent Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (FASB ASC 105-10).  The FASB Accounting Standards Codification (“FASB ASC” or the Codification) became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities and supersedes all non-SEC accounting and reporting standards.  This statement was effective for financial statements ending after September 15, 2009 only. The adoption of this pronouncement resulted in changes to the Trust’s financial disclosure references.  In order to facilitate the transition to the FASB ASC, the Trust has elected to show all references to FASB ASC within this report on Form 10-K along with a parenthetical reference to the previous accounting standard.

In May 2009, the FASB issued Statement of Accounting Standards ("SFAS") No. 165, Subsequent Events, which was included in the Codification under FASB ASC 855, and establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. In February 2010, ASC 855 was amended, removing certain disclosure requirements for public companies that conflicted with certain SEC disclosure requirements. The adoption of this component and its amendment did not have a material impact on the Trust’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (“FSP”)  Interim Disclosures about Fair Value of Financial Instruments, included in the Codification under FASB ASC 825-10-65-1.  Components of this standard require fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial statements. This standard  is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the Trust’s consolidated financial statements.

(3)	Fees

Management fees are accrued and paid monthly.  Incentive fees are accrued monthly and paid quarterly.  Trading decisions for the period of these financial statements were made by the Advisors.

Pursuant to the Trust’s agreements with the Advisors, each Advisor receives a monthly management fee at the rate of up to 0.167% (a 2% annual rate) of the Trust’s month-end net assets calculated after deduction of brokerage fees, but before reduction for any incentive fee or other costs and before inclusion of new unitholder subscriptions and redemptions for the month.  These management fees were not paid on the LLC net assets.

The Trust also pays the Advisors a quarterly incentive fee equal to 20% of the “New Trading Profit”, if any, of the Trust.  The incentive fee is based on the performance of each Advisor’s portion of the assets allocated to them.  New Trading Profit in any quarter is equal to the “Trading Profit” for such quarter that is in excess of the highest level of such cumulative trading profit as of any previous calendar quarter-end.  Trading Profit is calculated by including realized and unrealized profits and losses, excluding interest income, and deducting the management fee and brokerage fee.

(4)	Income Taxes

No provision for federal income taxes has been made in the accompanying financial statements as each beneficial owner is responsible for reporting income (loss) based on the pro rata share of the profits or losses of the Trust.  The LLC is also treated as a partnership. Generally, for both federal and state tax purposes, trusts, such as the RJO Global Trust, are treated as partnerships.  The only significant differences in financial and income tax reporting basis are ongoing offering costs.

(5)	Trading Activities and Related Risks

The Trust engages in the speculative trading of U.S. and foreign futures contracts, and forward contracts (collectively derivatives) through the Advisors.  These derivatives include both financial and non-financial contracts held as part of a diversified trading strategy.  The Trust is exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract.

The purchase and sale of futures requires margin deposits with a futures commission merchant (“FCM”).  Additional deposits may be necessary for any loss on contract value.  The Commodity Exchange Act requires an FCM to segregate or secure all customer transactions and assets from the FCM’s proprietary activities.  A customer’s cash and other property, such as U.S. Treasury Bills, deposited with an FCM are considered commingled with all other customer funds subject to the FCM’s segregation requirements.  In the event of an FCM’s insolvency, recovery may be limited to a pro rata share of segregated funds available.  It is possible that the recovered amount could be less than the total of cash and other property deposited.

From time to time, the Trust has cash on deposit with an affiliate interbank market maker in connection with its trading of forward contracts.  In the normal course of business, the Trust does not require collateral from such interbank market maker.  Due to forward contracts being traded in unregulated markets between principals, the Trust also assumes a credit risk, the risk of loss from counterparty non-performance.

For derivatives, risks arise from changes in the market value of the contracts.  Theoretically, the Trust is exposed to a market risk equal to the value of futures and forward contracts purchased and unlimited liability on such contracts sold short.

Net trading results from derivatives for the years ended December 31, 2009, 2008, and 2007, are reflected in the consolidated statements of operations and equal gain or loss from trading less brokerage commissions.  Such trading results reflect the net gain or loss arising from the Trust’s speculative trading of futures contracts and forward contracts.

The notional amounts of open contracts at December 31, 2009 and 2008, as disclosed in the respective consolidated schedules of investments, do not represent the Trust’s risk of loss due to market and credit risk, but rather represent the Trust’s extent of involvement in derivatives at the date of the consolidated statement of financial condition.

The beneficial owners bear the risk of loss only to the extent of the market value of their respective investments.

(6)	Assets Held at Refco Capital Markets, Ltd.

Effective October 31, 2005, $57,544,206 of equity and 2,273,288 in substitute units, which represented the assets held at RCM plus $1,000,000 in cash, were transferred to a Non-Trading account, as explained in Note 2(d).  On December 31, 2005 the $56,544,206 of assets held at RCM were reduced by $39,580,944 for impairment to $16,963,262, or 30% of the original value of the assets.  The table below summarizes all recoveries from RCM and distributions to redeemed and continuing unitholders.

Recoveries from RCM Distributions paid by US Bank from the LLC, and effect on impaired value of assets held at RCM
	Amounts Received from	Balance of	Collections in Excess of	Cash Distributions to Non-Participating	Additional Units in Trust for Participating Owners
Date	RCM	Impaired Value	Impaired Value	Owners	Units	Dollars
12/29/06	$10,319,318	$6,643,944	$-	$4,180,958	54,914	$5,154,711
04/20/07	2,787,629	3,856,315	-	-	-	-
06/07/07	265,758	3,590,557	-	-	-	-
06/28/07	4,783,640	-	1,193,083	-	-	-
07/03/07	5,654	-	5,654	-	-	-
08/29/07	-	-	-	2,787,947	23,183	1,758,626
09/19/07	2,584,070	-	2,584,070	-	-	-
12/31/07	2,708,467	-	2,708,467	-	-	-
03/28/08	1,046,068	-	1,046,068	-	-	-
04/29/08	-	-	-	2,241,680	10,736	1,053,815
06/26/08	701,148	-	701,148	-	-	-
12/31/08	769,001	-	769,001	-	-	-
06/29/09	2,748,048	-	2,748,048	-	-	-
12/30/09	1,102,612	-	1,102,612	-	-	-

Totals	$29,821,413	$-	$12,858,151	$9,210,585	88,833	$7,967,152

(7)	Fair Value Measurements

In accordance with the Fair Value Measurements topic of the codification, the Trust established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date  The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Trust has the ability to access at the measurement date.  An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.  The value of the Trust’s exchange-traded futures contracts fall into this category.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  This category includes forward currency contracts and options on forward currency contracts that the Trust values using models or other valuation methodologies derived from observable market data.

Level 3 inputs are unobservable inputs for an asset or liability.  Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.  As of 2009 and 2008, the Trust did not have any Level 3 assets or liabilities.

An asset or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The following table presents the Trust’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, respectively:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Unrealized gain on open contracts:
Futures positions	$767,569	$-	$-	$767,569
Forwards currency positions	-	(563)	-	(563)

Total fair value	$767,569	$(563)	$-	$767,006

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Unrealized gain on open contracts:
Futures positions	$1,106,702	$-	$-	$1,106,702
Forwards currency positions	-	-	-	-

Total fair value	$1,106,702	$-	$-	$1,106,702

(8)	Operations

Redemptions

A beneficial owner may cause any or all of his or her units to be redeemed by the Trust effective as of the last business day of any month of the Trust based on the Net Asset Value per unit on such date on five business days’ written notice to the Bank of New York Mellon or the Managing Owner.  Payment will generally be made within ten business days of the effective date of the redemption.  Any redemption made during the first eleven months of investment is subject to a 1.5% redemption penalty, payable to the Managing Owner.  Any redemption made in the twelfth month of investment or later will not be subject to any redemption penalty.  The Trust’s Eighth Amended and Restated Declaration and Agreement of Trust contains a full description of redemption and distribution policies.

Subscriptions

An investor may purchase units in the Trust effective the first business day of any month based on the Net Asset Value per unit on the last business day of the previous month.  A correctly completed and signed subscription form with the corresponding funds must be received by Bank of New York Mellon (“Escrow Agent”) no later than 5 business days before each month end.  If the forms are completed accurately, the investor’s subscription is accepted and the units purchased become invested on the first business day of the following month.  If the subscription form is incomplete, the subscription is rejected and funds are returned to the investor from the Escrow Agent.  Likewise if a subscription form is received without the funds by the 5th business day before the end of the month, the subscription request is rejected.  If funds are received without a subscription form, the funds are returned to the investor.  If a subscription is accepted, 100% of the investment amount is invested as of the effective date.  The Trust’s Eighth Amended and Restated Declaration and Agreement of Trust and Prospectus contain a full description of subscription policies.  An investment in the Trust does not include a beneficial interest nor investment in the LLC.

Commissions

The Managing Owner and/or affiliates act as commodity brokers for the Trust through RJO.  Commodity brokerage commissions are typically paid upon the completion or liquidation of a trade and are referred to as “round-turn commissions,” which cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract.  The Trust did not pay commodity brokerage commissions on a per-trade basis until November 1, 2008.

Effective November 1, 2008, the Trust’s brokerage fee constitutes a “wrap fee” of 4.65% to 5.0% of the Trust’s month-end assets on an annual basis (0.3875% to 0.417% monthly) with respect to Class A units and 2.65% to 3.0% of the Trust’s month-end assets on an annual basis (0.221% to 0.25% monthly) with respect to Class B units, which covers the fees described below.  “Brokerage fee” includes the following across each class of units:

Recipient	Nature of Payment	Class A Units	Class B Units
Managing Owner	Brokerage fee	0.75%	0.75%
Selling Agent	Selling commission	2.00%	0.00%
Managing Owner	Underwriting expenses	0.35%	0.35%
Managing Owner	Clearing, NFA, and	Estimated 1.22% - 1.42%,	Estimated 1.22% - 1.42%,
	exchange fees	capped at 1.57%	capped at 1.57%
Liberty Funds Group	Consulting fees	0.33%	0.33%
Totals		4.65% to 5.00%	2.65% to 3.00%

In accordance with the Financial Industry Regulatory Authority ("FINRA") regulations, underwriting expenses, including selling commissions, are limited to 10% of either the existing net asset values for all units of record as of November 1, 2008, or 10% of original subscription price for any new subscriptions thereafter.  Once the maximum amount of underwriting compensation has been met, the Trust will issue an additional class of units which will be charged no selling commissions nor underwriting expenses.

Commissions were not paid with respect to the LLC net assets.

(9)	Financial Highlights

The following financial highlights show the Trust’s financial performance of the Trading units for the periods ended December 31, 2009, 2008 and 2007.  Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period, and is not annualized.  Total return is calculated based on the aggregate return of the Trust’s Trading units taken as a whole.

As of November 1, 2008 all Trading units were exchanged for Class A units. Financial highlights were not affected by the exchange. Class B units were issued commencing January 1, 2009.

	Class A			Class B
	2009	2008	2007	2009
Per share operating performance:
Net asset value of Trading units, beginning of period	$119.39	$84.69	$93.86	$119.39
Total Trading income (loss):
Trading gain (loss)	(7.58)	47.06	(4.49)	(7.74)
Investment income	0.08	1.20	2.91	0.08
Expenses	(9.05)	(13.56)	(7.59)	(6.82)
Trading income (loss)	(16.55)	34.70	(9.17)	(14.48)
Net asset value of Trading units, end of period	$102.84	$119.39	$84.69	$104.91

Total return:
Total return before incentive fees	(13.86)%	44.96%	-9.77%	(12.13)%
Less incentive fee allocations	(0.08)%	-3.98%	0.00%	(0.08)%
Total return	(13.94)%	40.97%	-9.77%	(12.21)%

Ratios to average net assets:
Trading income (loss)	(15.12)%	35.19%	-14.00%	(13.35)%
Expenses:
Expenses, less incentive fees	(8.16)%	8.75%	9.02%	(6.21)%
Incentive fees	(0.08)%	4.41%	0.00%	(0.08)%
Total expenses	(8.24)%	13.16%	9.02%	(6.29)%

The calculations above do not include activity within the Trust’s Non-Trading Accounts.

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the periods ended December 31, 2009, 2008, and 2007. The amounts are not annualized.

(10)	Derivative Instruments and Hedging Activities.

In March 2008, the FASB issued SFAS  No. 161, Disclosures about Derivative Instruments and Hedging Activities, included in the Codification under FASB ASC 815-10-50.  SFAS No. 161 enhances disclosures for derivative instruments and hedging activities, including: (i) the manner in which a company uses derivative instruments; (ii) the manner in which derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and (iii) the effect of derivative instruments and related hedged items on a company’s financial position.  SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Trust adopted SFAS No. 161 as of January 1, 2009. As SFAS No. 161 relates specifically to disclosures, the adoption of this standard had no impact on the Trust’s consolidated financial condition, results of operations or cash flows.

The Trust does not utilize hedge accounting and marks its derivatives to market through operations.

Derivatives not designated as hedging instruments

As of December 31, 2009
	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$590,975	(61,613)	$529,362
Currency	284,224	(205,085)	79,139
Energy	43,234	(90,529)	(47,295)
Indices	126,513	(9,295)	117,218
Interest Rates	115,112	(180,375)	(65,263)
Metals	808,408	(654,563)	153,845
	$1,968,466	$(1,201,460)	$767,006

As of December 31, 2008
	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$453,592	$(218,820)	$234,772
Energy	31,924	(56,000)	(24,076)
Indices	99,173	(115,106)	(15,933)
Interest Rates	748,271	(61,938)	686,333
Metals	387,665	(162,039)	225,626
	$1,720,625	$(613,903)	$1,106,722

The above reported fair values are included in equity in commodity Trading accounts – Unrealized gain on open contracts on the consolidated statements of financial condition as of December 31, 2008 and, 200, respectively.

Trading gain (loss) for the following periods:

	as of	as of
Type of Futures Contracts	December 31, 2009	December 31, 2008
Agriculture	(1,399,288)	5,475,152
Currency	(765,584)	12,951,694
Energy	(983,149)	9,352,392
Indices	(680,897)	7,216,954
Interest Rates	(2,303,699)	(2,647,420)
Metals	1,362,579	5,045,609
	$(4,770,038)	$37,394,381

See Note (5) for additional information on the Trust’s purpose for entering into derivatives not designed as hedging instruments and its overall risk management strategies.

(11)	Subsequent events

As of March 1, 2010 Bank of New York Mellon, no longer served as administrator and Transfer Agent. ACS, Inc. became administrator and Transfer Agent to the Trust on March 1, 2010.

As of  April 1, 2010, the Trust will earn 100% of the four-week treasury bill on 100% of deposits denominated in U.S. dollars.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Thomas J Anderson
Thomas J Anderson
Chief Financial Officer
R.J. O’Brien Fund Management, LLC.,
The Managing Owner and Commodity Pool Operator of
RJO Global Trust
March 31, 2010