Form 10-K, Exhibit 13
period 2010-12-31
RJO GLOBAL TRUST
filed 2011-03-29
CIK 1027099

 Exhibit 13.01

Message from the Managing Owner

Dear Unitholder:

The RJO Global Trust Class A units posted a loss of (2.14%) for 2010, Class B units posted a loss of (0.15%). The NAV  per unit for Class A at year-end was $100.64 and for Class B at year end was $104.75 (please see Note (1) and Note (9) in the notes to financial statements for more information with respect to the calculation of Net Asset Value) compared to $102.84 per Class A unit at the beginning of the year and $104.91 per unit for Class B. Beneficial Owners purchased $5,337,442  worth of Class A units and $658,669 worth of Class B units in the Trust during 2010.

An overall sell off in stocks and commodities was the most notable event during January.  The U.S. dollar strengthened during January despite some poor economic reports.  The U.S. dollar rally seemed to catch a number of market participants off guard. The stock market started the year strongly, but fell 8% from its intra month high to finish with a loss of 3.6% for the month. Crude oil fell 13% and gold fell 7% from their respective intra month highs. This paralleled the problems experienced by other commodity markets which had been hoping to see signs of improving domestic and international demand. The Trust fought through another difficult month. It has been one of the most difficult periods on record for managed futures strategies. Our managers remain committed to research and to improving their risk adjusted performance.  During the month, half of the managers made money. Those who did had less exposure to long-term trend following. The three profitable managers focused on shorter time frames or fundamental economic conditions of a few specific underlying markets.  After selling off aggressively in early February, the stock market rebounded to finish with a modest gain.  Commodity markets, lead by crude oil and gold, also gained ground during month.  Commodities and stocks continue to move with an uncharacteristically high degree of positive correlation.  For example, the charts for gold, crude oil, and the S&P 500 look very similar.  Each of the three markets finds itself in the middle of a wide trading range bordered by November 2009 highs and early February lows.  The only market that appears to be trending is the U.S. dollar.  It has strengthened 11% or more against the euro, the British pound, and the Swiss franc.  The U.S. dollar however, has not strengthened against the Aussie dollar, Japanese yen, or Canadian dollar.  The situation highlights European weakness as opposed to U.S. strength.  During the month NW and CCG made money.  GAJL and HCM were frustrated by choppy commodity markets.  JWH and ATC were also frustrated by a lack of follow through in downside moves that had begun developing in several sectors.   The stock market rose steadily during March and finished with a gain of almost 6%.  The U.S. dollar strengthened against the euro as European financial problems appear to be worse than our own in terms of budget deficits and burgeoning government debt.  The U.S. dollar lost ground, however, against the Aussie dollar and Canadian dollar which both stand to strengthen from rising demand for their abundant natural resources.  Gold was weaker most of the month but a late rally leveled it for the month and for the year to date.  Crude oil was up almost 8% during March leaving it near the top of a $75 – $85 trading range that has persisted since November of last year.  Weakness in natural gas and the grain markets, due to concerns about oversupply, have created a drag on the commodity indices which remain in negative territory for the year to date. During the month HCM and NW lost a modest amount of money but each of the other four Advisors were profitable. GAJL had the best month.  Their models had long positions in the petroleum based energy markets and short positions in the natural gas and grain markets.  There was consensus among our Advisors related to long-term interest rates with each Advisor registering short positions.  It should be noted that trading volume has begun to increase steadily over the last few months.  This should help our managers with the execution of their trading strategies.

The stock market sold off aggressively on the last day of April but still managed a small gain for the month.  Weakness was tied to an evolving story with Goldman Sachs as the SEC announced a criminal investigation into the firm’s sales tactics.  European markets were weak for much of the month as debt issues in Greece have brought much focus on the economies and financial situations of other EU countries.  Note that the EAFE Index is negative for the year while the S&P 500 is up over 7%.  After creeping higher during much of March, long-term interest rates moved lower during the month.  The U.S. dollar remains a mixed story.  It has not kept pace with the strength in gold, the Australian dollar, or the Canadian dollar but it remains strong against the euro.  Gold and crude oil are both up about 5% for the year and actually made new highs for the year in April, while natural gas and grain markets remain in negative territory and are near their lows for the year.  The markets remained difficult for our managers to navigate.  Four of the managers had small profits but ATC and HCM  lost a modest amount of money and that caused the Trust to turn in a negative month.  NW and CCG are profitable for the year to date.  The other four managers are down just slightly. The split between the euro and other currencies is also a common theme among the managers.  At April 30, the majority are short the euro and long other currencies against the U.S. dollar.  After an April that saw mixed performance in the underlying equity markets, May was ruled by volatility and negative returns.  By some measures, the U.S. markets posted their worst May since 1940 and the markets had some of their largest intraday swings in history.  This volatility, as represented by the VIX, came into May at 22.05 and left the month at 32.07, while spiking to over 48 mid-month.  Crude oil lost 20% of its value during May and long-term interest rates fell to 50 year lows.  The U.S. dollar gained against the euro, rising almost 10% during the month.  Needless to say, the markets are very fluid and active at this point. Three of our managers posted positive results during May.  The strong performance by CCG and NW was enough to lead the Trust to a positive month.  CCG was helped by a short position in the S&P.  NW was helped by quickly reversing its April stance to take short stock and energy positions in early May.  Our advisors held long positions in long-term interest rates which was a positive for much of the month as long-term rates moved lower.  The stock market remained under pressure during June losing just over 5%.  The market is down almost 7% for the year at the midway point of 2010.  The market sell-off was attributed to concerns over a possible double dip recession in the U.S.  The recovery in Europe seems to have stalled and concerns over the European Union members’ debt situations cast a favorable light on U.S debt markets where demand for U.S. treasuries drove yields to record lows for the 2 and 5-year notes.  The yield on the 10-year U.S. Treasury, while not a record low, finished the month at 2.9%, a level not seen since the dark days in the spring of 2009.  The dollar weakened a bit but the US Dollar Index remains up over 10% for the year.  Gold made a new high for the year at $1,270 per ounce, which was an all time high in nominal dollar terms, but settled back to finish the month with a small gain.  Crude oil behaved in a similar pattern by firming early in the month then trailing off at month end in sympathy to the stock market’s weakness.  June was another tough month for the managed futures industry.  June also completed the 4th losing calendar quarter out of the last six quarters for the Barclay Top 50 CTA Index.  The index historically has been profitable in 63% of calendar quarters.   None of the managers in the Trust posted a profit during June.  NW and CCG remain positive on the year while the others are weathering the various markets’ gyrations.

The stock market rebounded during July rising just over 7%.  This left the market flat on the year.  U.S. Interest rates made new record lows with the 2-year note reaching a yield of 0.55%.  The yield on the 10-year note approached 2.80%.  Several other markets reversed recent trends.  Grains for example, which had been trending lower for most of the year,  reversed dramatically and served as a catalyst for a rally in the commodity sector.  The U.S. dollar, which had been stronger against European currencies for most of the year, lost about 6.5% against the euro during the month.  Base metals also reversed course and posted gains during the month.  Congress passed a financial reform act during the month which removed some regulatory uncertainty from the markets.  This combined with improving economic data out of Europe and Asia appeared to trigger a short covering rally in stock markets around the world.  Many of these markets have now rallied back to the top of recent trading ranges.  A review of the individual markets traded by the Advisors in the Trust’s portfolio reveals the problems our Advisors have faced.  July was a month of frustrating reversals.  Grains, metals, stocks, energy markets, and currencies had all moved sufficiently lower to cause the traders to take positions in favor of the downward price trends.  These trends took shape for many reasons and across multiple time frames.  Each of the sectors finished June near their lows, then reversed course early in July to finish near their highs for the month.  Some managers have reversed positions along with the markets while some remain positioned to the contrary.   The stock market had its worst August since 2001 with the S&P 500 losing just over 4.5%. This left the market down almost 5% for the year.  In a repeat of the previous month, U.S. interest rates made new record lows with the 2-year note reaching a yield of less than 0.50%.  The low yield on the 10-year note approached 2.45%.  Commodities were weaker in general as market pundits began to debate openly about a double dip recession and the possibility of deflation.  The Dow Jones UBS Commodity Index, a broad based basket of commodity markets, lost 2.55% during August and is down almost 10% for the year-to-date.  While corn and gold traded higher for the month, crude oil edged lower, along with soybeans, wheat, coffee, cocoa, and base metals markets.  Natural gas was by far the weakest market, establishing new life of contract lows.  Currency markets remain puzzling: The U.S. dollar was stronger overall against the euro but continued to weaken against the Japanese yen.  The Japanese Government intervened in the market to try to stem the rise of the yen but the intervention had little or no effect as the yen closed out August at its highest point of the year.  The trend following strategies employed to different degrees by our managers were successful during the month.  Interest rates trended lower as did the S&P 500 and natural gas.  Profits were also captured during the upward move by gold and the yen.  CCG, our short-term specialist, had the best month by profiting from trades in stocks, currencies and interest rates.  The only losing manager was GAJL whose systematic commodity-only portfolio was under more pressure than our other more diversified managers.

The stock market had its best September in over 50 years rising almost 9%.  With interest rates hovering at all time lows, the dollar weakening, and the stock market showing signs of life, commodities turned in their strongest month in over a year.  The Dow Jones UBS Commodity Index was up over 7% during the month.  Cotton, corn, and sugar turned in a stellar month with gains of over 15%.  The common theme behind their upward moves was increasing Chinese demand.  Crude oil rallied back above $80 per barrel and gold made a new high just above $1,300 per ounce.  Those two markets appeared to benefit the most from a 5% slide in the U.S. dollar that took place during the month.  The U.S. Congress passed a bill denouncing Chinese currency policy in what seems to be a global chorus among countries who trade with China seeking an end to the artificial suppression of the Chinese currency.  The trend following strategies employed to different degrees by the Trust’s managers were successful again during September.  The S&P and base metals sector reversed course and joined an otherwise upward trend across commodities, currencies, and bonds.  Four of the six managers were profitable.  ATC, HCM, and GAJL posted the strongest results thanks to a heavy allocation to commodity trades.  JWH was also profitable.  CCG lost money due to a longer-term short position on the stock market.

The stock market and most commodity markets continued to grind higher during October.  The Fed signaled that it would continue to operate an accommodative monetary policy and outlined its ideas for a second round of quantitative easing.  This kept interest rates steady to lower during the month and allowed the U.S. dollar to continue edging lower.  Low interest rates and reports showing Republicans poised to regain the U.S. House of Representatives seemed to lift stock prices during the month.  While the Fed’s moves have kept a lid on short-term interest rates, longer-term rates edged slightly higher during the latter part of the month as inflation concerns crept into the market equation.  Cotton was the most remarkable market during the month rising another 28% from September’s record high levels.  Poor crops in Pakistan and China coupled with increasing Chinese demand have pushed cotton prices to their highest levels since the Civil War era at $1.28 per pound.  Corn prices also rose 20% during the month when a USDA crop report showed poor yields across the U.S. farm belt reducing U.S. crop forecasts.  Natural gas prices, on the other hand, made new life of contract lows during the month as the market has struggled with excess supplies and softer than expected demand.

The S&P 500 and the Dow Jones UBS Commodity Index finished the month up 0.01% and down 0.35% respectively. From those results, one might conclude that this was a slow and uneventful month. Hardly. Commodities, lead by grains and metals, marched ahead in early November adding on to the sector’s October gains. The commodity index peaked in early November and then lost over 8% from the 9th through the 17th. During that time sugar and cotton lost over 25% of their value (worst sell off in 30 years). The S&P 500 lost 5% and the U.S. dollar strengthened 8.45% against the euro. Several situations served as a back drop for these reversals. First, the Republicans took control of Congress in the midterm elections. While this had been widely anticipated, the markets sold off after the fact. Ireland’s financial position continued to erode, further pressuring the EU. This caused the euro to weaken against the U.S. dollar. North Korea then chimed in with an attack on South Korean territory which caused more flight to the U.S. dollar. Finally, the Fed released minutes showing an intensifying debate between Governors who think inflation is becoming a serious threat and those who feel the economy continues to need an accommodative monetary policy. In all, it was a very busy month.

The S&P 500 and the Dow Jones UBS Commodity Index finished the month at or near their highs for the year.  Stocks continue to operate in a near perfect environment with improving earnings and the lowest interest rates in a generation.  It is interesting to note, however, that stocks are still 20% below their 2007 high marks.  Commodities have benefitted from growing global demand and the perception that most developed countries seem to be operating under an unannounced policy aimed at devaluing their currencies.  Commodities therefore represent not only an economic play but a relative value opportunity.  Fixed income markets continued to struggle during the month.  Long-treasury market instruments finished the year with a gain of almost 10% but lost almost 4% during the month as continued concern over the inflationary impact of international monetary policies came to the forefront.  Looking ahead, looming issues related to the U.S. budget deficit and debt limits, an unstable diplomatic situation on the Korean peninsula, an expanding Chinese economy, and uncertainty related to the sovereign debt of several European Community members will keep markets on edge as the first quarter of 2011 unfolds.

We thank you for your continued support.

Past performance is not indicative of future results.

/s/ Thomas J. Anderson
Thomas J. Anderson
Chief Financial Officer
R.J. O’Brien Fund Management, LLC

RJO GLOBAL TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Beneficial Owners of RJO Global Trust and Subsidiary:

We have audited the accompanying consolidated statements of financial condition, including the condensed consolidated schedules of investments, of RJO Global Trust and Subsidiary (the “Trust”) as of December 31, 2010 and 2009 and the related consolidated statements of operations and changes in unitholders’ capital for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion in the effectiveness of the Trust’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RJO Global Trust and Subsidiary as of December 31, 2010 and 2009 and the results of their operations and changes in unitholders’ capital, for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/S/ CF & Co., L.L.P.

CF & CO., L.L.P.

Dallas, Texas

March 29, 2011

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statements of Financial Condition

	December 31,	December 31,
	2010	2009

Assets
Assets:
Equity in commodity Trading accounts:
Cash on deposit with brokers	$22,388,362	$59,500,719
Unrealized gain on open contracts	1,357,343	767,006
Purchased options on futures contracts (premiums paid - $245,722)	120,263	-
Total due from brokers	23,865,968	60,267,725

Cash and cash equivalents on deposit with affiliate	18,737,332	-
Cash on deposit with bank	16,248	38,436
Fixed income securities (cost $11,544,636), held by affiliate	11,540,784	-
Interest receivable	36,141	1,694
Cash on deposit with bank - Non-Trading	5,133,598	9,214,964
Prepaid expenses - Non-trading	81,602	-

Total Assets	$59,411,673	$69,522,819

Liabilities and Unitholders' Capital
Liabilities:
Accrued commissions	$151,916	$169,886
Accrued management fees	76,511	85,057
Accrued incentive fees	278,042	17,109
Accrued offering expenses	16,588	22,768
Accrued operating expenses	201,344	239,638
Redemptions payable - Trading	1,549,974	878,988
Accrued legal fees - Non-Trading	-	627,762
Accrued management fees to U.S. Bank - Non-Trading	17,492	18,426
Distribution payable - Non-Trading	1,083,908	-
Total liabilities	3,375,775	2,059,634

Unitholders' capital:
Unitholders’ capital (Trading):
Beneficial owners
Class A (490,278 and 551,440 units outstanding at December 31, 2010 and December 31, 2009, respectively)	49,340,822	56,711,089
Class B (13,420 and 9,358 units outstanding at December 31, 2010 and December 31, 2009, respectively)	1,405,692	981,765
Managing owner (11,679 Class A units outstanding at December 31, 2010 and 2009)	1,175,357	1,201,090

Unitholders' capital (LLC equity/Non-Trading):
Participating owners (413,768 and 512,964 units outstanding at December 31, 2010 and December 31, 2009, respectively)	737,509	1,933,873
Nonparticipating owners (1,859,520 and 1,760,324 units outstanding at December 31, 2010 and December 31, 2009, respectively)	3,376,518	6,635,368

Total unitholders' capital	56,035,898	67,463,185

Total Liabilities and Unitholders’ Capital	$59,411,673	$69,522,819

Net asset value per unit:
Trading:
Class A	$100.64	$102.84
Class B	$104.75	$104.91
LLC equity/Non-Trading	$1.81	$3.77

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Condensed Consolidated Schedule of Investments

	December 31, 2010		December 31, 2009
	Percentage of		Percentage of
	Net Assets	Fair value	Net Assets	Fair value
Long Positions
Fixed Income Securities
Certificate of Deposit
Chile
Financials (cost $1,500,037)	2.68%	$1,500,480		$-

Commercial Paper
South Korea
Financials (cost $1,499,660)	2.68%	1,499,820		-
United States
Insurance (cost $1,499,561)	2.68%	1,499,580		-

Total Commercial Paper	5.35%	2,999,400		-

Corporate Bonds
United States
Financials (cost $1,345,903)	2.40%	1,344,503		-

Government Agencies
United States
US Government Agency (cost $3,393,729)	6.05%	3,390,654		-

Short-Term Investment Funds
United States
Short-Term Investment Funds (cost $2,305,746)	4.11%	2,305,747		-

Total Fixed Income Securities (cost $11,544,636)		$11,540,784		$-

Futures Positions
Agriculture	1.64%	$920,055	0.80%	$542,222
Currency	0.45%	251,310	0.03%	18,650
Energy	0.12%	65,691	0.04%	25,657
Indices	0.03%	19,608	0.18%	118,235
Interest rates	0.21%	117,158	-0.25%	(167,286)
Metals	1.41%	789,173	0.65%	437,926

Forward Positions
Currency	-0.86%	(483,988)	0.24%	162,279

Total long positions on open contracts		$1,679,007		$1,137,683

Short Positions
Future Positions
Agriculture	-0.58%	$(323,637)	-0.02%	$(12,859)
Currency	-0.04%	(23,476)	0.09%	61,052
Energy	-0.08%	(45,099)	-0.11%	(72,953)
Indices	0.10%	57,841	0.00%	(1,017)
Interest rates	-0.02%	(13,742)	0.15%	102,023
Metals	-1.16%	(651,198)	-0.42%	(284,081)

Forward Positions
Currency	1.21%	677,647	-0.24%	(162,842)

Total short positions on open contracts		$(321,664)		$(370,677)

Total unrealized gain on open contracts		$1,357,343		$767,006

Long put options on future contracts
Indices (premiums paid - $ 245,722)	0.21%	$120,263		$-

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statements of Operations

	Years Ended December 31,
	2010	2009	2008
Trading gain (loss):
Gain (loss) on trading of commodity contracts:
Realized gain (loss) on closed positions	$3,040,780	$(4,475,589)	$37,750,164
Change in unrealized gain (loss) on open positions	464,878	(340,613)	(362,188)
Foreign currency transaction gain (loss)	(39,241)	46,164	6,405
Total Trading gain (loss)	3,466,417	(4,770,038)	37,394,381

Net investment income (loss):
Interest income	69,977	49,056	926,298
Change in unrealized gain (loss) on fixed income securities	(3,852)	-	-
Total net investment gain (loss)	66,125	49,056	926,298

Expenses:
Commissions - Class A	2,322,754	2,689,716	4,014,709
Commissions - Class B	17,806	14,769	-
Advisory fees	13,087	-	-
Management fees	930,774	1,192,210	1,611,866
Incentive fees	278,042	54,149	3,498,852
Ongoing offering expenses	135,000	248,000	473,000
Operating expenses	936,000	1,312,679	833,205
Total expenses	4,633,463	5,511,523	10,431,632

Trading income (loss)	(1,100,921)	(10,232,505)	27,889,047

Non-Trading income (loss):
Interest on Non-Trading reserve	8,774	6,830	112,785
Collections in excess of impaired value	16,870,555	3,850,660	2,516,217
Legal and administrative fees	(1,005,791)	(2,188,384)	(476,416)
Management fees paid to US Bank	(323,834)	(366,120)	(345,769)
Non-Trading income (loss)	15,549,704	1,302,986	1,806,817

Net income (loss)	$14,448,783	$(8,929,519)	$29,695,864

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statement of Changes in Unitholders’ Capital
For years ended December 31, 2010, 2009, and 2008

Unitholders' Capital (Trading)	Beneficial Owners - Trading Class A		Beneficial Owners - Trading Class B		Managing Owners - Trading Class A
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2007	831,874	$70,450,079	-	$-	20,218	$1,712,262
Trading income (loss)	-	27,221,748	-	-	-	667,299
Unitholders' contributions	10,736	1,053,815	-	-	1,329	120,000
Unitholders' redemptions	(183,863)	(20,080,379)	-	-	(9,868)	(1,105,206)
Balances at December 31, 2008	658,747	78,645,263	-	-	11,679	1,394,355
Trading income (loss)	-	(9,914,709)	-	(124,531)	-	(193,265)
Unitholders’ contributions	15,140	1,627,869	413	45,000	-	-
Transfers from Class A to Class B	(9,952)	(1,172,473)	9,935	1,172,473	-	-
Unitholders’ redemptions	(112,495)	(12,474,861)	(990)	(111,177)	-	-
Balances at December 31, 2009	551,440	56,711,089	9,358	981,765	11,679	1,201,090
Trading income (loss)	-	(1,087,408)	-	12,220	-	(25,733)
Unitholders’ contributions	54,776	5,337,442	6,432	658,669	-	-
Transfers from Class A to Class B	(649)	(65,443)	633	65,443	-	-
Unitholders’ redemptions	(115,289)	(11,554,858)	(3,003)	(312,405)	-	-
Balances at December 31, 2010	490,278	$49,340,822	13,420	$1,405,692	11,679	$1,175,357

Unitholders' Capital (Trading)	Total Unitholders' Capital - Trading
	Units	Dollars

Balances at December 31, 2007	852,092	$72,162,341
Trading income (loss)	-	27,889,047
Unitholders' contributions	12,065	1,173,815
Unitholders' redemptions	(193,731)	(21,185,585)
Balances at December 31, 2008	670,426	80,039,618
Trading income (loss)	-	(10,232,505)
Unitholders' contributions	15,553	1,672,869
Transfers from Class A to Class B	(17)	-
Unitholders' redemptions	(113,485)	(12,586,038)
Balances at December 31, 2009	572,477	58,893,944
Trading income (loss)	-	(1,100,921)
Unitholders’ contributions	61,208	5,996,111
Transfers from Class A to Class B	(16)	-
Unitholders’ redemptions	(118,292)	(11,867,263)
Balances at December 31, 2010	515,377	$51,921,871

Unitholders' Capital (LLC Equity/Non-Trading)	Participating Owners-		Nonparticipating Owners-		Total Unitholders' Capital-
	LLC Equity/Non-Trading		LLC Equity/Non-Trading		LLC Equity/Non-Trading
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2007	798,724	$3,075,087	1,474,564	$5,679,846	2,273,288	$8,754,933
Non-Trading income (loss)	-	585,072	-	1,221,745	-	1,806,817
Reallocation due to Redemptions	(187,616)	(652,999)	187,616	652,999	-	-
Unitholders' distribution	-	(1,053,815)	-	(2,241,680)	-	(3,295,495)
Balances at December 31, 2008	611,108	1,953,345	1,662,180	5,312,910	2,273,288	7,266,255
Non-Trading income (loss)	-	325,015	-	977,971	-	1,302,986
Reallocation due to Redemptions	(98,144)	(344,487)	98,144	344,487	-	-
Unitholders' distribution	-	-	-	-	-	-
Balances at December 31, 2009	512,964	1,933,873	1,760,324	6,635,368	2,273,288	8,569,241
Non-Trading income (loss)	-	3,236,859	-	12,312,845	-	15,549,704
Reallocation due to Redemptions	(105,501)	(504,417)	105,501	504,417	-	-
Unitholders' distribution	-	(3,928,806)	-	(16,076,112)	-	(20,004,918)
Balances at December 31, 2010	407,463	$737,509	1,865,825	$3,376,518	2,273,288	$4,114,027

Total Unitholders Capital at December 31, 2010						$56,035,898

	Unitholders' Capital	Unitholders' Capital	Unitholders' Capital
	Trading Class A	Trading Class B	(LLC Equity/Non-Trading)
Net asset value per unit at December 31, 2009	$102.84	$104.91	$3.77
Net change per unit	(2.20)	(0.16)	(1.96)
Net asset value per unit at December 31, 2010	$100.64	$104.75	$1.81

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements –

December 31, 2010, 2009, 2008

(1)	General Information and Summary

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

The Trust was originally established and operated as a single-advisor commodity pool.  John W. Henry & Company, Inc. (“JWH”) served as the Trust’s sole trading advisor until October 31, 2008.  As of November 1, 2008, the Trust became a multi-advisor commodity pool where trading decisions for the Trust were delegated to five independent commodity trading advisors:  JWH, AIS Futures Management (“AIS”), Abraham Trading Corp. (“ATC”), Global Advisors LP (“GALP”) and Peninsula LP (“PLP”) (each an “Advisor” and collectively the “Advisors”), pursuant to advisory agreements executed between the Trust and each Advisor (each an “Advisory Agreement” and collectively the “Advisory Agreements”).  Effective February 1, 2009, NuWave Investment Management, LLC (“NW”) became the Trust’s sixth Advisor.  As of March 31, 2009, PLP was terminated as an Advisor to the Trust.  Effective June 1, 2009, the Trust entered into an Advisory Agreement with Global Advisors (Jersey) Limited (“GAJL”) to replace its Advisory Agreement with GALP, in connection with GALP’s initiative to migrate all of its clients to its Jersey-based (UK) entity.  As of June 30, 2009, AIS was terminated as an Advisor to the Trust and the Trust’s assets were reallocated with equal weighting of 16.666% each to the remaining four Advisors along with Conquest Capital Group (“CCG”) and Haar Capital Management (“HCM”) beginning July 1, 2009.  As of September 30, 2010, the Advisors to the Trust consisted of JWH, NW, ATC, GAJL, CCG, and HCM.  Beginning October 1, 2010, the Trust entered into Advisory Agreements with two additional Advisors.  On October 1, 2010 Trigon Investment Management (“TIM”) and Dominion Capital Management Institutional Advisers, Inc. (“DCM”) were each allocated approximately 8.33% of the Trust’s assets.  The allocation to each advisor as of December 31, 2010 is as follows:  ATC 18.27%, CCG 14.66%, DCM 6.55%, GAJL 17.86%, HCM 9.18%, JWH 9.41%, NW 15.47% and TIM 8.60%.

Units of beneficial ownership of the Trust commenced selling on April 3, 1997.  The Managing Owner filed its latest registration statement on Form S-1 on behalf of the Trust with respect to the registration of 1,000,000 units of beneficial interest on September 19, 2007 (File No. 333-146177).  This registration statement became effective with the Securities and Exchange Commission (the “SEC”) on December 4, 2007 and was amended by Post-Effective Amendment No. 1 on Form S-1, filed with the SEC on April 18, 2008, Post-Effective Amendment No. 2 on Form S-1, filed with the SEC on October 6, 2008, Post-Effective Amendment No. 3 on Form S-1, filed with the SEC on December 12, 2008, Post-Effective Amendment No. 4 on Form S-1, filed with the SEC on April 3, 2009 with  Supplements to Post-Effective Amendment No. 4 filed with the SEC July 1, 2009 and February 1, 2010: Post-Effective Amendment No. 5 on Form S-1, filed with the SEC on April 7, 2010 with Supplements to Post-Effective Amendment No. 5, filed with the SEC on October 1, 2010 and February 1, 2011.  The Trust filed a registration statement on Form S-1 with the SEC on December 2, 2010 which has not yet been declared effective by the SEC.

Prior to December 12, 2008, the Trust only offered one class of units for subscription.  As described in the Trust’s Post-Effective Amendment No. 5 on Form S-1, the Trust now offers two classes of units.  Class A units are subject to a selling commission.  Class B units are not charged a selling commission, and will only be offered to certain qualified investors participating in a program through certain financial advisors.  Both Class A and Class B units are traded pursuant to identical trading programs and differ only in respect to selling commissions.  See Note (8) for further detail regarding commissions.

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

Reclassifications have been made to the Trust’s December 31, 2009 information to conform to the current presentation.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiary, JWH Special Circumstances, LLC.  All material intercompany transactions have been eliminated upon consolidation.

(c)	Revenue Recognition

Commodity futures contracts, forward contracts, physical commodities, and related options are recorded on the trade date.  All such transactions are recorded on the identified cost basis and marked to market daily.  Unrealized gains on open contracts reflected in the consolidated statements of financial condition represent the difference between original contract amount and market value (as determined by exchange settlement prices for futures contracts and related options and cash dealer prices at a predetermined time for forward contracts, physical commodities, and their related options) as of the last business day of the year or as of the last date of the consolidated financial statements.  As the broker has the right of offset, the Trust presents unrealized gains and losses on open futures contracts (the difference between contract trade price and quoted market price) as a net amount in the consolidated statements of financial condition.  Any change in net unrealized gain or loss on futures and forward contracts from the preceding period is reported in the consolidated statements of operations.  Gains or losses are realized when contracts are liquidated.

The Trust may purchase exchange listed options on commodities or financial instruments.  An option is a contract allowing, but not requiring, its holder to buy (call) or sell (put) a specific or standard commodity or financial instrument at a specified price during a specified time period.  The option premium is the total price paid or received for the option contract.  When the Trust purchases an option, the premium paid is recorded as an asset in the consolidated statements of financial condition and marked to market daily.  Realized gains (losses) and changes in unrealized gains (losses) on options contracts are included in the consolidated statements of operations.  When a purchased option is exercised, the proceeds on the sale of an underlying instrument (for a purchased put option), or the purchase cost of an underlying instrument (for a purchased call option) is adjusted by the amount of the premium paid.

At December 31, 2010, the Trust earns interest on 100% of the Trust’s average daily balances on deposit with RJO during each month at 100% of the average four-week Treasury Bill rate for that month in respect of deposits denominated in U.S. dollars.  For deposits denominated in other currencies, the Trust earns interest at a rate of one-month LIBOR less 100 basis points.  Any amounts received by RJO in excess of amounts paid to the Trust are retained by RJO.  To the extent excess cash is not invested in securities, such cash will be subject to the creditworthiness of the institution where such funds are deposited.  The Trust also earns interest on cash and cash equivalents held at Wells Fargo Bank N.A. and managed by RJOIM, an affiliate of the Managing Owner.

Fixed income securities are recorded at fair value, with changes in fair value recorded in the statement of operations as unrealized gain (loss) on fixed income securities.  Realized gains (losses) from liquidation of fixed income securities are determined in the specific identification basis.  Premiums and discounts on securities purchased are amortized over the lives of the respective instruments.  Interest income is recognized on the accrual basis.

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

Pursuant to the Trust’s agreements with the Advisors, each Advisor receives a monthly management fee at the rate of up to 0.167% (a 2% annual rate) of the Trust’s month-end net assets calculated after deduction of brokerage fees, but before reduction for any incentive fee or other costs and before inclusion of new unitholder subscriptions and redemptions for the month.  These management fees are not paid on the LLC net assets.

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

No provision for federal income taxes has been made in the accompanying consolidated financial statements as each beneficial owner is responsible for reporting income (loss) based on the pro rata share of the profits or losses of the Trust.  The LLC is also treated as a partnership. Generally, for both federal and state tax purposes, trusts, such as the RJO Global Trust, are treated as partnerships.  The only significant differences in financial and income tax reporting basis are ongoing offering costs.

The Trust files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions.  The Trust’s federal income tax returns for all tax years ended on or after December 31, 2007, remain subject to examination by the Internal Revenue Service.  The Trust’s state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

(5)	Trading Activities and Related Risks

The Trust engages in the speculative trading of U.S. and foreign futures contracts, options, and forward contracts (collectively derivatives) through the Advisors.  These derivatives include both financial and non-financial contracts held as part of a diversified trading strategy.  The Trust is exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract.

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

The Trust is a buyer of exchange-traded options.  As such, the Trust pays a premium at the outset and then bears the risk of unfavorable changes in the price of the contract underlying the option.  Purchased options expose the Trust to a risk of loss limited to the premiums paid.

Net trading results from derivatives for the years ended December 31, 2010, 2009, and 2008, are reflected in the consolidated statements of operations and equal gain or loss from trading less brokerage commissions.  Such trading results reflect the net gain or loss arising from the Trust’s speculative trading of futures contracts, options and forward contracts.

The Trust’s primary exposure to fixed income securities are defined by the CFTC guidelines of acceptable securities for investment of segregated assets.  The scope of the acceptable securities by the CTFC are defined further by the RJOIM agreement with The Trust to include but not limited to, U.S. Treasury and government agencies’ securities, purchase agreements – collateralized by U.S. Treasury and government agencies, corporate debt securities, and bank debt securities.  Note that total investment in corporate debt securities, bank deposit securities, and certificate of deposits combined cannot exceed 40% of the Trust’s total assets.

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

Recoveries from RCM, Distributions paid by US Bank from the LLC, and effect on impaired value of assets held at RCM
	Amounts Received from		Balance of	Collections in Excess of		Cash Distributions to Non-Participating	Additional Units in Trust for Participating Owners
Date	RCM		Impaired Value	Impaired Value		Owners	Units	Dollars
12/29/06	$10,319,318		$6,643,944	$-		$4,180,958	54,914	$5,154,711
04/20/07	2,787,629		3,856,315	-		-	-	-
06/07/07	265,758		3,590,557	-		-	-	-
06/28/07	4,783,640		-	1,193,083		-	-	-
07/03/07	5,654		-	5,654		-	-	-
08/29/07	-		-	-		2,787,947	23,183	1,758,626
09/19/07	2,584,070		-	2,584,070		-	-	-
12/31/07	2,708,467		-	2,708,467		-	-	-
03/28/08	1,046,068		-	1,046,068		-	-	-
04/29/08	-		-	-		2,241,680	10,736	1,053,815
06/26/08	701,148		-	701,148		-	-	-
12/31/08	769,001		-	769,001		-	-	-
06/29/09	2,748,048		-	2,748,048		-	-	-
12/30/09	1,102,612		-	1,102,612		-	-	-
05/19/10	1,695,150		-	1,695,150		-	-	-
06/04/10	14,329,450	*	-	14,329,450	*	-	-	-
08/01/10	-		-	-		16,076,112	40,839	3,928,806
10/15/10	282,790	*	-	282,790	*	-	-	-
12/30/10	563,163	*	-	563,163	*	-	-	-

Totals	$46,691,966		$-	$29,728,704		$25,286,697	129,672	$11,895,958

*The collections on June 4, October 15, and December 30, 2010 werefrom a settlement agreement reached with Cargill, Inc. and Cargill Investors Services, Inc. (together, "Cargill").  The gross collections of $15,300,000 on June 4, 2010, $661,567 on October 15, 2010 and $1,317,479 on December 30, 2010 were reduced by $970,550, $378,777, and $754,316 respectively, which represented Cargill's percentage of distributions, as defined in the Settlement Agreement.
Note: The $754,316 has been recorded in "Distribution payable - Non-Trading" on the consolidated statements of financial condition and will be paid out in the first quarter of 2011.

(7)	Fair Value Measurements

In accordance with the Fair Value Measurements Topic of the Financial Accounting Standards Board Accounting Standards Codification, the Trust established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.  The three levels are defined as follows:

          Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Trust has the ability to access at the measurement date.  An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.  The value of the Trust’s exchange-traded futures contracts and options fall into this category.

         Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  This category includes forward currency contracts, options on forward currency contracts and fixed income securities that the Trust values using models or other valuation methodologies derived from observable market data.

         Level 3 inputs are unobservable inputs for an asset or liability.  Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.  As of December 31, 2010 and December 31, 2009, the Trust did not have any Level 3 assets or liabilities.

An asset or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The following table presents the Trust’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009, respectively:

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Unrealized gain on open contracts:
Futures positions	$1,163,684	$-	$-	$1,163,684
Forward currency positions	-	193,659	-	193,659
Purchased options on futures contracts	120,263	-	-	120,263
Fixed income securities	-	11,540,784	-	11,540,784

Total fair value	$1,283,947	$11,734,443	$-	$13,018,390

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Unrealized gain (loss) on open contracts:
Futures positions	$767,569	$-	$-	$767,569
Forward currency positions	-	(563)	-	(563)

Total fair value	$767,569	$(563)	$-	$767,006

There were no significant transfers in or out of Level 1 and Level 2 fair value measurements.

(8)	Operations

Redemptions

A beneficial owner may cause any or all of his or her units to be redeemed by the Trust effective as of the last business day of any month of the Trust based on the Net Asset Value per unit on such date on 5 business days’ written notice to ACS Securities Services, Inc., the Trust’s administrator, or the Managing Owner.  Payment will generally be made within 10 business days of the effective date of the redemption.  Any redemption made during the first 11 months of investment is subject to a 1.5% redemption penalty, payable to the Managing Owner.  Any redemption made in the twelfth month of investment or later will not be subject to any redemption penalty.  The Trust’s Ninth Amended and Restated Declaration and Agreement of Trust, as amended, contains a full description of redemption and distribution policies.

Subscriptions

An investor may purchase units in the Trust effective the first business day of any month based on the Net Asset Value per unit on the last business day of the previous month.  A correctly completed and signed subscription form with the corresponding funds must be received by ACS Securities Services, Inc., the Trust’s administrator, no later than five business days before each month end.  If the forms are completed accurately, the investor’s subscription is accepted and the units purchased become invested on the first business day of the following month.  If the subscription form is incomplete, the subscription is rejected and funds are returned to the investor from the administrator.  Likewise if a subscription form is received without the funds by the fifth business day before the end of the month, the subscription request is rejected.  If funds are received without a subscription form, the funds are returned to the investor.  If a subscription is accepted, 100% of the investment amount is invested as of the effective date.  The Trust’s Ninth Amended and Restated Declaration and Agreement of Trust, as amended, and its prospectus contain a full description of subscription policies.  An investment in the Trust does not include a beneficial interest or investment in the LLC.

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

Recipient	Nature of Payment	Class A Units	Class B Units
Managing Owner	Managing Owner fee	0.75%	0.75%
Selling Agent	Selling commission	2.00%	0.00%
Managing Owner	Underwriting expenses	0.35% 0.35%
Managing Owner	Clearing, NFA, and exchange fees	Estimated 1.22% - 1.42%, capped at 1.57%	Estimated 1.22% - 1.42%, capped at 1.57%
Liberty Funds Group	Consulting fees	0.33%	0.33%
Totals		4.65% to 5.00%	2.65% to 3.00%

In accordance with the Financial Industry Regulatory Authority (“FINRA”) regulations, underwriting expenses, including selling commissions, are limited to 10% of either the existing net asset values for all units of record as of November 1, 2008, or 10% of original subscription price for any new subscriptions thereafter.  Once the maximum amount of underwriting compensation has been met, the Trust will issue an additional class of units which will be charged no selling commissions or underwriting expenses.

Commissions were not paid with respect to the LLC net assets.

(9)	Financial Highlights

The following financial highlights show the Trust’s financial performance of the Trading units for the periods ended December 31, 2010, 2009 and 2008.  Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period, and is not annualized.  Total return is calculated based on the aggregate return of the Trust’s Trading units taken as a whole.

As of November 1, 2008 all Trading units were exchanged for Class A units. Financial highlights were not affected by the exchange. Class B units were issued commencing January 1, 2009.

	Class A			Class B
	2010	2009	2008	2010	2009
Per share operating performance:
Net asset value of Trading units, beginning of period	$102.84	$119.39	$84.69	$104.91	$119.39
Total Trading income (loss):
Trading gain (loss)	6.32	(7.58)	47.06	6.81	(7.74)
Investment income	0.16	0.08	1.20	0.17	0.08
Expenses	(8.68)	(9.05)	(13.56)	(7.14)	(6.82)
Trading income (loss)	(2.20)	(16.55)	34.70	(0.16)	(14.48)
Net asset value of Trading units, end of period	$100.64	$102.84	$119.39	$104.75	$104.91

Total return:
Total return before incentive fees	(1.63)%	(13.78)%	44.96%	0.49%	(12.05)%
Less incentive fee allocations	(0.51)%	(0.08)%	(3.98)%	(0.64)%	(0.08)%
Total return	(2.14)%	(13.86)%	40.97%	(0.15)%	(12.13)%

Ratios to average net assets:
Trading income (loss)	(2.10)%	(15.12)%	35.19%	1.01%	(13.35)%
Expenses:
Expenses, less incentive fees	(8.10)%	(8.08)%	8.75%	(6.19)%	(6.13)%
Incentive fees	(0.51)%	(0.08)%	4.41%	(0.64)%	(0.08)%
Total expenses	(8.61)%	(8.16)%	13.16%	(6.83)%	(6.21)%

The calculations above do not include activity within the Trust’s Non-Trading Accounts.

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the periods ended December 31, 2010, 2009, and 2008. The amounts are not annualized.

(10)	Cash Management Agreement with Affiliate.

On October 6, 2010, the Managing Owner retained RJOIM, an SEC registered investment advisor and an affiliate of the managing owner, as cash manager.  The assets managed by RJOIM are held in segregated accounts in custody by Wells Fargo Bank, N.A.  RJOIM is paid an annual fee, currently 0.20% calculated and accrued daily at a rate equal to 1/360 of the principal balance.  As of December 31, 2010 the Trust’s deposits held by RJOIM consisted of cash of $18,737,332 and fixed income securities of $11,540,784.  In 2010, total fees paid to RJOIM aggregated $12,920.

(11)	Derivative Instruments and Hedging Activities.

The Trust does not utilize hedge accounting and marks its derivatives to market through operations.

Derivatives not designated as hedging instruments:

As of December 31, 2010

	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$920,055	$(323,637)	$596,418
Currency	928,957	(507,464)	421,493
Energy	65,691	(45,099)	20,592
Indices	197,712	-	197,712
Interest Rates	117,158	(13,742)	103,416
Metals	789,173	(651,198)	137,975
	$3,018,746	$(1,541,140)	$1,477,606

As of December 31, 2009

	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$590,975	$(61,613)	$529,362
Currency	284,224	(205,085)	79,139
Energy	43,234	(90,529)	(47,295)
Indices	126,513	(9,295)	117,218
Interest Rates	115,112	(180,375)	(65,263)
Metals	808,408	(654,563)	153,845
	$1,968,466	$(1,201,460)	$767,006

The above reported fair values are included in equity in commodity Trading accounts – Unrealized gain on open contracts and in purchased options on futures contracts on the consolidated statements of financial condition as of December 31, 2010 and, 2009, respectively.

Trading gain (loss) for the following periods:

	Years Ended December 31,
Type of Futures Contracts	2010	2009	2008
Agriculture	$1,678,921	$(1,399,288)	$5,475,152
Currency	1,582,144	(765,584)	12,951,694
Energy	(1,308,951)	(983,149)	9,352,392
Indices	(773,614)	(680,897)	7,216,954
Interest Rates	2,380,917	(2,303,699)	(2,647,420)
Metals	(93,000)	1,362,579	5,045,609
	$3,466,417	$(4,770,038)	$37,394,381

See Note (5) for additional information on the Trust’s purpose for entering into derivatives not designed as hedging instruments and its overall risk management strategies.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Thomas J. Anderson
Thomas J. Anderson
Principal Financial Officer
R.J. O’Brien Fund Management, LLC.
The Managing Owner and Commodity Pool Operator of
RJO Global Trust
March 29, 2011