Form 10-K, Exhibit 13
period 2011-12-31
RJO GLOBAL TRUST
filed 2012-03-27
CIK 1027099

Exhibit 13.01

Message from the Managing Owner

Dear Unitholder:

The RJO Global Trust Class A units posted a loss of (9.26%) for 2011, Class B units posted a loss of (7.42%). The NAV per unit for Class A at year-end was $91.32 and for Class B at year end was $96.98 (please see Note (1) and Note (9) in the notes to financial statements for more information with respect to the calculation of Net Asset Value) compared to $100.64 per Class A unit at the beginning of the year and $104.75 per unit for Class B. Beneficial Owners purchased $943,530 worth of Class A units and $219,959 worth of Class B units in the Trust during 2011.

The stock market started the year with a solid gain. U.S. treasuries and the U.S. dollar were slightly weaker. Precious metals were decidedly weaker during the month but other commodities, lead higher by grains, allowed the Dow Jones-UBS Commodity Index to post a gain of 1%. The stock market benefitted from low interest rates and strong corporate earnings. The U.S. bond market has not responded to signs of inflation that have begun to surface in the emerging economies of China, India, and Brazil. In particular the economies of several Northern African countries have shown stress over food prices. The political stress in Egypt and Tunisia added significant support to grain and energy prices. Near month end, market participants saw evidence of those governments beginning to hoard food to make sure supplies are adequate at any cost. Concern over access to the Suez Canal and the flow of oil exports from the region were reasons given for strength in oil prices. Stocks kept climbing higher quietly during the month of February. The rally was disrupted in the latter part of February as violence erupted in Libya. Stress in the Middle East sparked a renewed rally in the petroleum markets. In an odd turn of events, market participants identified climbing fuel prices, which on their own might be considered inflationary and negative for fixed income markets, as a reason that global economies might slow and therefore lessen inflationary pressures. With this as a backdrop, U.S. treasuries posted a modest gain. Commodity indices led higher by energy and metals markets posted all-time highs. Domestically, the House and Senate have undertaken a project to revise and pass a budget that will reign in the country’s ballooning budget deficit. Negotiations do not appear to be going well. This all adds up to a volatile market outlook. In March, an earthquake in Japan and the tsunami that followed unleashed a series of events that will change that country forever. Stocks and commodities plunged following the disaster but recovered during the latter part of the month to finish unchanged. A coalition of foreign forces decided to intervene in Libya to support the rebel groups battling against Gaddafi. Unemployment in the U.S. was reported to be improving with the best number since 2008. The USDA reports the lowest corn inventories in years.

In April stocks scored another gain in what has been a near perfect environment for the market over the last 12 months. The S&P 500 has doubled since March 2009 and remains just 13% below an all time high. Interest rates have remained at near historic lows and economic activity has been quietly improving. Still, there is a certain uneasiness surrounding the current situation, as many prudent market watchers are concerned that the Federal Reserve Bank’s accommodative monetary policy is the only support underlying the market. If the Fed were unable to maintain accommodative monetary policy, the market would have to deal quickly with inflationary evidence and questions of currency stability. Commodities remain in a steady uptrend and, although experiencing some brief pullbacks, have been led higher by food, metal, and energy markets. Stocks lost just over 1% during May while commodities lost just over 5%. The markets seemed concerned that domestic global economic growth was slowing. Concerns over the European Union’s situation with Greece and its debt situation have brought credit market tensions to the forefront. As a result, U.S. treasuries showed strength again this month with the benchmark 10-year note closing out the month with its yield hovering near 3%. Given the markets concern over budget deficits and commodity led inflation, it is remarkable that the yield on the 10-year note is trading so low. The markets appear to be very nervous about the potential of a U.S. budget impasse and a double dip recession. Stocks staged a strong rally during the last few days of June but still finished the month down almost 2%. Commodities lost 5% during the month as crude oil and grains sold off dramatically from recent highs. On the energy front, the International Energy Agency orchestrated the release of 60 million barrels of oil to help loosen the oil market and to keep prices below $100 per barrel. The USDA reported that farmers have planted a record amount of corn. In fact, planted acreage is 9% higher than ever before. Greece avoided a financial default by approving an austerity package despite a series of violent domestic protests. Allowing Greece to solve its debt problem by creating more debt from within the European Community in a global environment that includes the U.S. fighting its own rising debt problems, finally got the attention of treasury markets around the world. The unfolding events caused rates to creep up slightly during the month. July should be interesting as politicians position themselves in the effort to increase the U.S. debt ceiling or face our own credit default.

Stocks continued their losing streak in July finishing with a lackluster 2% loss. The market continues to struggle with anemic economic data and a stressful political climate related to debt management both here in the U.S. and in Europe. While the European community avoided an immediate crisis in Greece, problems remain critical in Italy and in Spain. For the first time our country’s history, our government flirted with default as our leaders could not agree on a plan to increase our debt limit or a long term plan to balance the U.S. budget. With this environment as a backdrop and investors looking for safe havens to protect value, gold and the Swiss franc each made new highs. Interest rates remain at or near record lows. Many commodities began climbing back to higher price levels seen earlier this spring. As a result, the Dow Jones UBS-Commodity Index returned to positive territory at month end for the year to date. At one point during August, stocks were down almost 12%. The S&P rallied five straight days to finish the month with a loss of 5.43%. The final monthly result masks the fear that was present in early August. As stocks were in free fall, gold rocketed to an all time high nominal price of over $1,900 per ounce. The Swiss franc rose to an all time high against the U.S. dollar and against the Euro as global investors worried over the viability of the European Union and the ability of the U.S. economy to avoid another recession. Ten-year note yields dipped below 2% for a few days for the first time since 1960 seeming to signal desperation on the part of investors seeking to avoid stock exposure and market risk. With no evidence of a solution to numerous global economic and political problems, it was somewhat surprising to see that stocks and commodities finished the month on a positive note. The market seems to have embraced the Federal Reserve Bank’s plan to leave interest rates at or near zero until 2013. It seems that something would have to give between weakening global economies and increasing global debt problems. Global stock markets continued their slide during September and posted their worst quarterly performance since the fall of 2008. Concerns over slumping global demand for commodities caused a 15% drop in the Dow Jones-UBS Commodity Index, its second worst month ever and the worst month since October 2008. After making new highs earlier this summer gold and corn are each almost 25% below their peaks. Crude oil, coffee, and copper have fallen between 15 and 20%. It would appear that the markets are pricing in a Greek default and the impact such a default might have on the European Union. While the direct economic impact of such a problem is uncertain, the thought of it has created a lack of confidence that has been pervasive across many markets and has been reflected in many recent consumer and business reports. Consumers appear reluctant to spend and businesses are hesitant to hire new employees and invest in new projects. Not a good combination for economic growth.

After posting the worst quarterly performance since the fall of 2008, the stock market responded in October with a gain of 13%, its best single month since 1987. It is interesting to note the market’s increased volatility. For a record 68 consecutive days the S&P had an intraday trading range of over 1%. The string was interrupted on Friday, October 28 as the market seemed to pause to consider the announced European debt restructuring plan. A new string began on October 31 with the market losing 2.5%. Commodities, which had been tracking stocks closely for the last two years, decoupled and continued their losing streak. The Dow Jones-UBS Commodity Index rebounded gaining over 6% during the month. The index has lost 7.9% for the year to date. Interest rates experienced a reversal with the 10 year note yield rising 50 basis points from its early October low. This reversal was attributed to problems in Europe, inflationary concerns, and poor demand for treasuries at recent U.S. government debt auctions. At the close on the day before Thanksgiving, the S&P 500 had lost 8.5% during November. The market staged an amazing turn around to finish slightly positive for the month. This helped crude oil and gold but other commodities slumped and caused the Dow Jones-UBS Commodity Index to post another negative month. Corn and natural gas for example both lost over 6% during the month. The market continues to be sensitive to and influenced by developments surrounding the European debt crisis. Every morning, it seems, the market reacts positively or negatively to overnight headlines coming out of Europe. United government central bank intervention to create additional liquidity for European financial institutions, in fact, caused the market to surge almost 4% on the last day of November. Market rallies based on government intervention do not usually signify a stable foundation for economic growth. In addition to the rally in stocks, the concerted central bank intervention caused foreign currencies to surge against the dollar and interest rates on longer duration treasuries to increase. There seems to be plenty of turmoil in the market to create trading opportunities. For a year that contained historically high periods of volatility, blistering sell offs, short covering rallies, and ranges from low to high of over 27%; it was interesting to see the stock market close the year with a very slight 2% gain. Commodities as an asset class lost over 13% and were lead lower by grains, softs, base metals, and some energy markets. Fixed income markets confounded experts, who expected a rising interest rate environment earlier in the year, by finishing with the best performance of the year. The U.S. Government’s 10 year note, for example, finished with a total return of more than 15%. As we begin 2012, the European debt situation remains unsolved, there is plenty of tension in the Middle East and on the Korean peninsula, China’s economic development continues to dominate global trade issues, and an already deadlocked partisan U.S. political system is entering a Presidential election year. Basically, it’s business as usual. The market turmoil can represent opportunities for our traders as we look forward to the year ahead.

2

We thank you for your continued support.

Past performance is not indicative of future results.

/s/ Jason T. Manumaleuna
Jason T. Manumaleuna
Chief Financial Officer
R.J. O’Brien Fund Management, LLC

RJO GLOBAL TRUST

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Beneficial Owners of RJO Global Trust and Subsidiary:

We have audited the accompanying consolidated statements of financial condition, including the condensed consolidated schedules of investments, of RJO Global Trust and Subsidiary (the “Trust”) as of December 31, 2011 and 2010 and the related consolidated statements of operations and changes in unitholders’ capital for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RJO Global Trust and Subsidiary as of December 31, 2011 and 2010 and the results of their operations and changes in unitholders’ capital, for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/S/ CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas

March 27, 2012

RJO GLOBAL TRUST AND SUBSIDIARY

Consolidated Statements of Financial Condition

	December 31,	December 31,
	2011	2010

Assets
Assets:
Equity in commodity Trading accounts:
Cash on deposit with broker	$2,670,744	$22,388,362
Unrealized gain on open contracts	363,947	1,357,343
Purchased options on futures contracts (premiums paid - $33,376 and $245,722, respectively)	22,525	120,263
Total due from broker	3,057,216	23,865,968

Cash and cash equivalents on deposit with affiliate	9,596,823	18,737,332
Cash on deposit with bank	648	16,248
Fixed income securities (cost $21,993,704 and $11,544,636, respectively), held by affiliate	21,870,890	11,540,784
Interest receivable	123,363	36,141
Cash on deposit with bank - Non-Trading	1,647,219	5,133,598
Prepaid expenses - Non-Trading	95,825	81,602

Total Assets	$36,391,984	$59,411,673

Liabilites and Unitholders' Capital

Liabilities:
Equity in commodity Trading accounts:
Options written on futures contracts (premiums received - $14,375)	$1,006	$-
Accrued commissions	111,034	151,916
Accrued management fees	48,884	76,511
Accrued incentive fees	-	278,042
Accrued offering expenses	-	16,588
Accrued operating expenses	217,118	201,344
Redemptions payable-Trading	493,332	1,549,974
Accrued legal fees- Non-Trading	500	-
Accrued management fees to U.S. Bank-Non-Trading	31,715	17,492
Distribution payable - Non-Trading	536,188	1,083,908
Total liabilities	1,439,777	3,375,775

Unitholders' capital:
Unitholders' capital (Trading):
Beneficial owners
Class A (355,858 and 490,278 units outstanding at December 31, 2011 and December 31, 2010, respectively)	32,497,392	49,340,822
Class B (12,697 and 13,420 units outstanding at December 31, 2011 and December 31, 2010, respectively)	1,231,294	1,405,692
Managing owner (535 and 11,679 Class A units outstanding at December 31, 2011 and December 31, 2010, respectively)	48,857	1,175,357

Unitholders' capital (LLC equity/Non-Trading):
Participating owners (306,807 and 407,463 units outstanding at December 31, 2011 and December 31, 2010, respectively)	158,535	737,509
Nonparticipating owners (1,966,481 and 1,865,825 units outstanding at December 31, 2011 and December 31, 2010, respectively)	1,016,129	3,376,518

Total unitholders' capital	34,952,207	56,035,898

Total Liabilities and Unitholders' Capital	$36,391,984	$59,411,673

Net asset value per unit:
Trading:
Class A	$91.32	$100.64
Class B	$96.98	$104.75
LLC equity/Non-Trading	$0.52	$1.81

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY

Condensed Consolidated Schedule of Investments

	December 31, 2011		December 31, 2010
	Percentage of		Percentage of
	Net Assets	Fair value	Net Assets	Fair value
Long Positions
Fixed Income Securities
Certificate of Deposit
Chile
Financials (cost $1,500,037)	-	$-	2.68%	$1,500,480

Commercial Paper
South Korea
Financials (cost $1,499,660)	-	-	2.68%	1,499,820
United States
Insurance (cost $1,499,561)	-	-	2.68%	1,499,580
United States
Energy (cost $1,242,569)	3.56%	1,242,938	-	-
Financial (cost $1,896,629)	5.44%	1,899,873	-	-
Total Commercial Paper	9.00%	3,142,811	5.35%	2,999,400

Corporate Bonds
United States
Financials (cost $6,682,059 and $1,345,903, respectively)	19.22%	6,717,547	2.40%	1,344,503
Great Britain
Energy (cost $1,527,135)	4.31%	1,506,885	-	-
Total Corporate Bonds	23.53%	8,224,432	2.40%	1,344,503

Government Agencies
United States
US Government Agency (cost $10,499,879 and $3,393,729, respectively)	30.04%	10,498,215	6.05%	3,390,654

Short-Term Investment Funds
United States
Short-Term Investment Funds (cost $5,432 and $2,305,746, respectively)	0.02%	5,432	4.11%	2,305,747

Total Fixed Income Securities (cost $21,993,704 and $11,544,636, respectively)		$21,870,890		$11,540,784

Long Positions
Futures Positions
Agriculture	0.01%	$3,573	1.64%	$920,055
Currency	0.03%	9,244	0.45%	251,310
Energy	-0.34%	(119,410)	0.12%	65,691
Indices	0.05%	17,851	0.03%	19,608
Interest rates	0.40%	139,768	0.21%	117,158
Metals	-0.23%	(80,138)	1.41%	789,173

Forward Positions
Currency	-0.99%	(344,428)	-0.86%	(483,988)

Total long positions on open contracts		$(373,540)		$1,679,007

Short Positions
Futures Positions
Agriculture	0.02%	$6,835	-0.58%	$(323,637)
Currency	-0.02%	(5,365)	-0.04%	(23,476)
Energy	0.64%	225,038	-0.08%	(45,099)
Indices	-0.13%	(47,027)	0.10%	57,841
Interest rates	-0.03%	(10,045)	-0.02%	(13,742)
Metals	0.21%	72,320	-1.16%	(651,198)

Forward Positions
Currency	1.42%	495,731	1.21%	677,647

Total short positions on open contracts		$737,487		$(321,664)

Total unrealized gain on open contracts		$363,947		$1,357,343

Long put options on future contracts
Indices (premiums paid - $245,722)	-	$-	0.21%	$120,263
Currency (premiums paid - $33,376)	0.06%	22,525	-	-
Total long put options on futures contracts		$22,525		$120,263

Short put options on future contracts
Currency (premiums received - $14,375)	0.00%	$(1,006)	-	$-

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY

Consolidated Statements of Operations

	Years Ended December 31,
	2011	2010	2009

Trading gain (loss):
Gain (loss) on trading of commodity contracts:
Realized gain (loss) on closed positions	$353,195	$3,040,780	$(4,475,589)
Change in unrealized gain (loss) on open positions	(865,419)	464,878	(340,613)
Foreign currency transaction gain (loss)	167,482	(39,241)	46,164
Total Trading gain (loss)	(344,742)	3,466,417	(4,770,038)

Net investment income (loss):
Interest income	292,141	69,977	49,056
Realized gain (loss) on fixed income securities	(98,217)	-	-
Change in unrealized gain (loss) on fixed income securities	(106,156)	(3,852)	-
Total net investment gain (loss)	87,768	66,125	49,056

Expenses:
Commissions - Class A	2,004,324	2,322,754	2,689,716
Commissions - Class B	39,950	17,806	14,769
Advisory fees	62,625	13,087	-
Management fees	705,342	930,774	1,192,210
Incentive fees	155,519	278,042	54,149
Ongoing offering expenses	114,267	135,000	248,000
Operating expenses	848,733	936,000	1,312,679
Total expenses	3,930,760	4,633,463	5,511,523

Trading income (loss)	(4,187,734)	(1,100,921)	(10,232,505)

Non-Trading income (loss):
Interest on Non-Trading reserve	2,927	8,774	6,830
Collections in excess of impaired value	1,672,496	16,870,555	3,850,660
Legal and administrative fees	(130,495)	(1,005,791)	(2,188,384)
Management fees paid to US Bank	(233,247)	(323,834)	(366,120)
Non-Trading income (loss)	1,311,681	15,549,704	1,302,986

Net income (loss)	$(2,876,053)	$14,448,783	$(8,929,519)

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY

Consolidated Statement of Changes in Unitholders’ Capital

For years ended December 31, 2011, 2010, and 2009

Unitholders' Capital (Trading)	Beneficial Owners - Trading Class A		Beneficial Owners - Trading Class B		Managing Owners - Trading Class A
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2008	658,747	$78,645,263	-	$-	11,679	$1,394,355
Trading income (loss)	-	(9,914,709)	-	(124,531)	-	(193,265)
Unitholders' contributions	15,140	1,627,869	413	45,000	-	-
Transfers from Class A to Class B	(9,952)	(1,172,473)	9,935	1,172,473	-	-
Unitholders redemptions	(112,495)	(12,474,861)	(990)	(111,177)	-	-
Balances at December 31, 2009	551,440	56,711,089	9,358	981,765	11,679	1,201,090
Trading income (loss)	-	(1,087,408)	-	12,220	-	(25,733)
Unitholders’ contributions	54,776	5,337,442	6,432	658,669	-	-
Transfers from Class A to Class B	(649)	(65,443)	633	65,443	-	-
Unitholders’ redemptions	(115,289)	(11,554,858)	(3,003)	(312,405)	-	-
Balances at December 31, 2010	490,278	49,340,822	13,420	1,405,692	11,679	1,175,357
Trading income (loss)	-	(3,983,977)	-	(104,084)	-	(99,673)
Unitholders’ contributions	10,039	943,530	2,169	219,959	-	-
Unitholders’ redemptions	(144,459)	(13,802,983)	(2,892)	(290,273)	(11,144)	(1,026,827)
Balances at December 31, 2011	355,858	$32,497,392	12,697	$1,231,294	535	$48,857

Unitholders' Capital (Trading)	Total Unitholders' Capital - Trading
	Units	Dollars

Balances at December 31, 2008	670,426	$80,039,618
Trading income (loss)	-	(10,232,505)
Unitholders' contributions	15,553	1,672,869
Transfers from Class A to Class B	(17)	-
Unitholders' redemptions	(113,485)	(12,586,038)
Balances at December 31, 2009	572,477	58,893,944
Trading income (loss)	-	(1,100,921)
Unitholders' contributions	61,208	5,996,111
Transfers from Class A to Class B	(16)	-
Unitholders' redemptions	(118,292)	(11,867,263)
Balances at December 31, 2010	515,377	51,921,871
Trading income (loss)	-	(4,187,734)
Unitholders’ contributions	12,208	1,163,489
Unitholders’ redemptions	(158,495)	(15,120,083)
Balances at December 31, 2011	369,090	$33,777,543

Unitholders' Capital (LLC Equity/Non-Trading)	Participating Owners-		Nonparticipating Owners-		Total Unitholders' Capital-
	LLC Equity/Non-Trading		LLC Equity/Non-Trading		LLC Equity/Non-Trading
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2008	611,108	$1,953,345	1,662,180	$5,312,910	2,273,288	$7,266,255
Non-Trading income (loss)	-	325,015	-	977,971	-	1,302,986
Reallocation due to Redemptions	(98,144)	(344,487)	98,144	344,487	-	-
Balances at December 31, 2009	512,964	1,933,873	1,760,324	6,635,368	2,273,288	8,569,241
Non-Trading income (loss)	-	3,236,859	-	12,312,845	-	15,549,704
Reallocation due to Redemptions	(105,501)	(504,417)	105,501	504,417	-	-
Unitholders' distribution	-	(3,928,806)	-	(16,076,112)	-	(20,004,918)
Balances at December 31, 2010	407,463	737,509	1,865,825	3,376,518	2,273,288	4,114,027
Non-Trading income (loss)	-	148,123	-	1,163,558	-	1,311,681
Reallocation due to Redemptions	(100,656)	(165,608)	100,656	165,608	-	-
Unitholders' distribution	-	(561,489)	-	(3,689,555)	-	(4,251,044)
Balances at December 31, 2011	306,807	$158,535	1,966,481	$1,016,129	2,273,288	$1,174,664

Total Unitholders Capital at December 31, 2011						$34,952,207

	Unitholders' Capital	Unitholders' Capital	Unitholders' Capital
	Trading Class A	Trading Class B	(LLC Equity/Non-Trading)
Net asset value per unit at December 31, 2010	$100.64	$104.75	$1.81
Net change per unit	(9.32)	(7.77)	(1.29)
Net asset value per unit at December 31, 2011	$91.32	$96.98	$0.52

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements –

December 31, 2011, 2010, 2009

(1)	General Information and Summary

RJO Global Trust (the “Trust”), a Delaware statutory trust organized on November 12, 1996, was formed to engage in the speculative trading of futures contracts on currencies, interest rates, energy and agricultural products, metals, commodity indices and stock indices, spot and forward contracts on currencies and precious metals, and exchanges for physicals pursuant to the trading instructions of independent trading advisors. Since December 1, 2006, R.J. O’Brien Fund Management, LLC (“RJOFM” or the “Managing Owner”) has been the Managing Owner of the Trust. R.J. O’Brien & Associates, LLC (“RJO”), an affiliate of RJOFM, is the clearing broker and the broker for forward contracts for the Trust. R.J. O’Brien Securities, LLC (“Selling Agent”) is the lead selling agent of the units of beneficial interest of the Trust (the “units”).

The Trust is a multi-advisor commodity pool where trading decisions for the Trust are delegated to eight independent commodity trading advisors (each an “Advisor” and collectively the “Advisors”) as of December 31, 2011, pursuant to advisory agreements executed between the Trust and each Advisor (each an “Advisory Agreement” and collectively the “Advisory Agreements”).

Units of beneficial ownership of the Trust commenced selling on April 3, 1997.  Effective July 1, 2011, the Managing Owner determined to discontinue the public offering of the units and begin offering the units on a private placement basis only.  The Trust filed a Post-Effective Amendment to its Registration Statement on Form S-1 with the Securities and Exchange Commission (the “SEC”) on July 5, 2011 to deregister the remaining units that were unsold under the public offering.  The Post-Effective Amendment was declared effective by the SEC on July 8, 2011.

The Trust currently offers two classes of units on a private basis: Class A units and Class B units.  Class A units are subject to a selling commission.  Class B units are not charged a selling commission, and will only be offered to certain qualified investors participating in a program through certain financial advisors.  Both Class A and Class B units are traded pursuant to identical trading programs and differ only in respect to selling commissions.  See Note (8) for further detail regarding commissions.

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

Effective January 1, 2007, JWH Special Circumstance LLC (the “LLC”), a Delaware limited liability company, was established to pursue the claims against RCM. Any assets or liabilities held by the LLC are designated as “Non-Trading.” Any revenue earned or expenses incurred by the LLC are also designated as “Non-Trading.” The Trust is the sole member of the LLC and holds that membership for the benefit of the unitholders who were investors in the Trust at the time of the bankruptcy of RCM. U.S. Bank National Association (“US Bank”) is the manager of the LLC. US Bank may make distributions to the unitholders, as defined above, upon collection, sale, settlement or other disposition of the bankruptcy claim and after payment of all fees and expenses pro rata to the unitholders, as follows:

(a)	Any unitholder who had redeemed their entire interest in the Trust prior to distribution shall receive cash.

(b)	Any unitholder who had continued to own units in the Trust shall receive additional units in the Trust at the then net asset value of the Trust.

The unitholders have no right to request redemptions from the LLC.

The LLC agreed to compensate US Bank, as manager, the following: (1) an initial acceptance fee of $120,000; (2) an annual fee of $25,000; (3) a distribution fee of $25,000 per distribution; (4) out-of-pocket expenses; and (5) an hourly fee for all personnel at the then expected hourly rate ($350 per hour at the time the agreement was executed).

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

Commodity futures contracts, forward contracts, physical commodities, and related options are recorded on the trade date. All such transactions are recorded on the identified cost basis and measured at fair value daily. Unrealized gains on open contracts reflected in the consolidated statements of financial condition represent the difference between original contract amount and fair value (as determined by exchange settlement prices for futures contracts and related options and cash dealer prices at a predetermined time for forward contracts, physical commodities, and their related options) as of the last business day of the year or as of the last date of the consolidated financial statements. As the broker has the right of offset, the Trust presents unrealized gains and losses on open futures contracts (the difference between contract trade price and quoted market price) as a net amount in the consolidated statements of financial condition. Any change in net unrealized gain or loss on futures and forward contracts from the preceding period is reported in the consolidated statements of operations. Gains or losses are realized when contracts are liquidated.

The Trust may write (sell) and purchase exchange listed options on commodities or financial instruments. An option is a contract allowing, but not requiring, its holder to buy (call) or sell (put) a specific or standard commodity or financial instrument at a specified price during a specified time period. The option premium is the total price paid or received for the option contract. When the Trust writes an option, the premium received is recorded as a liability in the statement of financial condition and measured at fair value daily. When the Trust purchases an option, the premium paid is recorded as an asset in the consolidated statements of financial condition and measured at fair value daily. Realized gains (losses) and changes in unrealized gains (losses) on options contracts are included in the consolidated statements of operations. When a written option expires or the Trust enters into a closing purchase transaction, the difference between the net premium received and any amount paid at expiration or on executing a closing purchase transaction, including commission, is recognized as a component of realized gain (loss) on closed positions. When a purchased option is exercised, the proceeds on the sale of an underlying instrument (for a purchased put option), or the purchase cost of an underlying instrument (for a purchased call option) is adjusted by the amount of the premium paid.

At December 31, 2011, the Trust earns interest on 100% of the Trust’s average daily balances on deposit with RJO during each month at 100% of the average four-week Treasury bill rate for that month in respect of deposits denominated in dollars. For deposits denominated in other currencies, the Trust earns interest at a rate of one-month LIBOR less 100 basis points. To the extent excess cash is not invested in securities, such cash will be subject to the creditworthiness of the institution where such funds are deposited. The Trust also earns interest on cash and cash equivalents held at Wells Fargo Bank N.A. and managed by RJO Investment Management, LLC (“RJOIM”), an affiliate of the Managing Owner.

Fixed income securities are recorded at fair value, with changes in fair value recorded in the statement of operations as unrealized gain (loss) on fixed income securities. Realized gains (losses) from liquidation of fixed income securities are determined on the specific identification basis. Premiums and discounts on securities purchased are amortized over the lives of the respective instruments. Interest income is recognized on the accrual basis.

(d)	Ongoing Offering Costs

Ongoing offering costs, subject to a ceiling of 0.50% of the Trust’s average month-end net assets, are paid by the Trust and expensed as incurred.

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

The Trust also pays the Advisors a quarterly incentive fee of up to 20% of the “New Trading Profit,” if any, of the Trust. The incentive fee is based on the performance of each Advisor’s portion of the assets allocated to them. New Trading Profit in any quarter is equal to the “Trading Profit” for such quarter that is in excess of the highest level of such cumulative trading profit as of any previous calendar quarter-end. Trading Profit is calculated by including realized and unrealized profits and losses, excluding interest income, and deducting the management fee and brokerage fee.

(4)	Income Taxes

No provision for U.S. federal income taxes has been made in the accompanying consolidated financial statements as each beneficial owner is responsible for reporting income (loss) based on the pro rata share of the profits or losses of the Trust. The LLC is also treated as a partnership. Generally, for both U.S. federal and state tax purposes, trusts, such as the RJO Global Trust, are treated as partnerships. The only significant differences in financial and income tax reporting basis are ongoing offering costs.

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

The purchase and sale of futures requires margin deposits with a futures commission merchant (“FCM”). Additional deposits may be necessary for any loss on contract value. The CE Act requires an FCM to segregate or secure all customer transactions and assets from the FCM’s proprietary activities. A customer’s cash and other property, such as U.S. Treasury bills, deposited with an FCM are considered commingled with all other customer funds subject to the FCM’s segregation requirements. In the event of an FCM’s insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited.

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

The Trust, as writer of an option, has no control over whether the underlying instrument may be sold (called) and as a result bears the risk of an unfavorable change in the market value of the instrument underlying the written option. There is also the risk the Trust may not be able to enter into a closing transaction because of an illiquid market.

The Trust is a buyer of exchange-traded options. As such, the Trust pays a premium at the outset and then bears the risk of unfavorable changes in the price of the contract underlying the option. Purchased options expose the Trust to a risk of loss limited to the premiums paid.

Net trading results from derivatives for the years ended December 31, 2011, 2010, and 2009 are reflected in the consolidated statements of operations and equal gain or loss from trading less brokerage commissions. Such trading results reflect the net gain or loss arising from the Trust’s speculative trading of futures contracts, options and forward contracts.

The Trust’s primary exposure to fixed income securities are defined by the U.S. Commodity Futures Trading Commission (“CTFC”) guidelines of acceptable securities for investment of segregated assets. The scope of the acceptable securities by the CTFC are defined further by the RJOIM agreement with the Trust to include but not limited to, U.S. Treasury and government agencies’ securities, purchase agreements collateralized by U.S. Treasury and government agencies, corporate debt securities, and bank debt securities. The Trust’s total investment in corporate debt securities, bank deposit securities, and certificate of deposits combined cannot exceed 40% of the Trust’s total assets.

The beneficial owners bear the risk of loss only to the extent of the market value of their respective investments.

(6)	Assets Held at Refco Capital Markets, Ltd.

Effective October 31, 2005, $57,544,206 of equity and 2,273,288 in substitute units, which represented the assets held at RCM plus $1,000,000 in cash, were transferred to a Non-Trading account, as explained in Note 2(g). On December 31, 2005 the $56,544,206 of assets held at RCM were reduced by $39,580,944 for impairment to $16,963,262, or 30% of the original value of the assets. The table below summarizes all recoveries from RCM and distributions to redeemed and continuing unitholders.

Recoveries from RCM, Distributions paid by US Bank from the LLC, and effect on impaired value of assets held at RCM
	Amounts Received from		Balance of	Collections in Excess of		Cash Distributions to Non-Participating	Additional Units in Trust for Participating Owners
Date	RCM		Impaired Value	Impaired Value		Owners	Units	Dollars
12/29/06	$10,319,318		$6,643,944	$-		$4,180,958	54,914	$5,154,711
04/20/07	2,787,629		3,856,315	-		-	-	-
06/07/07	265,758		3,590,557	-		-	-	-
06/28/07	4,783,640		-	1,193,083		-	-	-
07/03/07	5,654		-	5,654		-	-	-
08/29/07	-		-	-		2,787,947	23,183	1,758,626
09/19/07	2,584,070		-	2,584,070		-	-	-
12/31/07	2,708,467		-	2,708,467		-	-	-
03/28/08	1,046,068		-	1,046,068		-	-	-
04/29/08	-		-	-		2,241,680	10,736	1,053,815
06/26/08	701,148		-	701,148		-	-	-
12/31/08	769,001		-	769,001		-	-	-
06/29/09	2,748,048		-	2,748,048		-	-	-
12/30/09	1,102,612		-	1,102,612		-	-	-
05/19/10	1,695,150		-	1,695,150		-	-	-
06/04/10	14,329,450	*	-	14,329,450	*	-	-	-
08/01/10	-		-	-		16,076,112	40,839	3,928,806
10/15/10	282,790	*	-	282,790	*	-	-	-
12/30/10	563,163	*	-	563,163	*	-	-	-
06/02/11	343,664	*	-	343,664	*	-	-	-
08/30/11	1,328,832	*	-	1,328,832	*	-	-	-
12/01/11	-		-	-		3,689,555	6,168	561,489

Totals	$48,364,462		$-	$31,401,200		$28,976,252	135,840	$12,457,447

*The collections on June 4, 2010 were from a settlement agreement reached with Cargill, Inc. and Cargill Investors Services, Inc. (together, "Cargill"). The gross collections of $15,300,000 on June 4, 2010, were reduced by $970,550, which represented Cargill's percentage of distributions, as defined in the Settlement Agreement. All subsequent collections are shown net and were reduced by Cargill's percentage of distributions at 57.25% of the gross collections.

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

Level 3 inputs are unobservable inputs for an asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. As of December 31, 2011 and December 31, 2010, the Trust did not have any Level 3 assets or liabilities.

An asset or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The following table presents the Trust’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010, respectively:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Unrealized gain on open contracts:
Futures positions	$212,644	$-	$-	$212,644
Forward currency positions	-	151,303	-	151,303
Purchased options on futures contracts	22,525	-	-	22,525
Fixed income securities	-	21,870,890	-	21,870,890
Total assets	235,169	22,022,193	-	22,257,362

Liabilities
Options written on futures contracts	(1,006)	-	-	(1,006)

Total fair value	$234,163	$22,022,193	$-	$22,256,356

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Unrealized gain on open contracts:
Futures positions	$1,163,684	$-	$-	$1,163,684
Forward currency positions	-	193,659	-	193,659
Purchased options on futures contracts	120,263	-	-	120,263
Fixed income securities	-	11,540,784	-	11,540,784
Total fair value	$1,283,947	$11,734,443	$-	$13,018,390

There were no significant transfers in or out of Level 1 and Level 2 fair value measurements.

(8)	Operations

Redemptions

A beneficial owner may cause any or all of his or her units to be redeemed by the Trust effective as of the last business day of any month based on the Net Asset Value per unit on such date on five business days’ written notice to NAV Consulting, Inc., the Trust’s administrator, or the Managing Owner. Payment will generally be made within 10 business days of the effective date of the redemption. Any redemption made during the first 11 months of investment is subject to a 1.5% redemption penalty, payable to the Managing Owner. Any redemption made in the twelfth month of investment or later will not be subject to any redemption penalty. The Trust’s Ninth Amended and Restated Declaration and Agreement of Trust, as amended (the “Trust Agreement”) contains a full description of redemption and distribution policies.

Subscriptions

Investors that are eligible to participate in the private offering of the Units may purchase Units in the Trust pursuant to the terms of the Trust’s Confidential Private Placement Memorandum and disclosure document (the “Memorandum”) and a signed subscription form.  The Trust Agreement and the Memorandum contain a full description of subscription policies.  An investment in the Trust does not include a beneficial interest or investment in the LLC.

Commissions

The Managing Owner and/or affiliates act as commodity brokers for the Trust through RJO. Commodity brokerage commissions are typically paid upon the completion or liquidation of a trade and are referred to as “round-turn commissions,” which cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract.

The Trust’s brokerage fee constitutes a “wrap fee” of 5.0% of the Trust’s month-end assets on an annual basis (0.41675% monthly) with respect to Class A units and 3.0% of the Trust’s month-end assets on an annual basis (0.25% monthly) with respect to Class B units, which covers the fees described below. “Brokerage fee” includes the following across each class of units:

Recipient	Nature of Payment	Class A Units	Class B Units
Managing Owner	Managing Owner fee	0.75%	0.75%
Selling Agent	Selling commission	2.00%	0.00%
Managing Owner	Underwriting expenses	0.35%	0.35%
Managing Owner	Clearing, NFA, and
	exchange fees (capped at)	1.57%	1.57%
Liberty Funds Group	Consulting fees	0.33%	0.33%
Totals		5.00%	3.00%

Commissions were not paid with respect to the LLC net assets.

(9)	Financial Highlights

The following financial highlights show the Trust’s financial performance of the Trading units for the periods ended December 31, 2011, 2010 and 2009. Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period, and is not annualized. Total return is calculated based on the aggregate return of the Trust’s Trading units taken as a whole.

	Class A				Class B
	2011	2010	2009	2011	2010	2009
Per share operating performance:
Net asset value of Trading units, beginning of period	$100.64	$102.84	$119.39	$104.75	$104.91	$119.39
Total Trading income (loss):
Trading gain (loss)	(0.27)	6.32	(7.58)	(0.28)	6.81	(7.74)
Investment income	0.20	0.16	0.08	0.22	0.17	0.08
Expenses	(9.25)	(8.68)	(9.05)	(7.71)	(7.14)	(6.82)
Trading income (loss)	(9.32)	(2.20)	(16.55)	(7.77)	(0.16)	(14.48)
Net asset value of Trading units, end of period	$91.32	$100.64	$102.84	$96.98	$104.75	$104.91

Total return:
Total return before incentive fees	(8.88)%	(1.63)%	(13.78)%	(7.08)%	0.49%	(12.05)%
Less incentive fee allocations	(0.38)%	(0.51)%	(0.08)%	(0.34)%	(0.64)%	(0.08)%
Total return	(9.26)%	(2.14)%	(13.86)%	(7.42)%	(0.15)%	(12.13)%

Ratios to average net assets:
Trading income (loss)	(10.32)%	(2.10)%	(15.12)%	(7.94)%	1.01%	(13.35)%
Expenses:
Expenses, less incentive fees	(9.30)%	(8.10)%	(8.08)%	(7.34)%	(6.19)%	(6.13)%
Incentive fees	(0.38)%	(0.51)%	(0.08)%	(0.34)%	(0.64)%	(0.08)%
Total expenses	(9.68)%	(8.61)%	(8.16)%	(7.68)%	(6.83)%	(6.21)%

The calculations above do not include activity within the Trust’s Non-Trading Accounts.

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the periods ended December 31, 2011, 2010, and 2009. The amounts are not annualized.

(10)	Cash Management Agreement with Affiliate.

On October 6, 2010, the Managing Owner retained RJOIM, an SEC registered investment advisor and an affiliate of the Managing Owner, as cash manager. The assets managed by RJOIM are held in segregated accounts in custody by Wells Fargo Bank, N.A. RJOIM is paid an annual fee, currently 0.20% calculated and accrued daily at a rate equal to 1/360 of the principal balance. As of December 31, 2011 the Trust’s deposits held by RJOIM consisted of cash of $9,596,823 and fixed income securities of $21,870,890. Advisory fees earned by RJOIM aggregated $62,625 and $13,087 for the years ended December 31, 2011 and 2010 respectively.

(11)	Derivative Instruments and Hedging Activities.

The Trust does not utilize hedge accounting and marks its derivatives to market through operations.

Derivatives not designated as hedging instruments:

As of December 31, 2011

	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$10,408	$-	$10,408
Currency	527,500	(350,799)	176,701
Energy	225,038	(119,410)	105,628
Indices	17,851	(47,027)	(29,176)
Interest Rates	139,768	(10,045)	129,723
Metals	72,320	(80,138)	(7,818)
	$992,885	$(607,419)	$385,466

As of December 31, 2010

	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$920,055	$(323,637)	$596,418
Currency	928,957	(507,464)	421,493
Energy	65,691	(45,099)	20,592
Indices	197,712	-	197,712
Interest Rates	117,158	(13,742)	103,416
Metals	789,173	(651,198)	137,975
	$3,018,746	$(1,541,140)	$1,477,606

The above reported fair values are included in equity in commodity Trading accounts – unrealized gain on open contracts and in purchased options and written on futures contracts on the consolidated statements of financial condition as of December 31, 2011 and 2010, respectively.

Trading gain (loss) for the following periods:

	Years Ended December 31,
Type of Futures Contracts	2011	2010	2009
Agriculture	$(1,105,067)	$1,678,921	$(1,399,288)
Currency	(1,380,681)	1,582,144	(765,584)
Energy	63,841	(1,308,951)	(983,149)
Indices	865,269	(773,614)	(680,897)
Interest Rates	935,552	2,380,917	(2,303,699)
Metals	276,344	(93,000)	1,362,579
	$(344,742)	$3,466,417	$(4,770,038)

See Note (5) for additional information on the Trust’s purpose for entering into derivatives not designed as hedging instruments and its overall risk management strategies.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Jason T. Manumaleuna
Jason T. Manumaleuna
Principal Financial Officer
R.J. O’Brien Fund Management, LLC
The Managing Owner and Commodity Pool Operator of
RJO Global Trust
March 27, 2012

