Form 10-K, Exhibit 13
period 2012-12-31
RJO GLOBAL TRUST
filed 2013-03-22
CIK 1027099

Exhibit 13.01

Message from the Managing Owner

Dear Unitholder:

The RJO Global Trust Class A units posted a loss of (15.77%) for 2012, Class B units posted a loss of (14.06%). The NAV per unit for Class A at year-end was $76.92 and for Class B at year end was $83.34 (please see Note (1) and Note (9) in the notes to financial statements for more information with respect to the calculation of Net Asset Value) compared to $91.32 per Class A unit at the beginning of the year and $96.98 per unit for Class B. Beneficial Owners purchased $137,436 worth of Class A units and $4,404 worth of Class B units were transferred from Class A units in the Trust during 2012.

With short-term interest rates at or near zero and no implosion in the European debt saga, the stock market continued to drift higher with little resistance during January. Bonds were choppy but only slightly lower on the month as interest rates inched higher. Commodities were higher as a sector thanks to strength in crude oil, cattle, and soybean markets. Gold, corn, and natural gas markets were a drag on the sector finishing flat to lower on the month. In February, the stock market moved ahead on light volume during the month and posted its best February since 1997. Bonds and commodities also posted small gains to start the year. The managed futures industry continues to struggle. A violent reversal by grains, bonds, and some metals caused losses during the month. The Barclay Top 50 which is representative of all managed futures strategies and over 50% of the industry’s assets finished 2012 with its worst 36 month performance period since the index began in 1987. Erratic volatility, fluctuating volume, and government intervention in Europe, Asia, the U.S., and China have been blamed by traders for the difficult environment. The index finds itself two standard deviations from its positive historical average annual return. Some would argue that the U.S. Federal Reserve is already in the middle of its third round of quantitative easing. With short term interest rates continuing at or near zero and no further shocks in the European debt saga, the stock market continued a climb higher during March and posted its best first quarter in 14 years. Bonds were lower posting their worst quarter in two years. The commodity sector was lower on the month due to weakness in the energy, base metals, meats, and corn markets.

Stocks and commodities drifted lower during the month of April. Bonds rallied a bit leaving the 10-Year U.S. Treasury in positive territory for the year with a yield of 1.93%. Spain has now taken center stage in the European debt drama. Spain’s debt was downgraded as the country posted an unemployment rate of 24%, its worst in over 30 years. Domestically, concern is building over the slowing rate of growth in our economic recovery. The Fed has signaled that it is content with its current monetary policy and does not envision another round of quantitative easing to stimulate the economy. Volatility indicators remain on the low side of their “normal” range which is interesting given the potential for market problems building around the world. The Barclay Top 50, which is representative of all managed futures strategies and over 50% of the industry’s assets, was flat for the month and remains in negative territory for the year. The last 36 months for the managed futures index are among its worst ever. Many trend following strategies posted disappointing results during the month. Some short-term managers and counter trend strategies were modestly successful during the month. Stocks and commodities suffered through a very difficult month of May. Europe was again the catalyst for most of the concerns. Greece is on the brink of falling out of the Euro zone. A June 17th election holds little hope of electing a government with the resolve to take the disciplined action needed to correct the situation. In the meantime, market focus has sharpened with respect to Spain. As a result, the EAFE Index was down over 12% for the month. The S&P 500 lost 6%. The Dow Jones UBS Commodity Index lost over 9%, while cotton lost 20%, crude oil lost 18%, corn lost 12%, copper lost 12%, and gold lost 6%. In the midst of this chaos, the yield on the US Ten-Year Treasury reached a new all time low of just under 1.5%. Obviously, this has become a fearsome environment for global investors. For the first time since 2008, every one of the Trust’s managers and every sector traded were positive for the month. Trend following strategies led the way after dragging the portfolio down over the last several months. Long positions at the end of April in currencies and energy markets were reversed and traders were able to capture the moves down in those markets. Stocks and commodities rebounded during the latter part of June. The Greeks elected a new government which pledged to work with other European countries to implement austerity measure to cut debt and bring finances under control. At a summit of European leaders on the 29th of June, an agreement was made to support the banks and economies of Spain, Italy, and Portugal. All of this will be done with more debt which hardly seems a long term solution. The European agreement triggered a rally in stocks, commodities, and currencies. On the last trading day of June the Euro rallied 3%, crude oil gained 9%, and stocks surged 2.5%. That was the strongest day for the Euro and crude in almost 3 years. The U.S. 10 Year Treasury note finished the month at a yield of 1.58%. The yield hovers near its post war low of 1.49% which was touched during the first week of June as the U.S. continues to serve as a relative safe haven during these times of uncertainty.

Stocks, bonds, and commodity sectors each posted positive results during July. The U.S.10-Year Treasury posted a new record low yield during the latter part of the month at 1.38% as the U.S.continues to serve as a relative safe haven during these times of uncertainty. Five European countries have registered negative yields for their short to medium- term treasury securities. This would have been an unimaginable situation just a few years ago. Investors actually buy these securities certain that they will lose a certain amount of their principal at maturity. European governments and central banks have pledged to stay together and to do anything it takes to turn their collective economies around. Markets in general took this as good news but it remains to be seen if investors have confidence in governments to take the action needed that would truly make a difference in the long run. Stocks and commodity sectors crawled higher in August. Stocks rose a little over 2%. The S&P 500 has gained over 13% for the year to date. After climbing for the last 3 years, the S&P rests approximately 10% below its October 2007 peak. Oil has regained its losses from May and June and now trades in the mid-to-upper $90 per barrel range. The drought across the mid section of the U.S. has driven corn and soybean prices higher. Interest rates remain in a narrow trading range near historical lows. Stock and commodity sectors climbed higher in September. Stocks rose a little over 2.5% and the S&P 500 has now gained almost 16.5% for the year to date. The market has benefited from a Federal Reserve Bank dedicated to supporting a timid economic recovery at all costs. After climbing for the last 3 years, the S&P rests approximately 9% below its October 2007 peak. Oil touched a price of $100 dollars per barrel but immediately sold off $10 dollars and now trades in a range based in the low $90’s. The drought across the mid section of the U.S. has dramatically damaged corn and soybean crops. Prices remain at high levels as we approach the harvest season. Doubts about crop yields have kept volatility unusually high as well. Interest rates rose during the middle of the month but pressure subsided after weaker than expected economic news was revealed. Interest rates remain in a narrow trading range near historical lows.

Hurricane Sandy became the story at month-end October. Many markets were closed and others were very lethargic while the world watched the giant storm cripple New York City and the Northeastern seaboard of the United States. Commodities, stocks, and bonds all registered losses during the month. The markets also appeared to be stuck in gridlock as polls showed the U.S. Presidential race to be a “too close to call” proposition. There is too much economic and political pressure built up in the U.S., Europe, and Asia for the markets to tread water much longer. We look for capital flows to be much more pronounced following the election. With the Presidential election come and gone, we are staring at a fiscal cliff. Since late 2008 and early 2009, it seems that the market has been searching for and finding the next possible financial or political meltdown to fret over. With tension in the Middle East, economic problems and disagreement among members of the European community, and our own budget arguments, there has been no shortage of news to create a background of uncertainty for the various markets traded by the advisors in the Trust. Commodities, stocks, and bonds all registered small gains during November but volatility remains low. Volatility, however, has become more erratic in recent years. In other words, the volatility surrounding the markets has the ability to change very quickly. A higher volatility environment would be a welcome change for our advisors. Governments around the world have interfered dramatically with market activity during the last few years. This interference has suppressed market volatility and put off the ultimate response to ballooning global debt problems. It should have come as no surprise that the U.S. government allowed the “fiscal cliff” drama to hang over the market until the last day of 2012. Our leaders could not come to a constructive agreement on how to address the budget deficit or our country’s debt, so they compromised on tax increases and put off more difficult decisions on spending cuts. Stocks responded favorably gaining 1% in December and 16% for 2012. U.S. 10-year notes lost for the month but posted a 4.2% gain for 2012. The Dow Jones UBS commodity index was slightly negative for 2012 while the U.S. Dollar Index was virtually unchanged for the year.

We thank you for your continued support.

Past performance is not indicative of future results.

/s/ Jason T. Manumaleuna
Jason T. Manumaleuna
Chief Financial Officer
R.J. O’Brien Fund Management, LLC

38

RJO GLOBAL TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Beneficial Owners of RJO Global Trust and Subsidiary:

We have audited the accompanying consolidated statements of financial condition, including the condensed consolidated schedules of investments, of RJO Global Trust and Subsidiary (the “Trust”) as of December 31, 2012 and 2011 and the related consolidated statements of operations and changes in unitholders’ capital for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RJO Global Trust and Subsidiary as of December 31, 2012 and 2011 and the results of their operations and changes in unitholders’ capital, for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/S/ CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas

March 22, 2013

RJO GLOBAL TRUST AND SUBSIDIARY

Consolidated Statements of Financial Condition

	December 31,	December 31,
	2012	2011
Assets

Assets:
Equity in commodity Trading accounts:
Cash on deposit with broker	$2,216,652	$2,670,744
Unrealized gain on open contracts	260,744	363,947
Purchased options on futures contracts (premiums paid $753,417 and $33,376 respectively)	728,440	22,525
Total due from broker	3,205,836	3,057,216
Cash and cash equivalents on deposit with affiliate	8,659,507	9,596,823
Cash on deposit with bank	696,111	648
Fixed income securities (cost of $11,005,602 and $21,993,704, respectively), held by affiliate	11,003,681	21,870,890
Interest receivable	9,207	123,363
Cash on deposit with bank - Non-Trading	1,364,487	1,647,219
Prepaid expenses - Non-Trading	76,392	95,825
Total Assets	$25,015,221	$36,391,984

Liabilities and Unitholders' Capital

Liabilities:
Equity in commodity Trading accounts:
Options written on futures contracts (premiums received $978,634 and $14,375, respectively)	$884,242	$1,006

Accrued commissions	54,558	111,034
Accrued management fees	37,239	48,884
Accrued operating expenses	209,592	217,118
Redemptions payable-Trading	565,316	493,332
Accrued legal fees- Non-Trading	2,364	500
Accrued management fees to U.S. Bank-Non-Trading	10,418	31,715
Distribution payable - Non-Trading	1,034	536,188
Total liabilities	1,764,763	1,439,777

Unitholders' capital:
Unitholders' capital (Trading):
Beneficial owners
Class A (274,403 and 355,858 units outstanding at December 31, 2012 and December 31, 2011, respectively)	21,106,894	32,497,392
Class B (8,103 and 12,697 units outstanding at December 31, 2012 and December 31, 2011, respectively)	675,323	1,231,294
Managing owner (535 Class A units outstanding at December 31, 2012 and December 31, 2011, respectively)	41,153	48,857

Unitholders' capital (LLC equity/Non-Trading):
Participating owners (237,663 and 306,807 units outstanding at December 30, 2012 and December 31, 2011, respectively)	149,728	158,535
Nonparticipating owners (2,035,625 and 1,966,481 units outstanding at December 30, 2012 and December 31, 2011, respectively)	1,277,360	1,016,129

Total unitholders' capital	23,250,458	34,952,207

Total Liabilities and Unitholders' Capital	$25,015,221	$36,391,984

Net asset value per unit:
Trading:
Class A	$76.92	$91.32
Class B	$83.34	$96.98
LLC equity/Non-Trading	$0.63	$0.52

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY

Condensed Consolidated Schedules of Investments

	December 31, 2012		December 31, 2011
	Percentage of		Percentage of
	Net Assets	Fair value	Net Assets	Fair value

Long Positions
Fixed Income Securities

Commercial Paper
South Korea
Financials (cost $999,316)	4.30%	$999,316	-	$-
Australia
Financials (cost $999,542)	4.30%	999,542	-	-
Chile
Financials (cost $999,222)	4.30%	999,222	-	-
United States
Energy (cost $1,242,569)	-	-	3.56%	1,242,938
Financials (cost $999,611 and $1,896,629, respectively)	4.30%	999,611	5.44%	1,899,873
Total Commercial Paper	17.20%	3,997,691	9.00%	3,142,811

Corporate Bonds
United States
Financials (cost $6,822,060)	-	-	19.22%	6,717,547
Australia
Financials (cost $1,504,227)	6.45%	1,500,105	-	-
Great Britain
Energy (cost $1,527,135)	-	-	4.31%	1,506,885
Total Corporate Bonds	6.45%	1,500,105	23.53%	8,224,432

Government Agencies
United States
US Government Agency (cost $5,500,084 and $10,499,879, respectively)	23.67%	5,502,285	30.04%	10,498,215

Short-Term Investment Funds
United States
Short-Term Investment Funds (cost $3,600 and $5,432, respectively)	0.02%	3,600	0.02%	5,432

Total Fixed Income Securities (cost $11,005,602 and $21,993,704, respectively)		$11,003,681		$21,870,890

Long Positions
Futures Positions
Agriculture	-1.04%	$(241,904)	0.01%	$3,573
Currency	0.12%	28,665	0.03%	9,244
Energy	0.33%	77,294	-0.34%	(119,410)
Indices	0.22%	50,444	0.05%	17,851
Interest Rate	0.08%	19,455	0.40%	139,768
Metals	0.08%	18,129	-0.23%	(80,138)
Forward Positions
Currency	-	-	-0.99%	(344,428)

Total long positions on open contracts		$(47,917)		$(373,540)

Short Positions
Futures Positions
Agriculture	1.39%	$324,276	0.02%	$6,835
Currency	0.20%	47,442	-0.02%	(5,365)
Energy	-0.22%	(51,455)	0.64%	225,038
Indices	-0.05%	(11,941)	-0.13%	(47,027)
Interest Rate	0.03%	7,003	-0.03%	(10,045)
Metals	-0.03%	(6,664)	0.21%	72,320
Forward Positions
Currency	-	-	1.42%	495,731

Total short positions on open contracts		$308,661		$737,487

Total unrealized gain on open contracts		$260,744		$363,947

Long put options on future contracts
Agriculture (premiums paid - $437,577)	2.59%	$601,497	-	-
Currency (premiums paid - $33,376)		-	0.06%	22,525
Total long put options on futures contracts		$601,497		$22,525

Short put options on future contracts
Agriculture (premiums received - $106,627)	-0.44%	$(102,345)	-	$-
Currency (premiums received - $73,421)	-0.41%	(95,775)	-	-
Energy (premiums received - $87,040)	-0.46%	(106,850)	-	-
Indices (premiums received - $39,900 and $14,375, respectively)	-0.09%	(21,850)	0.00%	(1,006)
Interest (premiums received - $29,469)	-0.07%	(16,656)	-	-
Metals (premiums received - $6,300)	-0.02%	(4,550)	-	-

Total short put options on futures contracts		$(348,026)		$(1,006)

Long call options on future contracts
Agriculture(premiums paid - $237,430)	0.46%	$107,423	-	$-
Energy(premiums paid - $78,410)	0.08%	19,520	-	-
Total long call options on futures contracts		$126,943		$-

Short call options on future contracts
Agriculture (premiums received - $460,664)	-1.64%	$(380,603)	-	$-
Currency (premiums received - $83,423)	-0.31%	(71,913)	-	-
Energy (premiums received - $68,200)	-0.28%	(64,840)	-	-
Indices (premiums received - $16,800)	-0.05%	(12,000)	-	-
Metals (premiums received - $6,790)	-0.03%	(6,860)	-	-
Total short call options on futures contracts		$(536,216)		$-

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY

Consolidated Statements of Operations

	Year Ended December 31,
	2012	2011	2010

Trading gain (loss):
Gain (loss) on trading of commodity contracts:
Realized gain (loss) on closed positions	$(2,335,648)	$353,195	$3,040,780
Change in unrealized gain (loss) on open positions	(36,306)	(865,419)	464,878
Foreign currency transaction gain (loss)	(27,149)	167,482	(39,241)
Total Trading gain (loss)	(2,399,103)	(344,742)	3,466,417

Net investment income (loss):
Interest income	207,562	292,141	69,977
Realized gain (loss) on fixed income securities	(202,071)	(98,217)	-
Change in unrealized gain (loss) on fixed income securities	126,325	(106,156)	(3,852)
Total net investment gain (loss)	131,816	87,768	66,125

Expenses:
Commissions - Class A	1,277,188	2,004,324	2,322,754
Commissions - Class B	26,844	39,950	17,806
Advisory fees paid to affiliate	51,521	62,625	13,087
Management fees	481,644	705,342	930,774
Incentive fees	29,872	155,519	278,042
Ongoing offering expenses	37,640	114,267	135,000
Operating expenses	566,360	848,733	936,000
Total expenses	2,471,069	3,930,760	4,633,463

Trading income (loss)	(4,738,356)	(4,187,734)	(1,100,921)

Non-Trading income (loss):
Interest on Non-Trading reserve	315	2,927	8,774
Collections in excess of impaired value	699,783	1,672,496	16,870,555
Legal and administrative fees	(155,913)	(130,495)	(1,005,791)
Management fees paid to US Bank	(290,228)	(233,247)	(323,834)
Non-Trading income (loss)	253,957	1,311,681	15,549,704

Net income (loss)	$(4,484,399)	$(2,876,053)	$14,448,783

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY

Consolidated Statement of Changes in Unitholders’ Capital

For the years ended December 31, 2012, 2011 and 2010

Unitholders' Capital (Trading)	Beneficial Owners - Trading Class A		Beneficial Owners - Trading Class B		Managing Owners - Trading Class A
	Units	Dollars	Units	Dollars	Units	Dollars
Balances at December 31, 2009	551,440	$56,711,089	9,358	$981,765	11,679	$1,201,090
Trading income (loss)	-	(1,087,408)	-	12,220	-	(25,733)
Unitholders' contributions	54,776	5,337,442	6,432	658,669	-	-
Transfers from Class A to Class B	(649)	(65,443)	633	65,443	-	-
Unitholders' redemptions	(115,289)	(11,554,858)	(3,003)	(312,405)	-	-
Balances at December 31, 2010	490,278	49,340,822	13,420	1,405,692	11,679	1,175,357
Trading income (loss)	-	(3,983,977)	-	(104,084)	-	(99,673)
Unitholders' contributions	10,039	943,530	2,169	219,959	-	-
Unitholders redemptions	(144,459)	(13,802,983)	(2,892)	(290,273)	(11,144)	(1,026,827)
Balances at December 31, 2011	355,858	32,497,392	12,697	1,231,294	535	48,857
Trading income (loss)	-	(4,583,761)	-	(146,891)	-	(7,704)
Unitholders' contributions	1,574	137,436	-	-	-	-
Transfers from Class A to Class B	(52)	(4,404)	49	4,404	-	-
Unitholders' redemptions	(82,977)	(6,939,769)	(4,643)	(413,484)	-	-
Balances at December 31, 2012	274,403	$21,106,894	8,103	$675,323	535	$41,153

Unitholders' Capital (Trading)	Total Unitholders' Capital - Trading
	Units	Dollars
Balances at December 31, 2009	572,477	$58,893,944
Trading income (loss)	-	(1,100,921)
Unitholders' contributions	61,208	5,996,111
Transfers from Class A to Class B	(16)	-
Unitholders' redemptions	(118,292)	(11,867,263)
Balances at December 31, 2010	515,377	51,921,871
Trading income (loss)	-	(4,187,734)
Unitholders' contributions	12,208	1,163,489
Unitholders' redemptions	(158,495)	(15,120,083)
Balances at December 31, 2011	369,090	33,777,543
Trading income (loss)	-	(4,738,356)
Unitholders' contributions	1,574	137,436
Transfers from Class A to Class B	(3)	-
Unitholders' redemptions	(87,620)	(7,353,253)
Balances at December 31, 2012	283,041	$21,823,370

Unitholders' Capital (LLC Equity/Non-Trading)	Participating Owners-		Nonparticipating Owners-		Total Unitholders' Capital-
	LLC Equity/Non-Trading		LLC Equity/Non-Trading		LLC Equity/Non-Trading
	Units	Dollars	Units	Dollars	Units	Dollars
Balances at December 31, 2009	512,964	$1,933,873	1,760,324	$6,635,368	2,273,288	$8,569,241
Non-Trading income (loss)	-	3,236,859	-	12,312,845	-	15,549,704
Reallocation due to Redemptions	(105,501)	(504,417)	105,501	504,417	-	-
Unitholders' distribution	-	(3,928,806)	-	(16,076,112)	-	(20,004,918)
Balances at December 31, 2010	407,463	737,509	1,865,825	3,376,518	2,273,288	4,114,027
Non-Trading income (loss)	-	148,123	-	1,163,558	-	1,311,681
Reallocation due to Redemptions	(100,656)	(165,608)	100,656	165,608	-	-
Unitholders' distribution	-	(561,489)	-	(3,689,555)	-	(4,251,044)
Balances at December 31, 2011	306,807	158,535	1,966,481	1,016,129	2,273,288	1,174,664
Non-Trading income (loss)	-	23,115	-	230,842	-	253,957
Reallocation due to Redemptions	(69,144)	(31,922)	69,144	31,922		-
Unitholders' distribution	-	-	-	(1,533)	-	(1,533)
Balances at December 31, 2012	237,663	$149,728	2,035,625	$1,277,360	2,273,288	$1,427,088

Total Unitholders Capital at December 31, 2012						$23,250,458

	Unitholders' Capital	Unitholders' Capital	Unitholders' Capital
	Trading Class A	Trading Class B	(LLC Equity/Non-Trading)
Net asset value per unit at December 31, 2011	$91.32	$96.98	$0.52
Net change per unit	(14.40)	(13.64)	0.11
Net asset value per unit at December 31, 2012	$76.92	$83.34	$0.63

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements –

December 31, 2012, 2011, 2010

(1)	General Information and Summary

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

The Trust is a multi-advisor commodity pool where trading decisions for the Trust are delegated to five independent commodity trading advisors (each an “Advisor” and collectively the “Advisors”) as of December 31, 2012, pursuant to advisory agreements executed between the Trust and each Advisor (each an “Advisory Agreement” and collectively the “Advisory Agreements”).

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

Commodity futures contracts, forward contracts, physical commodities, and related options are recorded on their trade date. All such transactions are recorded on a mark-to-market basis and measured at fair value daily. Unrealized gains on open contracts reflected in the consolidated statements of financial condition represent the difference between original contract amount and fair value (as determined by exchange settlement prices for futures contracts and related options and cash dealer prices at a predetermined time for forward contracts, physical commodities, and their related options) as of the last business day of the year or as of the last date of the consolidated financial statements. As the broker has the right of offset, the Trust presents unrealized gains and losses on open futures contracts (the difference between contract trade price and quoted market price) as a net amount in the consolidated statements of financial condition. Any change in net unrealized gain or loss on futures and forward contracts from the preceding period is reported in the consolidated statements of operations. Gains or losses are realized when contracts are liquidated.

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

At December 31, 2012, the Trust earns interest on 100% of the Trust’s average daily balances on deposit with RJO during each month at 100% of the average four-week Treasury Bill rate for that month in respect of deposits denominated in dollars. For deposits denominated in other currencies, the Trust earns interest at a rate of one-month LIBOR less 100 basis points. To the extent excess cash is not invested in securities, such cash will be subject to the creditworthiness of the institution where such funds are deposited. The Trust also earns interest on cash and cash equivalents held at Wells Fargo Bank N.A. and managed by RJO Investment Management, LLC (“RJOIM”), an affiliate of the Managing Owner.

Fixed income securities are recorded at fair value, with changes in fair value recorded in the statement of operations as unrealized gain (loss) on fixed income securities. Realized gains (losses) from liquidation of fixed income securities are determined on first-in, first-out (FIFO) basis. Premiums and discounts on securities purchased are amortized over the lives of the respective instruments. Interest income is recognized on the accrual basis.

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

(h)	Recent Pronouncement

In December 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-11 “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”) requiring disclosure of both gross and net information related to offsetting and related arrangements enabling users of its financial statements to understand the effect of those arrangements on the entity’s financial position. ASU 2011-11 is effective for interim and annual periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Adoption of ASU 2011-11 will expand the Trust’s disclosures, but will have no effect on the Trust’s net assets. At this time, management is evaluating any impact ASU 2011-11 may have on the Trust’s financial statements disclosures.

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

The Trust files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Trust’s federal income tax returns for all tax years ended on or after December 31, 2008, remain subject to examination by the Internal Revenue Service. The Trust’s state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

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

Net trading results from derivatives for the years ended December 31, 2012, 2011, and 2010 are reflected in the consolidated statements of operations and equal gain or loss from trading less brokerage commissions. Such trading results reflect the net gain or loss arising from the Trust’s speculative trading of futures contracts, options and forward contracts.

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

See Note (11) for further details on Derivative Instruments and Hedging Activities.

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

Recoveries from RCM, Distributions paid by US Bank from the LLC, and effect on impaired value of assets held at RCM
	Amounts Received from		Balance of	Collections in Excess of		Cash Distributions to Non-Participating	Additional Units in Trust for Participating Owners
Date	RCM		Impaired Value	Impaired Value		Owners	Units	Dollars
12/29/06	$10,319,318		$6,643,944	$-		$4,180,958	54,914	$5,154,711
04/20/07	2,787,629		3,856,315	-		-	-	-
06/07/07	265,758		3,590,557	-		-	-	-
06/28/07	4,783,640		-	1,193,083		-	-	-
07/03/07	5,654		-	5,654		-	-	-
08/29/07	-		-	-		2,787,947	23,183	1,758,626
09/19/07	2,584,070		-	2,584,070		-	-	-
12/31/07	2,708,467		-	2,708,467		-	-	-
03/28/08	1,046,068		-	1,046,068		-	-	-
04/29/08	-		-	-		2,241,680	10,736	1,053,815
06/26/08	701,148		-	701,148		-	-	-
12/31/08	769,001		-	769,001		-	-	-
06/29/09	2,748,048		-	2,748,048		-	-	-
12/30/09	1,102,612		-	1,102,612		-	-	-
05/19/10	1,695,150		-	1,695,150		-	-	-
06/04/10	14,329,450	*	-	14,329,450	*	-	-	-
08/01/10	-		-	-		16,076,112	40,839	3,928,806
10/15/10	282,790	*	-	282,790	*	-	-	-
12/30/10	563,163	*	-	563,163	*	-	-	-
06/02/11	343,664	*	-	343,664	*	-	-	-
08/30/11	1,328,832	*	-	1,328,832	*	-	-	-
12/01/11	-		-	-		3,689,555	6,168	561,489
10/31/12	404,908	*	-	404,908	*	-	-	-
12/05/12	294,875	*	-	294,875	*	-	-	-

Totals	$49,064,245		$-	$32,100,983		$28,976,252	135,840	$12,457,447

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

Level 3 inputs are unobservable inputs for an asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. As of December 31, 2012 and December 31, 2011, the Trust did not have any Level 3 assets or liabilities.

An asset or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Trust’s exchange-traded futures contracts and options on futures contracts are valued based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The Trust’s forward currency contracts and options on forward currency contracts are based on third-party quoted dealer values on the interbank market, based on similar assets or liabilities. The Trust’s fixed income securities are valued using inputs that are observable for the asset or liability, including prices of similar fixed income securities or present values of expected future cash flow models.

The following table presents the Trust’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011, respectively:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Unrealized gain on open contracts:
Futures positions	$260,744	$-	$-	$260,744
Purchased options on futures contracts	728,440	-	-	728,440
Fixed income securities	-	11,003,681	-	11,003,681
	989,184	11,003,681	-	11,992,865
Liabilities
Options written on futures contracts	884,242	-	-	884,242
Total fair value	$104,942	$11,003,681	$-	$11,108,623

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Unrealized gain on open contracts:
Futures positions	$212,644	$-	$-	$212,644
Forward currency positions	-	151,303	-	151,303
Purchased options on futures contracts	22,525	-	-	22,525
Fixed income securities	-	21,870,890	-	21,870,890
Total assets	235,169	22,022,193	-	22,257,362

Liabilities
Options written on futures contracts	1,006	-	-	1,006
Total fair value	$234,163	$22,022,193	$-	$22,256,356

(8)	Operations

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

The Trust’s brokerage fee constitutes a “wrap fee” of 4.67% of the Trust’s month-end assets on an annual basis (0.38916% monthly) with respect to Class A units and 2.67% of the Trust’s month-end assets on an annual basis (0.225% monthly) with respect to Class B units, which covers the fees described below. “Brokerage fee” includes the following across each class of units:

Recipient	Nature of Payment	Class A Units	Class B Units
Managing Owner	Managing Owner fee	0.75%	0.75%
Selling Agent	Selling commission	2.00%	0.00%
Managing Owner	Underwriting expenses	0.35%	0.35%
Managing Owner	Clearing, NFA, and exchange fees (capped at)	1.57%	1.57%

Totals		4.67%	2.67%

Commissions were not paid with respect to the LLC net assets.

(9)	Financial Highlights

The following financial highlights show the Trust’s financial performance of the Trading units for the periods ended December 31, 2012, 2011 and 2010. Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period, and is not annualized. Total return is calculated based on the aggregate return of the Trust’s Trading units taken as a whole.

	Class A			Class B
	2012	2011	2010	2012	2011	2010
Per share operating performance:
Net asset value of Trading units, beginning of period	$91.32	$100.64	$102.84	$96.98	$104.75	$104.91
Total Trading income (loss):
Trading gain (loss)	(7.26)	(0.27)	6.32	(7.78)	(0.28)	6.81
Investment income	0.39	0.20	0.16	0.42	0.22	0.17
Expenses	(7.53)	(9.25)	(8.68)	(6.28)	(7.71)	(7.14)
Trading income (loss)	(14.40)	(9.32)	(2.20)	(13.64)	(7.77)	(0.16)
Net asset value of Trading units, end of period	$76.92	$91.32	$100.64	$83.34	$96.98	$104.75

Total return:
Total return before incentive fees	(15.66)%	(8.88)%	(1.63)%	(13.95)%	(7.08)%	0.49%
Less incentive fee allocations	(0.11)%	(0.38)%	(0.51)%	(0.11)%	(0.34)%	(0.64)%
Total return	(15.77)%	(9.26)%	(2.14)%	(14.06)%	(7.42)%	(0.15)%

Ratios to average net assets:
Trading income (loss)	(17.28)%	(10.32)%	(2.10)%	(15.40)%	(7.94)%	1.01%
Expenses:
Expenses, less incentive fees	(9.15)%	(9.30)%	(8.10)%	(7.19)%	(7.34)%	(6.19)%
Incentive fees	(0.11)%	(0.38)%	(0.51)%	(0.11)%	(0.34)%	(0.64)%
Total expenses	(9.26)%	(9.68)%	(8.61)%	(7.30)%	(7.68)%	(6.83)%

The calculations above do not include activity within the Trust’s Non-Trading Accounts.

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the periods ended December 31, 2012, 2011, and 2010. The amounts are not annualized.

(10)	Cash Management Agreement with Affiliate.

On October 6, 2010, the Managing Owner retained RJOIM, an SEC registered investment adviser and an affiliate of the Managing Owner, as cash manager. The assets managed by RJOIM are held in segregated accounts in custody at Wells Fargo Bank, N.A. RJOIM is paid an annual fee, currently 0.20% calculated and accrued daily at a rate equal to 1/360 of the principal balance. As of December 31, 2012 the Trust’s deposits held by RJOIM consisted of cash of $8,659,507 and fixed income securities of $11,003,681. Advisory fees earned by RJOIM aggregated $51,521, $62,625, and $13,087 for the years ended December 31, 2012, 2011, and 2010 respectively.

(11)	Derivative Instruments and Hedging Activities.

The Trust does not utilize hedge accounting and marks its derivatives to market through operations.

Derivatives not designated as hedging instruments:

As of December 31, 2012

	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$678,316	$(369,972)	$308,344
Currency	94,041	(185,622)	(91,581)
Energy	76,522	(202,853)	(126,331)
Indices	60,504	(55,851)	4,653
Interest Rates	30,579	(20,778)	9,801
Metals	23,749	(23,693)	56
	$963,711	$(858,769)	$104,942

As of December 31, 2011

	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$10,408	$-	$10,408
Currency	527,500	(350,799)	176,701
Energy	225,038	(119,410)	105,628
Indices	17,851	(47,027)	(29,176)
Interest Rates	139,768	(10,045)	129,723
Metals	72,320	(80,138)	(7,818)
	$992,885	$(607,419)	$385,466

The above reported fair values are included in equity in commodity Trading accounts – unrealized gain on open contracts and in purchased options on futures and written options on futures contracts in the consolidated statements of financial condition as of December 31, 2012 and 2011, respectively.

Trading gain (loss) for the following periods:

	Years Ended December 31,
Type of Futures Contracts	2012	2011	2010
Agriculture	$(361,619)	$(1,105,067)	$1,678,921
Currency	(598,618)	(1,380,681)	1,582,144
Energy	(483,184)	63,841	(1,308,951)
Indices	(655,571)	865,269	(773,614)
Interest Rates	162,682	935,552	2,380,917
Metals	(462,793)	276,344	(93,000)
	$(2,399,103)	$(344,742)	$3,466,417

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
March 22, 2013

