Form 10-K, Exhibit 13
period 2013-12-31
RJO GLOBAL TRUST
filed 2014-03-31
CIK 1027099

Exhibit 13.01

Message from the Managing Owner

Dear Unitholder:

The RJO Global Trust Class A units posted a loss of (7.38%) and Class B units posted a loss of (5.52%) for 2013.  The NAV  per unit for Class A at year-end was $71.25 and for Class B at year end was $78.74 (please see Note (1) and Note (9) in the notes to financial statements for more information with respect to the calculation of net asset value) compared to $76.92 per Class A unit at the beginning of the year and $83.34 per unit for Class B. During 2013 no Class A or Class B units were purchased and $10,854 worth of Class A units were converted to Class B units.

Several reports out in January 2013 noted that market participation by governments and central banks around the world reached unprecedented levels over the last few years.  This participation has suppressed market volatility and put off an ultimate response to ballooning global debt problems.  The U.S. Congress and President have pushed back budget discussions until late spring 2014.  The stock market did not experience negative effects as a result.  The S&P 500 jumped out to a 5% gain in January.  Interest rates, on the other hand, have not reacted favorably to the recent developments.  While the interest rate on the 10-year U.S. Treasury has crept back into the 2% range after spending much of last year between 1.5% and 1.8%, it is still low by historical standards.  Crude oil is creeping back towards $100 per barrel and other commodities appear to be well bid for.  In February, the S&P 500 continued its climb and tested the all-time highs established back in October 2007 by adding a 1.4% profit to its 5% gain in January.  Sell offs in crude oil and gold led the commodity sector lower.  The Dow Jones UBS Commodity Index was down over 4% in February, pushing it into negative territory for the year. Yield on the 10-Year U.S. Treasury found support at the 2% level and drifted back to 1.85%.  In part, the commodity sell off and bounce in the treasury market was in response to the U.S. government sequester that took place at month end February and was signed into law on March 1. The automatic spending cuts are expected to dampen economic activity and temporarily put off inflation concerns.  Governments around the world continue to participate in the markets, postponing more lasting solutions to the global economic challenges.  The ultimate market response to this unprecedented government participation is expected to be significant and could offer some investment opportunities in the managed futures sector.  In March, the S&P 500 posted new all-time highs, rising 3.75% and finishing the quarter up nearly 11% for year-to-date.  The 10-year U.S. Treasury returned 0.26%.  The commodity sector, as reflected by the Dow Jones UBS Commodity Index, rose 0.67% during March but remained in negative territory for the year, down 1.13%.  Governments and central banks around the world remain engaged and very active in their respective economies as they try to manage a fragile global economic recovery. The strengthening U.S. dollar and the rising U.S. stock market appear to be the result of bleak situations in the European economies rather than outright strength of the U.S. economy.

The stock market set new all time highs during the month of April.  The S&P finished April up almost 13% for the year.  Near record low yields persist in German, French, Japanese, and U.S. sovereign debt markets.  Central banks around the world remain committed to a low to near zero interest rate environment in an attempt to provide fuel to weak global economic recoveries.  The Dow Jones UBS Commodity Index continued its slide during April and was down approximately 4% for the year to date.  With no signs of inflation and stagnant global demand for most commodities, markets just cannot seem to sustain any upside momentum.  The stock market posted new all time highs again during the month of May.  The S&P 500 Total Return Index gained another 2.3% and is up just over 15% for the year.  A stronger U.S. dollar and a perception of tepid global economic growth kept pressure on the Dow Jones UBS Commodity Index.  The Index lost over 2% during the month and was now down over 6% for the year to date.  While central banks around the world remain committed to a near zero interest rate environment in an attempt to provide fuel to weak global economic recoveries, longer term rates crept higher during the month.  The yield on the U.S.10-year Treasury closed the month at 2.16%, a new high for the year.  The perception that the central banks are going to remain committed to an “easy” monetary environment while governments put off dealing with mounting debts and budget issues might just be starting concerns on the part of bond holders.  During June, the Federal Reserve Bank announced its plan to gradually begin reducing the amount of U.S. Treasury notes and bonds it has been purchasing on a monthly basis.  This caused interest rates to rise to their highest levels in over a year.  The yield on the 10-year note rose rapidly from 2% to just over 2.5%.  While rates continue to be low by historical standards, the change of stance by the Fed did serve to dampen investors’ enthusiasm for stocks, bonds, and commodities during June.  The S&P 500 Total Return Index lost just over 1.4% during June, its first losing month since October of last year.  The Index managed to remain positive for the 2nd quarter and has gained almost 14% for the year to date.  A stronger U.S. dollar didn’t provide any help for the Dow Jones UBS Commodity Index.  The Index lost 4.72% during the month and commodities are now down over 10% for the year to date.  In the commodity sector, crude oil and natural gas have held steady while the metals markets have faced the most selling pressure.

Stocks rebounded strongly in July with the S&P 500 rising almost 5% to finish the month at a new all-time high, showing a gain of 18.20% for the year.  After a significant percentage jump in June, interest rates stabilized in July.  The 10-Year U.S. Treasury note traded in a narrow range during the month averaging 2.6%.  The markets seemed to acknowledge that the U.S. economy is growing steadily without much inflationary pressure.  Still, investors are watching the Fed very closely for any hint of a pullback from its 4-year endeavor to support the economy with easy monetary policy.  A new variable for Fed watchers was the replacement for Fed Chairman Bernanke.  The U.S. dollar remained strong against the Japanese Yen, Aussie Dollar and Canadian Dollar but slid a bit during the month against the Euro.  The Dow Jones UBS Commodity Index gained slightly during the month but remained down almost 10% for the year to date.  Stocks lost ground in August for the second time in the last three months.  Concern over military action in Syria and inconsistent economic reports seemed to have given the market a reason for pause.  The S&P was still up approximately 16% for the year to date.  U.S. Treasury yields inched higher over the course of the month.  The total return on the U.S. 10-year note was -5.39% for the year to date.  The U.S. dollar remained strong against the Japanese Yen, Australian Dollar and Canadian Dollar but remained on the weaker side versus the Euro, Pound, and the Swiss Franc.  The Dow Jones UBS Commodity Index gained just over 3% for the month on the back of stronger energy and precious metals markets, but remained down over 6% for the year to date.  Stocks regained lost ground, posted a new all-time high mid-month, then settled back a bit at month end to finish September with a 3% gain.  That puts the S&P 500 Total Return index up approximately 20% for the year to date.  Stock and bond markets were both pleased when the Federal Reserve signaled that it would not begin to taper its purchasing of treasuries in the near future.  The Fed’s decision was based on continued weakness in certain areas of the economy and concern for the lack of momentum of the nation’s overall economic recovery.  Commodities trended lower reflecting adequate supplies in agriculture markets and the lessening of tensions surrounding Egypt and Syria in the Middle East which had supported higher oil prices recently.  As a result, the Dow Jones UBS Commodity Index lost 2.55% during the month and had lost almost 9% for the year to date.  After a brief rise in August, the U.S. dollar resumed a weakening trend in September.  The U.S. Dollar Index had lost 5.6% from its recent peak in early July.

During the first half of October, the focus remained on the debt ceiling discussion in Washington. As the U.S. government shutdown became reality resulting in a lack of economic data availability uncertainty remained high creating a choppy market environment.  By mid-month, however, anxiety of a potential default of government debt payments were replaced by relief following president Barack Obama’s signing of a temporary extension until February 2014.  As a result of the extension, global equity markets surged higher with emerging market equities leading the way.  Fixed income markets also gained on the back of the decision as well as a result of soft U.S. employment data that was taken as a sign that the Fed will not start tapering any time soon.  In currency markets, the Euro strengthened against the U.S. dollar extending its bullish trend from September.  In the commodity sector, sugar futures were the big gainers on the month, reversing sharply from the long-term bearish trend that had prevailed since mid-2011.  Throughout November, mixed economic news kept markets guessing whether the U.S. recovery was a) strong enough for traders to not worry about any tapering, b) strong enough for the Fed to start tapering but too weak for traders not to worry about that, or c) too weak for the Fed to start tapering and, thus, markets enjoying more QE.  Eventually, equity markets continued their steady grind higher amid better - than-expected economic news and the quasi-confirmation of Fed vice-chair Janet Yellen as Ben Bernanke’s successor as Fed chair, which points towards a continuation of the Fed’s loose monetary policy.  In fixed income, however, bond yields ticked up somewhat. In currencies, Yen weakness persisted as carry traders continued to sell the low-yielding Japanese currency in order to fund purchases of higher-yielding assets.  In commodities, gold declined significantly, hit hard by a strengthening U.S. dollar and strong economic data.  The beginning of December was marked by high uncertainty as investors turned increasingly worried for the start of Federal Reserve tapering ahead of their policy meeting.  However, these fears were replaced by euphoria by mid-month as the Fed announced only a slight reduction of monthly asset purchases hinting that its key interest rate would stay near zero “well past the time” that that the U.S. jobless rate falls below 6.5%.  As a result, equity markets rallied broadly in the latter part of the month building on the gains seen in September, October, and November.  Energy and base metal prices also pushed higher. The fixed income sector showed a measured response to the Fed announcement while in FX markets the Japanese Yen continued to slide hitting a 5-year low against the U.S. dollar.  In precious metals, the price of gold edged lower recording its biggest yearly loss in 32 years.

We thank you for your continued support.

Past performance is not indicative of future results.

/s/ James Gabriele
James Gabriele Chief Financial Officer
R.J. O’Brien Fund Management, LLC Managing Owner RJO Global Trust

RJO GLOBAL TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Beneficial Owners of RJO Global Trust and Subsidiary:

We have audited the accompanying consolidated statements of financial condition, including the condensed consolidated schedules of investments, of RJO Global Trust and Subsidiary (the “Trust”) as of December 31, 2013 and 2012 and the related consolidated statements of operations and changes in unitholders’ capital for each of the three years in the period ended December 31, 2013.  These financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RJO Global Trust and Subsidiary as of December 31, 2013 and 2012 and the results of their operations and changes in unitholders’ capital, for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/S/ CF & Co., L.L.P.
CF & Co., L.L.P.
Dallas, Texas
March 31, 2014

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statements of Financial Condition

	December 31,	December 31,
	2013	2012
Assets

Assets:
Equity in commodity Trading accounts:
Cash on deposit with broker	$11,311,474	$2,216,652
Unrealized gain on open contracts	762,636	260,744
Purchased options on futures contracts (premiums paid $0 and $753,417, respectively)	-	728,440
Total due from broker	12,074,110	3,205,836

Cash and cash equivalents on deposit with affiliate	1,301,182	8,659,507
Cash on deposit with bank	3,230	696,111
Fixed income securities (cost $1,501,697 and $11,005,602, respectively), held by affiliate	1,465,195	11,003,681
Interest receivable	9,704	9,207
Cash on deposit with bank - Non-Trading	1,278,723	1,364,487
Prepaid expenses - Non-Trading	-	76,392

Total Assets	16,132,144	$25,015,221

Liabilities and Unitholders' Capital

Liabilities:
Equity in commodity Trading accounts:
Options written on futures contracts (premiums received $0 and $978,634, respectively)	$-	$884,242
Accrued commissions	25,241	54,558
Accrued management fees	30,223	37,239
Accrued incentive fees	118,791	-
Accrued operating expenses	139,655	209,592
Accrued offering expenses	15,033	-
Redemptions payable - Trading	557,636	565,316
Accrued legal fees - Non-Trading	79,883	2,364
Accrued management fees to U.S. Bank - Non-Trading	7,595	10,418
Distribution payable - Non-Trading	1,034	1,034
Total liabilities	975,091	1,764,763

Unitholders' capital:
Unitholders' capital (Trading):
Beneficial owners
190,458 and 274,403 units outstanding at December 31, 2013 and December 31, 2012, respectively)	13,569,363	21,106,894
4,564 and 8,103 units outstanding at December 31, 2013 and December 31, 2012, respectively)	359,349	675,323
Managing owner (535 Class A units outstanding at
December 31, 2013 and December 31, 2012, respectively)	38,117	41,153

Unitholders' capital (LLC equity/Non-Trading):
Participating owners (171,234 and 237,663 units outstanding at December 31, 2013 and December 31, 2012, respectively)	89,652	149,728
Nonparticipating owners (2,102,054 and 2,035,625 units outstanding at December 31, 2013 and December 31, 2012, respectively)	1,100,572	1,277,360

Total unitholders' capital	15,157,053	23,250,458

Total Liabilities and Unitholders' Capital	$16,132,144	$25,015,221

Net asset value per unit:
Trading:
Class A	71.25	$76.92
Class B	78.74	$83.34
LLC equity/Non-Trading	$0.52	$0.63

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Condensed Consolidated Schedules of Investments

	December 31, 2013		December 31, 2012
	Percentage of		Percentage of
	Net Assets	Fair value	Net Assets	Fair value

Long Positions
Fixed Income Securities

Commercial Paper
South Korea
Financials (cost $0 and $999,316, respectively)	-	$-	4.30%	$999,316
Australia
Financials (cost $0 and $999,542, respectively)	-	-	4.30%	999,542
Chile
Financials (cost $0 and $999,222, respectively)	-	-	4.30%	999,222
United States
Financials (cost $0 and $999,611, respectively)	-	-	4.30%	999,611
Total Commercial Paper	0.00%	-	17.20%	3,997,691

Corporate Bonds
United States
Financials (cost $1,501,697 and $0, respectively)	9.67%	1,465,195	-	-
Australia
Financials (cost $0 and $1,504,227, respectively)	-	-	6.45%	1,500,105
Total Corporate Bonds	9.67%	1,465,195	6.45%	1,500,105

Government Agencies
United States
US Government Agency (cost $0 and $5,500,084, respectively)	-	-	23.67%	5,502,285

Short-Term Investment Funds
United States
Short-Term Investment Funds (cost $0 an $3,600, respectively)	-	-	0.02%	3,600

Total Fixed Income Securities (cost $1,501,697 and $11,005,602, respectively)		$1,465,195		$11,003,681

Long Positions
Futures Positions
Agriculture	-0.15%	$(22,282)	-1.04%	$(241,904)
Currency	0.31%	46,836	0.12%	28,665
Energy	-0.14%	(21,904)	0.33%	77,294
Indices	2.98%	450,939	0.22%	50,444
Interest Rate	-0.92%	(138,783)	0.08%	19,455
Metals	0.03%	5,005	0.08%	18,129

Total long positions on open contracts		$319,811		$(47,917)

Short Positions
Futures Positions
Agriculture	1.37%	$207,657	1.39%	$324,276
Currency	0.31%	46,459	0.20%	47,442
Energy	-0.01%	(770)	-0.22%	(51,455)
Indices	-0.39%	(58,673)	-0.05%	(11,941)
Interest rates	1.15%	174,237	0.03%	7,003
Metals	0.49%	73,915	-0.03%	(6,664)

Total short positions on open contracts		$442,825		$308,661

Total unrealized gain on open contracts		$762,636		$260,744

Long put options on future contracts
Agriculture (premiums paid - $0 and $437,577, respectively)	-	$-	2.59%	$601,497

Total long put options on futures contracts		$-		$601,497

Short put options on future contracts
Agriculture (premiums received - $0 and $106,627, respectively)	-	$-	-0.44%	$(102,345)
Currency (premiums received - $0 and $73,421, respectively)	-	-	-0.41%	(95,775)
Energy (premiums received - $0 and $87,040, respectively)	-	-	-0.46%	(106,850)
Indices (premiums received - $0 and $39,900, respectively)	-	-	-0.09%	(21,850)
Interest (premiums received - $0 and $29,469, respectively)	-	-	-0.07%	(16,656)
Metals (premiums received - $0 and $6,300, respectively)	-	-	-0.02%	(4,550)

Total short put options on future contracts		$-		$(348,026)

Long call options on future contracts
Agriculture (premiums paid - $0 and $237,430, respectively)	-	$-	0.46%	$107,423
Energy (premiums paid - $0 and $78,410, respectively)	-	-	0.08%	19,520
Total long call options on future contracts		$-		$126,943

Short call options on future contracts
Agriculture (premiums received - $0 and $460,664, respectively)	-	$-	-1.64%	$(380,603)
Currency (premiums received - $0 and $83,423, respectively)	-	-	-0.31%	(71,913)
Energy (premiums received - $0 and $68,200, respectively)	-	-	-0.28%	(64,840)
Indices (premiums received - $0 and $16,800, respectively)	-	-	-0.05%	(12,000)
Metals (premiums received - $0 and $6,790, respectively)	-	-	-0.03%	(6,860)
Total short put options on future contracts		$-		$(536,216)

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statements of Operations

	Year Ended December 31,
	2013	2012	2011

Trading gain (loss):
Gain (loss) on trading of commodity contracts:
Realized gain (loss) on closed positions	$(200,091)	$(2,335,648)	$353,195
Change in unrealized gain (loss) on open positions	432,476	(36,306)	(865,419)
Realized gain (loss) on investment in
Global Diversified Managed Futures Portfolio LLC	(12,749)	-	-
Foreign currency transaction gain (loss)	(23,147)	(27,149)	167,482
Total Trading gain (loss)	196,489	(2,399,103)	(344,742)

Net investment income (loss):
Interest income	199,885	207,562	292,141
Realized gain (loss) on fixed income securities	(114,591)	(202,071)	(98,217)
Change in unrealized gain (loss) on fixed income securities	(34,582)	126,325	(106,156)
Total net investment gain (loss)	50,712	131,816	87,768

Expenses:
Commissions - Class A	777,646	1,277,188	2,004,324
Commissions - Class B	12,350	26,844	39,950
Advisory fees	28,101	51,521	62,625
Management fees	356,452	481,644	705,342
Incentive fees	118,791	29,872	155,519
Ongoing offering expenses	46,500	37,640	114,267
Operating expenses	438,000	566,360	848,733
Total expenses	1,777,840	2,471,069	3,930,760

Trading income (loss)	(1,530,639)	(4,738,356)	(4,187,734)

Non-Trading income (loss):
Interest on Non-Trading reserve	370	315	2,927
Collections in excess of impaired value	240,556	699,783	1,672,496
Legal and administrative fees	(256,885)	(155,913)	(130,495)
Management fees paid to US Bank	(220,905)	(290,228)	(233,247)
Non-Trading income (loss)	(236,864)	253,957	1,311,681

Net income (loss)	$(1,767,503)	$(4,484,399)	$(2,876,053)

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statement of Changes in Unitholders’ Capital
For the years ended December 31, 2013, 2012 and 2011

Unitholders' Capital (Trading)	Beneficial Owners - Trading Class A		Beneficial Owners - Trading Class B		Managing Owners - Trading Class A
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2010	490,278	$49,340,822	13,420	$1,405,692	11,679	$1,175,357
Trading income (loss)	-	(3,983,977)	-	(104,084)	-	(99,673)
Unitholders' contributions	10,039	943,530	2,169	219,959	-	-
Transfers from Class A to Class B	-	-	-	-	-	-
Unitholders redemptions	(144,459)	(13,802,983)	(2,892)	(290,273)	(11,144)	(1,026,827)
Balances at December 31, 2011	355,858	32,497,392	12,697	1,231,294	535	48,857
Trading income (loss)	-	(4,583,761)	-	(146,891)	-	(7,704)
Unitholders' contributions	1,574	137,436	-	-	-	-
Transfers from Class A to Class B	(52)	(4,404)	49	4,404	-	-
Unitholders redemptions	(82,977)	(6,939,769)	(4,643)	(413,484)	-	-
Balances at December 31, 2012	274,403	21,106,894	8,103	675,323	535	41,153
Trading income (loss)	-	(1,498,416)	-	(29,187)	-	(3,036)
Transfers from Class A to Class B	(156)	(10,854)	142	10,854	-	-
Unitholders redemptions	(83,789)	(6,028,261)	(3,681)	(297,641)	-	-
Balances at December 31, 2013	190,458	$13,569,363	4,564	$359,349	535	$38,117

Unitholders' Capital (Trading)	Total Unitholders' Capital - Trading
	Units	Dollars
Balances at December 31, 2010	515,377	$51,921,871
Trading income (loss)	-	(4,187,734)
Unitholders' contributions	12,208	1,163,489
Transfers from Class A to Class B	-	-
Unitholders' redemptions	(158,495)	(15,120,083)
Balances at December 31, 2011	369,090	33,777,543
Trading income (loss)	-	(4,738,356)
Unitholders' contributions	1,574	137,436
Transfers from Class A to Class B	(3)	-
Unitholders' redemptions	(87,620)	(7,353,253)
Balances at December 31, 2012	283,041	21,823,370
Trading income (loss)	-	(1,530,639)
Transfers from Class A to Class B	(14)	-
Unitholders' redemptions	(87,470)	(6,325,902)
Balances at December 31, 2013	195,557	$13,966,829

Unitholders' Capital (LLC Equity/Non-Trading)	Participating Owners-		Nonparticipating Owners-		Total Unitholders' Capital-
	LLC Equity/Non-Trading		LLC Equity/Non-Trading		LLC Equity/Non-Trading
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2010	407,463	$737,509	1,865,825	$3,376,518	2,273,288	$4,114,027
Non-Trading income (loss)	-	148,123	-	1,163,558	-	1,311,681
Reallocation due to Redemptions	(100,656)	(165,608)	100,656	165,608	-	-
Unitholders' distribution	-	(561,489)	-	(3,689,555)	-	(4,251,044)
Balances at December 31, 2011	306,807	158,535	1,966,481	1,016,129	2,273,288	1,174,664
Non-Trading income (loss)	-	23,115	-	230,842	-	253,957
Reallocation due to Redemptions	(69,144)	(31,922)	69,144	31,922	-	-
Unitholders' distribution	-	-	-	(1,533)	-	(1,533)
Balances at December 31, 2012	237,663	149,728	2,035,625	1,277,360	2,273,288	1,427,088
Non-Trading income (loss)	-	(22,145)	-	(214,719)	-	(236,864)
Reallocation due to Redemptions	(66,429)	(37,931)	66,429	37,931	-	-
Unitholders' distribution	-	-	-	-	-	-
Balances at December 31, 2013	171,234	$89,652	2,102,054	$1,100,572	2,273,288	$1,190,224

Total Unitholders Capital at December 31, 2013						$15,157,053

	Unitholders' Capital	Unitholders' Capital	Unitholders' Capital
	Trading Class A	Trading Class B	(LLC Equity/Non-Trading)
Net asset value per unit at December 31, 2012	$76.92	$83.34	$0.63
Net change per unit	(5.67)	(4.60)	(0.11)
Net asset value per unit at December 31, 2013	$71.25	$78.74	$0.52

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements –
December 31, 2013, 2012, 2011

(1)	General Information and Summary

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

Pursuant to an Investment Management Agreement dated August 30, 2013 (the “Investment Management Agreement”), the Managing Owner appointed RPM Risk & Portfolio Management Aktiebolag, a limited liability company organized under the laws of Sweden, as investment manager to the Trust (“RPM” or the “Investment Manager”).  The Trust is a multi-advisor commodity pool where trading decisions for the Trust are delegated to multiple independent commodity trading advisors (each a “Trading Advisor” and collectively, the “Trading Advisors”) representing the Investment Manager’s “Evolving Manager Program”.  The Trust’s assets are allocated to O’Brien Alternative Strategic Investment Solutions, LLC (“RJ OASIS”), a Delaware series limited liability company operated by RJOFM.  Each “series” of RJ OASIS feeds into a separate trading company established to facilitate trading by a particular Trading Advisor (each “Trading Company” and collectively, the “Trading Companies”).

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

The Trust currently offers two classes of units on a private basis: Class A units and Class B units.  Class A units are subject to a selling commission.  Class B units are not charged a selling commission, and will only be offered to certain qualified investors participating in a program through certain financial advisors.  Both Class A and Class B units are traded pursuant to identical trading programs and differ only in respect to selling commissions.  See Note (8) for further detail regarding commissions.  See Note (12) for subsequent events.

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

Prior to December 1, 2006, the managing owner of the Trust was Refco Commodity Management, Inc. (“RCMI”).  An affiliate of RCMI, Refco Capital Markets, Ltd. (“REFCO, LTD”) had held certain assets of the Trust, acting as the Trust’s broker of forward contracts during 2005.  During that year, REFCO, LTD experienced financial difficulties resulting in RCMI’s inability to liquidate the assets.  REFCO, LTD filed for bankruptcy protection in October, 2005.  As a result, the Trust held a bankruptcy claim against REFCO, LTD.

Effective January 1, 2007, JWH Special Circumstance LLC (the “LLC”), a Delaware limited liability company, was established to pursue the claims against REFCO, LTD.  Any assets or liabilities held by the LLC are designated as “Non-Trading.” Any revenue earned or expenses incurred by the LLC are also designated as “Non-Trading.”  The Trust is the sole member of the LLC and holds that membership for the benefit of the unitholders who were investors in the Trust at the time of the bankruptcy of REFCO, LTD.  U.S. Bank National Association (“US Bank”) is the manager of the LLC.  US Bank may make distributions to the unitholders, as defined above, upon collection, sale, settlement or other disposition of the bankruptcy claim and after payment of all fees and expenses pro rata to the unitholders, as follows:

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

See Note (6) for further detail regarding collection and distribution activity related to the assets held at REFCO, LTD.

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

(c)    Revenue Recognition

Commodity futures contracts, forward contracts, physical commodities, and related options are recorded on their trade date.   All such transactions are recorded on a mark-to-market basis and measured at fair value daily.  Unrealized gains on open contracts reflected in the consolidated statements of financial condition represent the difference between original contract amount and fair value (as determined by exchange settlement prices for futures contracts and related options and cash dealer prices at a predetermined time for forward contracts, physical commodities, and their related options) as of the last business day of the reporting period or as of the last date of the consolidated financial statements.  As the broker has the right of offset, the Trust presents unrealized gains and losses on open futures contracts (the difference between contract trade price and quoted market price) as a net amount in the consolidated statements of financial condition.  Any change in net unrealized gain or loss on futures and forward contracts from the preceding period is reported in the consolidated statements of operations.  Gains or losses are realized when contracts are liquidated.

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

At December 31, 2013, the Trust earns interest on 100% of the Trust’s average daily balances on deposit with RJO during each month at 100% of the average four-week Treasury bill rate for that month in respect of deposits denominated in dollars.  For deposits denominated in other currencies, the Trust earns interest at a rate of one-month LIBOR less 100 basis points.  To the extent excess cash is not invested in securities, such cash will be subject to the creditworthiness of the institution where such funds are deposited.  The Trust also earns interest on cash and cash equivalents held at Wells Fargo Bank N.A. (“Wells”) and managed by RJO Investment Management, LLC (“RJOIM”), an affiliate of the Managing Owner.

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

(g)           Valuation of Assets Held at Refco Capital Markets, Ltd.

The Trust recorded an impairment charge against its assets held at REFCO, LTD at December 31, 2005, based on management’s estimate of fair value at that time.  Subsequent recoveries from REFCO, LTD were credited against the then book value of the claim.  On June 28, 2007, the Trust’s cumulative recoveries from REFCO, LTD exceeded the book value of the impaired assets held at REFCO, LTD, which resulted in no remaining book value for those assets.  All recoveries in excess of the book value of the impaired assets have been recorded as “Collections in excess of impaired value” on the Trust’s consolidated statements of operations.   Any future administrative and/or legal expenses associated with liquidation of the assets held at REFCO, LTD have not been reflected as such future expenses are not capable of being estimated. See Note (6) for further details.

(h)           Recent Pronouncements

In December 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-11 “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”) requiring disclosure of both gross and net information related to offsetting and related arrangements enabling users of its financial statements to understand the effect of those arrangements on the entity’s financial position.  ASU 2011-11 is effective for interim and annual periods beginning on or after January 1, 2013.  An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.  Adoption of ASU 2011-11 will expand the Trust’s disclosures, but will have no effect on the Trust’s net assets.  The Trust adopted ASU 2011-11in 2013, with additional disclosure included in Note 11.

In June 2013, the FASB issued ASU 2013-08, Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements (“ASU 2013-08”), containing new guidance on assessing whether an entity is an investment company, requiring non-controlling ownership interest in investment companies to be measured at fair value and requiring certain additional disclosures. This guidance is effective for annual and interim periods beginning on or after December 15, 2013. The Trust currently follows the guidance within the Investment Companies Topic of the FASB Accounting Standards Codification.  The Trust does not expect the adoption of ASU 2013-08 to have a material effect on the Trust's consolidated financial statements.

(3)	Fees

Management fees are accrued and paid monthly.  Incentive fees are accrued monthly and paid quarterly.  Trading decisions for the period of these financial statements were made by the Trading Advisors.

Pursuant to the Trust’s agreements with the Trading Advisors, each Trading Advisor receives a monthly management fee at the rate of up to 0.08333% (a 1% annual rate) of the Trust’s month-end net assets calculated after deduction of brokerage fees, but before reduction for any incentive fee or other costs and before inclusion of new unitholder subscriptions and redemptions for the month.  These management fees are not paid on the LLC’s net assets.

The Trust also pays the Trading Advisors a quarterly incentive fee of up to 25% of the “New Trading Profit,” if any, of the Trust.  The incentive fee is based on the performance of each Trading Advisor’s portion of the assets allocated to them.  New Trading Profit in any quarter is equal to the “Trading Profit” for such quarter that is in excess of the highest level of such cumulative trading profit as of any previous calendar quarter-end.  Trading Profit is calculated by including realized and unrealized profits and losses, excluding interest income, and deducting the management fee and brokerage fee.

(4)	Income Taxes

It is expected that that the Trust will be treated as a “partnership” for both U.S. federal and state tax purposes.  As such, no provision for U.S. federal income taxes has been made in the accompanying consolidated financial statements as each beneficial owner is responsible for reporting income (loss) based on its pro rata share of the profits or losses of the Trust.  The only significant differences in financial and income tax reporting basis are ongoing offering costs.

The Trust files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions.  The Trust’s U.S. federal income tax returns for all tax years ended on or after December 31, 2009, remain subject to examination by the Internal Revenue Service.  The Trust’s state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, generally ranging from three to five years from the date of filing.

(5)	Trading Activities and Related Risks

The Trust engages in the speculative trading of U.S. and international futures contracts, options, and forward contracts (collectively derivatives) through the trading instructions of the Trading Advisors.  These derivatives include both financial and non-financial contracts held as part of a diversified trading strategy.  The Trust is exposed to both market risk - the risk arising from changes in the market value of the contract - and credit risk - the risk of failure by another party to perform according to the terms of a contract.

The purchase and sale of futures requires initial and on-going margin deposits with a futures commission merchant (“FCM”).  The Commodity Exchange Act requires an FCM to segregate or secure all customer transactions and assets from the FCM’s proprietary activities.  A customer’s cash and other property, such as U.S. Treasury Bills, deposited with an FCM are considered commingled with all other customer funds subject to the FCM’s segregation requirements.  In the event of an FCM’s insolvency, recovery may be limited to a customer’s pro rata share of segregated funds.  It is possible that the recovered amount could be less than the total of cash and other property deposited by the customer.

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

Net trading results from derivatives for the years ended December 31, 2013, 2012, and 2011 are reflected in the consolidated statements of operations and are equal to the gain or loss from trading less brokerage commissions.  Such trading results reflect the net gain or loss arising from the Trust’s speculative trading of futures contracts, options and forward contracts through the trading instructions of the Trading Advisors.

The Trust invests its margin in fixed income securities as permitted by the Commodity Futures Trading Commission (“CFTC”) regulations regarding acceptable securities for investment of segregated assets and the RJOIM agreement with the Trust.  Such acceptable securities, include, but are not limited to, U.S. Treasury and government agencies’ securities, purchase agreements collateralized by U.S. Treasury and government agencies, corporate debt securities, and bank debt securities.  The Trust’s total investment in corporate debt securities, bank deposit securities, and certificate of deposits combined cannot exceed 40% of the Trust’s total assets.

The beneficial owners bear the risk of loss only to the extent of the market value of their respective investments.

See Note (11) for further details on Derivative Instruments and Hedging Activities.

(6)	Assets Held at Refco Capital Markets, Ltd.

Effective October 31, 2005, $57,544,206 of equity and 2,273,288 in substitute units, which represented the assets held at REFCO, LTD plus $1,000,000 in cash, were transferred to a Non-Trading account, as explained in Note 2(g).  On December 31, 2005 the $56,544,206 of assets held at REFCO, LTD were reduced by $39,580,944 for impairment to $16,963,262, or 30% of the original value of the assets.  The table below summarizes all recoveries from REFCO, LTD and distributions to redeemed and continuing unitholders.

Recoveries from REFCO, LTD, Distributions paid by US Bank from the LLC, and effect on impaired value of assets held at REFCO, LTD
	Amounts Received from		Balance of	Collections in Excess of		Cash Distributions to Non-Participating	Additional Units in Trust for Participating Owners
Date	REFCO, LTD		Impaired Value	Impaired Value		Owners	Units	Dollars
12/29/06	$10,319,318		$6,643,944	$-		$4,180,958	54,914	$5,154,711
04/20/07	2,787,629		3,856,315	-		-	-	-
06/07/07	265,758		3,590,557	-		-	-	-
06/28/07	4,783,640		-	1,193,083		-	-	-
07/03/07	5,654		-	5,654		-	-	-
08/29/07	-		-	-		2,787,947	23,183	1,758,626
09/19/07	2,584,070		-	2,584,070		-	-	-
12/31/07	2,708,467		-	2,708,467		-	-	-
03/28/08	1,046,068		-	1,046,068		-	-	-
04/29/08	-		-	-		2,241,680	10,736	1,053,815
06/26/08	701,148		-	701,148		-	-	-
12/31/08	769,001		-	769,001		-	-	-
06/29/09	2,748,048		-	2,748,048		-	-	-
12/30/09	1,102,612		-	1,102,612		-	-	-
05/19/10	1,695,150		-	1,695,150		-	-	-
06/04/10	14,329,450	*	-	14,329,450	*	-	-	-
08/01/10	-		-	-		16,076,112	40,839	3,928,806
10/15/10	282,790	*	-	282,790	*	-	-	-
12/30/10	563,163	*	-	563,163	*	-	-	-
06/02/11	343,664	*	-	343,664	*	-	-	-
08/30/11	1,328,832	*	-	1,328,832	*	-	-	-
12/01/11	-		-	-		3,689,555	6,168	561,489
10/31/12	404,908	*	-	404,908	*	-	-	-
12/05/12	294,875	*	-	294,875	*	-	-	-
08/05/13	240,556	*	-	240,556	*	-	-	-

Totals	$49,304,801		$-	$32,341,539		$28,976,252	135,840	$12,457,447

*The collections on June 4, 2010 were from a settlement agreement (the “Settlement Agreement”) reached with Cargill, Inc. and Cargill Investors Services, Inc. (together, “Cargill”).  The gross collections of $15,300,000 on June 4, 2010, were reduced by $970,550, which represented Cargill’s percentage of distributions, as defined in the Settlement Agreement.  All subsequent collections are shown net and were reduced by Cargill’s percentage of distributions at 57.25% of the gross collections.

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

         Level 3 inputs are unobservable inputs for an asset or liability.  Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.  As of December 31, 2013 and December 31, 2012, the Trust did not have any Level 3 assets or liabilities.

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

The following table presents the Trust’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012, respectively:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Unrealized gain on open contracts:
Futures positions	$762,636	$-	$-	$762,636
Fixed income securities	-	1,465,195	-	1,465,195
Total assets	762,636	1,465,195	-	2,227,831

Total fair value	$762,636	$1,465,195	$-	$2,227,831

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Unrealized gain on open contracts:
Futures positions	$260,744	$-	$-	$260,744
Purchased options on futures contracts	728,440	-	-	728,440
Fixed income securities	-	11,003,681	-	11,003,681
Total assets	989,184	11,003,681	-	11,992,865

Liabilities
Options written on futures contracts	884,242	-	-	884,242
Total fair value	$104,942	$11,003,681	$-	$11,108,623

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

Until October 22, 2013, the Trust’s brokerage fee constitutes a “wrap fee” of  4.67% of the Trust’s month-end assets on an annual basis (0.38916%  monthly) with respect to Class A units and 2.67% of the Trust’s month-end assets on an annual basis (0.225% monthly) with respect to Class B units, which covers the fees described below.  “Brokerage fee” includes the following across each class of units:

Recipient	Nature of Payment	Class A Units	Class B Units
Managing Owner	Managing Owner fee**	0.75%	0.75%
Selling Agent	Selling commission	2.00%	0.00%
Managing Owner	Underwriting expenses***	0.35%	0.35%
Managing Owner	Clearing, NFA, and exchange fees (capped at)*	1.57%	1.57%
		4.67%	2.67%

* Beginning October 22, 2013, the Trust unbundled these expenses; these expenses are approximately, 0.92% of the net asset value for both Class A and Class B.

** Effective October 22, 2013, the Managing Owner fee was reduced to 0.50% and waived for the 4th quarter, 2013.

*** Effective October 22, 2013, Underwriting expenses were waived for the 4th quarter, 2013.

There is no significant effect on the Trust’s financial highlights in Note 9 related to these waivers.

Commissions were not paid with respect to the LLC net assets.

(9)       Financial Highlights

The following financial highlights show the Trust’s financial performance of the Trading units for the periods ended December 31, 2013, 2012 or 2011.  Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period, and is not annualized.  Total return is calculated based on the aggregate return of the Trust’s Trading units taken as a whole.

	Class A			Class B
	2013	2012	2011	2013	2012	2011
Per share operating performance:
Net asset value of Trading units, beginning of period	$76.92	$91.32	$100.64	$83.34	$96.98	$104.75
Total Trading income (loss):
Trading gain (loss)	1.37	(7.26)	(0.27)	1.53	(7.78)	(0.28)
Investment income	0.20	0.39	0.20	0.22	0.42	0.22
Expenses	(7.24)	(7.53)	(9.25)	(6.35)	(6.28)	(7.71)
Trading income (loss)	(5.67)	(14.40)	(9.32)	(4.60)	(13.64)	(7.77)
Net asset value of Trading units, end of period	$71.25	$76.92	$91.32	$78.74	$83.34	$96.98

Total return:
Total return before incentive fees	(6.72%)	(15.66%)	(8.88%)	(4.79%)	(13.95%)	(7.08%)
Less incentive fee allocations	(0.66%)	(0.11%)	(0.38%)	(0.73%)	(0.11%)	(0.34%)
Total return	(7.38%)	(15.77%)	(9.26%)	(5.52%)	(14.06%)	(7.42%)

Ratios to average net assets:
Trading income (loss)	(8.61%)	(17.28%)	(10.32%)	(5.78%)	(15.40%)	(7.94%)
Expenses:
Expenses, less incentive fees	(9.30%)	(9.15%)	(9.30%)	(7.33%)	(7.19%)	(7.34%)
Incentive fees	(0.66%)	(0.11%)	(0.38%)	(0.73%)	(0.11%)	(0.34%)
Total expenses	(9.96%)	(9.26%)	(9.68%)	(8.06%)	(7.30%)	(7.68%)

The calculations above do not include activity within the Trust’s Non-Trading Accounts.

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the periods ended December 31, 2013, 2012 and 2011. The amounts are not annualized.

(10)	Cash Management Agreement with Affiliate.

On October 6, 2010, the Managing Owner retained RJOIM, an SEC registered investment adviser and an affiliate of the Managing Owner, as cash manager.  The assets managed by RJOIM are held in segregated accounts in custody at Wells.   RJOIM is paid an annual fee, currently 0.20% calculated and accrued daily at a rate equal to 1/360 of the principal balance.  As of December 31, 2013 and 2012, the Trust’s deposits held by RJOIM consisted of cash of $1,301,182 and $8,659,507, respectively, and fixed income securities of $1,465,195 and $11,003,681, respectively.  Advisory fees earned by RJOIM aggregated $28,101, $51,521, and $62,625, for the years ended December 31, 2013, 2012 and 2011 respectively.

(11)       Derivative Instruments and Hedging Activities.

The Trust does not utilize “hedge accounting” and instead “marks-to-market” its derivatives through operations.

Derivatives not designated as hedging instruments:

As of December 31, 2013
	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$223,192	$(37,817)	$185,375
Currency	94,958	(1,663)	93,295
Energy	15,843	(38,517)	(22,674)
Indices	438,814	(46,548)	392,266
Interest Rates	129,505	(94,051)	35,454
Metals	78,920	-	78,920
	$981,232	$(218,596)	$762,636

As of December 31, 2012
	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$678,316	$(369,972)	$308,344
Currency	94,041	(185,622)	(91,581)
Energy	76,522	(202,853)	(126,331)
Indices	60,504	(55,851)	4,653
Interest Rates	30,579	(20,778)	9,801
Metals	23,749	(23,693)	56
	$963,711	$(858,769)	$104,942

The above reported fair values are included in equity in commodity trading accounts – unrealized gain on open contracts and in purchased options on futures and written options on futures contracts in the consolidated statements of financial condition as of December 31, 2013 and 2012, respectively.

Trading gain (loss) for the following periods:

	Year ended December 31
Type of Futures Contracts	2013	2012	2011
Agriculture	$441,400	$(361,619)	$(1,105,067)
Currency	(221,046)	(598,618)	(1,380,681)
Energy	(430,320)	(483,184)	63,841
Indices	394,694	(655,571)	865,269
Interest Rates	(204,765)	162,682	935,552
Metals	229,275	(462,793)	276,344
	$209,238	$(2,399,103)	$(344,742)

See Note (5) for additional information on the Trust’s purpose for entering into derivatives not designed as hedging instruments and its overall risk management strategies.

(12)       Subsequent Events.

Pursuant to an Investment Management Agreement dated August 30, 2013, the Managing Owner appointed RPM Risk & Portfolio Management Aktiebolag, a limited liability company organized under the laws of Sweden, as investment manager to the Trust.  In connection with such appointment, the Trust discontinued its offering of the Class A and Class B units of the Trust.  The Trust began offering Class C and Class D units on January 15, 2014.

The Trust expects to pay annual expenses of approximately 6.30% (for Class C units) to 11.12% (for Class D units) after taking into account estimated interest income of its average month-end assets.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ James Gabriele
James Gabriele Chief Financial Officer R.J. O’Brien Fund Management, LLC
The Managing Owner and Commodity Pool Operator of
RJO Global Trust
March 31, 2014