Form 10-K, Exhibit 13
period 2014-12-31
RJO GLOBAL TRUST
filed 2015-03-27
CIK 1027099

 Exhibit 13.01

Message from the Managing Owner

Dear Unitholder:

The RJO Global Trust Class A units posted a loss of (5.27%) and Class B units posted a loss of (3.35%) for 2014.  The NAV per unit for Class A at year-end was $67.49 and for Class B at year end was $76.11 (please see Note (1) and Note (9) in the notes to financial statements for more information with respect to the calculation of net asset value) compared to $71.25 per Class A unit at the beginning of the year and $78.74 per unit for Class B.  During 2014 no Class A or Class B units were purchased and no Class A units were converted to Class B units.

A sudden pick-up in risk aversion brought about by speculation about a Chinese credit crisis and escalating political tensions in Ukraine, Thailand and Turkey was the major theme in January.  As a result, equity markets sold off broadly, particularly in emerging markets, thereby reversing the rally experienced in late December.  Investors instead bought into the safe haven appeal of bonds and gold sending prices higher in related securities.  In the currency sector, the U.S. dollar reversed its long term bullish trend against the Japanese yen while the Canadian dollar hit a four-year low amid speculation that slowing economic growth will push the Bank of Canada closer to considering lowering interest rates.  In energy markets, natural gas surged to a four-year high as forecasts for tumbling stockpiles during a frigid winter prompted the strongest rally in 19 months.  The month of February started off with yet another market sell off as a disappointing ISM Manufacturing Report pushed stocks down sharply.  However, equity markets recovered strongly with global indices ending the month shy of historical record high levels amid confidence about the economy being strong enough to withstand future cuts to monetary stimulus.  Weather-related soft data coming out of the U.S. and escalating political tensions in Ukraine were not enough to dampen the optimism in the equity sector.  Most of the price action was otherwise seen in soft commodities where the price of soybeans reacted positively to the hot and dry weather in the world’s top exporting countries Argentina and Brazil.  The equity rally seen in late February was – once again – reversed during the first half of the March, this time around, on escalating tensions in Ukraine where Russia reclaimed Crimea despite threats of international sanctions.  Equity indices were also weighed down by the fact that China experienced its first domestic corporate bond default in recent history while at the same time presenting data that pointed to a continued decline in manufacturing growth.  Furthermore, the accompanying statements from Janet Yellen’s first meeting as new FOMC chairman, where she said that the Fed’s stimulus program would most likely be finished by the fall and that a rate hike could come as soon as early 2015, added to investor anxiety.  As a result, equity markets remained weak throughout the first half of March while bond yields and the U.S. dollar edged higher following FOMC.  However, in the latter part of the month, risky assets were again on the rise on easing concerns for Russia and supported by strong economic data.  Elsewhere, soft commodities such as meat and soybeans rallied throughout the month as supplies remain tight due to droughts, higher feed costs, and lower profitability for farmers and high demand especially from emerging markets.

The month of April was characterized by continued investor anxiety over the escalating tensions in Ukraine which translated into highly choppy market action.  Despite strong warnings from the European leaders and U.S. president Barack Obama hinting of further significant sanctions against the country, the violence reportedly continued adding pressure to financial markets early in the month.  Standard & Poor’s also cut Russia’s credit rating to one notch above junk, citing large capital outflows in the first quarter.  Having experienced selling pressure in the first half of the month, equities recovered towards month end with the S&P 500 ending just shy of record levels.  In the energy sector, the geopolitical tensions pushed prices higher early in the month but turned lower as the month progressed.  Fixed income markets experienced falling yields and higher prices, especially in Europe where the central bank hinted of potential large scale asset purchases in order to battle low inflation.  In commodity markets, the crop sector experienced higher prices fueled by reports showing increased international demand for U.S. crops.  In May, despite the ongoing conflict in Ukraine, financial markets took little notice with U.S. equity markets, as measured by the S&P 500 ending at all-time-high levels.  Stocks were primarily supported by dovish language in the latest FOMC meeting minutes.  Fixed income markets experienced higher prices and falling yields on expectations for a continued low rate environment, especially in Europe where the European Central Bank (“ECB”) is now expected to reduce its target rate further next month.  Thus, in currencies, the euro reversed its long-term bullish trend against the greenback with weak inflation numbers coming out of the Eurozone supporting the view of a quantitative easing approach from the ECB.  In commodity markets, supported by the Ukraine conflict, the price of oil continued to march higher.  Towards the end of the month, gold drifted down to a 3-month low amid the broadly positive mood in equity markets and little inflation fears.  Central bank action and language was in the spotlight in June.  In the U.S., Federal Reserve chairman Janet Yellen stated that the Federal Reserve is now expecting the U.S. economy to expand at a slower-than-previously-expected rate.  At the same time, the ECB took measures to come to terms with a potentially deflationary environment by lowering key interest rates.  In the UK, the Bank of England surprised the market by hinting that interest rates might rise sooner than anticipated.  The continued dovish Federal Reserve language sent U.S. equity markets to record highs, while fixed income markets were on the rise in Europe.  In response to the Bank of England announcement, the British pound surged to a 5-year high against the U.S. dollar.  In commodity markets, recent bearish trends in precious metals reversed sharply on geopolitical tensions, this time in Iraq.  For the same reason, the price of crude oil continued higher on the back of fears for supply disruptions, thereby supporting the existing bullish trend.

Underlying bullish trends in risky assets as well as in fixed income markets continued during the first part of July.  However, as the month progressed markets turned more nervous; heightened concerns about the situation in Ukraine following the shooting down of a Malaysian Airlines passenger jet, jitters about potential interest rate hikes following a rise in the U.S. Employers Cost Index and the Standard & Poor’s default downgrade on Argentina after the government missed a deadline for paying interest on $13 billion of restructured bonds all added to anxiety.  Equity markets sold off sharply towards month end as volatility came back into the picture with the VIX surging 27% on the very last trading day of the month.  In energies, crude oil snapped a three month winning streak slipping below the $100 per barrel mark on bearish U.S. inventory data.  In fixed income, the German 10-year bond yield fell to a record low by mid-month; however, yields inched higher towards month end leading U.S. treasury prices to their third monthly loss of the year.  In agricultural commodities, corn continued to slide as the U.S. Department of Agriculture in a report predicted that U.S. farmers may harvest the second biggest corn crop ever this year.  The bullish trends in fixed income and equity markets seen during the first half of July resurfaced in August.  In fixed income, yields turned lower as soft unemployment data coming out of the U.S. pushed investors’ expectations on coming interest rate hikes forward.  Continued tensions between Russia and Ukraine coupled with concerns for European growth prospects also added to upward pressure in bonds.  However, equity markets managed to shrug off geopolitical tensions and marched higher, building on what has been a long-lasting bullish trend.  In currencies, the U.S. dollar recorded gains against major currencies while in agricultural commodities, Vladimir Putin’s decision to ban imports of agricultural products from countries that have imposed sanctions on Russia had a negative impact on certain contracts, most notably within meats.  Most of last month’s market action was seen in currency and fixed income.  The prospect of higher U.S. interest rates, fueled by indications from the Fed that rate hikes are likely to come sooner than the market had anticipated, supported the U.S. dollar which continued to strengthen significantly against other major currencies.  The Japanese yen sold off sharply plummeting to a 6-year low against the greenback.  In fixed income markets, yields on shorter-dated U.S. government bonds climbed mid-month to the highest levels in more than three years as worries over higher interest rates drove investors to cut holdings.  In the commodity sector, U.S. corn prices fell to a 5-year low on higher-than-expected supplies.  Wheat futures also fell after the USDA's stockpile estimates topped analysts’ expectations.  In metals, gold and silver prices dropped 6% and 12% respectively during the month as a consequence of the rise in the U.S. currency.

October presented some wild market action as the VIX spiked and risky assets plunged, in the beginning of the month, following disappointing U.S. economic data, concerns of a German economic slowdown, and magnified fears about the Ebola spread.  However, risk appetite returned towards month end underpinned by news that the Bank of Japan would expand its already aggressive monetary policy.  In addition, Japan’s traditionally largest buyer of government bonds, i.e. the Government Pension and Investment Fund, was reported to more than double its allocation to domestic stocks, which sent Japanese equities significantly higher and made the yen plunge to a near 7-year low.  Elsewhere in currencies, the U.S. dollar continued to strengthen against the euro, supported by the Federal Reserve’s announcement that its program of Quantitative Easing was to end in October.  At the same time, the Fed stated that interest rates would remain on hold at their current lows for a considerable time.  Fixed income markets experienced muted reactions to this statement but saw wild swings during the month with bond yields plunging mid-month, only to recover as the month progressed.  In commodity markets, the price of oil fell hard on concerns about abundant supply and sluggish demand, at the same time, trend reversals were seen in soybeans and wheat leading to losses for momentum based strategies.  In metals, gold prices declined to 4-year low levels amid continued low inflation figures.  November continued where October left off; some trends even accelerated towards month end.  Equity markets continued to post moderate gains throughout the month, with some indices reaching new record highs, as economic news in the U.S. such as third quarter GDP, consumer confidence, and initial jobless claims came in better-than-expected.  In currencies, the U.S. dollar strengthened further against the euro and the Japanese yen as the U.S. economy is looking increasingly good compared to the rest of the world with Japan slipping back into recession while the ECB continues to fight deflation.  In fixed income, government bond yields moved lower amid the generally lackluster growth picture painted outside the U.S.  In particular, towards month end, yields in the Eurozone hit their lowest on record as German CPI fell to a 5-year low sparking speculation that the ECB could soon embark on “full-blown” QE.  That being said, commodities were last month’s hotspot with crude oil tumbling to a 4-year low below U.S. $70/barrel as OPEC failed to agree on any production cuts in order to support prices.  In December, the rally in equity markets took a breather.  Stock markets dropped sharply mid-month as the relentless decline in oil prices and Russia’s ongoing ruble crisis had unsettled market participants.  Increasing growth concerns outside of the U.S. and disappointment after the ECB’s decision to table any more stimuli until next year added to risk aversion.  However, equities rebounded substantially towards year-end, some indices reaching record highs, following the impressive upward revision to U.S. GDP in the third quarter and reassurance from the Fed.  This improvement in economic conditions in the U.S. also helped the dollar to its highest level against other major currencies in more than eight years.  In commodity markets, oil continued on its downward path albeit at a milder pace due to OPEC’s inaction after the International Energy Agency cut its global demand forecast for 2015.  In fixed income, yields were generally lower amid the weaker global growth outlook.

We thank you for your continued support.

Past performance is not indicative of future results.

/s/ James Gabriele
James Gabriele Chief Financial Officer
R.J. O’Brien Fund Management, LLC Managing Owner RJO Global Trust

RJO GLOBAL TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Beneficial Owners of RJO Global Trust and Subsidiary:

We have audited the accompanying consolidated statements of financial condition, including the condensed consolidated schedules of investments, of RJO Global Trust and Subsidiary (the “Trust”) as of December 31, 2014 and 2013 and the related consolidated statements of operations and changes in unitholders’ capital for each of the three years in the period ended December 31, 2014.  These financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RJO Global Trust and Subsidiary as of December 31, 2014 and 2013 and the results of their operations and changes in unitholders’ capital, for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/S/ CF & Co., L.L.P.
CF & Co., L.L.P.
Dallas, Texas
March 27, 2015

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statements of Financial Condition

	December 31,	December 31,
	2014	2013
Assets

Assets:
Equity in commodity Trading accounts:
Cash on deposit with broker	$8,868,386	$11,311,474
Unrealized gain on open contracts	481,931	762,636
Total due from broker	9,350,317	12,074,110

Cash and cash equivalents on deposit with affiliate	512,044	1,301,182
Cash on deposit with bank	577,715	3,230
Fixed income securities (cost $0 and $1,501,697, respectively), held by affiliate	-	1,465,195
Interest receivable	85	9,704
Cash on deposit with bank - Non-Trading	1,488,635	1,278,723

Total Assets	$11,928,796	$16,132,144

Liabilities and Unitholders' Capital

Liabilities:
Equity in commodity Trading accounts:
Options written on futures contracts (premiums received $16,012 and $0, respectively)	$15,976	$-
Accrued commissions	22,388	25,241
Accrued management fees	21,207	30,223
Accrued incentive fees	126,277	118,791
Accrued operating expenses	175,834	139,655
Accrued offering expenses	18,660	15,033
Subscription received in advance	500,000	-
Redemptions payable-Trading	289,671	557,636
Accrued legal fees- Non-Trading	2,000	79,883
Accrued management fees to U.S. Bank-Non-Trading	11,407	7,595
Distribution payable - Non-Trading	258,800	1,034
Total liabilities	1,442,220	975,091

Unitholders' capital:
Unitholders' capital (Trading):
Beneficial owners
Class A (135,669 and 190,458 units outstanding at December 31, 2014 and December 31, 2013, respectively)	9,156,293	13,569,363
Class B (1,021 and 4,564 units outstanding at December 31, 2014 and December 31, 2013, respectively)	77,713	359,349
Managing owner (535 Class A units outstanding at December 31, 2014 and December 31, 2013, respectively)	36,107	38,117

Unitholders' capital (LLC equity/Non-Trading):
Participating owners (115,497 and 171,234 units outstanding at December 31, 2014 and December 31, 2013, respectively)	61,804	89,652
Nonparticipating owners (2,157,791 and 2,102,054 units outstanding at December 31, 2014 and December 31, 2013, respectively)	1,154,659	1,100,572

Total unitholders' capital	10,486,576	15,157,053

Total Liabilities and Unitholders' Capital	$11,928,796	$16,132,144

Net asset value per unit:
Trading:
Class A	$67.49	$71.25
Class B	$76.11	$78.74
LLC equity/Non-Trading	$0.54	$0.52

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Condensed Consolidated Schedule of Investments

	December 31, 2014				December 31, 2013
	Face	Maturity	Percentage of		Face	Maturity	Percentage of
	Value	Date	Net Assets	Fair value	Value	Date	Net Assets	Fair value
Securities owned

Corporate Bonds
BB & T Corp Note, 2.05% ( cost $0 and $762,121, respectively)	$-	NA	NA	$-	$750,000	4/28/2014	4.97%	$752,693
Goldman Sachs Group Inc Note, 6.00% (cost $0 and $739,576, respectively)	-	NA	NA	-	700,000	5/1/2014	4.70%	712,502
Total Corporate Bonds					1,450,000		9.67%	1,465,195

Total Fixed Income Securities (cost $0 and $1,501,697, respectively)				$-				$1,465,195

Long Positions
Futures Positions
Agriculture			-0.50%	$(52,553)			-0.15%	$(22,282)
Currency			0.00%	-			0.31%	46,836
Energy			-0.12%	(12,759)			-0.14%	(21,904)
Indices			0.00%	(175)			2.98%	450,939
Interest Rate			1.59%	166,261			-0.92%	(138,783)
Metals			-0.01%	(1,425)			0.03%	5,005

Forward Positions
Currency			0.26%	27,671			0.00%	-

Total long positions on open contracts				$127,020				$319,811

Short Positions
Futures Positions
Agriculture			0.89%	$93,077			1.37%	$207,657
Currency			0.38%	39,919			0.31%	46,459
Energy			2.05%	215,346			-0.01%	(770)
Indices			0.00%	-			-0.39%	(58,673)
Interest Rate			0.00%	-			1.15%	174,237
Metals			0.43%	44,785			0.49%	73,915

Forward Positions
Currency			-0.36%	(38,216)			0.00%	-

Total short positions on open contracts				$354,911				$442,825

Total unrealized gain on open contracts				$481,931				$762,636

Short put options on futures contracts
Agriculture (premiums received - $8,212 and $0, respectively)			-0.11%	$(11,963)			0.00%	$-

Short call options on futures contracts
Agriculture (premiums received - $7,800 and $0, respectively)			-0.04%	$(4,013)			0.00%	$-

Total options written on futures contracts				$(15,976)				$-

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statements of Operations

	Year Ended December 31,
	2014	2013	2012

Trading gain (loss):
Gain (loss) on trading of commodity contracts:
Realized gain (loss) on closed positions	$881,958	$(200,091)	$(2,335,648)
Change in unrealized gain (loss) on open positions	(280,669)	432,476	(36,306)
Realized gain (loss) on investment in Global Diversified Managed Futures Portfolio LLC	-	(12,749)	-
Foreign currency transaction gain (loss)	(82,790)	(23,147)	(27,149)
Total Trading gain (loss)	518,499	196,489	(2,399,103)

Net investment income (loss):
Interest income	22,022	199,885	207,562
Realized gain (loss) on fixed income securities	(51,697)	(114,591)	(202,071)
Change in unrealized gain (loss) on fixed income securities	36,503	(34,582)	126,325
Total net investment gain (loss)	6,828	50,712	131,816

Expenses:
Commissions - Class A	536,175	777,646	1,277,188
Commissions - Class B	5,768	12,350	26,844
Advisory fees	-	28,101	51,521
Management fees	282,920	356,452	481,644
Incentive fees	211,404	118,791	29,872
Ongoing offering expenses	57,000	46,500	37,640
Operating expenses	433,250	438,000	566,360
Total expenses	1,526,517	1,777,840	2,471,069

Trading income (loss)	(1,001,190)	(1,530,639)	(4,738,356)

Non-Trading income (loss):
Interest on Non-Trading reserve	264	370	315
Collections in excess of impaired value	192,445	240,556	699,783
Legal and administrative fees	(19,882)	(256,885)	(155,913)
Management fees paid to US Bank	(146,588)	(220,905)	(290,228)
Non-Trading income (loss)	26,239	(236,864)	253,957

Net income (loss)	$(974,951)	$(1,767,503)	$(4,484,399)

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARY
Consolidated Statement of Changes in Unitholders’ Capital
For the years ended December 31, 2014, 2013 and 2012

Unitholders' Capital (Trading)	Beneficial Owners - Trading Class A		Beneficial Owners - Trading Class B		Managing Owners - Trading Class A
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2011	355,858	$32,497,392	12,697	$1,231,294	535	$48,857
Trading income (loss)	-	(4,583,761)	-	(146,891)	-	(7,704)
Unitholders' contributions	1,574	137,436	-	-	-	-
Transfers from Class A to Class B	(52)	(4,404)	49	4,404	-	-
Unitholders redemptions	(82,977)	(6,939,769)	(4,643)	(413,484)	-	-
Balances at December 31, 2012	274,403	21,106,894	8,103	675,323	535	41,153
Trading income (loss)	-	(1,498,416)	-	(29,187)	-	(3,036)
Transfers from Class A to Class B	(156)	(10,854)	142	10,854	-	-
Unitholders redemptions	(83,789)	(6,028,261)	(3,681)	(297,641)	-	-
Balances at December 31, 2013	190,458	13,569,363	4,564	359,349	535	38,117
Trading income (loss)	-	(970,141)	-	(29,039)	-	(2,010)
Transfers from Class A to Class B	-	-	-	-	-	-
Unitholders redemptions	(54,789)	(3,442,929)	(3,543)	(252,597)	-	-
Balances at December 31, 2014	135,669	$9,156,293	1,021	$77,713	535	$36,107

Unitholders' Capital (Trading)	Total Unitholders' Capital - Trading
	Units	Dollars

Balances at December 31, 2011	369,090	$33,777,543
Trading income (loss)	-	(4,738,356)
Unitholders' contributions	1,574	137,436
Transfers from Class A to Class B	(3)	-
Unitholders' redemptions	(87,620)	(7,353,253)
Balances at December 31, 2012	283,041	21,823,370
Trading income (loss)	-	(1,530,639)
Transfers from Class A to Class B	(14)	-
Unitholders' redemptions	(87,470)	(6,325,902)
Balances at December 31, 2013	195,557	13,966,829
Trading income (loss)	-	(1,001,190)
Transfers from Class A to Class B	-	-
Unitholders' redemptions	(58,332)	(3,695,526)
Balances at December 31, 2014	137,225	$9,270,113

Unitholders' Capital (LLC Equity/Non-Trading)	Participating Owners-		Nonparticipating Owners-		Total Unitholders' Capital-
	LLC Equity/Non-Trading		LLC Equity/Non-Trading		LLC Equity/Non-Trading
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2011	306,807	$158,535	1,966,481	$1,016,129	2,273,288	$1,174,664
Non-Trading income (loss)	-	23,115	-	230,842	-	253,957
Reallocation due to Redemptions	(69,144)	(31,922)	69,144	31,922	-	-
Unitholders' distribution	-	-	-	(1,533)	-	(1,533)
Balances at December 31, 2012	237,663	149,728	2,035,625	1,277,360	2,273,288	1,427,088
Non-Trading income (loss)	-	(22,145)	-	(214,719)	-	(236,864)
Reallocation due to Redemptions	(66,429)	(37,931)	66,429	37,931	-	-
Unitholders' distribution	-	-	-	-	-	-
Balances at December 31, 2013	171,234	89,652	2,102,054	1,100,572	2,273,288	1,190,224
Non-Trading income (loss)	-	(592)	-	26,831	-	26,239
Reallocation due to Redemptions	(55,737)	(27,256)	55,737	27,256	-	-
Unitholders' distribution	-	-	-	-	-	-
Balances at December 31, 2014	115,497	$61,804	2,157,791	$1,154,659	2,273,288	$1,216,463

Total Unitholders Capital at December 31, 2014						$10,486,576

	Unitholders' Capital	Unitholders' Capital	Unitholders' Capital
	Trading Class A	Trading Class B	(LLC Equity/Non-Trading)

Net asset value per unit at December 31, 2013	$71.25	$78.74	$0.52
Net change per unit	(3.76)	(2.63)	0.02
Net asset value per unit at December 31, 2014	$67.49	$76.11	$0.54

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements –
December 31, 2014, 2013, 2012

(1)   General Information and Summary

The RJO Global Trust (the “Trust”), is a Delaware statutory trust organized on November 12, 1996 under the Delaware Statutory Trust Act.  The business of the Trust is the speculative trading of commodity interests, including U.S. and international futures, spot and forward contracts on currencies, interest rates, energy and agricultural products, metals and stock indices, hybrid instruments, swaps, any rights pertaining thereto and any options thereon or on physical commodities, as well as securities and any rights pertaining thereto and any options thereon, pursuant to the trading instructions of multiple independent commodity trading advisors (each a “Trading Advisor” and collectively, the “Trading Advisors”).

R.J. O’Brien Fund Management, LLC (“RJOFM” or the “Managing Owner”) acquired the managing owner interest in the Trust from Refco Commodity Management, Inc. (“RCMI”) on November 30, 2006.  The Managing Owner of the Trust was initially formed as an Illinois corporation in November 2006, and became a Delaware limited liability company in July of 2007.  The Managing Owner has been registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator, and has been a member in good standing of the National Futures Association (“NFA”) in such capacity, since December 1, 2006.  The Managing Owner is registered as a commodity pool operator under the Commodity Exchange Act, as amended (“CE Act”), and is responsible for administering the business and affairs of the Trust.  The Managing Owner is an affiliate of R.J. O’Brien & Associates LLC, the clearing broker for the Trust (“RJO” or the “Clearing Broker”).

Units of beneficial ownership of the Trust (“units”) commenced selling on April 3, 1997.  Effective July 1, 2011, the Managing Owner discontinued the public offering of the units and began offering the units on a private placement basis only.  The Trust filed a Post-Effective Amendment to its Registration Statement on Form S-1 with the Securities and Exchange Commission (the “SEC”) on July 5, 2011 to deregister the remaining units that were unsold under the public offering.  The Post-Effective Amendment was declared effective by the SEC on July 8, 2011.  Effective January 15, 2014, the Managing Owner began offering Class C and Class D units.  The Class A and Class B units are no longer offered.

Pursuant to an Investment Management Agreement dated August 30, 2013 (the “Investment Management Agreement”), the Managing Owner appointed RPM Risk & Portfolio Management Aktiebolag, a limited liability company organized under the laws of Sweden, as investment manager to the Trust (“RPM” or the “Investment Manager”).  The Trust remains a multi-advisor commodity pool where trading decisions for the Trust are delegated to the Trading Advisors, representing the Investment Manager’s “Evolving Manager Program”.  RPM is responsible for selecting, monitoring, and replacing each commodity trading advisor available for its Evolving Manager Program.  RPM is also responsible for the Trust’s allocations to each Trading Advisor through the Trust’s investment in RJ OASIS (as defined below).  RPM may also add, remove or replace any Trading Advisor without the consent of or advance notice to investors.  Investors will be notified of any material change in the basic investment policies or structure of the Trust.

The Evolving Manager Program seeks to identity and select commodity trading advisors with shorter track records and with smaller assets under management who, in the opinion of the Investment Manager, appear to have potential for long-term over-performance relative to their respective peer group.  RPM may add, delete or modify such categories of investment strategies in line with its investment objective and policy.  The strategies include three broad based categories that are described as follows (each, an “Eligible Strategy”):

•
Trend Following. A strategy that is often classified as “long volatility” because it tries to take advantage of large movements or “trends” in prices.  Trading programs are often fully systematic with limited application of discretion using a wide range of technical analysis methods to determine when trends occur.

•
Short-Term Trading. A strategy that refers to all futures and currency investment strategies with a trading horizon ranging from intraday to less than a month, which seeks to exploit short-term price inefficiencies.  This is typically done using technical analysis.

•
Fundamental Trading. A strategy that attempts to predict the future direction of markets based on macroeconomic data with less focus on price data alone.  A fundamental approach seeks to find opportunities where price does not properly reflect the fundamental valuation of the underlying asset, i.e. its intrinsic value.  A fundamental valuation can be done using various approaches but the most common methodologies are macroeconomic analysis and relative valuation.

The Investment Manager will, in its discretion, determine the minimum or maximum target allocation or allocation range, or the manner in which to rebalance the Trust or adjust relative weightings of the Trust.  RPM has complete flexibility in allocation and reallocating the Trust’s capital in any manner that it may deem appropriate.  There can be no assurance as to which factors the Investment Manager may consider in making capital allocations for the Trust, or as to which allocation the Investment Manager may make.

The Trust’s assets are currently allocated to O’Brien Alternative Strategic Investment Solutions, LLC (“RJ OASIS”), a Delaware series limited liability company operated by RJOFM.  Each “series” of RJ OASIS feeds into a separate trading company established to facilitate trading by a particular Trading Advisor (each, a “Trading Company” and collectively, the “Trading Companies”).  The Trading Companies are operated by RJOFM.

On January 31, 2015, the Trust entered into the Tenth Amended and Restated Declaration and Agreement of Trust (the “Trust Agreement”) to aggregate comments made through previous amendments to the Ninth Amended and Restated Declaration and Agreement of Trust, as well as to: (i) make certain clarifying edits; (ii) reflect certain updates to the language regarding the fees and expenses of the Trust; and (iii) revise language regarding certain regulatory requirements of the Trust that are no longer applicable.  None of the foregoing items are expected to significantly affect the unitholders.

As of December 31, 2014, prior to quarter-end reallocation, RPM has delegated trading decisions for the Trust to five independent Trading Advisors:  Revolution Capital Management, LLC (“RCM”), PGR Capital LLP (“PGR”), Paskewitz Asset Management, LLC (“PAM”), Centurion Investment Management, LLC (“CIM”) and ROW Asset Management, LLC (“ROW”),  pursuant to advisory agreements executed between the Managing Owner, the Investment Manager,  and, as applicable, each Trading Company and each Trading Advisor (each an “Advisory Agreement” and collectively the “Advisory Agreements”).

The Advisory Agreements between the Trading Companies and the appropriate Trading Advisors provide that each Trading Advisor has discretion in and responsibility for the selection of the Trading Company’s commodity transactions with respect to that portion of the Series’ assets allocated to it.  As of December 31, 2014, prior to quarter-end reallocation, RCM was managing 14.54%, PGR 19.68%, PAM 5.87%, CIM 35.38%, and ROW 18.58% of the Trust’s assets, respectively.  Approximately 5.95% of the Trust’s assets were not allocated to any Trading Advisor.

The Trust has no officers, directors or employees.

RJO is a “futures commission merchant,” the Managing Owner is a “commodity pool operator” and the Trading Advisors to the Trust are “commodity trading advisors,” as those terms are used in the CE Act.  As such, they are registered with and subject to regulation by the CFTC and are each a member of NFA in such respective capacities.  R.J. O’Brien Securities, LLC, an affiliate of RJOFM and the lead selling agent for the Trust, is registered as a broker-dealer with the SEC, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

The Managing Owner is responsible for the preparation of monthly and annual reports to the beneficial owners of the Trust (the “Beneficial Owners”), filing reports required by the CFTC, the NFA, the SEC and any state agencies having jurisdiction over the Trust; calculation of the Trust’s net asset value (“NAV”) (meaning the total assets less total liabilities of the Trust) and directing payment of the management and incentive fees payable to the Investment Manager and Trading Advisors under the Investment Management Agreement and Advisory Agreements, as applicable.

The Trust will be terminated on December 31, 2026, unless terminated earlier upon the occurrence of one of the following:  (1) Beneficial Owners holding more than 50% of the outstanding units notify the Managing Owner to dissolve the Trust as of a specific date; (2) 120 days after the filing of a bankruptcy petition by or against the Managing Owner, unless the bankruptcy court approves the sale and assignment of the interests of the Managing Owner to a purchaser/assignor that assumes the duties of the Managing Owner; (3) 120 days after the notice of the retirement, resignation, or withdrawal of the Managing Owner, unless Beneficial Owners holding more than 50% of the outstanding units appoint a successor; (4) 90 days after the insolvency of the Managing Owner or any other event that would cause the Managing Owner to cease being managing owner of the Trust, unless Beneficial Owners holding more than 50% of the outstanding units appoint a successor; (5) dissolution of the Managing Owner; (6) insolvency or bankruptcy of the Trust; (7) a decrease in the NAV to less than $2,500,000; (8) a decline in the NAV per unit to $50 or less; (9) dissolution of the Trust; or (10) any event that would make it unlawful for the existence of the Trust to be continued or require dissolution of the Trust.

A portion of the Trust’s net assets are deposited in the Trust’s accounts with RJO, the Trust’s clearing broker and currency dealer.  For U.S. dollar deposits, 100% of interest earned on the Trust’s assets, calculated by the average four-week Treasury bill rate, is paid to the Trust.  For non-U.S. dollar deposits, the current rate of interest is equal to a rate of one-month LIBOR less 100 basis points.  Any amounts received by RJO in excess of amounts paid to the Trust are retained by RJO.  On October 6, 2010, the Managing Owner appointed RJO Investment Management LLC (“RJOIM”), an affiliate of the Managing Owner, to manage the Trust’s cash deposited with Wells Fargo Bank, N.A. (“Wells”).  As of December 31, 2014, Wells held approximately $512,000 of the Trust’s assets.  To the extent excess cash is not invested in securities, such cash will be subject to the creditworthiness of the institution where such funds are deposited.

As of December 31, 2014, accounting and transfer agency services for the Trust are provided by NAV Consulting, Inc., the Trust’s administrator.

In 2005, certain assets held by the Trust’s prior clearing broker, Refco Capital Markets, LTD (“REFCO, LTD”), were determined to be illiquid.  On October 31, 2005, $57,544,206 of equity was moved to a separate non-trading account (the “Non-Trading Account”) and 2,273,288 in substitute units were issued to the unitholders at that time, pro rata to their share in the Trust.  At December 31, 2005, the illiquid assets were determined to be impaired and were reduced by $39,580,944 for impairment, based on management’s estimate at that time.

Through 2006, the Trust received $10,319,318 from the prior clearing broker in bankruptcy court and distributed $9,335,669 to unitholders in the manner as described in (a) and (b) below.

Effective January 1, 2007, JWH Special Circumstance LLC (the “LLC”), a limited liability company, was established to pursue additional claims against REFCO, LTD, and all Non-Trading Accounts were transferred to the LLC.  Any new funds received from REFCO, LTD by the LLC will be distributed to unitholders who were investors in the Trust at the time of the bankruptcy of REFCO, LTD and Refco, Inc.  U.S. Bank National Association (“US Bank”) is the manager of the LLC.  US Bank may make distributions to the unitholders, as defined above, upon collection, sale, settlement or other disposition of the bankruptcy claim and after payment of all fees and expenses pro rata to the unitholders, as explained above, as follows:

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

(a)     Basis of Presentation

The accompanying consolidated financial statements of the Trust have been prepared in accordance with accounting principles generally accepted in the United States of America.  While the Trust is not registered, and is not required to be registered as an investment company under the Investment Company Act of 1940, as amended, it meets the definition of an investment company within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946, Financial Services - Investment Companies, and follows the accounting and reporting guidance therein.

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

For each series of RJ OASIS in which the Trust invests, that portion of the Trust’s net assets are deposited into an account of the relevant Trading Company held at RJO,  the clearing broker and currency dealer for each Trading Company.  For U.S. dollar deposits, 100% of interest earned on the series’ assets, calculated by the average four-week Treasury bill rate, is paid to the series.  For non-U.S. dollar deposits, the current rate of interest is equal to a rate of one-month LIBOR less 100 basis points.  Any amounts received by RJO in excess of amounts paid to the series are retained by RJO.  On October 6, 2010, the Managing Owner appointed RJO Investment Management LLC (“RJOIM”), an affiliate of the Managing Owner, to manage the Trust’s cash deposited with Wells Fargo Bank, N.A. (“Wells”).  As of December 31, 2014, Wells held approximately $512,000 of the Trust’s assets.  To the extent excess cash is not invested in securities, such cash will be subject to the creditworthiness of the institution where such funds are deposited.

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

(d)   Ongoing Offering Costs

Ongoing offering costs, subject to a ceiling of 0.50% of the Trust’s average month-end net assets, are paid by the Trust and accrued monthly.

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

(h)   Recent Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers.  The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.  For public entities, the ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016.  Early application is not permitted.  The Trust expects to adopt this guidance starting with the first quarter of fiscal year 2017.  The standard permits the use of either the retrospective or cumulative effect transition method.  The Trust has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern: Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued.  This ASU also requires management to disclose certain information depending on the results of the going concern evaluation.  The provisions of this ASU are effective for annual periods ending after December 15, 2016, and for interim and annual periods thereafter.  Early adoption is permitted.  This amendment is applicable to the Trust beginning in the first quarter of fiscal year 2017.  The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

(3)    Fees

Management fees are accrued and paid monthly by the relevant series’ Trading Company.  Incentive fees are accrued monthly and paid quarterly, as applicable, by the relevant series’ Trading Company.  Trading decisions for the period of these financial statements were made by the Trading Advisors.

Prior to October 22, 2013, the Trust paid the Managing Owner a fee of 0.75% of the Trust’s month-end net assets on an annual basis.  Effective October 22, 2013, the Managing Owner fee was reduced to 0.50% and waived for the 4th quarter, 2013.

Pursuant to the Investment Management Agreement, the Trust pays RPM a monthly management fee at a rate of 0.0625% (a 0.75% annual rate) of the Trust’s month-end net asset calculated after determined and before reduction for any RPM management fees then being calculated and all other fees and expenses as of such month end, and before giving effect to any subscriptions for units in the Trust made as of the beginning of the month immediately following such month end and to any distributions or redemptions accrued during or as of such month end. These management fees are not paid on the LLC’s net assets.

Pursuant to the Investment Management Agreement, RPM will receive from the Class C and D units a quarterly incentive fee of 10% of any “New Appreciation”, if any, of any New Assets.  “New Assets” are that portion of the assets contributed to the Trust from the date of the Investment Management Agreement.  New Appreciation in any quarter is equal to the amount by which the net asset value of the New Assets, prior to reduction for any accrued RPM performance fee, but after reduction for all other fees and expenses allocable to the New Assets (including the RPM management fee and management and incentive fees paid to the Trading Advisors, as described below), exceeds the cumulative trading profit as of any previous calendar quarter-end.  Interest income shall not be taken into account in calculating New Appreciation.  This incentive fee is not paid on the LLC’s capital appreciation (if any).

Pursuant to the Trust’s agreements with the Trading Advisors, each Trading Advisor receives a monthly management fee at the rate of up to 0.083% (a 1% annual rate) of the Trust’s month-end net assets calculated after deduction of brokerage fees, but before reduction for any incentive fee or other costs and before inclusion of new unitholder subscriptions and redemptions for the month.  These management fees are not paid on the LLC’s net assets.

Pursuant to its Advisory Agreement, each Trading Advisor may also receive from the relevant series’ Trading Company a quarterly incentive fee of up to 25% of the “New Trading Profit,” if any, of the Trust.  The incentive fee is based on the performance of each Trading Advisor’s portion of the assets allocated to them.  New Trading Profit in any quarter is equal to the “Trading Profit” for such quarter that is in excess of the highest level of such cumulative trading profit as of any previous calendar quarter-end.  Trading Profit is calculated by including realized and unrealized profits and losses, excluding interest income, and deducting the management fee and brokerage fee.  These incentive fees are not paid on the LLC’s capital appreciation (if any).

For a description of the fees paid by the Trust to RJOIM, the Trust’s cash manager, see Note (10).

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

The Trust files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions.  The Trust’s U.S. federal income tax returns for all tax years ended on or after December 31, 2010, remain subject to examination by the Internal Revenue Service.  The Trust’s state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, generally ranging from three to five years from the date of filing.

(5)   Trading Activities and Related Risks

The Trust, through its indirect investment in the Trading Companies, engages in the speculative trading of U.S. and international futures contracts, options, and forward contracts (collectively derivatives).  These derivatives include both financial and non-financial contracts held as part of a diversified trading strategy.  The Trading Companies are exposed to both market risk - the risk arising from changes in the market value of the contract - and credit risk - the risk of failure by another party to perform according to the terms of a contract.

The purchase and sale of futures requires initial and on-going margin deposits with an FCM.  The Commodity Exchange Act requires an FCM to segregate or secure all customer transactions and assets from the FCM’s proprietary activities.  A customer’s cash and other property, such as U.S. Treasury Bills, deposited with an FCM are considered commingled with all other customer funds subject to the FCM’s segregation requirements.  In the event of an FCM’s insolvency, recovery may be limited to a customer’s pro rata share of segregated funds.  It is possible that the recovered amount could be less than the total of cash and other property deposited by the customer.

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

For derivatives, risks arise from changes in the market value of the contracts.  Theoretically, the Trading Companies are exposed to a market risk equal to the value of futures and forward contracts purchased and unlimited liability on such contracts sold short.

A Trading Company, as writer of an option, has no control over whether the underlying instrument may be sold (called) and as a result bears the risk of an unfavorable change in the market value of the instrument underlying the written option.  There is also the risk the Trading Company may not be able to enter into a closing transaction because of an illiquid market.

The Trading Companies may purchase exchange-traded options.  As such, the relevant Trading Company pays a premium at the outset and then bears the risk of unfavorable changes in the price of the contract underlying the option.  Purchased options expose the Trading Companies to a risk of loss limited to the premiums paid.

Net trading results from derivatives for the years ended December 31, 2014, 2013, and 2012, respectively, are reflected in the consolidated statements of operations and are equal to the gain or loss from trading less brokerage commissions.  Such trading results reflect the net gain or loss arising from the Trust’s speculative trading of futures contracts, options and forward contracts through its indirect investment with the Trading Companies.

The Trust invests its margin in fixed income securities as permitted by CFTC regulations regarding acceptable securities for investment of segregated assets and the RJOIM agreement with the Trust.  Such acceptable securities, include, but are not limited to, U.S. Treasury and government agencies’ securities, purchase agreements collateralized by U.S. Treasury and government agencies, corporate debt securities, and bank debt securities.  The Trust’s total investment in corporate debt securities, bank deposit securities, and certificate of deposits combined cannot exceed 40% of the Trust’s total assets.

The Beneficial Owners bear the risk of loss only to the extent of the market value of their respective investments in the Trust.

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

Recoveries from REFCO, LTD, Distributions paid by US Bank from the LLC, and effect on impaired value of assets held at REFCO, LTD
	Amounts Received from		Balance of	Collections in Excess of		Cash Distributions to Non-Participating	Additional Units in Trust for Participating Owners
Date	REFCO LTD		Impaired Value	Impaired Value		Owners	Units	Dollars
12/29/06	$10,319,318		$6,643,944	$-		$4,180,958	54,914	$5,154,711
04/20/07	2,787,629		3,856,315	-		-	-	-
06/07/07	265,758		3,590,557	-		-	-	-
06/28/07	4,783,640		-	1,193,083		-	-	-
07/03/07	5,654		-	5,654		-	-	-
08/29/07	-		-	-		2,787,947	23,183	1,758,626
09/19/07	2,584,070		-	2,584,070		-	-	-
12/31/07	2,708,467		-	2,708,467		-	-	-
03/28/08	1,046,068		-	1,046,068		-	-	-
04/29/08	-		-	-		2,241,680	10,736	1,053,815
06/26/08	701,148		-	701,148		-	-	-
12/31/08	769,001		-	769,001		-	-	-
06/29/09	2,748,048		-	2,748,048		-	-	-
12/30/09	1,102,612		-	1,102,612		-	-	-
05/19/10	1,695,150		-	1,695,150		-	-	-
06/04/10	14,329,450	*	-	14,329,450	*	-	-	-
08/01/10	-		-	-		16,076,112	40,839	3,928,806
10/15/10	282,790	*	-	282,790	*	-	-	-
12/30/10	563,163	*	-	563,163	*	-	-	-
06/02/11	343,664	*	-	343,664	*	-	-	-
08/30/11	1,328,832	*	-	1,328,832	*	-	-	-
12/01/11	-		-	-		3,689,555	6,168	561,489
10/31/12	404,908	*	-	404,908	*	-	-	-
12/05/12	294,875	*	-	294,875	*	-	-	-
08/05/13	240,556	*	-	240,556	*	-	-	-
12/12/14	192,445	*	-	192,445	*	-	-	-

Totals	$49,497,246		$-	$32,533,984		$28,976,252	135,840	$12,457,447

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

         Level 3 inputs are unobservable inputs for an asset or liability.  Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.  As of December 31, 2014 and December 31, 2013, the Trust did not have any Level 3 assets or liabilities.

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

The following table presents the Trust’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013, respectively:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Unrealized gain on open contracts:
Futures positions	$492,477	$-	$-	$492,477
Forwards currency postions	-	(10,546)	-	(10,546)
	492,477	(10,546)	-	481,931
Liabilities
Options written on futures contracts	(15,976)	-	-	(15,976)
	(15,976)	-	-	(15,976)

Total fair value	$476,501	$(10,546)	$-	$465,955

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Unrealized gain on open contracts:
Futures positions	$762,636	$-	$-	$762,636
Fixed income securities	-	1,465,195	-	1,465,195
Total assets	762,636	1,465,195	-	2,227,831

Total fair value	$762,636	$1,465,195	$-	$2,227,831

(8)           Operations

Redemptions

A beneficial owner may cause any or all of his or her units to be redeemed by the Trust effective as of the last business day of any month based on the net asset value per unit on such date on five business days’ written notice to NAV Consulting, Inc., the Trust’s administrator, or the Managing Owner.  Payment will generally be made within 10 business days of the effective date of the redemption.  The Trust Agreement contains a full description of redemption and distribution policies.

Subscriptions

Investors that are eligible to participate in the private offering of the units may purchase units in the Trust pursuant to the terms of the Trust’s Memorandum and a signed subscription form.  The Trust Agreement and the Memorandum contain a full description of subscription policies.  An investment in the Trust does not include a beneficial interest or investment in the LLC.

Commissions

The Managing Owner and/or affiliates act as commodity brokers for the Trust through RJO.  Commodity brokerage commissions are typically paid upon the completion or liquidation of a trade and are referred to as “round-turn commissions,” which cover both: the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract.

Until October 22, 2013, the Trust’s brokerage fee constitutes a “wrap fee” of  4.67% of the Trust’s month-end assets on an annual basis (0.38916%  monthly) with respect to Class A units and 2.67% of the Trust’s month-end assets on an annual basis (0.225% monthly) with respect to Class B units, which covers the fees described below.  “Brokerage fee” includes the following across each class of units:

Recipient	Nature of Payment	Class A Units	Class B Units	Class C Units	Class D Units
Managing Owner	Managing Owner Fee	0.50%	0.50%	0.50%	0.50%
Selling Agents	Selling Commission (monthly)	2.00%	0.00%	0.00%	2.00%
Selling Agents	Selling Commission (initial sales charge)	0.00%	0.00%	0.00%	2.00%
Managing Owner	Wholesale Fee	0.00%	0.00%	0.35%	0.35%
Clearing Broker	Clearing, NFA and exchange fees (approximately)	2.60%	2.60%	2.60%	2.60%
		5.10%	3.10%	3.45%	7.45%

Commissions were not paid with respect to the LLC net assets.

As of December 31, 2014, no Class C or Class D units had been sold.  Class D units may be subject to an initial sales charge of up to 2.00% of the subscription amount upon investment.  The Class C and Class D units are subject to a wholesaling fee of .35% to the Managing Owner to compensate agents who may facilitate distribution of the Trust units.

(9)    Financial Highlights

The following financial highlights show the Trust’s financial performance of the Trading units for the periods ended December 31, 2014, 2013 or 2012.  Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period, and is not annualized.  Total return is calculated based on the aggregate return of the Trust’s Trading units taken as a whole.

	Class A			Class B
	2014	2013	2012	2014	2013	2012
Per share operating performance:
Net asset value of Trading units, beginning of period	$71.25	$76.92	$91.32	$78.74	$83.34	$96.98
Total Trading income (loss):
Trading gain (loss)	5.31	1.37	(7.26)	6.08	1.53	(7.78)
Investment income	0.04	0.20	0.39	0.04	0.22	0.42
Expenses	(9.11)	(7.24)	(7.53)	(8.75)	(6.35)	(6.28)
Trading income (loss)	(3.76)	(5.67)	(14.40)	(2.63)	(4.60)	(13.64)
Net asset value of Trading units, end of period	$67.49	$71.25	$76.92	$76.11	$78.74	$83.34

Total return:
Total return before incentive fees	(3.28%)	(6.72%)	(15.66%)	(1.94%)	(4.79%)	(13.95%)
Less incentive fee allocations	(1.99%)	(0.66%)	(0.11%)	(1.41%)	(0.73%)	(0.11%)
Total return	(5.27%)	(7.38%)	(15.77%)	(3.35%)	(5.52%)	(14.06%)

Ratios to average net assets:
Trading income (loss)	(9.26%)	(8.61%)	(17.28%)	(15.76%)	(5.78%)	(15.40%)
Expenses:
Expenses, less incentive fees	(12.34%)	(9.30%)	(9.15%)	(10.67%)	(7.33%)	(7.19%)
Incentive fees	(1.99%)	(0.66%)	(0.11%)	(1.41%)	(0.73%)	(0.11%)
Total expenses	(14.33%)	(9.96%)	(9.26%)	(12.08%)	(8.06%)	(7.30%)

The calculations above do not include activity within the Trust’s Non-Trading Accounts.

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the periods ended December 31, 2014, 2013 and 2012.  The amounts are not annualized.

(10)         Cash Management Agreement with Affiliate.

On October 6, 2010, the Managing Owner retained RJOIM, an SEC registered investment adviser and an affiliate of the Managing Owner, as cash manager.  The assets managed by RJOIM are held in segregated accounts in custody at Wells.  RJOIM is paid an annual fee, currently 0.20% calculated and accrued daily at a rate equal to 1/360 of the principal balance.  As of August 1, 2014, RJOIM agreed to waive all advisory fees previously charged to the Trust, back to January 1, 2014, in response to a request by the Managing Owner for said rebate.  This request was made due to the decrease in the size of the Trust’s deposit with RJOIM and the current interest rate environment.  The total amount waived as of July 31, 2014, was $3,483.  As of December 31, 2014 and 2013, the Trust’s deposits held by RJOIM consisted of cash of $512,044 and $1,301,182, respectively, and fixed income securities of $0 and $1,465,195, respectively.  Advisory fees earned by RJOIM aggregated $0, $28,101, and $51,521, for the years ended December 31, 2014, 2013 and 2012 respectively.

(11)         Derivative Instruments and Hedging Activities.

The Trust does not utilize “hedge accounting” and instead “marks-to-market” its derivatives through operations.

Derivatives not designated as hedging instruments:

As of December 31, 2014
	Asset	Liability
Type of Futures,	Derivatives	Derivatives	Net
Forwards Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$119,669	$(95,121)	$24,548
Currency	60,876	(31,502)	29,374
Energy	218,011	(15,424)	202,587
Indices	12,875	(13,050)	(175)
Interest Rates	168,536	(2,275)	166,261
Metals	44,235	(875)	43,360
	$624,202	$(158,247)	$465,955

As of December 31, 2013
	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$223,192	$(37,817)	$185,375
Currency	94,958	(1,663)	93,295
Energy	15,843	(38,517)	(22,674)
Indices	438,814	(46,548)	392,266
Interest Rates	129,505	(94,051)	35,454
Metals	78,920	-	78,920
	$981,232	$(218,596)	$762,636

The above reported fair values are included in equity in commodity trading accounts – unrealized gain on open contracts and in purchased options on futures and written options on futures contracts in the consolidated statements of financial condition as of December 31, 2014 and 2013, respectively.

Trading gain (loss) for the following periods:

	Year ended December 31,
Type of Futures Contracts	2014	2013	2012
Agriculture	$(42,004)	$441,400	$(361,619)
Currency	790,640	(221,046)	(598,618)
Energy	126,535	(430,320)	(483,184)
Indices	(566,210)	394,694	(655,571)
Interest Rates	188,370	(204,765)	162,682
Metals	21,168	229,275	(462,793)
	$518,499	$209,238	$(2,399,103)

See Note (5) for additional information on the Trust’s purpose for entering into derivatives not designed as hedging instruments and its overall risk management strategies.

(12)           Offsetting.

As indicated in Note (1), the Trust’s assets are currently allocated to each of the Trading Companies.  All of the Trading Companies utilize RJO as their clearing broker.  Each Trading Company has its own separate clearing agreement with RJO, under which each of the Trading Companies are subject to master netting agreements or similar arrangements that allow RJO to offset any assets of the individual entity by any liabilities of the individual Trading Company, as necessary, if RJO determines that the amount of margin is not appropriate or the Trading Company is not able to perform.  Each of the Trading Companies hold significant cash deposits with RJO, which can be and is used by the Trading Companies to settle any obligations due to RJO.  The master netting agreements or similar arrangements do not apply to amounts owed to/from different counterparties and they do not apply across different Trading Companies.

For financial reporting purposes, the Trust nets its similar derivative assets and liabilities that are subject to netting arrangements in the Statements of Financial Condition.  The following tables present the Trust’s derivative assets and liabilities by investment type and by counterparty, net of amounts available for offset under a master netting agreement, along with the related collateral received or pledged by the Trading Companies (cash on deposit with broker) as of December 31, 2014 and December 31, 2013:

Offsetting of Derivative Assets

	As of December 31, 2014			As of December 31, 2013
	Gross	Gross Amounts	Net Amounts of Assets	Gross	Gross Amounts	Net Amounts of Assets
	Amounts of	Offset in the	Presented in the	Amounts of	Offset in the	Presented in the
	Recognized	Statement of	Statement of	Recognized	Statement of	Statement of
Description	Assets	Financial Condition	Financial Condition	Assets	Financial Condition	Financial Condition

Futures and forward contracts	$624,202	$(142,271)	$481,931	$981,232	$(218,596)	$762,636
Purchased options on futures contracts	-	-	-	-	-	-
	$624,202	$(142,271)	$481,931	$981,232	$(218,596)	$762,636

	Derivative Assets and Collateral Held by Counterparty

	As of December 31, 2014				As of December 31, 2013

	Net Amount of	Gross Amounts Not Offset			Net Amount of	Gross Amounts Not Offset
Individual Trading Companies	Assets in the Statement of	in the Statement of Financial Condition			Assets in the Statement of	in the Statement of Financial Condition
(with derivative assets and	Financial	Financial	Cash Collateral	Net	Financial	Financial	Cash Collateral	Net
collateral held by RJO)	Condition	Instruments	Received	Amount	Condition	Instruments	Received	Amount

OASIS RCM, LLC	$-	$-	$-	$-	$-	$-	$-	$-
OASIS PGR, LLC	297,571	-	-	297,571	550,967	-	-	550,967
OASIS PAM, LLC	-	-	-	-	(22,515)	-	-	(22,515)
OASIS CIM, LLC	-	-	-	-	-	-	-
OASIS ROW, LLC	184,361	-	-	184,361	-	-	-
OASIS Bleeker, LLC	-	-	-	-	234,184	-	-	234,184
OASIS PR, LLC	-	-	-		-	-	-	-
	$481,932	$-	$-	$481,932	$762,636	$-	$-	$762,636

	Offsetting of Derivative Liabilities

	As of December 31, 2014			As of December 31, 2013
			Net Amounts of			Net Amounts of
	Gross	Gross Amounts	Liabilities	Gross	Gross Amounts	Liabilities
	Amounts of	Offset in the	Presented in the	Amounts of	Offset in the	Presented in the
	Recognized	Statement of	Statement of	Recognized	Statement of	Statement of
Description	Liabilities	Financial Condition	Financial Condition	Liabilities	Financial Condition	Financial Condition

Futures and forward contracts	$142,271	$(142,271)	$-	$218,596	$(218,596)	$-
Options written on futures contracts	15,975	-	15,975	-	-	-
	$158,246	$(142,271)	$15,975	$218,596	$(218,596)	$-

Derivative Liabilities and Collateral Pledged by Counterparty

	As of December 31, 2014				As of December 31, 2013

	Net Amount of	Gross Amounts Not Offset			Net Amount of	Gross Amounts Not Offset
Individual Trading Companies	Liabilities in the Statement	in the Statement of Financial Condition			Liabilities in the Statement	in the Statement of Financial Condition
(with derivative liabilities and	of Financial	Financial	Cash Deposits	Net	of Financial	Financial	Cash Deposits	Net
collateral held by RJO)	Condition	Instruments	Held by Broker	Amount	Condition	Instruments	Held by Broker	Amount

OASIS RCM, LLC	$-	$-	$-	$-	$-	$-	$-	$-
OASIS PGR, LLC	-	-	-	-	-	-	-	-
OASIS PAM, LLC	-	-	-	-	-	-	-	-
OASIS CIM, LLC	-	-	-	-	-	-	-	-
OASIS ROW, LLC	15,975	(15,975)	-	-	-	-	-	-
OASIS Bleeker, LLC	-	-	-	-	-	-	-	-
OASIS PR, LLC	-	-	-	-	-	-	-	-
	$15,975	$(15,975)	$-	$-	$-	$-	$-	$-

(13)         Subsequent Events.

As of January 1, 2015, the Trust redeemed out of the “OASIS Paskewitz Asset Mgmt Series” (managed by PAM) and after quarter end reallocation subscribed to allocate those funds to the cash investment account at Wells to be managed by RJOIM.  The amount redeemed out of OASIS PAM was $588,130 and the amount allocated to Wells was $588,130 after the quarter-end reallocation.

On January 31, 2015, the Trust entered into the Tenth Amended and Restated Declaration and Agreement of Trust to aggregate comments made through previous amendments to the Ninth Amended and Restated Declaration and Agreement of Trust, as well as to: (i) make certain clarifying edits; (ii) reflect certain updates to the language regarding the fees and expenses of the Trust; and (iii) revise language regarding certain regulatory requirements of the Trust that are no longer applicable.  None of the foregoing items are expected to significantly affect the unitholders.  Such agreement is filed herewith.

On February 19, 2015, the Trust entered into the Second Amendment to Advisory Agreement, made as of April 30, 2014, by and among OASIS Centurion LLC, R. J. O’Brien Fund Management, LLC and Centurion Investment Management, LLC, which amended the list of permissible commodity interests to be traded on behalf of OASIS Centurion LLC.  Such agreement is filed herewith.

The Trust expects to pay annual expenses of approximately 7.89% (for Class C units) to 12.71% (for Class D units) after taking into account estimated interest income of its average month-end assets.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ James Gabriele
James Gabriele Chief Financial Officer R.J. O’Brien Fund Management, LLC
The Managing Owner and Commodity Pool Operator of
RJO Global Trust
March 27, 2015