Form 10-K, Exhibit 13
period 2015-12-31
RJO GLOBAL TRUST
filed 2016-03-28
CIK 1027099

Exhibit 13.01

Message from the Managing Owner

Dear Unitholder:

The RJO Global Trust (“Trust”) retains the services of RPM Risk and Portfolio Management Aktiebolag (“RPM”) to manage the Trust’s assets pursuant to RPM’s Evolving CTA Strategy.  The strategy accesses trend following, fundamental, and short-term trading strategies using Commodity Trading Advisors (“CTAs”) having relative short track records and somewhat lower assets under management.  These evolving managers have two to seven year track records with $20 million to $1 billion assets under management.  RPM believes that the managers generally are able to access a broader array of markets more efficiently and operate more nimble business organizations.  RPM’s research indicates that, on average, these managers have historically outperformed more established CTAs and, thus, this business phase is the most attractive period for CTAs from a risk/return perspective.  RPM targets a 13% annual volatility for the Trust using this strategy.

In 2015, in a largely range bound and volatile market environment, the Trust delivered performance in line with industry benchmarks.  In early 2015, major trends seen in the latter half of 2014 reversed forcefully, hurting performance, as divergence in economic conditions contracted.  By mid-2015, markets entered crisis mode based on global growth concerns; CTAs were temporarily able to profit from these moves before markets reversed once again.  The second half of the year was dominated by changing expectations toward the U.S. Federal Reserve’s first rate hike.  Performance was mixed across sectors, strategies, and sub-strategies.

Throughout the year, the Trust allocated approximately 60% to trend following strategies.  The weighting was lower earlier in the year and increased again in the third quarter 2015.  Short-term trading strategies were underweighted while fundamental strategies received an increased allocation.  The trend following component was beneficial; however, the diversifying strategies failed to add significant incremental benefit.

In 2015, the Trust experienced net losses due to profits in energies and fixed income being outweighed by losses in soft commodities and stock indices.  Compared to established technical traders, evolving fundamental traders were quite successful in trading this year’s bond yields and the U.S. dollar.  In 2015, the Trust’s trend-following managers had mixed performance while the short-term and fundamental traders ended the year negative.

RPM believes that the outlook for 2016 as a whole looks promising, as it expects that renewed divergence in monetary policies and growth rates in major regions should create profitable trading opportunities in currency and fixed income markets, in particular for managers with a relative value focus.  RPM also believes that ongoing geopolitical tensions in Europe and the Middle East should create elevated volatility creating unique trading opportunities.

We thank you for your continued support.

Past performance is not indicative of future results.

/s/ Julie M. DeMatteo
Julie M. DeMatteo Chief Executive Officer and Director
R.J. O’Brien Fund Management, LLC Managing Owner RJO Global Trust

RJO GLOBAL TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Beneficial Owners of RJO Global Trust and Subsidiaries:

We have audited the accompanying consolidated statements of financial condition, including the condensed consolidated schedules of investments, of RJO Global Trust and Subsidiaries (the “Trust”) as of December 31, 2015 and 2014 and the related consolidated statements of operations and changes in unitholders’ capital for each of the three years in the period ended December 31, 2015.  These financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RJO Global Trust and Subsidiaries as of December 31, 2015 and 2014 and the results of their operations and changes in unitholders’ capital, for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/S/ CF & Co., L.L.P.
CF & Co., L.L.P.
Dallas, Texas
March 28, 2016

RJO GLOBAL TRUST AND SUBSIDIARIES
Consolidated Statements of Financial Condition

Assets
	December 31,	December 31,
	2015	2014
Assets:
Equity in commodity Trading accounts:
Cash on deposit with broker	$5,323,944	$8,868,386
Unrealized gain on open contracts	3,414	481,931
Total due from broker	5,327,358	9,350,317

Cash and cash equivalents on deposit with affiliate	1,449,723	512,044
Cash on deposit with bank	92,621	577,715
Interest receivable	304	85
Receivable from US Bank - see Note (1)	20,248	-
Cash on deposit with bank - Non-Trading	-	1,488,635

Total Assets	$6,890,254	$11,928,796

Liabilities and Unitholders' Capital

Liabilities:
Equity in commodity Trading accounts:
Options written on futures contracts (premiums received $7,356 and $16,012, respectively)	$8,059	$15,976
Accrued commissions	13,781	22,388
Accrued management fees	14,747	21,207
Accrued incentive fees	12,324	126,277
Accrued operating expenses	170,958	175,834
Accrued offering expenses	328	18,660
Subscription received in advance	-	500,000
Redemptions payable-Trading	29,009	289,671
Accrued legal fees- Non-Trading	-	2,000
Accrued management fees to U.S. Bank-Non-Trading	-	11,407
Distribution payable - Non-Trading - see Note (1)	20,248	258,800
Total liabilities	269,454	1,442,220

Unitholders' capital:
Unitholders' capital (Trading):
Beneficial owners
Class A (110,812 and 135,669 units outstanding at December 31, 2015 and December 31, 2014, respectively)	6,437,129	9,156,293
Class B (955 and 1,021 units outstanding at December 31, 2015 and December 31, 2014, respectively)	63,836	77,713
Managing owner (535 Class A units outstanding at December 31, 2015 and December 31, 2014, respectively)	31,079	36,107

Unitholders' capital (LLC equity/Non-Trading):
Participating owners (0 and 115,497 units outstanding at December 31, 2015 and December 31, 2014, respectively)	-	61,804
Nonparticipating owners (0 and 2,157,791 units outstanding at December 31, 2015 and December 31, 2014, respectively)	-	1,154,659

Total unitholders' capital	6,532,044	10,486,576

Non-Controlling Interests	88,756	-

Total Capital	6,620,800	10,486,576

Total Liabilities and Unitholders' Capital	$6,890,254	$11,928,796

Net asset value per unit:
Trading:
Class A	$58.09	$67.49
Class B	$66.84	$76.11
LLC equity/Non-Trading	-	$0.54

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARIES
Condensed Consolidated Schedule of Investments

	December 31, 2015		December 31, 2014
	Percentage of Net Assets	Fair value	Percentage of Net Assets	Fair value

Long Positions
Futures Positions
Agriculture	-0.17%	$(10,975)	-0.50%	$(52,553)
Currency	0.06%	4,031	0.00%	-
Energy	-0.43%	(28,234)	-0.12%	(12,759)
Indices	-0.05%	(3,318)	0.00%	(175)
Interest rates	-0.16%	(10,506)	1.59%	166,261
Metals	0.00%	-	-0.01%	(1,425)

Forward Positions
Currency	0.00%	-	0.26%	27,671

Total long positions on open contracts		$(49,002)		$127,020

Short Positions
Futures Positions
Agriculture	-0.26%	$(17,425)	0.89%	$93,077
Currency	0.33%	21,518	0.38%	39,919
Energy	0.89%	59,088	2.05%	215,346
Indices	-0.23%	(15,231)	0.00%	-
Interest rates	0.03%	1,694	0.00%	-
Metals	0.04%	2,772	0.43%	44,785

Forward Positions
Currency	0.00%	-	-0.36%	(38,216)

Total short positions on open contracts		$52,416		$354,911

Total unrealized gain on open contracts		$3,414		$481,931

Short put options on futures contract
Agriculture (premiums received - $0 and $8,212, respectively)	0.00%	$-	-0.11%	$(11,963)
Interest rates (premiums received - $4,356 and $0, respectively)	-0.11%	(7,440)	0.00%	-

Total short put options on futures contracts		$(7,440)		$(11,963)

Short call options on futures contracts
Agriculture (premiums received - $0 and $7,800, respectively)	0.00%	$-	-0.04%	$(4,013)
Interest rates (premiums received - $3,000 and $0, respectively)	-0.01%	(619)	0.00%	-

Total short call options on futures contracts		$(619)		$(4,013)

Total options written on futures contracts		$(8,059)		$(15,976)

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARIES
Consolidated Statements of Operations

	Years Ended December 31,
	2015	2014	2013

Trading gain (loss):
Gain (loss) on trading of commodity contracts:
Realized gain (loss) on closed positions	$336,809	$881,958	$(200,091)
Change in unrealized gain (loss) on open positions	(479,256)	(280,669)	432,476
Realized gain (loss) on investment in
Global Diversified Managed Futures Portfolio LLC	-	-	(12,749)
Foreign currency transaction (loss)	(22,435)	(82,790)	(23,147)
Total Trading gain (loss)	(164,882)	518,499	196,489

Net investment income (loss):
Interest income	2,532	22,022	199,885
Realized gain (loss) on fixed income securities	-	(51,697)	(114,591)
Change in unrealized gain (loss) on fixed income securities	-	36,503	(34,582)
Total net investment gain (loss)	2,532	6,828	50,712

Expenses:
Commissions - Class A	330,955	536,175	777,646
Commissions - Class B	1,561	5,768	12,350
Commissions - Class C	865	-	-
Commissions - Non-controlling interests	1,915	-	-
Advisory fees	-	-	28,101
Management fees	218,826	282,920	356,452
Incentive fees	99,066	211,404	118,791
Investment Manager Incentive fees	2,224	-	-
Ongoing offering expenses	35,200	57,000	46,500
Operating expenses	337,899	433,250	438,000
Total expenses	1,028,511	1,526,517	1,777,840

Trading (loss)	(1,190,861)	(1,001,190)	(1,530,639)

Less: Operations attributed to non-controlling interests	(11,244)	-	-

Trading income (loss) net of non-controlling interests	(1,179,617)	(1,001,190)	(1,530,639)

Non-Trading income (loss):
Interest on Non-Trading reserve	25	264	370
Collections in excess of impaired value	-	192,445	240,556
Legal and administrative fees	(301,763)	(19,882)	(256,885)
Management fees paid to US Bank	(451,942)	(146,588)	(220,905)
Non-Trading income (loss)	(753,680)	26,239	(236,864)

Net income (loss)	$(1,933,297)	$(974,951)	$(1,767,503)

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARIES
Consolidated Statement of Changes in Unitholders’ Capital
For the years ended December 31, 2015, 2014 and 2013

Unitholders' Capital (Trading)	Beneficial Owners - Trading Class A		Beneficial Owners - Trading Class B		Beneficial Owners - Trading Class C
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2012	274,403	$21,106,894	8,103	$675,323	-	$-
Trading income (loss)	-	(1,498,416)	-	(29,187)	-	-
Transfers from Class A to Class B	(156)	(10,854)	142	10,854	-	-
Unitholders redemptions	(83,789)	(6,028,261)	(3,681)	(297,641)	-	-
Balances at December 31, 2013	190,458	13,569,363	4,564	359,349	-	-
Trading income (loss)	-	(970,141)	-	(29,039)	-	-
Unitholders redemptions	(54,789)	(3,442,929)	(3,543)	(252,597)	-	-
Balances at December 31, 2014	135,669	9,156,293	1,021	77,713	-	-
Trading income (loss)	-	(1,185,579)	-	(9,030)	-	20,020
Unitholders' contributions	-	-	-	-	6,569	500,000
Unitholders redemptions	(24,857)	(1,533,585)	(66)	(4,847)	(6,569)	(520,020)
Balances at December 31, 2015	110,812	$6,437,129	955	$63,836	-	$-

Unitholders' Capital (Trading)	Managing Owners - Trading Class A		Total Unitholders' Capital - Trading		Non-Controlling Interests
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2012	535	$41,153	283,041	$21,823,370	-	$-
Trading income (loss)	-	(3,036)	-	(1,530,639)	-	-
Transfers from Class A to Class B	-	-	(14)	-	-	-
Unitholders' redemptions	-	-	(87,470)	(6,325,902)	-	-
Balances at December 31, 2013	535	38,117	195,557	13,966,829	-	-
Trading income (loss)	-	(2,010)	-	(1,001,190)	-	-
Unitholders' redemptions	-	-	(58,332)	(3,695,526)	-	-
Balances at December 31, 2014	535	36,107	137,225	9,270,113	-	-
Trading income (loss)	-	(5,028)	-	(1,179,617)	-	(11,244)
Unitholders' contributions	-	-	6,569	500,000	-	100,000
Unitholders' redemptions	-	-	(31,492)	(2,058,452)	-	-
Balances at December 31, 2015	535	$31,079	112,302	$6,532,044	-	$88,756

Unitholders' Capital (LLC Equity/Non-Trading)	Participating Owners-		Nonparticipating Owners-		Total Unitholders' Capital-
	LLC Equity/Non-Trading		LLC Equity/Non-Trading		LLC Equity/Non-Trading
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2012	237,663	149,728	2,035,625	1,277,360	2,273,288	1,427,088
Non-Trading income (loss)	-	(22,145)	-	(214,719)	-	(236,864)
Reallocation due to Redemptions	(66,429)	(37,931)	66,429	37,931		-
Unitholders' distribution	-	-	-	-	-	-
Balances at December 31, 2013	171,234	89,652	2,102,054	1,100,572	2,273,288	1,190,224
Non-Trading income (loss)	-	(592)	-	26,831	-	26,239
Reallocation due to Redemptions	(55,737)	(27,256)	55,737	27,256	-	-
Unitholders' distribution	-	-	-	-	-	-
Balances at December 31, 2014	115,497	61,804	2,157,791	1,154,659	2,273,288	1,216,463
Non-Trading income (loss)	-	(36,957)	-	(716,723)	-	(753,680)
Reallocation due to Redemptions	(21,106)	(5,632)	21,106	5,632	-	-
Unitholders' distribution - see Note (1)	(94,391)	(19,215)	(2,178,897)	(443,568)	(2,273,288)	(462,783)
Balances at December 31, 2015	-	$-	-	$-	-	$-

Total Unitholders Capital at December 31, 2015						$6,620,800

	Unitholders' Capital Trading Class A	Unitholders' Capital Trading Class B	Unitholders' Capital Trading Class C	Unitholders' Capital (LLC Equity/Non-Trading)

Net asset value per unit at December 31, 2014	$67.49	$76.11	$-	$0.54
Net change per unit	(9.40)	(9.27)	-	(0.54)
Net asset value per unit at December 31, 2015	$58.09	$66.84	$-	$-

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements –
December 31, 2015, 2014, 2013

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

R.J. O’Brien Fund Management, LLC, the managing owner of the Trust (“RJOFM” or the “Managing Owner”), acquired the managing owner interest in the Trust from Refco Commodity Management, Inc. (“RCMI”) on November 30, 2006.  The Managing Owner of the Trust was initially formed as an Illinois corporation in November 2006, and became a Delaware limited liability company in July of 2007.  The Managing Owner has been registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator, and has been a member in good standing of the National Futures Association (“NFA”) in such capacity, since December 1, 2006.  The Managing Owner is registered as a commodity pool operator under the Commodity Exchange Act, as amended (“CE Act”), and is responsible for administering the business and affairs of the Trust.  The Managing Owner is an affiliate of R.J. O’Brien & Associates LLC, the clearing broker for the Trust (“RJO” or the “Clearing Broker”) through its investment in RJ OASIS (as defined below).

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

As of December 31, 2015, prior to quarter-end reallocation, RPM has delegated trading decisions for the Trust to five independent Trading Advisors:  Revolution Capital Management, LLC (“RCM”), PGR Capital LLP (“PGR”), Centurion Investment Management, LLC (“CIM”), ROW Asset Management, LLC (“ROW”), Turning Wheel Capital, Inc. (“TWC”) and Claughton Capital, LLC (“Claughton”),  pursuant to advisory agreements executed between the Managing Owner, and, as applicable, each Trading Company and each Trading Advisor (each an “Advisory Agreement” and collectively the “Advisory Agreements”).

The Advisory Agreements provide that each Trading Advisor has discretion in and responsibility for the selection of the Trading Company’s commodity transactions with respect to that portion of the Series’ assets allocated to it.  As of December 31, 2015, prior to quarter-end reallocation, RCM was managing 18.34%, PGR 19.92%, CIM 14.67%, ROW 16.44%, TWC 5.03% and Claughton 2.85% of the Trust’s assets, respectively.  Approximately 22.75% of the Trust’s assets were not allocated to any Trading Advisor.

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

A portion of the Trust’s net assets are deposited in the Trust’s accounts with RJO, the Trust’s clearing broker and currency dealer.  For U.S. dollar deposits, 100% of interest earned on the Trust’s assets, calculated by the average four-week Treasury bill rate, is paid to the Trust.  For non-U.S. dollar deposits, the current rate of interest is equal to a rate of one-month LIBOR less 100 basis points.  Any amounts received by RJO in excess of amounts paid to the Trust are retained by RJO.  On October 6, 2010, the Managing Owner appointed RJO Investment Management LLC (“RJOIM”), an affiliate of the Managing Owner, to manage the Trust’s cash deposited with Wells Fargo Bank, N.A. (“Wells”).  As of December 31, 2015, Wells held approximately $1,450,000 of the Trust’s assets.  To the extent excess cash is not invested in securities, such cash will be subject to the creditworthiness of the institution where such funds are deposited.

As of December 31, 2015, accounting and transfer agency services for the Trust are provided by NAV Consulting, Inc., the Trust’s administrator.

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

Effective as of June 15, 2015 (the “Termination Date”), the LLC was dissolved by US Bank.  US Bank effected the dissolution based upon their belief that substantially all of the LLC’s claims had been liquidated and the related proceeds had been distributed to the unitholders, and that the LLC was not likely to receive further significant recoveries related to such claims.  Accordingly, the LLC has ceased to carry on its business as of the Termination Date except insofar as may be necessary for the winding up of its business.  As of the Termination Date, the LLC has taken full account of its assets and liabilities, and has made payment or has otherwise provided for all of its remaining debts and liabilities.  US Bank has established a contingency reserve with all remaining funds from the LLC in its possession in the approximate amount of $475,000 to pay for any future wind up expenses of, or other claims made against, the LLC on or prior to June 15, 2017 (the “Reserve Termination Date”).  To the extent no claims or obligations of the LLC remain outstanding as of the Reserve Termination Date (as determined in US Bank’s reasonable discretion), US Bank will distribute the then remaining funds to the unitholders, provided, however, if the amount of remaining funds available for distribution does not significantly exceed the cost of making such distribution, US Bank reserves the right to donate the remaining amounts to a nationally recognized charity.

Accordingly, the LLC/Non-trading unitholders capital accounts were distributed to US Bank on the Termination Date.  Amounts estimated to be due to Participating Owners aggregating $20,248 are reflected as a distribution payable and a receivable from US Bank in the Consolidated Statements of Financial Condition.

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

(b)    Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Trust, its wholly-owned subsidiaries: the LLC through the Termination Date (see Note (1) above), the OASIS Centurion Investment Mgmt Series, OASIS Turing Wheel Capital Series, and OASIS Claughton Capital Series.  The consolidated financial statements also include the controlling and majority equity interest in the OASIS Revolution Capital Mgmt Series, OASIS PGR Capital Series and OASIS ROW Asset Mgmt Series.  Interests in such series of RJ OASIS not wholly-owned by the Trust are shown as non-controlling interests.  All material intercompany transactions have been eliminated upon consolidation.

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

For each series of RJ OASIS in which the Trust invests, that portion of the Trust’s net assets are deposited into an account of the relevant Trading Company held at RJO,  the clearing broker and currency dealer for each Trading Company.  For U.S. dollar deposits, 100% of interest earned on the series’ assets, calculated by the average four-week Treasury bill rate, is paid to the series.  For non-U.S. dollar deposits, the current rate of interest is equal to a rate of one-month LIBOR less 100 basis points.  Any amounts received by RJO in excess of amounts paid to the series are retained by RJO.  On October 6, 2010, the Managing Owner appointed RJO Investment Management LLC (“RJOIM”), an affiliate of the Managing Owner, to manage the Trust’s cash deposited with Wells Fargo Bank, N.A. (“Wells”).  As of December 31, 2015, Wells held approximately $1,450,000 of the Trust’s assets.  To the extent excess cash is not invested in securities, such cash will be subject to the creditworthiness of the institution where such funds are deposited.

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

(g)   Valuation of Assets Held at Refco Capital Markets, Ltd.

The Trust recorded an impairment charge against its assets held at REFCO, LTD at December 31, 2005, based on management’s estimate of fair value at that time.  Subsequent recoveries from REFCO, LTD were credited against the then book value of the claim.  On June 28, 2007, the Trust’s cumulative recoveries from REFCO, LTD exceeded the book value of the impaired assets held at REFCO, LTD, which resulted in no remaining book value for those assets.  All recoveries in excess of the book value of the impaired assets have been recorded as “Collections in excess of impaired value” on the Trust’s consolidated statements of operations.  As part of the winding down of the LLC, US Bank, as Manager of the LLC, has taken into full account the LLC’s liabilities and assets, and has made payment and otherwise provided for all remaining LLC’s debits and liabilities.  See Note (6) for further details.

(h)   Recent Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers.  The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.  The standard permits the use of either the retrospective or cumulative effect transition method.  In July 2015, the FASB voted to delay the effective date of this ASU by one year.  The ASU will now be effective commencing with the Trust’s quarter ending March 31, 2018.  Early adoption of this ASU is allowed no sooner than the original effective date.  The Trust has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

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

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis.  ASU 2015-02 amends the consolidation considerations when evaluating certain limited partnerships, variable interest entities and investment funds.  The ASU is effective for the Trust in the first quarter of 2016 and early adoption is permitted.  The guidance also requires retrospective or modified retrospective application to all prior periods presented.  The Trust does not expect adoption of this ASU to have a material impact on its consolidated financial statements.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.  ASU 2015-07 is effective for the Trust in the first quarter of 2016, with early adoption permitted.  The guidance also requires retrospective application to all prior periods presented.  The Trust does not expect adoption of this ASU to have a material impact on its consolidated financial statements.

(3)           Fees

Management fees are accrued and paid monthly by the relevant series’ Trading Company.  Incentive fees are accrued monthly and paid quarterly, as applicable, by the relevant series’ Trading Company.  Trading decisions for the period of these financial statements were made by the Trading Advisors.

Pursuant to the Trust Agreement, the Trust pays the Managing Owner a fee of 0.50% of the Trust’s month-end net assets on an annual basis.  The Managing Owner fee was not paid on the LLC’s net assets.

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

Pursuant to the Trust’s agreements with the Trading Advisors, each Trading Advisor receives a monthly management fee at the rate ranging from 0.042% to 0.083% (a 0.5% to 1% annual rate) of the Trust’s month-end net assets calculated after deduction of brokerage fees, but before reduction for any incentive fee or other costs and before inclusion of new unitholder subscriptions and redemptions for the month.  These management fees are not paid on the LLC’s net assets.

Pursuant to its Advisory Agreement, each Trading Advisor may also receive from the relevant series’ Trading Company a quarterly incentive fee ranging from 15% to 20% of the “New Trading Profit,” if any, of the Trust.  The incentive fee is based on the performance of each Trading Advisor’s portion of the assets allocated to them.  New Trading Profit in any quarter is equal to the “Trading Profit” for such quarter that is in excess of the highest level of such cumulative trading profit as of any previous calendar quarter-end.  Trading Profit is calculated by including realized and unrealized profits and losses, excluding interest income, and deducting the management fee and brokerage fee.  These incentive fees are not paid on the LLC’s capital appreciation (if any).

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

The Trust files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions.  The Trust’s U.S. federal income tax returns for all tax years ended on or after December 31, 2012, remain subject to examination by the Internal Revenue Service.  The Trust’s state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, generally ranging from three to five years from the date of filing.

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

The Trust, through its indirect investment in the Trading Companies, has cash on deposit with the FCM in connection with its trading of forward contracts.  In the normal course of business, the Trust does not require collateral from such interbank market maker.  Due to forward contracts being traded in unregulated markets between principals, the Trust also assumes a credit risk, the risk of loss from counterparty non-performance.

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

Net trading results from derivatives for the years ended December 31, 2015, 2014, and 2013, respectively, are reflected in the consolidated statements of operations and are equal to the gain or loss from trading less brokerage commissions.  Such trading results reflect the net gain or loss arising from the Trust’s speculative trading of futures contracts, options and forward contracts through its indirect investment with the Trading Companies.

The Trust, through its indirect investment in the trading Companies, invests its margin in fixed income securities as permitted by CFTC regulations regarding acceptable securities for investment of segregated assets and the RJOIM agreement with the Trust.  Such acceptable securities, include, but are not limited to, U.S. Treasury and government agencies’ securities, purchase agreements collateralized by U.S. Treasury and government agencies, corporate debt securities, and bank debt securities.  The Trust’s total investment in corporate debt securities, bank deposit securities, and certificate of deposits combined cannot exceed 40% of the Trust’s total assets.

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

          Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Trust has the ability to access at the measurement date.  An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.  The value of any exchange-traded futures contracts and options fall into this category.

          Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  This category includes forward currency contracts, options on forward currency contracts and fixed income securities that are valued using models or other valuation methodologies derived from observable market data.

          Level 3 inputs are unobservable inputs for an asset or liability.  Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.  As of December 31, 2015 and December 31, 2014, the Trust did not have any Level 3 assets or liabilities.

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

The following table presents the Trust’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014, respectively:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Unrealized gain on open contracts:
Futures positions	$3,414	$-	$-	$3,414
	3,414	-	-	3,414
Liabilities
Options written on futures contracts	(8,059)	-	-	(8,059)
	(8,059)	-	-	(8,059)

Total fair value	$(4,645)	$-	$-	$(4,645)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Unrealized gain (loss) on open contracts:
Futures positions	$492,477	$-	$-	$492,477
Forwards currency positions	-	(10,546)	-	(10,546)
	492,477	(10,546)	-	481,931
Liabilities
Options written on futures contracts	(15,976)	-	-	(15,976)
	(15,976)	-	-	(15,976)

Total fair value	$476,501	$(10,546)	$-	$465,955

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

Commodity brokerage commissions on a per trade (‘half-turn”) basis, in addition to any transactional (floor brokerage, give-up charges, NFA, clearing and exchange) fees are typically paid to the clearing broker at the time of the initial purchase (or sale) and again at the subsequent sale (or purchase) of a commodity futures contract.  These “half-turn commission and fees” are charged to expense when incurred.

“Commission and fees” included the following across each class of units (1):

Recipient	Nature of Payment	Class A Units	Class B Units	Class C Units	Class D Units (2)
Managing Owner	Managing Owner Fee	0.50%	0.50%	0.50%	0.50%
Selling Agents	Selling Commission	2.00%	0.00%	0.00%	2.00%
Selling Agents	Selling Commission (initial sales charge) (3)	0.00%	0.00%	0.00%	2.00%
Managing Owner	Wholesale Fee (4)	0.00%	0.00%	0.35%	0.35%
Clearing Broker	Clearing, NFA and exchange fees (approximately) (5)	1.83%	1.83%	1.83%	1.83%

		4.33%	2.33%	2.68%	6.68%

(1)  The above costs, fees and expenses are reflected in the commission by class line on the consolidated statement of operations.  Commissions were not paid with respect to the LLC’s net assets.

(2)  As of December 31, 2015, no Class D units had been sold.

(3)  Class D units may be subject to an initial sales charge of up to 2.00% of the subscription amount upon investment.

(4)  The Class C and Class D units are subject to a wholesaling fee of .35% to the Managing Owner to compensate agents who may facilitate distribution of such units.

(5)  Fees are charged as actually incurred.

(9)            Financial Highlights

The following financial highlights show the Trust’s financial performance of the Trading units for the periods ended December 31, 2015, 2014 or 2013.  Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period, and is not annualized.  Total return is calculated based on the aggregate return of the Trust’s Trading units taken as a whole.  As of December 31, 2015, no Class D units had been sold and, therefore, the Trust’s financial performance with respect to the Class D units is not reflected below.

	Class A			Class B			Class C*
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Per share operating performance:
Net asset value of Trading units, beginning of period	$67.49	$71.25	$76.92	$76.11	$78.74	$83.34	$-	$-	$-
Total Trading income (loss):
Trading gain (loss)	(1.38)	5.31	1.37	(1.59)	6.08	1.53	-	-	-
Investment income	0.02	0.04	0.20	0.02	0.04	0.22	-	-	-
Expenses	(8.04)	(9.11)	(7.24)	(7.70)	(8.75)	(6.35)	-	-	-
Trading income (loss)	(9.40)	(3.76)	(5.67)	(9.27)	(2.63)	(4.60)	-	-	-
Net asset value of Trading units, end of period	$58.09	$67.49	$71.25	$66.84	$76.11	$78.74	$-	$-	$-

Total return:
Total return before incentive fees	(12.71%)	(3.28%)	(6.72%)	(11.01%)	(1.94%)	(4.79%)	5.22%	-	-
Less incentive fee allocations	(1.22%)	(1.99%)	(0.66%)	(1.17%)	(1.41%)	(0.73%)	(1.22%)	-	-
Total return	(13.93%)	(5.27%)	(7.38%)	(12.18%)	(3.35%)	(5.52%)	4.00%	-	-

Ratios to average net assets:
Trading (loss)	(15.48%)	(9.26%)	(8.61%)	(13.10%)	(15.76%)	(5.78%)	3.93%	-	-
Expenses:
Expenses, less incentive fees	(11.87%)	(12.34%)	(9.30%)	(9.76%)	(10.67%)	(7.33%)	(0.49%)	-	-
Incentive fees	(1.22%)	(1.99%)	(0.66%)	(1.17%)	(1.41%)	(0.73%)	(1.22%)	-	-
Total expenses	(13.09%)	(14.33%)	(9.96%)	(10.93%)	(12.08%)	(8.06%)	(1.71%)	-	-

The calculations above do not include activity within the Trust’s Non-Trading Accounts.

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the periods ended December 31, 2015, 2014 and 2013.  The amounts are not annualized.  Total return is calculated for each class of unitholders’ capital taken as a whole.  An individual investor’s return may vary from these returns.

*No financial highlights per share operating performance has been presented for Class C units since all Class C units were purchased and fully redeemed in January 2015.  Class C net assets were zero at the beginning and the end of the year.

(10)         Cash Management Agreement with Affiliate.

On October 6, 2010, the Managing Owner retained RJOIM, an SEC registered investment adviser and an affiliate of the Managing Owner, as cash manager.  The assets managed by RJOIM are held in segregated accounts in custody at Wells.  RJOIM is paid an annual fee, currently 0.20% calculated and accrued daily at a rate equal to 1/360 of the principal balance.  As of August 1, 2014, RJOIM agreed to waive all advisory fees previously charged to the Trust, back to January 1, 2014, in response to a request by the Managing Owner for said rebate.  This request was made due to the decrease in the size of the Trust’s deposit with RJOIM and the current interest rate environment.  The total amount waived as of July 31, 2014, was $3,483.  As of December 31, 2015 and 2014, the Trust’s deposits held by RJOIM consisted of cash of $1,449,728 and $512,044, respectively, and fixed income securities of $0 and $0, respectively.  Advisory fees earned by RJOIM aggregated $0, $0, and $28,101, for the years ended December 31, 2015, 2014 and 2013 respectively.  Since August 1, 2014, RJOIM continues to waive its advisory fee.

(11)         Derivative Instruments and Hedging Activities.

The Trust does not utilize “hedge accounting” and instead “marks-to-market” its derivatives through operations.

Derivatives not designated as hedging instruments:

As of December 31, 2015
	Asset	Liability
Type of	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$32,649	$(61,049)	$(28,400)
Currency	26,412	(863)	25,549
Energy	104,889	(74,035)	30,854
Indices	5,225	(23,774)	(18,549)
Interest rates	4,782	(21,653)	(16,871)
Metals	11,985	(9,213)	2,772
	$185,942	$(190,587)	$(4,645)

As of December 31, 2014
	Asset	Liability
Type of futures,	Derivatives	Derivatives	Net
Futures Contracts	Fair Value	Fair Value	Fair Value

Agriculture	$119,669	$(95,121)	$24,548
Currency	60,876	(31,502)	29,374
Energy	218,011	(15,424)	202,587
Indices	12,875	(13,050)	(175)
Interest rates	168,536	(2,275)	166,261
Metals	44,235	(875)	43,360
	$624,202	$(158,247)	$465,955

The above reported fair values are included in equity in commodity trading accounts – unrealized gain on open contracts and in purchased options on futures and written options on futures contracts in the consolidated statements of financial condition as of December 31, 2015 and 2014, respectively.

Trading gain (loss) for the following periods:

	Year ended December 31,
Type of Futures Contracts	2015	2014	2013
Agriculture	$(177,298)	$(42,004)	$441,400
Currency	(480,313)	790,640	(221,046)
Energy	687,431	126,535	(430,320)
Indices	(226,266)	(566,210)	394,694
Interest rates	16,128	188,370	(204,765)
Metals	15,436	21,168	229,275
	$(164,882)	$518,499	$209,238

See Note (5) for additional information on the trading of derivatives not designed as hedging instruments and the related risks.

(12)         Offsetting.

As indicated in Note (1), the Trust’s assets are currently indirectly allocated to each of the Trading Companies.  All of the Trading Companies utilize RJO as their clearing broker.  Each Trading Company has its own separate clearing agreement with RJO, under which each of the Trading Companies are subject to master netting agreements or similar arrangements that allow RJO to offset any assets of the individual entity by any liabilities of the individual Trading Company, as necessary, if RJO determines that the amount of margin is not appropriate or the Trading Company is not able to perform.  Each of the Trading Companies hold significant cash deposits with RJO, which can be and is used by the Trading Companies to settle any obligations due to RJO.  The master netting agreements or similar arrangements do not apply to amounts owed to/from different counterparties and they do not apply across different Trading Companies.

For financial reporting purposes, the Trust nets its similar derivative assets and liabilities that are subject to netting arrangements in the Statements of Financial Condition.  The following tables present the Trust’s derivative assets and liabilities by investment type and by counterparty, net of amounts available for offset under a master netting agreement, along with the related collateral received or pledged by the Trading Companies (cash on deposit with broker) as of December 31, 2015 and December 31, 2014:

	Offsetting of Derivative Assets

	As of December 31, 2015			As of December 31, 2014
Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition

Futures and forward contracts	$185,942	$(182,528)	$3,414	$624,202	$(142,271)	$481,931

	$185,942	$(182,528)	$3,414	$624,202	$(142,271)	$481,931

	Derivative Assets and Collateral Held by Counterparty

	As of December 31, 2015				As of December 31, 2014
	Net Amount of Assets in the	Gross Amounts Not Offset in the Statement of Financial Condition			Net Amount of Assets in the	Gross Amounts Not Offset in the Statement of Financial Condition
Individual Trading Companies (with derivative assets and collateral held by RJO)	Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount	Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount

OASIS PGR, LLC	$(26,242)	$-	$-	$(26,242)	$297,570	$-	$-	$297,570
OASIS ROW, LLC	11,674	-	-	11,674	184,361	-	-	184,361
OASIS TWC, LLC	(715)	-	-	(715)	-	-	-	-
OASIS Claughton, LLC	18,697	-	-	18,697	-	-	-	-

	$3,414	$-	$-	$3,414	$481,931	$-	$-	$481,931

	Offsetting of Derivative Liabilities

	As of December 31, 2015			As of December 31, 2014
Description	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition

Futures and forward contracts	$182,528	$(182,528)	$-	$142,271	$(142,271)	$-
Options written on futures contracts	8,059	-	8,059	15,976	-	15,976

	$190,587	$(182,528)	$8,059	$158,247	$(142,271)	$15,976

	Derivative Liabilities and Collateral Pledged by Counterparty

	As of December 31, 2015				As of December 31, 2014
	Net Amount of Liabilities in	Gross Amounts Not Offset in the Statement of Financial Condition			Net Amount of Liabilities in	Gross Amounts Not Offset in the Statement of Financial Condition
Individual Trading Companies (with derivative liabilities and collateral held by RJO)	the Statement of Financial Condition	Financial Instruments	Cash Deposits Held by Broker	Net Amount	the Statement of Financial Condition	Financial Instruments	Cash Deposits Held by Broker	Net Amount

OASIS ROW, LLC	$8,059	$(8,059)	$-	$-	$15,976	$(15,976)	$-	$-

	$8,059	$(8,059)	$-	$-	$15,976	$(15,976)	$-	$-

(13)       Subsequent Events.

As of January 9, 2016, the Trust subscribed to invest into the “OASIS Degraves Capital Mgmt Series” (managed by Degraves Capital Mgmt PTY).  The amount allocated to OASIS Degraves Capital Mgmt Series was $333,333.

As of February 1, 2016, the Trust redeemed out of the “OASIS Centurion Investment Mgmt Series” (managed by CIM) and after month-end reallocation subscribed to allocate those funds to the cash investment account at Wells to be managed by RJOIM.  The amount redeemed out of the OASIS Centurion Investment Mgmt Series was $980,410 and the amount allocated to Wells was $980,410 after the month-end reallocation.

The Trust expects to pay annual expenses of approximately 7.19% (for Class C units) to 11.96% (for Class D units) after taking into account estimated interest income of its average month-end assets.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ James Gabriele
James Gabriele Chief Financial Officer R.J. O’Brien Fund Management, LLC
The Managing Owner and Commodity Pool Operator of
RJO Global Trust
March 28, 2016