Form 10-K, Exhibit 13
period 2016-12-31
RJO GLOBAL TRUST
filed 2017-03-30
CIK 1027099

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

In 2016, during a challenging market environment, the Trust delivered negative performance, slightly worse than industry benchmarks.  However, in the beginning of the year, markets entered crisis mode and the Trust, once again, delivered crisis alpha profiting from favorable trading opportunities primarily in fixed income. The remainder of the year was characterized by choppy market conditions due to political uncertainty regarding Brexit and the US election.  The Trust was at the ready when the surprise Brexit vote sent shockwaves through the financial system.  The second half of the year was characterized by difficult trading conditions especially in bonds, metals and energy.  Performance was mixed across managers and sub strategies with fundamental managers and “hybrid” trend following managers generally outperforming.

Throughout the year the Trust allocated approximately 55% to trend following strategies.  The allocation varied over the year between as low as 40% up to 70% at times.  The balance was split between the two diversifying strategies, fundamental and short term.

RPM believes that in 2017, global growth is expected to accelerate driven by a positive impulse from the US which, in turn, will increase divergence in monetary policies between the US and other advanced economies.  CTAs should be able to profit from the accompanying trend environment, especially in fixed income and currency markets.  That being said, political uncertainties and financial risks remain high throughout the year.

We thank you for your continued support.

Past performance is not indicative of future results.

/s/ Julie M. DeMatteo
Julie M. DeMatteo Chief Executive Officer and Director
R.J. O’Brien Fund Management, LLC Managing Owner RJO Global Trust

RJO GLOBAL TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Owner and Beneficial Owners of RJO Global Trust and Subsidiaries:

We have audited the accompanying consolidated statements of financial condition, including the condensed consolidated schedules of investments, of RJO Global Trust and Subsidiaries (the “Trust”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, and changes in unitholders’ capital for each of the three years in the period ended December 31, 2016.  These consolidated financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RJO Global Trust and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations for each of the three years in the period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

/S/ Moss Adams, LLP

Dallas, Texas
March 30, 2017

RJO GLOBAL TRUST AND SUBSIDIARIES
Consolidated Statements of Financial Condition

Assets
	December 31,	December 31,
	2016	2015

Assets:
Equity in commodity Trading accounts:
Cash on deposit with broker	$-	$5,323,944
Unrealized gain on open contracts	-	3,414
Total due from broker	-	5,327,358

Cash and cash equivalents on deposit with affiliate	4,850,088	1,449,723
Cash on deposit with bank	67,326	92,621
Interest receivable	1,197	304
Receivable from US Bank	17,890	20,248

Total Assets	$4,936,501	$6,890,254

Liabilities and Unitholders' Capital

Liabilities:
Equity in commodity Trading accounts:
Options written on futures contracts (premiums received $0 and $7,356, respectively)	$-	$8,059
Accrued commissions	10,101	13,781
Accrued management fees	-	14,747
Accrued incentive fees	-	12,324
Accrued operating expenses	189,019	170,958
Accrued offering expenses	8,786	328
Redemptions payable-Trading	570,896	29,009
Distribution payable - Non-Trading	17,890	20,248
Total liabilities	796,692	269,454

Unitholders' capital:
Unitholders' capital (Trading):
Beneficial owners
Class A (82,359 and 110,812 units outstanding at December 31, 2016 and December 31, 2015, respectively)	4,064,794	6,437,129
Class B (839 and 955 units outstanding at December 31, 2016 and December 31, 2015, respectively)	48,612	63,836
Class C (0 and 0 units outstanding at December 31, 2016 and December 31, 2015, respectively)	-	-
Class D (0 and 0 units outstanding at December 31, 2016 and December 31, 2015, respectively)	-	-
Managing owner (535 Class A units outstanding at December 31, 2016 and December 31, 2015, respectively)	26,403	31,079

Total unitholders' capital	4,139,809	6,532,044

Non-Controlling Interests	-	88,756

Total Capital	4,139,809	6,620,800

Total Liabilities and Unitholders' Capital	$4,936,501	$6,890,254

Net asset value per unit:
Trading:
Class A	$49.35	$58.09
Class B	$57.94	$66.84

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARIES
Condensed Consolidated Schedule of Investments

	December 31, 2016		December 31, 2015
	Percentage of		Percentage of
	Net Assets	Fair value	Net Assets	Fair value

Long Positions
Futures Positions
Agriculture	0.00%	$-	-0.17%	$(10,975)
Currency	0.00%	-	0.06%	4,031
Energy	0.00%	-	-0.43%	(28,234)
Indices	0.00%	-	-0.05%	(3,318)
Interest rates	0.00%	-	-0.16%	(10,506)

Total long positions on open contracts		$-		$(49,002)

Short Positions
Futures Positions
Agriculture	0.00%	$-	-0.26%	$(17,425)
Currency	0.00%	-	0.33%	21,518
Energy	0.00%	-	0.89%	59,088
Indices	0.00%	-	-0.23%	(15,231)
Interest rates	0.00%	-	0.03%	1,694
Metals	0.00%	-	0.04%	2,772

Total short positions on open contracts		$-		$52,416

Total unrealized gain on open contracts		$-		$3,414

Short put options on futures contract
Interest rates (premiums received - $0 and $4,356, respectively)	0.00%	$-	-0.11%	$(7,440)

Short call options on futures contracts
Interest rates (premiums received - $0 and $3,000, respectively)	0.00%	$-	-0.01%	$(619)

Total options written on futures contracts		$-		$(8,059)

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARIES
Consolidated Statements of Operations

	Years Ended December 31,
	2016	2015	2014

Trading gain (loss):
Gain (loss) on trading of commodity contracts:
Realized gain (loss) on closed positions	$(12,002)	$336,809	$881,958
Change in unrealized loss on open positions	(2,711)	(479,256)	(280,669)
Foreign currency transaction loss	(23,202)	(22,435)	(82,790)
Total Trading gain (loss)	(37,915)	(164,882)	518,499

Net investment income (loss):
Interest income	14,761	2,532	22,022
Realized loss on fixed income securities	-	-	(51,697)
Change in unrealized gain on fixed income securities	-	-	36,503
Total net investment gain	14,761	2,532	6,828

Expenses:
Commissions - Class A	255,908	330,955	536,175
Commissions - Class B	1,343	1,561	5,768
Commissions - Class C	-	865	-
Commissions - Non-controlling interests	2,659	1,915	-
Management fees	147,535	218,826	282,920
Incentive fees	73,508	99,066	211,404
Investment Manager Incentive fees	-	2,224	-
Ongoing offering expenses	30,392	35,200	57,000
Operating expenses	301,861	337,899	433,250
Total expenses	813,206	1,028,511	1,526,517

Trading loss	(836,360)	(1,190,861)	(1,001,190)

Less: Operations attributed to non-controlling interests	(6,008)	(11,244)	-

Trading loss net of non-controlling interests	(830,352)	(1,179,617)	(1,001,190)

Non-Trading income (loss):
Interest on Non-Trading reserve	-	25	264
Collections in excess of impaired value	-	-	192,445
Legal and administrative fees	-	(301,763)	(19,882)
Management fees paid to US Bank	-	(451,942)	(146,588)
Non-Trading income (loss)	-	(753,680)	26,239

Net loss	$(830,352)	$(1,933,297)	$(974,951)

See accompanying notes to consolidated financial statements.

RJO GLOBAL TRUST AND SUBSIDIARIES
Consolidated Statement of Changes in Unitholders’ Capital
For the years ended December 31, 2016, 2015 and 2014

Unitholders' Capital (Trading)	Beneficial Owners - Trading Class A		Beneficial Owners - Trading Class B		Beneficial Owners - Trading Class C
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2013	190,458	$13,569,363	4,564	$359,349	-	$-
Trading loss	-	(970,141)	-	(29,039)	-	-
Unitholders redemptions	(54,789)	(3,442,929)	(3,543)	(252,597)	-	-
Balances at December 31, 2014	135,669	9,156,293	1,021	77,713	-	-
Trading income (loss)	-	(1,185,579)	-	(9,030)	-	20,020
Unitholders contributions	-	-	-	-	6,569	500,000
Unitholders redemptions	(24,857)	(1,533,585)	(66)	(4,847)	(6,569)	(520,020)
Balances at December 31, 2015	110,812	6,437,129	955	63,836	-	-
Trading loss	-	(818,494)	-	(7,182)	-	-
Unitholders' contributions	-	-	-	-	-	-
Unitholders redemptions	(28,453)	(1,553,841)	(116)	(8,042)	-	-
Balances at December 31, 2016	82,359	$4,064,794	839	$48,612	-	$-

Unitholders' Capital (Trading)	Managing Owners - Trading Class A		Total Unitholders' Capital -Trading		Non-Controlling Interests
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2013	535	$38,117	195,557	$13,966,829	-	$-
Trading loss	-	(2,010)	-	(1,001,190)	-	-
Unitholders' redemptions	-	-	(58,332)	(3,695,526)	-	-
Balances at December 31, 2014	535	36,107	137,225	9,270,113	-	-
Trading loss	-	(5,028)	-	(1,179,617)	-	(11,244)
Unitholders' contributions	-	-	6,569	500,000	-	100,000
Unitholders' redemptions	-	-	(31,492)	(2,058,452)	-	-
Balances at December 31, 2015	535	31,079	112,302	6,532,044	-	88,756
Trading loss	-	(4,676)	-	(830,352)	-	(6,008)
Unitholders' contributions	-	-	-	-	-	-
Unitholders' redemptions	-	-	(28,569)	(1,561,883)	-	(82,748)
Balances at December 31, 2016	535	$26,403	83,733	$4,139,809	-	$-

Unitholders' Capital (LLC Equity/Non-Trading)	Participating Owners-		Nonparticipating Owners-		Total Unitholders' Capital-
	LLC Equity/Non-Trading		LLC Equity/Non-Trading		LLC Equity/Non-Trading
	Units	Dollars	Units	Dollars	Units	Dollars

Balances at December 31, 2013	171,234	$89,652	2,102,054	$1,100,572	2,273,288	$1,190,224
Non-Trading income (loss)	-	(592)	-	26,831	-	26,239
Reallocation due to Redemptions	(55,737)	(27,256)	55,737	27,256	-	-
Unitholders' distribution	-	-	-	-	-	-
Balances at December 31, 2014	115,497	61,804	2,157,791	1,154,659	2,273,288	1,216,463
Non-Trading loss	-	(36,957)	-	(716,723)	-	(753,680)
Reallocation due to Redemptions	(21,106)	(5,632)	21,106	5,632	-	-
Unitholders' distribution	(94,391)	(19,215)	(2,178,897)	(443,568)	(2,273,288)	(462,783)
Balances at December 31, 2015	-	-	-	-	-	-
Non-Trading income (loss)	-	-	-	-	-	-
Reallocation due to Redemptions	-	-	-	-	-	-
Unitholders' distribution	-	-	-	-	-	-
Balances at December 31, 2016	-	$-	-	$-	-	$-

Total Unitholders Capital at December 31, 2016						$4,139,809

	Unitholders'	Unitholders'
	Capital Trading Class A	Capital Trading Class B
Net asset value per unit at December 31, 2015	$58.09	$66.84
Net change per unit	(8.74)	(8.90)
Net asset value per unit at December 31, 2016	$49.35	$57.94

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements –
December 31, 2016, 2015, 2014

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

Pursuant to an Investment Management Agreement dated August 30, 2013 (the “Investment Management Agreement”), the Managing Owner appointed RPM Risk & Portfolio Management Aktiebolag, a limited liability company organized under the laws of Sweden, as investment manager to the Trust (“RPM” or the “Investment Manager”).  RPM has been registered with the CFTC as a commodity trading advisor (CTA), and has been a member in good standing of the NFA in such capacity, since August 27, 2015.  Prior to August 27, 2015, RPM was exempt from registration as a CTA pursuant CFTC Rule 4.14(a)(10) as (i) during the course of any 12-month periods, it had not furnished commodity trading advice to more than 15 persons; and (ii) it did not hold itself out generally to the public as a CTA.  The Trust remains a multi-advisor commodity pool where trading decisions for the Trust are delegated to the Trading Advisors, representing the Investment Manager’s “Evolving Manager Program”.  RPM is responsible for selecting, monitoring, and replacing each commodity trading advisor available for its Evolving Manager Program.  RPM is also responsible for the Trust’s allocations to each Trading Advisor through the Trust’s investment in RJ OASIS (as defined below).  RPM may also add, remove or replace any Trading Advisor without the consent of or advance notice to investors.  Investors will be notified of any material change in the basic investment policies or structure of the Trust.

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

As of January 23, 2017, the Trust’s assets are currently allocated to O’Brien Alternative Strategic Investment Solutions, LLC (“RJ OASIS”), a Delaware series limited liability company operated by RJOFM.  During the period of November 24, 2016 to January 23, 2017, the Trust had redeemed all interests in RJ OASIS due to the declaration of a Special Redemption Date (as defined below).  Each “series” of RJ OASIS feeds into a separate trading company established to facilitate trading by a particular Trading Advisor (each, a “Trading Company” and collectively, the “Trading Companies”).  The Trading Companies are operated by RJOFM.  RJOFM is the Managing Member of each RJ OASIS series and each Trading Company.  RJOFM has no equity interest in any RJ OASIS series or Trading Company.  Following the Special Redemption Date (as defined below), the Trust’s assets were initially allocated to a single series (the “OASIS RPM Evolving CTA Series”), of which the Trust is the sole member, and the assets of the OASIS RPM Evolving CTA Series then feeds into separate Series, whose assets are allocated to separate Trading Companies established to facilitate trading by a particular Trading Advisor.

The Trust is governed by the Tenth Amended and Restated Declaration and Agreement of Trust dated January 31, 2015 (the “Trust Agreement”).

On November 21, 2016, the Net Asset Value per Unit (as defined in the Trust Agreement) of the Class A Units declined to less than $50, after adding back all distributions.  Due to this decline in the Net Asset Value per Unit of the Class A Units, a legacy provision in the Trust Agreement from when the Trust was publicly offered was triggered, requiring RJOFM to liquidate all of the Trust’s open positions and suspend trading until after a Special Redemption Date (as defined in the Trust Agreement).  RJOFM declared December 30, 2016 as the Special Redemption Date in a notice to unitholders dated November 30, 2016, a copy of which is filed as Exhibit 20.01 hereto.  Pursuant to this notice, Class A unitholders had the opportunity to redeem their interest in the Trust by submitting a written redemption request to the Managing Owner by no later than December 28, 2016.  Following such date, in accordance with the Trust Agreement, if the Net Assets of the Trust (as defined in the Trust Agreement) were at least $1,000,000 and the Net Asset Value per Unit of the Class A Units was in excess of $25, the Trust could, in the discretion of the Managing Owner, resume trading.  After such date, the Net Assets of the Trust were $4,091,193 and the Net Asset Value per Unit of the Class A Units was $49.35 and the Managing Owner decided to resume the Trust’s trading through the Trust’s investment in the OASIS RPM Evolving CTA Series.

Prior to the Trust’s allocation to the OASIS RPM Evolving CTA Series on January 23, 2017, RPM delegated trading decisions for the Trust to six independent Trading Advisors:  Revolution Capital Management, LLC (“RCM”), PGR Capital LLP (“PGR”), ROW Asset Management, LLC (“ROW”), Turning Wheel Capital, Inc. (“TWC”), Claughton Capital, LLC (“Claughton”) and Degraves Capital Management PTY (“DCM”),  pursuant to advisory agreements executed between the Managing Member, and, as applicable, each Trading Company and each Trading Advisor (each an “Advisory Agreement” and collectively the “Advisory Agreements”).

The Advisory Agreements provide that each Trading Advisor has discretion in and responsibility for the selection of the Trading Company’s commodity transactions with respect to that portion of the Series’ assets allocated to it.

As of November 21, 2016, on the date the Net Asset Value per Unit of the Class A units declined to less than $50 and prior to quarter-end reallocation, RCM was managing 14.29%, ROW 10.65%, TWC 5.03% and DCM 6.69% of the Trust’s assets, respectively.  Following the Trust’s resuming trading through its investment in the OASIS RPM Evolving CTA Series and as of January 23, 2017, the date of the Trust’s initial allocation to the OASIS RPM Evolving CTA Series and prior to the quarter-end reallocation, RPM delegated trading decisions for the Trust to three independent Trading Advisors: RCM, Claughton and DCM, pursuant to separate Advisory Agreements.  As of January 23, 2017, RCM was managing 38.56%, Claughton 7.72% and DCM 7.58%.

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

The Trust will be terminated on December 31, 2026, unless terminated earlier upon the occurrence of one of the following:  (1) Beneficial Owners holding more than 50% of the outstanding units notify the Managing Owner to dissolve the Trust as of a specific date; (2) 120 days after the filing of a bankruptcy petition by or against the Managing Owner, unless the bankruptcy court approves the sale and assignment of the interests of the Managing Owner to a purchaser/assignor that assumes the duties of the Managing Owner; (3) 120 days after the notice of the retirement, resignation, or withdrawal of the Managing Owner, unless Beneficial Owners holding more than 50% of the outstanding units appoint a successor; (4) 90 days after the insolvency of the Managing Owner or any other event that would cause the Managing Owner to cease being managing owner of the Trust, unless Beneficial Owners holding more than 50% of the outstanding units appoint a successor; (5) dissolution of the Managing Owner; (6) insolvency or bankruptcy of the Trust; (7) a decrease in the NAV to less than $2,500,000; (8) dissolution of the Trust; or (9) any event that would make it unlawful for the existence of the Trust to be continued or require dissolution of the Trust.

A portion of the Trust’s net assets are deposited in the Trust’s accounts with RJO, the Trust’s clearing broker and currency dealer.  For U.S. dollar deposits, 100% of interest earned on the Trust’s assets, calculated by the average four-week Treasury bill rate, is paid to the Trust.  For non-U.S. dollar deposits, the current rate of interest is equal to a rate of one-month LIBOR less 100 basis points.  Any amounts received by RJO in excess of amounts paid to the Trust are retained by RJO.  On October 6, 2010, the Managing Owner appointed RJO Investment Management LLC (“RJOIM”), an affiliate of the Managing Owner, to manage the Trust’s cash deposited with Wells Fargo Bank, N.A. (“Wells”).  As of December 31, 2016, Wells held approximately $4,850,000 of the Trust’s assets.  To the extent excess cash is not invested in securities, such cash will be subject to the creditworthiness of the institution where such funds are deposited.

As of December 31, 2016, accounting and transfer agency services for the Trust are provided by NAV Consulting, Inc., the Trust’s administrator.

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

Accordingly, the LLC/Non-trading unitholders capital accounts were distributed to US Bank on the Termination Date.  Amounts estimated to be due to Participating Owners aggregating $17,890 are reflected as a distribution payable and a receivable from US Bank in the Consolidated Statements of Financial Condition.

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

(b)    Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Trust, its wholly-owned subsidiaries: the LLC through the Termination Date (see Note (1) above), the OASIS Centurion Investment Mgmt Series, OASIS Turing Wheel Capital Series, OASIS Claughton Capital Series, and OASIS Degraves Capital Mgmt PTY Series.  Through the liquidation date (see Note (1) above), the consolidated financial statements also include the controlling and majority equity interest in the OASIS Revolution Capital Mgmt Series, OASIS PGR Capital Series and OASIS ROW Asset Mgmt Series.  Through the liquidation date (see Note (1) above), interests in such series of RJ OASIS not wholly-owned by the Trust are shown as non-controlling interests.  All material intercompany transactions have been eliminated upon consolidation.

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

For each series of RJ OASIS in which the Trust invests, that portion of the Trust’s net assets are deposited into an account of the relevant Trading Company held at RJO,  the clearing broker and currency dealer for each Trading Company.  For U.S. dollar deposits, 100% of interest earned on the series’ assets, calculated by the average four-week Treasury bill rate, is paid to the series.  For non-U.S. dollar deposits, the current rate of interest is equal to a rate of one-month LIBOR less 100 basis points.  Any amounts received by RJO in excess of amounts paid to the series are retained by RJO.  On October 6, 2010, the Managing Owner appointed RJO Investment Management LLC (“RJOIM”), an affiliate of the Managing Owner, to manage the Trust’s cash deposited with Wells Fargo Bank, N.A. (“Wells”).  As of December 31, 2016, Wells held approximately $4,850,000 of the Trust’s assets.  To the extent excess cash is not invested in securities, such cash will be subject to the creditworthiness of the institution where such funds are deposited.

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

Management fees and incentive fees were not due on the LLC net assets.  See Note (1).

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

For a description of the fees paid by the Trust to RJOIM, the Trust’s cash manager, see Note (9).

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

The Trust files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions.  The Trust’s U.S. federal income tax returns for all tax years ended on or after December 31, 2013, remain subject to examination by the Internal Revenue Service.  The Trust’s state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, generally ranging from three to five years from the date of filing.

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

Net trading results from derivatives for the years ended December 31, 2016, 2015, and 2014, respectively, are reflected in the consolidated statements of operations and are equal to the gain or loss from trading less brokerage commissions.  Such trading results reflect the net gain or loss arising from the Trust’s speculative trading of futures contracts, options and forward contracts through its indirect investment with the Trading Companies.

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

See Note (10) for further details on Derivative Instruments and Hedging Activities.

(6)           Fair Value Measurements

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

          Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Trust has the ability to access at the measurement date.  An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.  The value of any exchange-traded futures contracts and options fall into this category.  As of December 31, 2016, the Trust did not have any Level 1 assets of liabilities.

          Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  This category includes forward currency contracts, options on forward currency contracts and fixed income securities that are valued using models or other valuation methodologies derived from observable market data.  As of December 31, 2016 and December 31, 2015, respectively, the Trust did not have any Level 2 assets of liabilities.

          Level 3 inputs are unobservable inputs for an asset or liability.  Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.  As of December 31, 2016 and December 31, 2015, respectively, the Trust did not have any Level 3 assets or liabilities.

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

As of December 31, 2016, the Trust held no assets or liabilities measured at fair value.  The following table presents the Trust’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Net unrealized gain on open contracts:
Futures positions	$3,414	$-	$-	$3,414
	3,414	-	-	3,414
Liabilities
Options written on futures contracts	(8,059)	-	-	$(8,059)
	(8,059)	-	-	(8,059)

Total fair value	$(4,645)	$-	$-	$(4,645)

(7)           Operations

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

“Commission and fees” included the following across each class of units (1):

Recipient	Nature of Payment	Class A Units	Class B Units	Class C Units	Class D Units (2)
Managing Owner	Managing Owner Fee	0.50%	0.50%	0.50%	0.50%
Selling Agents	Selling Commission	2.00%	0.00%	0.00%	2.00%
Selling Agents	Selling Commission (initial sales charge) (3)	0.00%	0.00%	0.00%	2.00%
Managing Owner	Wholesale Fee (4)	0.00%	0.00%	0.35%	0.35%
Clearing Broker	Clearing, NFA and exchange fees (approximately) (5)	1.75%	1.75%	1.75%	1.75%

		4.25%	2.25%	2.60%	6.60%

(1)  The above costs, fees and expenses are reflected in the commission by class line on the consolidated statement of operations.  Commissions were not paid with respect to the LLC’s net assets.

(2)  As of December 31, 2016, no Class D units had been sold.

(3)  Class D units may be subject to an initial sales charge of up to 2.00% of the subscription amount upon investment.

(4)  The Class C and Class D units are subject to a wholesaling fee of .35% to the Managing Owner to compensate agents who may facilitate distribution of such units.

(5)  Fees are charged as actually incurred.

(8)            Financial Highlights

The following financial highlights show the Trust’s financial performance of the Trading units for the periods ended December 31, 2016, 2015 or 2014.  Total return is calculated as the change in a theoretical beneficial owner’s investment over the entire period, and is not annualized.  Total return is calculated based on the aggregate return of the Trust’s Trading units taken as a whole.  As of December 31, 2015, no Class D units had been sold and, therefore, the Trust’s financial performance with respect to the Class D units is not reflected below.

	Class A			Class B			Class C
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Per share operating performance:
Net asset value of Trading units, beginning of year	$58.09	$67.49	$71.25	$66.84	$76.11	$78.74	$-	$-	$-
Total Trading income (loss):
Trading gain (loss)	(1.20)	(1.38)	5.31	(1.49)	(1.59)	6.08	-	-	-
Investment income	0.14	0.02	0.04	0.16	0.02	0.04	-	-	-
Expenses	(7.68)	(8.04)	(9.11)	(7.57)	(7.70)	(8.75)	-	-	-
Trading loss	(8.74)	(9.40)	(3.76)	(8.90)	(9.27)	(2.63)	-	-	-
Net asset value of Trading units, end of year	$49.35	$58.09	$67.49	$57.94	$66.84	$76.11	$-	$-	$-

Total return:
Total return before incentive fees	(13.82%)	(12.71%)	(3.28%)	(12.11%)	(11.01%)	(1.94%)	-	5.22%	-
Less incentive fee allocations	(1.22%)	(1.22%)	(1.99%)	(1.20%)	(1.17%)	(1.41%)	-	(1.22%)	-
Total return	(15.04%)	(13.93%)	(5.27%)	(13.31%)	(12.18%)	(3.35%)	-	4.00%	-

Ratios to average net assets:
Trading gain (loss)	(14.06%)	(15.48%)	(9.26%)	(12.31%)	(13.10%)	(15.76%)	-	3.93%	-
Expenses:
Expenses, less incentive fees	(12.43%)	(11.87%)	(12.34%)	(10.24%)	(9.76%)	(10.67%)	-	(0.49%)	-
Incentive fees	(1.22%)	(1.22%)	(1.99%)	(1.20%)	(1.17%)	(1.41%)	-	(1.22%)	-
Total expenses	(13.65%)	(13.09%)	(14.33%)	(11.44%)	(10.93%)	(12.08%)	-	(1.71%)	-

The calculations above do not include activity within the Trust’s Non-Trading Accounts.

The net income and expense ratios are computed based upon the weighted average net assets for the Trust for the periods ended December 31, 2016, 2015 and 2014.  The amounts are not annualized.  Total return is calculated for each class of unitholders’ capital taken as a whole.  An individual investor’s return may vary from these returns.

*No financial highlights per share operating performance has been presented for Class C units since all Class C units were purchased and fully redeemed in January 2015.  Class C net assets were zero at the beginning and the end of the year.

(9)         Cash Management Agreement with Affiliate

On October 6, 2010, the Managing Owner retained RJOIM, an SEC registered investment adviser and an affiliate of the Managing Owner, as cash manager.  The assets managed by RJOIM are held in segregated accounts in custody at Wells.  RJOIM is paid an annual fee, currently 0.20% calculated and accrued daily at a rate equal to 1/360 of the principal balance.  As of August 1, 2014, RJOIM agreed to waive all advisory fees previously charged to the Trust, back to January 1, 2014, in response to a request by the Managing Owner for said rebate.  This request was made due to the decrease in the size of the Trust’s deposit with RJOIM and the current interest rate environment.  The total amount waived as of July 31, 2014, was $3,483.  As of December 31, 2016 and 2015, the Trust’s deposits held by RJOIM consisted of cash of $4,850,088 and $1,449,723, respectively, and fixed income securities of $0 and $0, respectively.  Advisory fees earned by RJOIM aggregated $0, $0, and $0, for the years ended December 31, 2016, 2015 and 2014 respectively.  Since August 1, 2014, RJOIM continues to waive its advisory fee.

(10)         Derivative Instruments and Hedging Activities

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

As of December 31, 2016, the Trust held no assets or liabilities reported at fair value.  The above reported fair values are included in equity in commodity trading accounts – net unrealized gain on open contracts and in purchased options on futures and written options on futures contracts in the consolidated statements of financial condition as of December 31, 2015.

Trading gain (loss) for the following periods:

	Year ended December 31,
Type of Futures Contracts	2016	2015	2014
Agriculture	$140,538	$(177,298)	$(42,004)
Currency	(117,250)	(480,313)	790,640
Energy	(165,154)	687,431	126,535
Indices	(59,458)	(226,266)	(566,210)
Interest rates	297,195	16,128	188,370
Metals	(133,786)	15,436	21,168
	$(37,915)	$(164,882)	$518,499

See Note (5) for additional information on the trading of derivatives not designed as hedging instruments and the related risks.

(11)         Offsetting

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

For financial reporting purposes, the Trust nets its similar derivative assets and liabilities that are subject to netting arrangements in the Statements of Financial Condition.  The following tables present the Trust’s derivative assets and liabilities by investment type and by counterparty, net of amounts available for offset under a master netting agreement, along with the related collateral received or pledged by the Trading Companies (cash on deposit with broker) as of December 31, 2016 and December 31, 2015:

	Offsetting of Derivative Assets

	As of December 31, 2016			As of December 31, 2015
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition

Description

Futures and forward contracts	$-	$-	$-	$185,942	$(182,528)	$3,414

	$-	$-	$-	$185,942	$(182,528)	$3,414

	Derivative Assets and Collateral Held by Counterparty

	As of December 31, 2016				As of December 31, 2015
	Net Amount of Assets in the Statement of Financial Condition				Net Amount of Assets in the Statement of Financial Condition
Individual Trading Companies (with derivative assets and collateral held by RJO)		Gross Amounts Not Offset in the Statement of Financial Condition				Gross Amounts Not Offset in the Statement of Financial Condition
		Financial Instruments	Cash Collateral Received	Net Amount		Financial Instruments	Cash Collateral Received	Net Amount

OASIS PGR, LLC	$-	$-	$-	$-	$(26,242)	$-	$-	$(26,242)
OASIS ROW, LLC	-	-	-	-	11,674	-	-	11,674
OASIS TWC, LLC	-	-	-	-	(715)	-	-	(715)
OASIS Claughton, LLC	-	-	-	-	18,697	-	-	18,697

	$-	$-	$-	$-	$3,414	$-	$-	$3,414

	Offsetting of Derivative Liabilities

	As of December 31, 2016			As of December 31, 2015
			Net Amounts of Liabilities Presented in the Statement of Financial Condition			Net Amounts of Liabilities Presented in the Statement of Financial Condition
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition		Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition

Description

Futures and forward contracts	$-	$-	$-	$182,528	$(182,528)	$-
Options written on futures contracts	-	-	-	8,059	-	8,059

	$-	$-	$-	$190,587	$(182,528)	$8,059

	Derivative Liabilities and Collateral Pledged by Counterparty

	As of December 31, 2016				As of December 31, 2015
	Net Amount of Liabilities in the Statement of Financial Condition				Net Amount of Liabilities in the Statement of Financial Condition
Individual Trading Companies (with derivative liabilities and collateral held by RJO)		Gross Amounts Not Offset in the Statement of Financial Condition				Gross Amounts Not Offset in the Statement of Financial Condition
		Financial Instruments	Cash Deposits Held by Broker	Net Amount		Financial Instruments	Cash Deposits Held by Broker	Net Amount

OASIS ROW, LLC	$-	$-	$-	$-	$8,059	$(8,059)	$-	$-

	$-	$-	$-	$-	$8,059	$(8,059)	$-	$-

(12)       Subsequent Events

As of January 23, 2017, the Trust began allocating assets to trading and subscribed to invest into the “OASIS RPM Evolving CTA Series” (managed by RPM).  The amount allocated to OASIS RPM Evolving CTA Series was $2,333,333 and the amount allocated from Wells was $2,333,333.  The OASIS RPM Evolving CTA Series in turn invested into the OASIS Revolution Capital Mgmt Series (managed by RCM), the OASIS Claughton Capital Series (managed by Claughton) and the OASIS Degraves Capital Mgmt PTY Series (managed by DCM).  The amount allocated to OASIS Revolution Capital Mgmt Series, OASIS Claughton Capital Mgmt Series and OASIS Degraves Capital Mgmt PTY Series was $1,666,667, $333,333 and $333,333, respectively.

As of March 1, 2017, the Trust allocated additional assets to the OASIS RPM Evolving CTA Series (managed by RPM).  The amount allocated to OASIS RPM Evolving CTA Series was $148,363 and the amount allocated from Wells was $148,363.  The OASIS RPM Evolving CTA Series in turn invested into the OASIS Revolution Capital Mgmt Series (managed by RCM), the OASIS Claughton Capital Series (managed by Claughton) and the OASIS Degraves Capital Mgmt PTY Series (managed by DCM).  The amount allocated to OASIS Revolution Capital Mgmt Series, OASIS Claughton Capital Mgmt Series and OASIS Degraves Capital Mgmt PTY Series was $98,805, $9,076 and $38,081, respectively.

The Trust expects to pay annual expenses of approximately 10.18% (for Class C units) to 15.03% (for Class D units) after taking into account estimated interest income of its average month-end assets.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ James Gabriele
James Gabriele Chief Financial Officer R.J. O’Brien Fund Management, LLC
The Managing Owner and Commodity Pool Operator of
RJO Global Trust
March 30, 2017